Form 10-K, Exhibit 13
period 1996-06-01
AMERICAN CONSUMERS INC
filed 1996-09-03
CIK 4811

[ACI LOGO]

American
Consumers,
Inc.









							  1996
							Annual
							Report

       [ACI LOGO]     American Consumers, Inc.
			   P.O.Box 2328
		   Fort Oglethorpe, Georgia 30742
			  Phone 861-3347
			   Fax 861-3364




		       TO  OUR  STOCKHOLDERS



     Sales for the 52-week fiscal year ended June 1, 1996, were $29,285,926. The Company operated six stores during the fiscal years ended June 1, 1996, and June 3, 1995. Net profits for the fiscal year were $235,951 as compared to net profits of $172,116 for the previous year. Earnings per share were 25 cents for the current fiscal year as compared to 18 cents per share for the previous fiscal year. Book value per share at June 1, 1996, and June 3, 1995, was $2.74 and $2.52, respectively.

     The Board of Directors elected to pay dividends during the year. A dividend of 2 cents per share was paid in the first two quarters of the current year. The Company repurchased 2,791 shares of common stock from certain unaffiliated shareholders in response to several unsolicited requests during the year.

     Entry into the Company's trade area by Winn Dixie and Save-A-Lot, and further expansion of Food Lion, a foreign-owned competitor, has caused Ingles and Bi-Lo to react negatively by further reducing prices and increasing advertising and promotional activity. These developments have resulted in further pressures on the Company's sales and profits.

     Despite intense competition, the Company has managed to sustain its profitability during the year through carefully controlling costs and managing prices.

     It is difficult to anticipate the effect of current and future events and actions in the marketplace, but management intends to continue its efforts to maintain the Company's profitability for the wellbeing of its shareholders, employees, and customers.

     Your support is very much appreciated.

				     Sincerely,

				     AMERICAN CONSUMERS, INC.

				     /s/ Michael A. Richardson


				     Michael A. Richardson
				     Chairman & C.E.O.

BOARD OF DIRECTORS        CORPORATE OFFICERS      CORPORATE INFORMATION

VIRGIL BISHOP (1)         MICHAEL A. RICHARDSON   EXECUTIVE OFFICES
Vice President            Chairman of the Board,  P.O. Box 2328
American Consumers, Inc.  Chief Exec. Officer     Fort Oglethorpe, GA 30742
			   and President

PAUL R. COOK(1)           PAUL R. COOK            AUDITORS
Exec. Vice-President      Exec. Vice-President    Hazlett, Lewis & Bieter,
and Treasurer              and Treasurer           PLLC
American Consumers, Inc.                          Tivoli Center, Suite 300
						  701 Broad Street
						  Chattanooga, TN  37402

JOHN PRICE(2)(3)          JAMES E. FLOYD(1)       COUNSEL
Pharmacist (Retired)      Vice-President          Witt, Gaither & Whitaker,P.C.
						  1100 SunTrust Bank Building
						  Chattanooga, TN  37402

MICHAEL A. RICHARDSON(1)  VIRGIL BISHOP           10-K REPORT
Chairman of the Board,    Vice-President          American Consumers, Inc.'s
 Chief Exec. Officer                              annual report on Form 10-K
 and President                                    as filed with TheSecurities
American Consumers, Inc.                          and Exchange Commission is
						  available to stockholders
						  free of charge upon written
THOMAS L. RICHARDSON(2)(3) REBA S. SOUTHERN(1)    request to:
Chairman of the Board      Secretary               Corporate Secretary
Learning Labs, Inc.                                American Consumers, Inc.,
						   P.O. Box 2328,
JEROME P. SIMS, SR. (2)(3)                         Ft. Oglethorpe, GA 30742
Physician (Retired)

H. S. WILLBANKS (2)(3)
Former owner of Willbanks
 Paint Center (Retired)




(1) Executive Committee (Mr. Floyd and Mrs. Southern are ex officio members of the committee.)

(2) Audit Committee

(3) Compensation Committee

			AMERICAN  CONSUMERS,  INC.

		    FIVE-YEAR  SUMMARY  OF  OPERATIONS

		 (In thousands, except per share amounts)
- ------------------------------------------------------------------------

				       FISCAL YEAR ENDED
			    ---------------------------------------------
			    JUNE 1   JUNE 3  MAY 28   MAY 29   MAY 30
			     1996     1995    1994     1993     1992
			     ------  ------- -------  ------   -------

NET SALES                   $29,286  $28,835 $28,542  $30,153  $31,522
			     ------   ------  ------   -------  ------

COST AND EXPENSES:
 Cost of goods sold          22,996   22,896  22,727   24,399   25,537
 Operating, general and
   administrative expenses    5,895    5,675   5,467    5,706    5,772
 Interest expense                46       18      14       23        7
 Other income, net          (    27) (    41) (   51) (    12) (    65)
			      -----    -----    ----     ----      ----
   Total..................   28,910   28,548  28,157   30,116   31,251

Income before income taxes      376      287     385       37      271
			     ------   ------   -----    ------  -------

INCOME TAXES:
 Federal                        119       99     123        3       79
 State                           21       16      23        1       15
			     ------   ------   -----    ------   ------

   Total                        140      115     146        4       94
			     ------   ------   -----    ------   ------

NET INCOME                  $   236  $   172   $ 239    $  33    $ 177
			     ======   ======   =====    ======   ======

PER SHARE AMOUNTS:
 Net income                 $   .25  $   .18 $   .25  $   .03  $   .19
			     ======   ======   =====    ======   ======

 Cash dividends.........    $   .04  $   .08 $   .04  $     0  $   .08
			     ======   ======   =====    ======   ======
WEIGHTED AVERAGE NUMBER
 OF SHARES OUTSTANDING          926      933     944      944      944
			     ======   ======   =====    ======   ======

TOTAL ASSETS                $ 4,503  $ 3,737 $ 3,808  $ 3,560  $ 3,768
			     ======   ======  ======   ======   =======

OBLIGATIONS UNDER CAPITAL
 LEASE AGREEMENTS           $   498  $     0 $     0  $     0  $     0
			     ======   ======   ======   ======   =======

				      3

		  MARKET AND DIVIDEND INFORMATION


     The Company's common stock is traded in the over-the-counter market. The approximate number of record holders of the Company's common stock at June 1, 1996, was 940. The following table gives the range of high and low bid quotations and dividends for each quarterly period for the two most recent fiscal years.

- -----------------------------------------------------------------
		      Bid Prices        Asked Prices    Dividends
- -----------------------------------------------------------------
		      High     Low      High    Low     Per Share
		      -----    ----     ----    ----    ---------

1996
- ----
  First Quarter       None     None     None    None     $0.02
- ---------------------------------------------------------------
  Second Quarter      None     None     None    None     $0.02
- ---------------------------------------------------------------
  Third Quarter       $0.50    $0.50    None    None     None
- ---------------------------------------------------------------
  Fourth Quarter      $0.50    $0.50    None    None     None
- ---------------------------------------------------------------

1995
- ----
  First Quarter       None     None     None    None     $0.02
- ---------------------------------------------------------------
  Second Quarter      None     None     None    None     $0.02
- ---------------------------------------------------------------
  Third Quarter       None     None     None    None     $0.02
- ---------------------------------------------------------------
  Fourth Quarter      None     None     None    None     $0.02
- ---------------------------------------------------------------



     The information set forth in the above table is supplied through the National Quotation Bureau, Inc. where available.

     There is no established public trading market for the Company's stock. The market-makers as of June 1, 1996, are:

     Carr Securities Corporation   New York       (800) 221-2243

     Hill Thompson Magid & Co.     New Jersey     (800) 631-3083

     Paragon Capital Corporation   Boca Raton     (800) 521-8877

     Chicago Corporation           Chicago        (800) 621-1674

	 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
		CONDITION AND RESULTS OF OPERATIONS

		       RESULTS OF OPERATIONS

     The Company experienced an after-tax profit in its fiscal year ended June 1, 1996, of $235,951 as compared to a profit of $172,116 for the prior fiscal year. Net sales for the current 52-week fiscal year increased approximately 1.6% from net sales for the previous 53-week fiscal year.

     The Company's gross margin increased slightly to 21.48% during the past year versus 20.60% for fiscal year 1995 and 20.37% for fiscal year 1994. This increase is attributable to efficiencies resulting from the installation of scanning registers and check-in equipment in the receiving department in all stores during the past fiscal year, as well as, progressively passing price increases through to the retail level, to the extent permitted by competition. The Company utilizes a retail inventory system in all stores which is designed to reduce inventory levels and increase gross margin.

     The Company's Operating, General and Administrative Expenses for the fiscal year ended June 1, 1996, increased from the previous fiscal year. Such expenses as a percentage of sales remained fairly consistent at 20.13% as compared to 19.68% for the past fiscal year. Increases in certain expenses, particularly store payroll, advertising, and depreciation and maintenance expense on capital leases, account for most of the increase. Also, $20,000 was contributed in 1996 to the Company's 401(k) plan. Operating, General and Administrative Expenses amounted to 19.15% of net sales for fiscal 1994. Accordingly, the Company has continued to experience a slight (less than 1%) increase in such expense over its fiscal year ended in 1994.

     The increase in interest expense is attributable to interest expensed on capitalized leases in the amount of $27,539 during the 1996 year.

     Other income for the past three (3) fiscal years consists of the following:

				      1996      1995      1994
				      ----      ----      ----
     Vendors' compensation          $16,752   $16,025   $14,683
     Gain (loss) on sale of assets  (21,621)  (12,455)    9,418
     Interest income                 25,364    27,515    21,193
     Other income                     7,852    10,389     6,017
				      ------    ------   ------

	 Totals                     $28,347   $41,474   $51,311
				     =======   =======  =======

     Price competition remained a significant factor in the Company's results of operations. The Company's major competitors advertise a variety of mainline items at prices below the Company's cost and sell at everyday low prices several entire categories of items (pet foods, cereals, baby foods, etc.) at or below the Company's cost. Accordingly, the Company seeks to improve its profitability by obtaining the lowest cost for its goods and by carefully managing its pricing. The Company's major supplier of staple groceries is Fleming Co., Inc. ("Fleming") a supplier with its principal corporate offices in Oklahoma City, Oklahoma.

INCOME TAXES

     The provision for income taxes for the fiscal year ended June 1, 1996, was $140,457 or 37% of income before taxes. The provision for income taxes for 1995 was 40% of income before taxes. The provision for income taxes for fiscal 1994 was 38% of income before taxes. The components of income taxes are detailed in Note 5 of the Company's financial statements.

     Federal and state income taxes are included as a current liability for the current fiscal year and as a prepaid expense for fiscal 1995.

INFLATION

     The Company continues to seek ways to cope with the threat of renewed inflation. To the extent permitted by competition, increased costs of goods and services to the Company are reflected in increased selling prices for the Company's goods. When the Company is forced to raise overall prices of its goods, the Company attempts to preserve its market share by competitive pricing strategies which emphasize weekly advertised specials.


			 FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

     The Company finances its working capital requirements principally through its cash flow from operations and short-term borrowings. Short-term borrowing to finance inventory purchases is provided by the Company's $300,000 line of credit with its principal inventory supplier and an $800,000 line of credit from its lead bank, Wachovia Bank, Dalton, Georgia. Short-term borrowings at June 1, 1996, and June 3, 1995, are unsecured notes payable totaling $201,000 and $198,000, respectively, to a principal shareholder.
For detailed information concerning the Company's short-term borrowings, see Note 3 to the Company's financial statements.

     The ratio of current assets to current liabilities was 2.32 to 1 at the end of fiscal 1996, as compared to 2.37 to 1 at the end of fiscal 1995, and 2.25 to 1 at the end of fiscal 1994. Cash and temporary investments constituted 41.13% of total current assets at June 1, 1996, as compared to 32.91% of total current assets at June 3, 1995, and 42.78% at May 28, 1994. The decrease to 32.91%
was due primarily to cash outflows during the past fiscal year for equipment, income taxes, dividends and redemption of common stock.

     The Company joined an advertising cooperative during the 1995 fiscal year and, due to the cooperative's equipment problems, collections of rebates were delayed at that year-end. This problem has been corrected and, along with better collections of coupon receivables, is the reason for the decrease in accounts receivable.

     The decrease in prepaid expenses was caused by a decrease in prepaid rent and other prepaids for the periods presented.

     Other assets decreased due to an investment in a warehouse cooperative which matured in December 1995 .

     Other current liabilities increased due to an increase in accrued bonuses and other liabilities at June 1, 1996.

     During the fiscal year ended June 1, 1996, retained earnings increased as a result of the Company's profitability.

MATERIAL COMMITMENTS

     Capital expenditures are not expected to exceed $100,000 during the next fiscal year.

     The Company adopted a retirement plan effective January 1, 1995. The plan is a 401(k) plan administered by Capital Guardian. Participation in the plan is available to all full-time employees after one year of service and age 19. Any contribution by the Company will be at the discretion of the Board of Directors. The Company's contribution to the plan was $20,000 in 1996.

     None of the Company's employees are represented by a union.

[HL&B LOGO]

Hazlett, Lewis & Bieter, PLLC
CERTIFIED PUBLIC ACCOUNTANTS





	 REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS





To the Board of Directors and Stockholders
American Consumers, Inc.
Fort Oglethorpe, Georgia

     We have audited the accompanying balance sheets of American Consumers, Inc. as of June 1, 1996, and June 3, 1995, and the related statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended June 1, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements mentioned above present fairly, in all material respects, the financial position of American Consumers, Inc. as of June 1, 1996, and June 3, 1995, and the results of its operations and its cash flows for each of the three years in the period ended June 1, 1996, in conformity with generally accepted accounting principles.


				/S/Hazlett, Lewis & Bieter, PLLC



Chattanooga, Tennessee
July 10, 1996

			AMERICAN  CONSUMERS,  INC.

			  STATEMENTS  OF  INCOME

  For the Fiscal Years Ended June 1, 1996, June 3, 1995, and May 28, 1994

- -------------------------------------------------------------------------

				    1996          1995           1994
				 (52 Weeks)    (53 Weeks)     (52 Weeks)
NET SALES                       $29,285,926    $28,834,871    $28,541,595

COST OF GOODS SOLD               22,996,383     22,895,821     22,727,130
				 ----------     ----------     ----------
Gross profit                      6,289,543      5,939,050      5,814,465

OPERATING, GENERAL AND
 ADMINISTRATIVE EXPENSES          5,895,329      5,675,490      5,467,002
				 ----------      ---------      ---------
   Operating income                 394,214        263,560        347,463
				 ----------      ---------      ---------

OTHER INCOME (EXPENSE)
 Interest expense               (   46,153)    (   18,068)    (   13,862)
 Other income                       28,347         41,474         51,311
				 ----------      ---------      ---------

				(   17,806)        23,406         37,449
				 ----------      ---------      ---------

   Income before income taxes      376,408        286,966        384,912

FEDERAL AND STATE INCOME
 TAXES (Note 5)                    140,457        114,850        146,248
				 ----------      ---------      ---------

NET INCOME                      $  235,951     $  172,116     $  238,664
				===========    ===========    ===========
EARNINGS PER SHARE              $      .25     $      .18     $      .25
				===========    ===========    ===========
WEIGHTED AVERAGE NUMBER
 OF SHARES OUTSTANDING             925,961        933,370        944,658
				===========    ===========    ===========


The Notes to Financial Statements are an integral part of these statements.

			AMERICAN  CONSUMERS,  INC.

			      BALANCE  SHEETS

		      June 1, 1996, and June 3, 1995

- ---------------------------------------------------------------------------

						    1996           1995
						    ----           ----                                        ------         ------
     ASSETS

CURRENT ASSETS
 Cash                                         $    606,399  $    416,456
 Securities purchased under agreement
   to resell (Note 2)                              371,150       187,700
 Certificate of deposit (Note 3)                   355,932       337,021
 Accounts receivable                               190,225       238,523
 Inventories (Note 3)                            1,663,304     1,599,435
 Prepaid expenses                                   55,264        80,624
						 ---------     ---------

     Total current assets                        3,242,274     2,859,759
						 ---------     ---------



PROPERTY AND EQUIPMENT - at cost (Notes 3
 and 4)
 Leasehold improvements                            180,945       180,945
 Furniture, fixtures and equipment               2,675,647     2,114,642
						 ---------     ---------
						 2,856,592     2,295,587
 Less accumulated depreciation                   1,614,687     1,458,153
						 ---------     ---------

						 1,241,905       837,434
						 ---------     ---------



OTHER ASSETS                                        18,491        39,442
						 ---------     ---------

					      $  4,502,670  $  3,736,635
					      ============  ============

The Notes to Financial Statements are an integral part of these statements.

- ---------------------------------------------------------------------------

						    1996           1995
						   -------       -------
     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
 Accounts payable                             $    731,029  $    718,368
 Short-term borrowings (Note 3)                    201,000       198,000
 Obligations under capital leases,
      current portion (Note 4)                     109,102             0
 Accrued sales tax                                 170,433       168,993
 Federal and state income taxes                     24,067             0
 Other                                             161,585       122,912
						 ---------     ---------

     Total current liabilities                   1,397,216     1,208,273
						 ---------     ---------
DEFERRED INCOME TAXES (Note 5)                      40,333        26,759
						 ---------     ---------

OBLIGATIONS UNDER CAPITAL LEASE AGREEMENTS
 (Note 4)                                          388,646             0
						 ---------     ---------

DEFERRED INCOME (Note 6)                           146,598       167,793
						 ---------     ---------

STOCKHOLDERS' EQUITY (Note 3)
 Nonvoting preferred stock - authorized
   5,000,000 shares of no par value;
   no shares issued                                      0             0
 Nonvoting common stock - $.10 par value;
   authorized 5,000,000 shares; no shares
   issued                                                0             0
 Common stock - $.10 par value; authorized
   5,000,000 shares; shares issued of
   924,653 in 1996 and 927,444 in 1995              92,465        92,744
 Additional paid-in capital                        771,088       773,415
 Retained earnings                               1,666,324     1,467,651
						----------     ---------

						 2,529,877     2,333,810
						----------     ---------

					      $  4,502,670  $  3,736,635
					      ============  ============


			AMERICAN  CONSUMERS,  INC.

	    STATEMENTS  OF  CHANGES  IN  STOCKHOLDERS'  EQUITY

  For the Fiscal Years Ended June 1, 1996, June 3, 1995, and May 28, 1994

- --------------------------------------------------------------------------


					Additional
			      Common    Paid-in      Retained
			      Stock     Capital      Earnings     Total
			      ------   -----------   --------     -----

Balance, May 29, 1993         $94,483   $787,918   $1,170,572   $2,052,973

 Net income for year                0          0      238,664      238,664

 Cash dividends, $.04
  per share                         0          0   (   37,793)    ( 37,793)

 Redemption of common stock   (   271)  (  2,259)  (      179)    (  2,709)
				------    -------     --------     -------

Balance, May 28, 1994          94,212    785,659    1,371,264    2,251,135
 Net income for year                0          0      172,116      172,116

 Cash dividends, $.08
  per share                         0          0    (  74,759)   (  74,759)

 Redemption of common stock   ( 1,468)  ( 12,244)   (     970)   (  14,682)
				------    -------      -------    --------
Balance, June 3, 1995          92,744    773,415     1,467,651   2,333,810

 Net income for year.               0          0       235,951     235,951

 Cash dividends, $.04
  per share                         0          0    (   37,093)   ( 37,093)

 Redemption of common stock   (   279)  (  2,327)   (      185)   (  2,791)
				-----    -------       -------      ------

Balance, June 1, 1996         $92,465   $771,088   $ 1,666,324  $2,529,877
			      =======   ========   ===========  ========

The Notes to Financial Statements are an integral part of these statements.

			AMERICAN  CONSUMERS,  INC.

			STATEMENTS  OF  CASH  FLOWS

  For the Fiscal Years Ended June 1, 1996, June 3, 1995, and May 28, 1994

- --------------------------------------------------------------------------

						1996     1995     1994
					   (52 Weeks) (53 Weeks)(52 Weeks)
					    --------   --------  --------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income                                 $235,951  $172,116  $238,664
 Adjustments to reconcile net income
   to net cash provided by operating
   activities:
    Depreciation and amortization            183,974   149,696   146,079
    Deferred income taxes                     13,574     9,117    13,931
    (Gain) loss on sale of property and
     equipment                                21,621    12,175  (  9,418)
    Change in operating assets and
    liabilities:
     Accounts receivable                      48,298  ( 82,971) (  4,412)
     Inventories                            ( 63,869) ( 58,386)  190,031
     Prepaid expenses                         25,360  ( 41,269)      680
     Refundable income taxes                       0         0    41,016
     Other assets                             20,951  ( 15,880)   12,534
     Accounts payable                         12,661  ( 31,248) ( 79,442)
     Accrued sales tax                      ( 32,820)   46,841     7,405
     Federal and state income taxes           24,067  (121,580)  121,580
     Other accrued liabilities                72,933  ( 16,055)   25,454
					     -------   -------   -------
      Net cash provided by operating
      activities                             562,701    22,556   704,102
					     -------    ------   -------
CASH FLOWS FROM INVESTING ACTIVITIES
 Purchase of certificate of deposit         (355,932) (337,021) (323,391)
 Proceeds from maturity of certificate
   of deposit                                337,021   323,391   313,075
 Purchase of property and equipment         ( 88,411) (272,045) ( 91,294)
 Proceeds from disposal of property
   and equipment                               4,648     2,000    10,250
					    --------   -------   -------
      Net cash used in investing
      activities                            (102,674) (283,675) ( 91,360)
					    --------   -------    ------
CASH FLOWS FROM FINANCING ACTIVITIES
 Net increase (decrease) in short-term
 borrowings                                    3,000  ( 20,000) ( 18,000)
 Principal payments on obligations under
   capital leases                           ( 49,750)        0         0
 Cash dividends                             ( 37,093) ( 74,759) ( 37,793)
 Redemption of common stock                 (  2,791) ( 14,682) (  2,709)
					     -------    ------    ------
      Net cash used in financing
	activities                          ( 86,634) (109,441) ( 58,502)
					    --------   -------    ------
Net increase (decrease) in cash and
 cash equivalents                            373,393  (370,560)  554,240

Cash and cash equivalents at
 beginning of year                           604,156   974,716   420,476
					    --------   -------   -------
Cash and cash equivalents at end of year    $977,549  $604,156  $974,716
					    ========  ========  ========

SUPPLEMENTAL DISCLOSURE OF CASH
 FLOW INFORMATION
   Cash paid (received) during the year for:
    Income taxes                            $ 92,496  $232,203  ($27,384)
    Interest                                  46,361    17,525    13,898
					    ========   =======  ========

NONCASH FINANCING ACTIVITIES
 Capital lease obligations incurred for
 use of equipment                           $547,498  $      0  $      0
					    ========   =======  ========

The Notes to Financial Statements are an integral part of these statements.

			AMERICAN  CONSUMERS,  INC.

		     NOTES  TO  FINANCIAL  STATEMENTS

==========================================================================

Note 1.   Nature of Business and Summary of Significant Accounting Policies

	  Nature of business:

	  The Company is engaged in a single line of business, the operation of a chain of retail grocery stores. The stores are located in Georgia, Tennessee, and Alabama and operate under the name of Shop-Rite Supermarket.

	  Use of estimates:

	  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

	  Cash and cash equivalents:

	  For purposes of reporting cash flows, the Company considers all highly-liquid debt instruments with an original maturity of three months or less to be cash equivalents.

	  Inventories:

	  Inventories are stated at the lower of average cost or market.

	  Depreciation of property and equipment:

	  Depreciation is provided on the straight-line and declining-balance methods at rates based upon the estimated useful lives of the various classes of depreciable property.

	  Advertising costs:

	  Advertising costs are charged to operations when incurred. Advertising costs charged to operations were $485,156, $465,683, and $429,824 in 1996, 1995, and 1994, respectively.

	  Deferred income taxes:

	  Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.


Note 2.   Securities Purchased Under Agreement to Resell

	  The Company invests excess funds in U.S. Government or U.S. Government Agency securities which are purchased under an agreement to resell (reverse repurchase agreement). The securities are purchased from a bank but do not constitute deposits at the bank and are not insured by the Federal Deposit Insurance Corporation. The bank maintains possession of

			AMERICAN  CONSUMERS,  INC.

		     NOTES  TO  FINANCIAL  STATEMENTS

=========================================================================


Note 2.   Securities Purchased Under Agreement to Resell (continued)

	  the securities, but title of ownership passes to the Company according to the terms of the agreement. The bank repurchases the securities the business day immediately following the Company's purchase date. The carrying amount of securities purchased under agreement to resell approximates fair value. Risk of market value deterioration is mitigated by the short-term nature of the transaction and the type of securities purchased. Amounts outstanding under the agreement were $371,150 at June 1, 1996, and $187,700 at June 3, 1995.


Note 3.   Short-Term Borrowings
	  The Company had line-of-credit agreements with bank and a major supplier totaling $1,100,000 at June 1, 1996, and June 3, 1995. During 1996 and 1995, only the bank line of credit was used.

	  Amounts outstanding under the bank agreement bear interest at the bank's base rate, and the maximum amount available is $800,000. The line of credit is collateralized by a $355,932 certificate of deposit owned by the Company. There were no amounts outstanding on this line of credit at June 1, 1996, or June 3, 1995.

	  Amounts outstanding under the agreement with the major supplier bear interest at the prime rate plus 3%, and the maximum amount available is $300,000. Any outstanding debt under this agreement is collateralized by inventory, equipment, and trade fixtures. The credit agreement contains restrictions regarding the maintenance of minimum minimum inventory and net worth levels.

	  Short-term borrowings at June 1, 1996, and June 3, 1995, consisted of unsecured notes payable totaling $201,000 and $198,000, respectively, to a principal stockholder. These notes provide for interest at .25% below the bank's base rate and are payable on demand. The carrying amount of short-term borrowings approximates fair value.

	  The weighted average interest rate on amounts outstanding under short-term borrowings was 8.00% and 8.75% at June 1, 1996, and June 3, 1995, respectively.


Note 4.   Lease Commitments

	  Capital leases:

	  The Company leases cash registers and scanning equipment under agreements which are classified as capital leases. The leased capital assets included in property and equipment at June 1, 1996, totaled $497,748 net of accumulated depreciation of $49,750. Depreciation expense for leased capital assets is included in total depreciation expense as a part of operating, general and administrative expenses in the statements of income.

			AMERICAN  CONSUMERS,  INC.

		     NOTES  TO  FINANCIAL  STATEMENTS

==========================================================================


Note 4.   Lease Commitments (continued)

	  Capital leases:  (continued)

	  Future minimum lease payments, by year and in the aggregate, under noncancelable capital leases are as follows:

				     Fiscal
				  Year Ending
				       1997          $158,079
				       1998           159,912
				       1999           141,083
				       2000           111,079
				       2001            48,166
						     --------

						      618,319

Less amount representing interest                    (120,571)
						      -------

  Total obligation under capital
    leases                                            497,748

  Less current maturities of
    obligation under capital leases                  (109,102)
						      -------

						     $388,646
						     ========

      Operating leases:

      The Company leases the facilities in which its retail grocery operations are located under noncancelable operating leases which expire at various dates through April 2003. Substantially all of the leases include renewal options. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of June 1, 1996:

		    Fiscal
		 Year Ending
		     1997                    $   430,000
		     1998                        404,800
		     1999                        362,500
		     2000                        244,900
		     2001                        244,900
		     After 2001                  343,900
					      ----------
		    Total                    $ 2,031,000

			AMERICAN  CONSUMERS,  INC.

		     NOTES  TO  FINANCIAL  STATEMENTS

==============================================================================


Note 4.   Lease Commitments (continued)

	  Operating leases:  (continued)

	  Rental expense for the fiscal years ended June 1, 1996, June 3, 1995, and May 28, 1994, is as follows:

					1996        1995       1994
				       -------      -----      -----
     Minimum rentals                  $433,050   $465,396   $427,820
     Contingent rentals based on sales  48,529     33,512     40,618
     Less sublease rentals                   0          0   (  9,420)

	  Total                       $481,579   $498,908   $459,018


Note 5.   Federal and State Income Taxes

	  The components of income tax expense for the fiscal years ended June 1, 1996, June 3, 1995, and May 28, 1994, are as follows:

					  1996          1995      1994
					 ------       -------   -------
	Current tax expense:
	 Federal                       $107,697     $  89,133  $111,917
	 State                           19,186        16,600    20,400
					-------       -------    ------
					126,883       105,733   132,317
					-------       -------   -------
	Deferred tax expense:
	 Federal                         11,284         9,103    11,116
	 State                            2,290            14     2,815
					 ------         -----    ------
					 13,574         9,117    13,931
					 ------       -------    ------

	  Total income tax expense     $140,457     $ 114,850  $146,248
				       ========      ========  ========

			AMERICAN  CONSUMERS,  INC.

		     NOTES  TO  FINANCIAL  STATEMENTS

- ---------------------------------------------------------------------------
Note 5.  Federal and State Income Taxes (continued)

	 A reconciliation of income tax expense computed by applying the U.S. Federal statutory rate to income before income taxes and actual income tax expense is as follows:

					   1996        1995       1994
					  -------     -------   -------
	Federal income tax expense
	 computed at the statutory rate  $128,000  $  94,600  $130,900
	State income tax, net of federal
	 income tax benefit                14,000     11,300    14,800
	Other                            (  1,543)     8,950       548
					 --------   --------   -------

	  Total income tax expense       $140,457   $114,850  $146,248
					 ========   ========   =======

      The tax effects of significant temporary differences which comprise the deferred tax assets and liabilities at June 1, 1996, and June 3, 1995, are as follows:

						 1996       1995
						-------    -------
	 Assets:
	  Deferred income                    ($  55,649)  ($65,954)
	  Other                              (    4,673)  (  1,895)

	 Liabilities:
	  Depreciable basis of property and
	   equipment                            100,655     94,608
					       --------    ------

					      $  40,333    $26,759
					       =========   =======

	 Deferred taxes for 1996 result principally from amortization of deferred income and depreciation of assets.

Note 6.  Sale of Assets and Deferred Income

	 On April 29, 1988, the Company sold its strip shopping center located in Chatsworth, Georgia. The strip shopping center consisted of two separate buildings with a total of 42,900 square feet. Approximately 18,540 square feet of the shopping center was leased to others and approximately 24,360 square feet was used by the Company for its retail grocery store.

	 Effective as of the date of sale, the Company leased back its store location in the center for a period of 15 years. The minimum annual rental payments of $91,350 are included in the minimum annual rental payments of operating leases described in
	 Note 4. The gain resulting from the sale of these assets has been deferred for financial reporting purposes and is being amortized over the 15-year lease term.

			AMERICAN  CONSUMERS,  INC.

		     NOTES  TO  FINANCIAL  STATEMENTS

- ---------------------------------------------------------------------------


Note 7.   Employee Benefit Plan

	  Effective January 1, 1995, the Company adopted a 401(k) employee benefit plan covering substantially all employees who have met minimum service and age requirements. The service and age requirements were waived for the initial plan participants to encourage participation. The Company's annual contribution is discretionary. The Company's contribution to the plan was $20,000 in 1996.


Note 8.   Concentration of Credit Risk

	  The Company maintains a certificate of deposit and other deposit accounts at financial institutions in amounts which exceed the Federal Deposit Insurance Corporation (FDIC) insurance limit.
	  The total of deposits which exceeded the FDIC insurance limit was $432,691 at June 1, 1996. The Company believes that maintaining deposits in these financial institutions does not represent a significant credit risk and that the Company benefits from favorable banking relationships as a result of maintaining deposits with these institutions.