Form 10-K, Exhibit 13
period 1997-05-31
AMERICAN CONSUMERS INC
filed 1997-08-29
CIK 4811

                              TO OUR STOCKHOLDERS

    Sales for the 52-week fiscal year ended May 31, 1997, were $28,004,993. The Company operated six stores during the fiscal years ended May 31, 1997, and June 1, 1996. Net profits for the fiscal year were $108,915 as compared to net profits of $235,951 for the previous year. Earnings per share were 12 cents for the current fiscal year as compared to 25 cents per share for the previous fiscal year. Book value per share at May 31, 1997, and June 1, 1996, was $2.80 and $2.74, respectively.

    The Board of Directors elected to pay dividends during the year. A dividend of 6 cents per share was paid in the second quarter of the current year. The Company repurchased 3,146 shares of common stock from certain unaffiliated shareholders in response to several unsolicited requests during the year.

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

    It is difficult to anticipate the effect of current and future events and actions in the marketplace, but management intends to continue its efforts to maintain the Company's profitability for the well-being of its shareholders, employees, and customers.

    Your support is very much appreciated.

                            SINCERELY,

                            AMERICAN CONSUMERS, INC.

                            Michael A. Richardson
                            Chairman & C.E.O.


BOARD OF DIRECTORS                             CORPORATE OFFICERS                  CORPORATE INFORMATION
------------------------------------  ------------------------------------  ------------------------------------
VIRGIL BISHOP (1)                     MICHAEL A. RICHARDSON                 EXECUTIVE OFFICES
Vice President                        Chairman of the Board,                P.O. Box 2328
American Consumers, Inc.                Chief Executive Officer             Fort Oglethorpe, GA 30742
                                        and President

PAUL R. COOK (1)                      PAUL R. COOK                          AUDITORS
Executive Vice-President              Executive Vice-President              Hazlett, Lewis & Bieter, PLLC
  and Treasurer                         and Treasurer                       Tivoli Center, Suite 300
American Consumers, Inc.                                                    701 Broad Street
                                                                            Chattanooga, TN 37402

JOHN PRICE (2)(3)                     JAMES E. FLOYD (1)                    COUNSEL
Pharmacist (Retired)                  Vice-President                        Witt, Gaither & Whitaker, P.C.
                                                                            1100 SunTrust Bank Building
                                                                            Chattanooga, TN 37402

MICHAEL A. RICHARDSON (1)             VIRGIL BISHOP                         10-K REPORT
Chairman of the Board,                Vice-President                         American Consumers, Inc.'s
  Chief Executive Officer                                                    annual report on Form 10-K
  and President                                                              as filed with The Securities
American Consumers, Inc.                                                     and Exchange Commission is
                                                                             available to stockholders free
THOMAS L. RICHARDSON (2)(3)            REBA S. SOUTHERN (1)                  of charge upon written request
Chairman of the Board                  Secretary                             to Corporate Secretary
Learning Labs, Inc.                                                          American Consumers, Inc.
                                                                             P.O. Box 2328,
                                                                             Ft. Oglethorpe, GA 30742

JEROME P. SIMS, SR. (2)(3)
Physician (Retired)

H. S. WILLBANKS (2)(3)
Former owner of Willbanks
  Paint Center (Retired)

------------------------
(1) Executive Committee (Mr. Floyd and Mrs. Southern are ex officio members of the committee.)

(2) Audit Committee

(3) Compensation Committee

                            AMERICAN CONSUMERS, INC.

                        FIVE-YEAR SUMMARY OF OPERATIONS

                    (In thousands, except per share amounts)

                                                                                     FISCAL YEAR ENDED
                                                                    -----------------------------------------------------
                                                                     MAY 31     JUNE 1     JUNE 3     MAY 28     MAY 29
                                                                      1997       1996       1995       1994       1993
                                                                    ---------  ---------  ---------  ---------  ---------
NET SALES.........................................................  $  28,005  $  29,286  $  28,835  $  28,542  $  30,153
                                                                    ---------  ---------  ---------  ---------  ---------

COST AND EXPENSES:
  Cost of goods sold..............................................     22,047     22,996     22,896     22,727     24,399
  Operating, general and administrative expenses..................      5,802      5,895      5,675      5,467      5,706
  Interest expense................................................         72         46         18         14         23
  Other income, net...............................................        (45)       (27)       (41)       (51)       (12)
                                                                    ---------  ---------  ---------  ---------  ---------
    Total.........................................................     27,876     28,910     28,548     28,157     30,116
                                                                    ---------  ---------  ---------  ---------  ---------
Income before income taxes........................................        129        376        287        385         37
                                                                    ---------  ---------  ---------  ---------  ---------
INCOME TAXES:
  Federal.........................................................         14        119         99        123          3
  State...........................................................          6         21         16         23          1
                                                                    ---------  ---------  ---------  ---------  ---------
    Total.........................................................         20        140        115        146          4
                                                                    ---------  ---------  ---------  ---------  ---------
NET INCOME........................................................  $     109  $     236  $     172  $     239  $      33
                                                                    ---------  ---------  ---------  ---------  ---------
                                                                    ---------  ---------  ---------  ---------  ---------
PER SHARE AMOUNTS:
  Net income......................................................  $     .12  $     .25  $     .18  $     .25  $     .03
                                                                    ---------  ---------  ---------  ---------  ---------
                                                                    ---------  ---------  ---------  ---------  ---------
  Cash dividends..................................................  $     .06  $     .04  $     .08  $     .04  $    --
                                                                    ---------  ---------  ---------  ---------  ---------
                                                                    ---------  ---------  ---------  ---------  ---------
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING.....................        923        926        933        944        944
                                                                    ---------  ---------  ---------  ---------  ---------
                                                                    ---------  ---------  ---------  ---------  ---------
TOTAL ASSETS......................................................  $   4,301  $   4,503  $   3,737  $   3,808  $   3,560
                                                                    ---------  ---------  ---------  ---------  ---------
                                                                    ---------  ---------  ---------  ---------  ---------
OBLIGATIONS UNDER CAPITAL LEASE AGREEMENTS........................  $     471  $     498  $    --    $    --    $    --
                                                                    ---------  ---------  ---------  ---------  ---------
                                                                    ---------  ---------  ---------  ---------  ---------

                        MARKET AND DIVIDEND INFORMATION

    The Company's common stock is traded in the over-the-counter market. The approximate number of record holders of the Company's common stock at May 31, 1997, was 945. The following table gives the range of high and low bid quotations and dividends for each quarterly period for the two most recent fiscal years.

                                         BID PRICES           ASKED PRICES
                                    --------------------  --------------------   DIVIDENDS
                                      HIGH        LOW       HIGH        LOW      PER SHARE
                                    ---------  ---------  ---------  ---------  -----------
1997
  First Quarter..................... $  0.50   $  0.50     None        None         None
  Second Quarter.................... $  0.50   $  0.50     None        None      $  0.06
  Third Quarter..................... $  0.50   $  0.50     None        None         None
  Fourth Quarter.................... $  0.50   $  0.50     None        None         None

1996
  First Quarter.....................    None      None     None        None      $  0.02
  Second Quarter....................    None      None     None        None      $  0.02
  Third Quarter..................... $  0.50   $  0.50     None        None         None
  Fourth Quarter.................... $  0.50   $  0.50     None        None         None

    The information set forth in the above table is supplied through the National Quotation Bureau, Inc. where available.

    There is no established public trading market for the Company's stock. The market-makers as of May 31, 1997, are:

Carr Securities Corporation      New York        (800)221-2243

Hill Thompson Magid & Co.        New Jersey      (800)631-3083

Paragon Capital Corporation      Boca Raton      (800)521-8877

Chicago Corporation              Chicago         (800)621-1674

Knight Securities LP             New Jersey      (800)232-3684

Seidler Companies (THE), Inc.    Los Angeles     (800)966-7022

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                             RESULTS OF OPERATIONS

    The Company experienced an after-tax profit in its fiscal year ended May 31, 1997, of $108,915 as compared to a profit of $235,951 for the prior fiscal year. Net sales for the current 52-week fiscal year decreased approximately 4.4% from net sales for the previous 52-week fiscal year, due to direct competition.

    Management believes that entry into the Company's trade area by Winn Dixie and Save-A-Lot, and further expansion in the area by Food Lion, has caused Ingle's and Bi-Lo to react by further reducing prices and increasing advertising and promotional activity. These developments have resulted in increased pressure on the Company's market share, sales and profits during fiscal 1997.

    The Company's gross margin decreased slightly to 21.27% during the past year versus 21.48% for fiscal year 1996 and 20.60% for fiscal year 1995. This decrease is attributable to pricing strategies employed in order to remain competitive and regain market share. The Company utilizes a retail inventory system in all stores which is designed to maintain the lowest possible inventory levels.

    The amount of Operating, General and Administrative Expenses for the fiscal year ended May 31, 1997, decreased from the previous fiscal year. Such expenses as a percentage of sales remained fairly consistent at 20.72% for fiscal year 1997 as compared to 20.13% for fiscal 1996 and 19.68% for fiscal 1995. The increase in the percentage in fiscal 1997 as compared to fiscal 1996 is due to a decrease in net sales.

    The increase in interest expense is attributable to interest expensed on capitalized leases in the amount of $57,243 during fiscal 1997 compared to $23,539 in fiscal 1996 and $0 in fiscal 1995. This increase, and the increase in depreciation expense occurred because the equipment was installed throughout the 1996 fiscal year and was in place for all of fiscal year 1997.

    Other income for the past three (3) fiscal years consists of the following:

                                             1997       1996       1995
                                           ---------  ---------  ---------
Vendors' compensation....................  $  15,338  $  16,752  $  16,025
Loss on sale of assets...................    (28,973)   (21,621)   (12,455)
Interest income..........................     40,236     25,364     27,515
Other income.............................     18,777      7,852     10,389
                                           ---------  ---------  ---------
  Totals.................................  $  45,378  $  28,347  $  41,474
                                           ---------  ---------  ---------
                                           ---------  ---------  ---------

    The $14,872 increase in interest income for fiscal 1997 as compared to 1996 resulted from certain changes in the Company's cash management practices involving greater utilization of, and increased interest income from, short-term investments in securities purchased under agreement to resell as described in
Note 2 to the Financial Statements. A significant portion of the $10,925 increase in other income from fiscal 1996 to fiscal year 1997 is attributable to the Company's decision to institute a $3.00 service charge applicable to the cashing of payroll checks without the purchase of groceries at its stores.

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

INCOME TAXES

    The provision for income taxes for the fiscal year ended May 31, 1997, was $19,719 or 15% of income before taxes. The provision for income taxes for 1996 was 37% of income before taxes. The provision for income taxes for fiscal 1995 was 40% of income before taxes. The components of income taxes are detailed in
Note 5 of the Company's financial statements.

    Federal and state income taxes are included as a refundable income tax for the current fiscal year and as a current liability for fiscal 1996.

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

                              FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

    The Company finances its working capital requirements principally through its cash flow from operations and short-term borrowings. Short-term borrowing to finance inventory purchases is provided by the Company's $300,000 line of credit with its principal inventory supplier and an $800,000 line of credit from its lead bank, Wachovia Bank, Dalton, Georgia. Short-term borrowings at May 31, 1997, and June 1, 1996, are unsecured notes payable totaling $129,000 and $201,000, respectively, to a principal shareholder. For detailed information concerning the Company's short-term borrowings, see Note 3 to the Company's financial statements.

    The ratio of current assets to current liabilities was 2.64 to 1 at the end of fiscal 1997, as compared to 2.32 to 1 at the end of fiscal 1996. Cash and temporary investments constituted 38.33% of total current assets at May 31, 1997, as compared to 41.13% of total current assets at June 1, 1996. The decrease to 38.33% was due primarily to cash outflows during the past fiscal year for equipment, lease payments, income taxes, dividends, redemption of common stock, and payments to reduce short-term borrowings.

    Accounts receivable decreased because in fiscal 1997, our supplier began shipping a number of inventory items at a discounted price, rather than paying the Company a rebate after purchase.

    The decrease in prepaid expenses was caused by a decrease in prepaid rent and other prepaids for the periods presented.

    Other current liabilities decreased due to a decrease in accrued bonuses and other liabilities at May 31, 1997.

    During the fiscal year ended May 31, 1997, retained earnings increased as a result of the Company's profitability.

MATERIAL COMMITMENTS

    Capital expenditures are not expected to exceed $100,000 during the next fiscal year.

    The Company adopted a retirement plan effective January 1, 1995. The plan is a 401(k) plan administered by Capital Guardian. Participation in the plan is available to all full-time employees after one year of service and age 19. Any contribution by the Company will be at the discretion of the Board of Directors. The Company's contribution to the plan was $15,000 in 1997 and $20,000 in 1996.

    None of the Company's employees are represented by a union.

[LOGO]
Hazlett, Lewis & Bieter, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
American Consumers, Inc.
Fort Oglethorpe, Georgia

    We have audited the accompanying balance sheets of American Consumers, Inc. as of May 31, 1997, and June 1, 1996, and the related statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended May 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements mentioned above present fairly, in all material respects, the financial position of American Consumers, Inc. as of May 31, 1997, and June 1, 1996, and the results of its operations and its cash flows for each of the three years in the period ended May 31, 1997, in conformity with generally accepted accounting principles.

                                       /s/ HAZLETT, LEWIS & BIETER, PLLC

Chattanooga, Tennessee
June 27, 1997

                            AMERICAN CONSUMERS, INC.

                              STATEMENTS OF INCOME
    FOR THE FISCAL YEARS ENDED MAY 31, 1997, JUNE 1, 1996, AND JUNE 3, 1995

                                                                          1997           1996           1995
                                                                       (52 WEEKS)     (52 WEEKS)     (53 WEEKS)
                                                                      -------------  -------------  -------------
NET SALES...........................................................  $  28,004,993  $  29,285,926  $  28,834,871

COST OF GOODS SOLD..................................................     22,047,027     22,996,383     22,895,821
                                                                      -------------  -------------  -------------
  Gross profit......................................................      5,957,966      6,289,543      5,939,050

OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES......................      5,802,594      5,895,329      5,675,490
                                                                      -------------  -------------  -------------

  Operating income..................................................        155,372        394,214        263,560
                                                                      -------------  -------------  -------------
OTHER INCOME (EXPENSE)
  Interest expense..................................................        (72,116)       (46,153)       (18,068)
  Other income......................................................         45,378         28,347         41,474
                                                                      -------------  -------------  -------------
                                                                            (26,738)       (17,806)        23,406
                                                                      -------------  -------------  -------------
  Income before income taxes........................................        128,634        376,408        286,966

FEDERAL AND STATE INCOME TAXES (Note 5).............................         19,719        140,457        114,850
                                                                      -------------  -------------  -------------
NET INCOME..........................................................  $     108,915  $     235,951  $     172,116
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
EARNINGS PER SHARE..................................................  $         .12  $         .25  $         .18
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING.......................        922,977        925,961        933,370
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

    The Notes to Financial Statements are an integral part of these statements.

                            AMERICAN CONSUMERS, INC.

                                 BALANCE SHEETS
                         MAY 31, 1997, AND JUNE 1, 1996

                                                                                            1997          1996
                                                                                        ------------  ------------
     ASSETS

CURRENT ASSETS
  Cash and short-term investments (Note 2)............................................  $    860,472  $    977,549
  Certificate of deposit (Note 3).....................................................       374,396       355,932
  Accounts receivable.................................................................       146,751       190,225
  Inventories (Note 3)................................................................     1,737,809     1,663,304
  Prepaid expenses....................................................................        21,286        55,264
  Refundable income tax...............................................................        80,953         --
                                                                                        ------------  ------------
    Total current assets..............................................................     3,221,667     3,242,274
                                                                                        ------------  ------------
PROPERTY AND EQUIPMENT--at cost (Notes 3 and 4)
  Leasehold improvements..............................................................       180,945       180,945
  Furniture, fixtures and equipment...................................................     2,692,069     2,675,647
                                                                                        ------------  ------------
                                                                                           2,873,014     2,856,592
  Less accumulated depreciation.......................................................     1,803,230     1,614,687
                                                                                        ------------  ------------
                                                                                           1,069,784     1,241,905
                                                                                        ------------  ------------
OTHER ASSETS..........................................................................        10,000        18,491
                                                                                        ------------  ------------
                                                                                        $  4,301,451  $  4,502,670
                                                                                        ------------  ------------
                                                                                        ------------  ------------

    The Notes to Financial Statements are an integral part of these statements.

                                                                                               1997          1996
                                                                                           ------------  ------------
     LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable.......................................................................  $    718,216  $    731,029
  Short-term borrowings (Note 3).........................................................       129,000       201,000
  Obligations under capital leases, current portion (Note 4).............................       144,926       109,102
  Accrued sales tax......................................................................       113,308       170,433
  Federal and state income taxes.........................................................       --             24,067
  Other..................................................................................       115,793       161,585
                                                                                           ------------  ------------
    Total current liabilities............................................................     1,221,243     1,397,216
                                                                                           ------------  ------------
DEFERRED INCOME TAXES (Note 5)...........................................................        48,270        40,333
                                                                                           ------------  ------------
OBLIGATIONS UNDER CAPITAL LEASE AGREEMENTS (Note 4)......................................       326,369       388,646
                                                                                           ------------  ------------
DEFERRED INCOME (Note 6).................................................................       125,403       146,598
                                                                                           ------------  ------------
STOCKHOLDERS' EQUITY (Note 3)
  Nonvoting preferred stock--authorized 5,000,000 shares of no par value; no shares
    issued...............................................................................         --            --
  Nonvoting common stock--$.10 par value; authorized 5,000,000 shares; no shares
    issued...............................................................................         --            --
  Common stock--$.10 par value; authorized 5,000,000 shares; shares issued of 921,507 in
    1997 and 924,653 in 1996.............................................................        92,150        92,465
  Additional paid-in capital.............................................................       768,464       771,088
  Retained earnings......................................................................     1,719,552     1,666,324
                                                                                           ------------  ------------
                                                                                              2,580,166     2,529,877
                                                                                           ------------  ------------
                                                                                           $  4,301,451  $  4,502,670
                                                                                           ------------  ------------
                                                                                           ------------  ------------

    The Notes to Financial Statements are an integral part of these statements.

                            AMERICAN CONSUMERS, INC.

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
    FOR THE FISCAL YEARS ENDED MAY 31, 1997, JUNE 1, 1996, AND JUNE 3, 1995

                                                                           ADDITIONAL
                                                                 COMMON     PAID-IN      RETAINED
                                                                  STOCK     CAPITAL      EARNINGS       TOTAL
                                                                ---------  ----------  ------------  ------------
Balance, May 28, 1994.........................................  $  94,212  $  785,659  $  1,371,264  $  2,251,135
  Net income for year.........................................       --          --         172,116       172,116
  Cash dividends, $.08 per share..............................       --          --         (74,759)      (74,759)
  Redemption of common stock..................................     (1,468)    (12,244)         (970)      (14,682)
                                                                ---------  ----------  ------------  ------------
Balance, June 3, 1995.........................................     92,744     773,415     1,467,651     2,333,810
  Net income for year.........................................       --          --         235,951       235,951
  Cash dividends, $.04 per share..............................       --          --         (37,093)      (37,093)
  Redemption of common stock..................................       (279)     (2,327)         (185)       (2,791)
                                                                ---------  ----------  ------------  ------------
Balance, June 1, 1996.........................................     92,465     771,088     1,666,324     2,529,877
  Net income for year.........................................       --          --         108,915       108,915
  Cash dividends, $.06 per share..............................       --          --         (55,480)      (55,480)
  Redemption of common stock..................................       (315)     (2,624)         (207)       (3,146)
                                                                ---------  ----------  ------------  ------------
Balance, May 31, 1997.........................................  $  92,150  $  768,464  $  1,719,552  $  2,580,166

    The Notes to Financial Statements are an integral part of these statements.

                            AMERICAN CONSUMERS, INC.

                            STATEMENTS OF CASH FLOWS
    FOR THE FISCAL YEARS ENDED MAY 31, 1997, JUNE 1, 1996, AND JUNE 3, 1995

                                                                                  1997         1996         1995
                                                                               (52 WEEKS)   (52 WEEKS)   (53 WEEKS)
                                                                               -----------  -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income.................................................................   $ 108,915    $ 235,951    $ 172,116
  Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization..........................................     278,659      183,974      149,696
      Deferred income taxes..................................................       7,937       13,574        9,117
      Loss on sale of property and equipment.................................      28,973       21,621       12,175
      Change in operating assets and liabilities:
        Accounts receivable..................................................      43,474       48,298      (82,971)
        Inventories..........................................................     (74,505)     (63,869)     (58,386)
        Prepaid expenses and other assets....................................      42,379       46,311      (57,149)
        Refundable income taxes..............................................     (80,953)          --       --
        Accounts payable and accrued liabilities.............................    (115,730)      52,774         (462)
        Federal and state income taxes.......................................     (24,067)      24,067     (121,580)
                                                                               -----------  -----------  -----------
          Net cash provided by operating activities..........................     215,082      562,701       22,556
                                                                               -----------  -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of certificate of deposit.........................................    (374,396)    (355,932)    (337,021)
  Proceeds from maturity of certificate of deposit...........................     355,932      337,021      323,391
  Purchase of property and equipment.........................................     (70,690)     (88,411)    (272,045)
  Proceeds from disposal of property and equipment...........................      13,700        4,648        2,000
                                                                               -----------  -----------  -----------
    Net cash used in investing activities....................................     (75,454)    (102,674)    (283,675)
                                                                               -----------  -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase (decrease) in short-term borrowings...........................     (72,000)       3,000      (20,000)
  Principal payments on obligations under capital leases.....................    (126,169)     (49,750)          --
  Cash dividends.............................................................     (55,480)     (37,093)     (74,759)
  Redemption of common stock.................................................      (3,146)      (2,791)     (14,682)
                                                                               -----------  -----------  -----------
    Net cash used in financing activities....................................    (256,795)     (86,634)    (109,441)
                                                                               -----------  -----------  -----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.........................    (117,077)     373,393     (370,560)
CASH AND CASH EQUIVALENTS, beginning of year.................................     977,549      604,156      974,716
                                                                               -----------  -----------  -----------
CASH AND CASH EQUIVALENTS, end of year.......................................   $ 860,472    $ 977,549    $ 604,156
                                                                               -----------  -----------  -----------
                                                                               -----------  -----------  -----------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash paid during the year for:
    Income taxes.............................................................   $ 121,102    $  92,496    $ 232,203
    Interest.................................................................      72,532       46,361       17,525
                                                                               -----------  -----------  -----------
                                                                               -----------  -----------  -----------
NONCASH FINANCING ACTIVITIES
  Capital lease obligations incurred for use of equipment....................   $  99,716    $ 547,498    $      --
                                                                               -----------  -----------  -----------
                                                                               -----------  -----------  -----------

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

    Advertising costs:

    Advertising costs are charged to operations when incurred. Advertising costs charged to operations were $442,522, $485,156, and $465,683 in 1997, 1996, and
1995, respectively.

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

Note 2. Securities Purchased Under Agreement to Resell

    Included in cash and short-term investments are securities purchased under agreement to resell. The Company invests excess funds in U.S. Government or U.S. Government Agency securities which are purchased under an agreement to resell (reverse repurchase agreement). The securities are purchased from a bank but do not constitute deposits at the bank and are not insured by the Federal Deposit Insurance Corporation. The bank maintains possession

                            AMERICAN CONSUMERS, INC.

Note 2. Securities Purchased Under Agreement to Resell (Continued)

of the securities, but title of ownership passes to the Company according to the terms of the agreement. The bank repurchases the securities the business day immediately following the Company's purchase date. The carrying amount of securities purchased under agreement to resell approximates fair value. Risk of market value deterioration is mitigated by the short-term nature of the transaction and the type of securities purchased. Amounts outstanding under the agreement were $190,878 at May 31, 1997, and $371,150 at June 1, 1996.



Note 3. Short-term Borrowings

    The Company had line-of-credit agreements with a bank and a major supplier totaling $1,100,000 at May 31, 1997, and June 1, 1996. During 1996 and 1995,
only the bank line of credit was used.

    Amounts outstanding under the bank agreement bear interest at the bank's base rate, and the maximum amount available is $800,000. The line of credit is collateralized by a $374,396 certificate of deposit owned by the Company. There were no amounts outstanding on this line of credit at May 31, 1997, or June 1, 1996.

    Amounts outstanding under the agreement with the major supplier bear interest at the prime rate plus 3%, and the maximum amount available is $300,000. Any outstanding debt under this agreement is collateralized by inventory, equipment, and trade fixtures. The credit agreement contains restrictions regarding the maintenance of minimum inventory and net worth levels.

    Short-term borrowings at May 31, 1997, and June 1, 1996, consisted of unsecured notes payable totaling $129,000 and $201,000, respectively, to a principal stockholder. These notes provide for interest at .25% below the bank's base rate and are payable on demand. The carrying amount of short-term borrowings approximates fair value.

    The weighted average interest rate on amounts outstanding under short-term borrowings was 8.25% and 8.00% at May 31, 1997, and June 1, 1996, respectively.

Note 4. Lease Commitments

    Capital leases:

    The Company leases cash registers and scanning equipment under agreements which are classified as capital leases. The leased capital assets included in property and equipment totaled $439,426 and $497,748 net of accumulated depreciation of $207,788 and $49,750 at May 31, 1997, and June 1, 1996,
respectively. Depreciation expense for leased capital assets is included in total depreciation expense as a part of operating, general and administrative expenses in the statements of income.

                            AMERICAN CONSUMERS, INC.

Note 4. Lease Commitments (Continued)

    Future minimum lease payments, by year and in the aggregate, under noncancelable capital leases are as follows:

      FISCAL
    YEAR ENDING
    --------
      1998                                                        $  189,461
      1999                                                           170,632
      2000                                                           130,365
      2001                                                            66,824
      2002                                                             3,588
                                                                  ----------
                                                                     560,870
      Less amount representing interest                              (89,575)
                                                                  ----------
        Total obligation under capital leases                        471,295
      Less current maturities of obligation under
        capital leases                                              (144,926)
                                                                  ----------
                                                                  $  326,369
                                                                  ----------
                                                                  ----------

    Operating leases:

    The Company leases the facilities in which its retail grocery operations are located under noncancelable operating leases which expire at various dates through November 2003. Substantially all of the leases include renewal options. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of May 31, 1997:

     FISCAL
    YEAR ENDING
    -----------
      1998                                                        $  429,994
      1999                                                           412,875
      2000                                                           295,266
      2001                                                           295,266
      2002                                                           274,766
      After 2002                                                     124,274
                                                                  ------------
        Total                                                     $1,832,441
                                                                  ------------
                                                                  ------------

                            AMERICAN CONSUMERS, INC.

Note 4. Lease Commitments (Continued)

    Operating leases: (Continued)

    Rental expense for the fiscal years ended May 31, 1997, June 1, 1996, and June 3, 1995, is as follows:

                                                 1997        1996        1995
                                              ----------  ----------  ----------
Minimum rentals.............................  $  429,994  $  433,050  $  465,396
Contingent rentals based on sales...........      20,160      48,529      33,512
                                              ----------  ----------  ----------
  Total.....................................  $  450,154  $  481,579  $  498,908
                                              ----------  ----------  ----------
                                              ----------  ----------  ----------

Note 5. Federal and State Income Taxes

    The components of income tax expense for the fiscal years ended May 31, 1997, June 1, 1996, and June 3, 1995, are as follows:

                                           1997        1996        1995
                                         ---------  ----------  ----------

Current tax expense:
  Federal..............................  $   8,545  $  107,697  $   89,133
  State................................      3,237      19,186      16,600
                                         ---------  ----------  ----------
                                            11,782      26,883     105,733
                                         ---------  ----------  ----------
Deferred tax expense:
  Federal..............................      5,397      11,284       9,103
  State................................      2,540       2,290          14
                                         ---------  ----------  ----------
                                             7,937      13,574       9,117
                                         ---------  ----------  ----------
    Total income tax expense...........  $  19,719  $  140,457  $  114,850
                                         ---------  ----------  ----------
                                         ---------  ----------  ----------

    A reconciliation of income tax expense computed by applying the U.S. Federal statutory rate to income before income taxes and actual income tax expense is as follows:

                                            1997        1996        1995
                                         ---------  ----------  ----------
Federal income tax expense
  computed at the statutory rate.......  $  33,400  $  128,000  $   94,600
State income tax, net of federal
   income tax benefit..................      4,600      14,000      11,300
Other..................................    (18,281)     (1,543)      8,950
                                         ---------  ----------  ----------
    Total income tax expense...........  $  19,719  $  140,457  $  114,850
                                         ---------  ----------  ----------
                                         ---------  ----------  ----------

                            AMERICAN CONSUMERS, INC.

Note 5. Federal and State Income Taxes (Continued)

     The tax effects of significant temporary differences which comprise the deferred tax assets and liabilities at May 31, 1997, and June 1, 1996, are as follows:
                                                           1997        1996
                                                        ----------  ----------
Assets:
  Deferred income.....................................  ($  37,621) ($  55,649)
  Other...............................................     (15,283)     (4,673)

Liabilities:
  Depreciable basis of property and equipment.........     101,174     100,655
                                                        ----------  ----------
                                                        $   48,270  $   40,333
                                                        ----------  ----------
                                                        ----------  ----------
    Deferred taxes for 1997 result principally from amortization of deferred income and depreciation of assets.

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

Note 7. Employee Benefit Plan

    Effective January 1, 1995, the Company adopted a 401(k) employee benefit plan covering substantially all employees who have met minimum service and age requirements. The service and age requirements were waived for the initial plan participants to encourage participation. The Company's annual contribution is discretionary. The Company's contribution to the plan was $15,000 in 1997 and $20,000 in 1996.

                            AMERICAN CONSUMERS, INC.

NOTE 8. CONCENTRATION OF CREDIT RISK

    The Company maintains a certificate of deposit and other deposit accounts at financial institutions in amounts which exceed the Federal Deposit Insurance Corporation (FDIC) insurance limit. The total of deposits which exceeded the FDIC insurance limit was $467,941 at May 31, 1997. The Company believes that maintaining deposits in these financial institutions does not represent a significant credit risk and that the Company benefits from favorable banking relationships as a result of maintaining deposits with these institutions.