Form 10-K, Exhibit 13
period 1998-05-30
AMERICAN CONSUMERS INC
filed 1998-08-28
CIK 4811

[LOGO]

American

Consumers,

Inc.


                                                                          1997

                                                                          Annual

                                                                          Report

                               TO OUR STOCKHOLDERS


     Sales for the 52-week fiscal year ended May 30, 1998, were $26,920,197. The Company operated six stores during the fiscal years ended May 30, 1998 and May 31, 1997. Net profits for the fiscal year were $85,589 as compared to net profits of $108,915 for the previous year. Earnings per share were 9 cents for the current fiscal year as compared to 12 cents per share for the previous fiscal year. Book value per share at May 30, 1998, and May 31, 1997, was $2.96 and $2.80, respectively.

     The Board of Directors elected not to pay dividends during the year. The Company repurchased 30,910 shares of common stock from certain unaffiliated shareholders in response to several unsolicited requests during the year.

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
Physician

ANDREW V. DOUGLAS (2)(3)
Fleming Meat Director (Retired)


(1) Executive Committee (Mr. Floyd and Mrs. Southern are ex officio members of the committee.)

(2)  Audit Committee

(3)  Compensation Committee

                            AMERICAN CONSUMERS, INC.

                         FIVE-YEAR SUMMARY OF OPERATIONS

                    (In thousands, except per share amounts)
--------------------------------------------------------------------------------

                                                                                   FISCAL YEAR ENDED
                                             ---------------------------------------------------------------------------------------
                                                         MAY 30          MAY 31          JUNE 1            JUNE 3           MAY 28
                                                          1998            1997            1996              1995             1994
                                                       ----------     ----------        ----------       ----------       ----------
NET SALES .....................................        $ 26,920         $ 28,005         $ 29,286         $ 28,835         $ 28,542
                                                       --------         --------         --------         --------         --------

COST AND EXPENSES:
    Cost of goods sold ........................          21,015           22,047           22,996           22,896           22,727
    Operating, general and
      administrative expenses .................           5,788            5,802            5,895            5,675            5,467
    Interest expense ..........................              58               72               46               18               14
    Other income, net .........................             (64)             (45)             (27)             (41)             (51)
                                                       --------         --------         --------         --------         --------
      Total ...................................          26,797           27,876           28,910           28,548           28,157
                                                       --------         --------         --------         --------         --------

Income before income taxes ....................             123              129              376              287              385
                                                       --------         --------         --------         --------         --------

INCOME TAXES:
    Federal ...................................              29               14              119               99              123
    State .....................................               8                6               21               16               23
                                                       --------         --------         --------         --------         --------
    Total .....................................              37               20              140              115              146
                                                       --------         --------         --------         --------         --------

NET INCOME ....................................        $     86         $    109         $    236         $    172         $    239
                                                       ========         ========         ========         ========         ========

PER SHARE AMOUNTS:
    Net income ................................        $    .09         $    .12         $    .25         $    .18         $    .25
                                                       ========         ========         ========         ========         ========

    Cash dividends ............................        $   --           $    .06         $    .04         $    .08         $    .04
                                                       ========         ========         ========         ========         ========

WEIGHTED AVERAGE NUMBER
    OF SHARES OUTSTANDING .....................             907              923              926              933              944
                                                       ========         ========         ========         ========         ========

TOTAL ASSETS ..................................        $  4,257         $  4,301         $  4,503         $  3,737         $  3,808
                                                       ========         ========         ========         ========         ========

OBLIGATIONS UNDER CAPITAL
    LEASE AGREEMENTS ..........................        $    328         $    471         $    498         $   --           $   --
                                                       ========         ========         ========         ========         ========

                         MARKET AND DIVIDEND INFORMATION


     The Company's common stock is traded in the over-the-counter market. The approximate number of record holders of the Company's common stock at May 30, 1998, was 945. The following table gives the range of high and low bid quotations and dividends for each quarterly period for the two most recent fiscal years.

----------------------------------------------------------------------------------------------------------------------
                                               Bid Prices                       Asked Prices                 Dividends
----------------------------------------------------------------------------------------------------------------------
                                        High               Low            High               Low             Per Share
                                        ----               ---            ----               ---             ---------
1998
----------------------------------------------------------------------------------------------------------------------
  First Quarter                         $0.50             $0.50           None               None                 None
----------------------------------------------------------------------------------------------------------------------
  Second Quarter                        $0.50             $0.50           None               None                 None
----------------------------------------------------------------------------------------------------------------------
  Third Quarter                         $0.50             $0.50           None               None                 None
----------------------------------------------------------------------------------------------------------------------
  Fourth Quarter                        $0.50             $0.50           None               None                 None
----------------------------------------------------------------------------------------------------------------------


1997
  First Quarter                         $0.50             $0.50           None               None                 None
----------------------------------------------------------------------------------------------------------------------
  Second Quarter                        $0.50             $0.50           None               None                $0.06
----------------------------------------------------------------------------------------------------------------------
  Third Quarter                         $0.50             $0.50           None               None                 None
----------------------------------------------------------------------------------------------------------------------
  Fourth Quarter                        $0.50             $0.50           None               None                 None
----------------------------------------------------------------------------------------------------------------------

     The information set forth in the above table is supplied through the National Quotation Bureau, Inc. where available.

     There is no established public trading market for the Company's stock. The market-makers as of May 30, 1998, are:

         Amro Chicago Corp.                       New York

         Carr Securities Corporation              New York        (800) 221-2243

         Hill Thompson Magid & Co.                New Jersey      (800) 631-3083

         Paragon Capital Corporation              Boca Raton      (800) 521-8877

         Chicago Corporation                      Chicago         (800) 621-1674

         Knight Securities LP                     New Jersey      (800) 232-3684

         Seidler Companies (THE), Inc.            Los Angeles     (800) 966-7022

         Sharp Capital, Inc.                      New York

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

                              RESULTS OF OPERATIONS


     The Company experienced an after-tax profit in its fiscal year ended May 30, 1998, of $85,589 as compared to a profit of $108,915 for the prior fiscal year. Net sales for the current 52-week fiscal year decreased approximately 3.9% from net sales for the previous 52-week fiscal year, due to direct competition.

     Management believes that entry into the Company's trade area by Winn Dixie and Save-A-Lot, and further expansion in the area by Food Lion, has caused Ingle's and Bi-Lo to react by further reducing prices and increasing advertising and promotional activity. These developments have resulted in increased pressure on the Company's market share, sales and profits during fiscal 1998.

     The Company's gross margin increased slightly to 21.94% during the past year versus 21.27% for fiscal year 1997 and 21.48% for fiscal year 1996.

     The amount of Operating, General and Administrative Expenses for the fiscal year ended May 30, 1998, decreased from the previous fiscal year. Such expenses as a percentage of sales remained fairly consistent at 21.50% for fiscal year 1998 as compared to 20.72% for fiscal year 1997 and 20.13% for fiscal 1996. The increase in the percentage in fiscal 1998 as compared to fiscal 1997 is due to a decrease in net sales.

     The decrease in interest expense is attributable to interest expensed on capitalized leases in the amount of $44,483 during fiscal 1998 compared to $57,243 in fiscal 1997 and $23,539 in fiscal 1996.

     Other income for the past three (3) fiscal years consists of the following:
                                            1998          1997           1996
                                        ----------     ----------     ----------

Vendors' compensation                     $ 15,507      $ 15,338       $ 16,752
Loss on sale of assets                       6,510       (28,973)       (21,621)
Interest income                             24,713        40,236         25,364
Other income                                17,544        18,777          7,852
                                          --------      --------       --------

    Totals                                $ 64,274      $ 45,378       $ 28,347
                                          ========      ========       ========




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

Income Taxes

     The provision for income taxes for the fiscal year ended May 30, 1998, was $36,952 or 30% of income before income taxes. The provision for income taxes for 1997 was 15% of income before income taxes. The provision for income taxes for fiscal 1996 was 37% of income before income taxes. The components of income taxes are detailed in Note 5 of the Company's financial statements.

     Federal and state income taxes are included as a current liability for the current fiscal year and as refundable income taxes for fiscal 1997.

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

                               FINANCIAL CONDITION

Liquidity and Capital Resources

     The Company finances its working capital requirements principally through its cash flow from operations and short-term borrowings. Short-term borrowing to finance inventory purchases is provided by the Company's $300,000 line of credit with its principal inventory supplier and an $800,000 line of credit from its lead bank, Wachovia Bank, Dalton, Georgia. Short-term borrowings at May 30, 1998, and May 31, 1997, are unsecured notes payable totaling $208,945 and $129,000, respectively, to a stockholder and the estate of a former principal stockholder. For detailed information concerning the Company's short-term borrowings, see Note 3 to the Company's financial statements.

     The ratio of current assets to current liabilities was 2.65 to 1 at the end of fiscal 1998, as compared to 2.64 to 1 at the end of fiscal 1997. Cash and temporary investments constituted 39.88% of total current assets at May 30, 1998, as compared to 38.33% of total current assets at May 31, 1997.

     Accounts receivable increased $28,384 due to an increase in receivables for advertising and merchandise rebates and a loan to an employee as of May 30, 1998.

     Inventories   increased   $92,194  over  last  year  due  to  purchases  of
merchandise at a reduced price prior to year-end.

     The decrease in prepaid expenses was caused by a decrease in prepaid insurance premiums and other prepaids for the periods presented.

     Other current liabilities increased due to a increase in accrued bonuses at May 30, 1998.

     During the fiscal year ended May 30, 1998, retained earnings increased as a result of the Company's profitability.

Material Commitments

     Capital expenditures are not expected to exceed $100,000 during the next fiscal year.

     The Company adopted a retirement plan effective January 1, 1995. The plan is a 401(k) plan administered by Capital Guardian. Participation in the plan is available to all full-time employees. Any contribution by the Company will be at the discretion of the Board of Directors. The Company's contribution to the plan was $10,000 in 1998 and $15,000 in 1997.

     None of the Company's employees are represented by a union.

               Report of Independent Certified Public Accountants





To the Board of Directors and Stockholders
American Consumers, Inc.
Fort Oglethorpe, Georgia

     We have audited the accompanying balance sheets of American Consumers, Inc. as of May 30, 1998, and May 31, 1997, and the related statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended May 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements mentioned above present fairly, in all material respects, the financial position of American Consumers, Inc. as of May 30, 1998, and May 31, 1997, and the results of its operations and its cash flows for each of the three years in the period ended May 30, 1998, in conformity with generally accepted accounting principles.




Chattanooga, Tennessee
June 24, 1998

                            AMERICAN CONSUMERS, INC.

                              STATEMENTS OF INCOME

     For the Fiscal Years Ended May 30, 1998, May 31, 1997, and June 1, 1996

--------------------------------------------------------------------------------

                                                                                   1998                1997               1996
                                                                                 (52 Weeks)         (52 Weeks)          (52 Weeks)
                                                                                ------------       ------------        ------------
NET SALES ..............................................................       $ 26,920,197        $ 28,004,993        $ 29,285,926

COST OF GOODS SOLD .....................................................         21,014,735          22,047,027          22,996,383
                                                                               ------------        ------------        ------------
      Gross profit .....................................................          5,905,462           5,957,966           6,289,543

OPERATING, GENERAL AND
    ADMINISTRATIVE EXPENSES ............................................          5,788,657           5,802,594           5,895,329
                                                                               ------------        ------------        ------------
      Operating income .................................................            116,805             155,372             394,214
                                                                               ------------        ------------        ------------

OTHER INCOME (EXPENSE)
    Interest expense ...................................................            (58,538)            (72,116)            (46,153)
    Other income .......................................................             64,274              45,378              28,347
                                                                               ------------        ------------        ------------
                                                                                      5,736             (26,738)            (17,806)
                                                                               ------------        ------------        ------------

      Income before income taxes .......................................            122,541             128,634             376,408

FEDERAL AND STATE INCOME
    TAXES (Note 5) .....................................................             36,952              19,719             140,457
                                                                               ------------        ------------        ------------

NET INCOME .............................................................       $     85,589        $    108,915        $    235,951
                                                                               ============        ============        ============

EARNINGS PER SHARE......................................................       $        .09        $        .12        $        .25
                                                                               ============        ============        ============
WEIGHTED AVERAGE NUMBER
    OF SHARES OUTSTANDING ..............................................            906,602             922,977             925,961
                                                                               ============        ============        ============


The Notes to Financial Statements are an integral part of these statements.

                                             AMERICAN CONSUMERS, INC.

                                                  BALANCE SHEETS

                                          May 30, 1998, and May 31, 1997

                                                                                                     1998                     1997
                                                                                                 ---------------      --------------
         ASSETS

CURRENT ASSETS
    Cash and short-term investments (Note 2) .....................................               $  945,222               $  860,472
    Certificate of deposit (Note 3) ..............................................                  394,792                  374,396
    Accounts receivable ..........................................................                  175,135                  146,751
    Inventories (Note 3) .........................................................                1,830,003                1,737,809
    Prepaid expenses .............................................................                   14,613                   21,286
    Refundable income tax ........................................................                        -                   80,953
                                                                                                 ----------               ----------
         Total current assets ....................................................                3,359,765                3,221,667
                                                                                                 ==========               ==========


PROPERTY AND EQUIPMENT - at cost (Notes 3 and 4)
    Leasehold improvements .......................................................                  185,831                  180,945
    Furniture, fixtures and equipment ............................................                2,754,007                2,692,069
                                                                                                 ----------               ----------
                                                                                                  2,939,838                2,873,014
    Less accumulated depreciation ................................................                2,046,381                1,803,230
                                                                                                 ----------               ----------
                                                                                                    893,457                1,069,784
                                                                                                 ----------               ----------


OTHER ASSETS .....................................................................                    4,000                   10,000
                                                                                                 ----------               ----------

                                                                                                 $4,257,222               $4,301,451
                                                                                                 ==========               ==========


The Notes to Financial Statements are an integral part of these statements.

--------------------------------------------------------------------------------

                                                                                                       1998                 1997
                                                                                                   ------------        ------------
         LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable ...................................................................            $  655,937            $  718,216
    Short-term borrowings (Note 3) .....................................................               208,945               129,000
    Obligations under capital leases, current portion (Note 4) .........................               144,077               144,926
    Accrued sales tax ..................................................................               106,239               113,308
    Federal and state income taxes .....................................................                24,634                     -
    Other ..............................................................................               128,652               115,793
                                                                                                    ----------            ----------
         Total current liabilities .....................................................             1,268,484             1,221,243
                                                                                                    ----------            ----------
DEFERRED INCOME TAXES (Note 5) .........................................................                62,504                48,270
                                                                                                    ----------            ----------
OBLIGATIONS UNDER CAPITAL LEASE AGREEMENTS
    (Note 4) ...........................................................................               183,842               326,369
                                                                                                    ----------            ----------
DEFERRED INCOME (Note 6) ...............................................................               107,546               125,403
                                                                                                    ----------            ----------
STOCKHOLDERS' EQUITY (Note 3)
    Nonvoting preferred stock - authorized 5,000,000
      shares of no par value; no shares issued .........................................                     -                     -
    Nonvoting common stock - $.10 par value; authorized
      5,000,000 shares; no shares issued ...............................................                     -                     -
    Common stock - $.10 par value; authorized 5,000,000
      shares; shares issued of 921,507 in 1997 and 924,653
      in 1996 ..........................................................................                89,060                92,150
    Additional paid-in capital .........................................................               742,688               768,464
    Retained earnings ..................................................................             1,803,098             1,719,552
                                                                                                    ----------            ----------

                                                                                                     2,634,846             2,580,166
                                                                                                    ----------            ----------
                                                                                                    $4,257,222            $4,301,451
                                                                                                    ==========            ==========

                            AMERICAN CONSUMERS, INC.

                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

     For the Fiscal Years Ended May 30, 1998, May 31, 1997, and June 1, 1996
--------------------------------------------------------------------------------

                                                                                   Additional
                                                                Common              Paid-in           Retained
                                                                Stock               Capital           Earnings              Total
                                                            -----------         -----------         -----------         ------ ----
Balance, June 3, 1995 ..............................             92,744             773,415           1,467,651           2,333,810

    Net income for year ............................               --                  --               235,951             235,951

    Cash dividends, $.04 per share .................               --                  --               (37,093)            (37,093)

    Redemption of common stock .....................               (279)             (2,327)               (185)             (2,791)
                                                            -----------         -----------         -----------         -----------

Balance, June 1, 1996 ..............................             92,465             771,088           1,666,324           2,529,877

    Net income for year ............................               --                  --               108,915             108,915

    Cash dividends, $.06 per share .................               --                  --               (55,480)            (55,480)

    Redemption of common stock .....................               (315)             (2,624)               (207)             (3,146)
                                                            -----------         -----------         -----------         -----------
                                                                                                                        -----------

Balance, May 31, 1997 ..............................             92,150             768,464           1,719,552           2,580,166

    Net income for year ............................               --                  --                85,589              85,589

    Redemption of common stock .....................             (3,090)            (25,776)             (2,043)            (30,909)
                                                            -----------         -----------         -----------         -----------
                                                                                                                        -----------

Balance, May 30, 1998 ..............................        $    89,060         $   742,688         $ 1,803,098         $ 2,634,846
                                                            ===========         ===========         ===========         ===========

The Notes to Financial Statements are an integral part of these statements.

                            AMERICAN CONSUMERS, INC.

                            STATEMENTS OF CASH FLOWS

     For the Fiscal Years Ended May 30, 1998, May 31, 1997, and June 1, 1996
-------------------------------------------------------------------------------

                                                                                          1998             1997            1996
                                                                                       (52 Weeks)       (52 Weeks)      (52 Weeks)
                                                                                       ----------       ----------      ----------

CASH FLOWS FROM OPERATING ACTIVITIES
    Net income ..................................................................       $  85,589        $ 108,915        $ 235,951
    Adjustments to reconcile net income to net cash
      provided by operating activities:
        Depreciation and amortization ...........................................         271,792          278,659          183,974
        Deferred income taxes ...................................................          14,234            7,937           13,574
        Loss on sale of property and equipment ..................................          (6,510)          28,973           21,621
        Change in operating assets and liabilities:
          Accounts receivable ...................................................         (28,384)          43,474           48,298
          Inventories ...........................................................         (92,194)         (74,505)         (63,869)
          Prepaid expenses and other assets .....................................          12,673           42,469           46,311
          Refundable income taxes ...............................................          80,953          (80,953)            --
          Accounts payable and accrued liabilities ..............................         (56,489)        (115,730)          52,774
          Federal and state income taxes ........................................          24,634          (24,067)          24,067
                                                                                        ---------        ---------        ---------
            Net cash provided by operating activities ...........................         306,298          215,082          562,701
                                                                                        ---------        ---------        ---------
CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase of certificate of deposit ..........................................        (394,792)        (374,396)        (355,932)
    Proceeds from maturity of certificate of deposit ............................         374,396          355,932          337,021
    Purchase of property and equipment ..........................................        (113,762)         (70,690)         (88,411)
    Proceeds from disposal of property and equipment ............................           6,950           13,700            4,648
                                                                                        ---------        ---------        ---------
            Net cash used in investing activities ...............................        (127,208)         (75,454)        (102,674)
                                                                                        ---------        ---------        ---------
CASH FLOWS FROM FINANCING ACTIVITIES
    Net increase (decrease) in short-term borrowings ............................          79,945          (72,000)           3,000
    Principal payments on obligations under capital leases ......................        (143,376)        (126,169)         (49,750)
    Cash dividends ..............................................................            --            (55,480)         (37,093)
    Redemption of common stock ..................................................         (30,909)          (3,146)          (2,791)
                                                                                        ---------        ---------        ---------
            Net cash used in financing activities ...............................         (94,340)        (256,795)         (86,634)
                                                                                        ---------        ---------        ---------
Net increase (decrease) in cash
  and cash equivalents ..........................................................          84,750         (117,077)         373,393

Cash and cash equivalents, beginning of year ....................................         860,472          977,549          604,156
                                                                                        ---------        ---------        ---------
Cash and cash equivalents, end of year ..........................................       $ 945,222        $ 860,472        $ 977,549
                                                                                        =========        =========        =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
      Cash paid during the year for:
        Income taxes ............................................................       $ (78,370)       $ 121,102        $  92,496
        Interest ................................................................          59,551           72,532           46,361
                                                                                        =========        =========        =========
NONCASH FINANCING ACTIVITIES
    Capital lease obligations incurred for use of equipment$ ....................            --          $  99,716        $ 547,498
                                                                                        =========        =========        =========

The Notes to Financial Statements are an integral part of these statements.

                            AMERICAN CONSUMERS, INC.

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

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

          Advertising costs:

          Advertising costs are charged to operations when incurred. Advertising costs charged to operations were $454,847, $442,522, and $485,156 in 1998, 1997, and 1996, respectively.

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

Note 2.   Securities Purchased Under Agreement to Resell

          Included in cash and short-term investments are securities purchased under agreement to resell. The Company invests excess funds in U.S. Government or U.S. Government Agency securities which are purchased under an agreement to resell (reverse repurchase agreement). The securities are purchased from a bank but do not constitute deposits at the bank and are not insured by the Federal Deposit Insurance Corporation. The bank

                            AMERICAN CONSUMERS, INC.

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 2.   Securities Purchased Under Agreement to Resell (continued)

          maintains possession of the securities, but title of ownership passes to the Company according to the terms of the agreement. The bank repurchases the securities the business day immediately following the Company's purchase date. The carrying amount of securities purchased under agreement to resell approximates fair value. Risk of market value deterioration is mitigated by the short-term nature of the transaction and the type of securities purchased. Amounts outstanding under the agreement were $161,256 at May 30, 1998, and $190,878 at May 31, 1997.

Note 3.   Short-Term Borrowings

          The Company had line-of-credit agreements with a bank and a major supplier totaling $1,100,000 at May 30, 1998, and May 31, 1997. During 1998 and 1997, only the bank line of credit was used.

          Amounts outstanding under the bank agreement bear interest at the bank's base rate, and the maximum amount available is $800,000. The line of credit is collateralized by a $394,792 certificate of deposit owned by the Company. There were no amounts outstanding on this line of credit at May 30, 1998, or May 31, 1997.

          Amounts outstanding under the agreement with the major supplier bear interest at the prime rate plus 3%, and the maximum amount available is $300,000. Any outstanding debt under this agreement is collateralized by inventory, equipment, and trade fixtures. The credit agreement contains restrictions regarding the maintenance of minimum inventory and net worth levels.

          Short-term borrowings at May 30, 1998, and May 31, 1997, consisted of unsecured notes payable totaling $208,945 and $129,000, respectively, to a stockholder and the estate of a former principal stockholder. These notes provide for interest at .25% below the bank's base rate and are payable on demand. The carrying amount of short-term borrowings approximates fair value.

          The weighted average interest rate on amounts outstanding under short-term borrowings was 8.25% and 8.25% at May 30, 1998, and May 31, 1997, respectively.

Note 4.   Lease Commitments

          Capital leases:

          The Company leases cash registers and scanning equipment under agreements which are classified as capital leases. The leased capital assets included in property and equipment totaled $290,101 and $439,426 net of accumulated depreciation of $357,113 and $207,788 at May 30, 1998, and May 31, 1997, respectively. Depreciation expense for leased capital assets is included in total depreciation expense as a part of operating, general and administrative expenses in the statements of income.

                            AMERICAN CONSUMERS, INC.

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Note 4.   Lease Commitments (continued)

          Capital leases: (continued)

          Future minimum lease payments, by year and in the aggregate, under noncancelable capital leases are as follows:

              Fiscal
            Year Ending
            -----------
              1999                                                    $172,465
              2000                                                     130,365
              2001                                                      66,824
              2002                                                       3,588
                                                                     ----------
                                                                       373,242
              Less amount representing interest                        (45,323)
                                                                     ----------

                  Total obligation under capital leases                327,919

              Less current maturities of obligation under
                capital leases                                        (144,077)
                                                                     ----------

                                                                      $183,842
                                                                      =========
          Operating leases:

          The Company leases the facilities in which its retail grocery operations are located under noncancelable operating leases which expire at various dates through November 2003. Substantially all of the leases include renewal options. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of May 30, 1998:

                                Fiscal
                              Year Ending
                              -----------
                                  1999                                $  416,475
                                  2000                                   394,306
                                  2001                                   394,306
                                  2002                                   373,806
                                  2003                                   122,440
                                After 2003                               194,514
                                                                      ----------

                                  Total                               $1,895,847
                                                                      ==========

                            AMERICAN CONSUMERS, INC.

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 4.   Lease Commitments (continued)

          Operating leases: (continued)

          Rental  expense for the fiscal years ended May 30, 1998, May 31, 1997,
          and June 1, 1996, is as follows:                                      1998                   1997                   1996
                                                                              --------               --------             ---------
Minimum rentals ...............................................               $433,594               $429,994               $433,050
Contingent rentals based on sales .............................                 11,985                 20,160                 48,529
                                                                              --------               --------               --------
    Total .....................................................               $445,579               $450,154               $481,579
                                                                              ========               ========               ========


Note 5.   Federal and State Income Taxes
           The  components  of income tax expense for the fiscal years ended May
           30, 1998, May 31, 1997, and June 1, 1996, are as follows:
                                                                                1998                   1997                   1996
                                                                               -------                -------               --------
               Current tax expense:
                   Federal......................................               $15,729                $ 8,545               $107,697
                   State........................................                 6,989                  3,237                 19,186
                                                                               -------                -------               --------
                                                                                22,718                 11,782                 26,883
                Deferred tax expense:                                          -------                -------               --------
                   Federal......................................                13,466                  5,397                 11,284
                   State........................................                   768                  2,540                  2,290
                                                                               -------                -------               --------
                                                                                14,234                  7,937                 13,574
                                                                               -------                -------               --------
                     Total income tax expense                                  $36,952                $19,719               $140,457
                                                                               =======                =======               ========

                A reconciliation  of income tax expense computed by applying the
                U.S.  Federal  statutory  rate to income before income taxes and actual income tax expense is as follows:
                                                                              1998                  1997                     1996
                                                                         -----------             ----------               ---------
Federal income tax expense
   computed at the statutory rate ...........................              $  31,000              $  33,400               $ 128,000
State income tax, net of federal
   income tax benefit .......................................                  5,900                  4,600                  14,000
Other .......................................................                     52                (18,281)                 (1,543)
                                                                           ---------              ---------               ---------

   Total income tax expense .................................              $  36,952              $  19,719               $ 140,457
                                                                           =========              =========               =========

                            AMERICAN CONSUMERS, INC.

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 5.   Federal and State Income Taxes (continued)

     The tax effects of significant temporary differences which comprise the deferred tax assets and liabilities at May 30, 1998, and May 31, 1997, are as follows:

                                                       1998              1997
                                                   ------------      -----------
Assets:
   Deferred income ...........................       $ (29,761)       $ (37,621)
   Other .....................................          (1,909)         (15,283)

Liabilities:
   Depreciable basis of property and
     equipment ...............................          94,174          101,174
                                                     ---------        ---------
                                                     $  62,504        $  48,270
                                                     =========        =========


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

Note 7.   Employee Benefit Plan

          Effective January 1, 1995, the Company adopted a 401(k) employee benefit plan covering substantially all employees who have met minimum service and age requirements. The service and age requirements were waived for the initial plan participants to encourage participation. The Company's annual contribution is discretionary. The Company's contribution to the plan was $10,000 in 1998 and $15,000 in 1997.

                            AMERICAN CONSUMERS, INC.

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------




Note 8.   Concentration of Credit Risk

          The Company maintains a certificate of deposit and other deposit accounts at financial institutions in amounts which exceed the Federal Deposit Insurance Corporation (FDIC) insurance limit. The total of deposits which exceeded the FDIC insurance limit was $579,814 at May 30, 1998. The Company believes that maintaining deposits in these financial institutions does not represent a significant credit risk and that the Company benefits from favorable banking relationships as a result of maintaining deposits with these institutions.