Form 10-K, Exhibit 13
period 1999-05-29
AMERICAN CONSUMERS INC
filed 1999-08-27
CIK 4811

TO OUR STOCKHOLDERS



     Sales for the 52-week fiscal year ended May 29, 1999, were $25,482,561. The Company operated six stores during the fiscal years ended May 29, 1999 and May 30, 1998. The Company operated at a net loss for the fiscal year of $56,963 as compared to net profits of $85,589 for the previous year. Earnings per share were 6 cents for the current fiscal year as compared to 9 cents per share for the previous fiscal year. Book value per share at May 29, 1999, and May 30, 1998, was $2.94 and $2.96, respectively.

     The Board of Directors elected not to pay dividends during the year. The Company repurchased 20,242 shares of common stock from unaffiliated shareholders in response to several unsolicited requests during the year.

     The past year has been a very difficult year for the Company. Wal-Mart Super Centers have opened in two geographical areas in which the Company operates. United Grocers Outlet and Save-A-Lot have opened against another location and a Food Lion opened in May of 1999 in yet another location in which the Company operates. Increased pressure from competition is making it difficult to remain profitable.

     Management continues to believe there is a place for small independent retailers in the grocery business. While the reduction in sales and profits seem to negate that belief, management believes factors other than the size alone are responsible for the reductions.

     It is difficult to anticipate the effect of current and future events and actions in the marketplace, but it is the intent of management of ACI to consider any and all legal means that may be available to have your Company strive to grow.

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

ANDREW V. DOUGLAS (2)(3)
Retail Counselor (Retired)
Fleming Companies, Inc.



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

                            AMERICAN CONSUMERS, INC.

                         FIVE-YEAR SUMMARY OF OPERATIONS

                    (In thousands, except per share amounts)

--------------------------------------------------------------------------------

                                                        FISCAL YEAR ENDED
                                    --------------------------------------------------------
                                     MAY 29      MAY 30      MAY 31      JUNE 1      JUNE 3
                                      1999        1998        1997        1996        1995
                                    --------    --------    --------    --------    --------
NET SALES .......................   $ 25,482    $ 26,920    $ 28,005    $ 29,286    $ 28,835
                                    --------    --------    --------    --------    --------

COST AND EXPENSES:
    Cost of goods sold ..........     19,831      21,015      22,047      22,996      22,896
Operating, general and
      administrative expenses ...      5,759       5,788       5,802       5,895       5,675
    Interest expense ............         52          58          72          46          18
Other income, net ...............        (71)        (64)        (45)        (27)        (41)
                                    --------    --------    --------    --------    --------

      Total .....................     25,571      26,797      27,876      28,910      28,548
                                    --------    --------    --------    --------    --------

Income (loss) before income taxes        (89)        123         129         376         287
                                    --------    --------    --------    --------    --------

INCOME TAXES:
    Federal .....................        (26)         29          14         119          99
    State .......................         (6)          8           6          21          16
                                    --------    --------    --------    --------    --------

      Total .....................        (32)         37          20         140         115
                                    --------    --------    --------    --------    --------

NET INCOME (LOSS) ...............   $    (57)   $     86    $    109    $    236    $    172
                                    ========    ========    ========    ========    ========
PER SHARE AMOUNTS:
    Net income (loss) ...........   $   (.06)   $    .09    $    .12    $    .25    $    .18
                                    ========    ========    ========    ========    ========

    Cash dividends ..............   $   --      $   --      $    .06    $    .04    $    .08
                                    ========    ========    ========    ========    ========


WEIGHTED AVERAGE NUMBER
    OF SHARES OUTSTANDING .......        883         907         923         926          93
                                    ========    ========    ========    ========    ========

TOTAL ASSETS ....................   $  4,033    $  4,257    $  4,301    $  4,503    $  3,737
                                    ========    ========    ========    ========    ========

OBLIGATIONS UNDER CAPITAL
    LEASE AGREEMENTS ............   $    185    $    328    $    471    $    498    $   --
                                    ========    ========    ========    ========    ========

                         MARKET AND DIVIDEND INFORMATION


     The Company's common stock is traded in the over-the-counter market. The approximate number of record holders of the Company's common stock at May 29, 1999, was 901. The following table gives the range of high and low bid quotations and dividends for each quarterly period for the two most recent fiscal years.

                                              Bid Prices                       Asked Prices                 Dividends
----------------------------------------------------------------------------------------------------------------------
                                       High               Low            High                Low            Per Share
                                       ----               ---            ----                ---            ---------
1999
----------------------------------------------------------------------------------------------------------------------
  First Quarter                         $0.50             $0.50           None               None                 None
----------------------------------------------------------------------------------------------------------------------
  Second Quarter                        $0.50             $0.50           None               None                 None
----------------------------------------------------------------------------------------------------------------------
  Third Quarter                         $0.50             $0.50           None               None                 None
----------------------------------------------------------------------------------------------------------------------
  Fourth Quarter                        $0.50             $0.50           None               None                 None
----------------------------------------------------------------------------------------------------------------------


1998
----------------------------------------------------------------------------------------------------------------------
  First Quarter                         $0.50             $0.50           None               None                 None
----------------------------------------------------------------------------------------------------------------------
  Second Quarter                        $0.50             $0.50           None               None                None
---------------------------------------------------------------------------------------------------------------------
  Third Quarter                         $0.50             $0.50           None               None                 None
----------------------------------------------------------------------------------------------------------------------
  Fourth Quarter                        $0.50             $0.50           None               None                 None
----------------------------------------------------------------------------------------------------------------------

     The information set forth in the above table is supplied through the National Quotation Bureau, Inc. where available.

     There is no established public trading market for the Company's stock. The market-makers as of May 29, 1999, are:

Carr Securities Corporation           New York             (800) 221-2243

Hill Thompson Magid & Co.             New Jersey           (800) 631-3083

Paragon Capital Corporation           Boca Raton           (800) 521-8877

ABN - Amro Chicago Corporation        Chicago              (800) 621-1674

Seidler Companies (THE), Inc.         Los Angeles          (800) 421-0164

Sharpe Capital, Inc.                  New York             (800) 355-5781

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

                              RESULTS OF OPERATIONS

     The Company experienced an after-tax loss in its fiscal year ended May 29, 1999, of $56,963 as compared to a profit of $85,589 for the prior fiscal year. Net sales for the current fiscal year decreased 5.3% from net sales for the previous fiscal year. The decrease in sales is due primarily to direct competition.

     Increased pressure from competition on the Company's market share, sales and profits during fiscal year 1999 is threatening the profitability of the Company. Management believes that competitive pressure on the Company will continue to increase over time as a result of its competitors opening more new stores in the Company's trade area. Management is continuously seeking to imporve the gross margin and increase profitability by obtaining the lowest cost for the Company's inventory. Actions taken to improve the gross margin may also be having an adverse effect on sales.

     The Company's gross margin increased from 21.94% to 22.18% during the past year. The gross margin was 21.27% for the year ended May 31, 1997. The Company began an effort in the third quarter of fiscal year 1998 to increase gross margin by increasing retail prices on certain items, to the extent permitted by competition. The success of this effort has resulted in the increase in gross margin.

     The Company's Operating, General and Administrative Expenses for the fiscal year ended May 29, 1999, decreased form the previous fiscal year. However, such expenses as a percentage of sales increased from 21.50% to 22.60% over the past fiscal year. The fixed charge components of the Company's expenses of operations have remained constant but are a greater percentage of sales because of decreased sales. Management is working on reducing variable expenses in order to keep total operating expenses in line with the reduced sales. Operating, General and Administrative Expenses amounted to 20.72% of net sales for fiscal year 1997.

     Interest expense decreased throughout the fiscal years presented, from $72,116 in 1997 to $58,538 in 1998 to $51,643 in 1999. The decrease is attributable to interest on capitalized leases decreasing over the three-year period. Interest expense on the Company's line of credit actually increased due to an increase in the amount of funds borrowed during the latest fiscal year.

     Other income for the past three (3) 52-week fiscal years consists of the following:

                                              1999       1998       1997
                                            --------   --------   --------

     Vendors' compensation                  $ 14,049   $ 15,507   $ 15,338
     Gain (loss) on sale of assets              --        6,510    (28,973)
     Interest income                          22,949     24,713     40,236
     Other income                             33,768     17,544     18,777
                                            --------   --------   --------

         Totals                             $ 70,766   $ 64,274   $ 45,378
                                            ========   ========   ========

     Other income increased as a result of an increase in the collection of a check-cashing charge for induviduals wishing to cash their check but not making a purchase. Also, insurance recoveries in the amount of $5,808 have been included in other income.

     The Company seeks to improve its profitability by obtaining the lowest cost for its goods. The Company's major supplier of staple groceries is Fleming Co., Inc. ("Fleming"), a supplier with its principal corporate office in Tulsa, Oklahoma.

Income Taxes

     The provision for income taxes does not vary significantly from the Federal statutory rate of 34% and State rates of 5% - 6%. The components of income tax are detailed in Note 5 of the Company's financial statements.

     Federal and state income taxes are included as a current asset for the current fiscal year and as a current liability for fiscal 1998.

Inflation

     The Company continues to seek ways to cope with the threat of inflation. To the extent permitted by competition, increased costs of goods and services to the Company are reflected in increased selling prices for the Company's goods. When the Company is forced to raise overall prices of its goods, the Company attempts to preserve its market share by competitive pricing strategies which emphasize weekly advertised specials.

                               FINANCIAL CONDITION

Liquidity and Capital Resources

     The Company finances its working capital requirements principally through its cash flow from operations and short-term borrowings. Short-term borrowing to finance inventory purchases is provided by the Company's $300,000 line of credit with its principal inventory supplier and an $800,000 line of credit from its lead bank, Wachovia Bank, Dalton, Georgia. Short-term borrowings at the end of the 1999 and 1998 fiscal year ends are as follows:

                                                               1999       1998
                                                             --------   --------
     Line of credit at Wachovia Bank                         $156,790   $   --
     Note to Michael and Diana Richardson                      97,972    158,125
     Note to trust for son of Michael and Diana Richardson     52,193     50,820
                                                             --------   --------
                       Totals                                $306,955   $208,945
                                                             ========   ========

     For detailed information concerning the Company's short-term borrowings see
Note 3 to the Company's financial statements.

     The ratio of current assets to current liabilities was 2.64 to 1 at the end of fiscal 1999, as compared to 2.65 to 1 at the end of fiscal 1998, and 2.54 to 1 at the end of fiscal 1997. Cash constituted 39.38% of total current assets at May 29, 1999, as compared to 39.88% of total current assets of May 30, 1998 and 38.33% at May 31, 1997.

     Accounts   receivable   decreased  due  to  a  decrease  in  receibles  for
advertising and merchandise as of May 29, 1999.

     Other current liabilities decreased due to a decrease in accrued bonuses at May 29, 1999.

     During the fiscal year ended May 29, 1999, retained earnings decreased as a result of the operating loss for the fiscal year.

Material Commitments

     Capital expenditures are not expected to exceed $150,000 for the year.

     The Company adopted a retirement plan effective January 1, 1995. The plan is a 401(k) plan administered by Capital Guardian. Participation in the plan is available to all full-time employees. Any contribution by the Company will be at the discretion of the Board of Directors. The Company's contribution to the plan was $7,500 in 1999 and $10,000 in 1998.

     None of the Company's employees are represented by a union.

Year 2000

     The Year 2000 issue results from computer programs being written using two digits rather than four to define the applicable year. As the year 2000 approaches, systems using such programs may be unable to accurately process certain date-base information. To the extent that the Company's software applications contain source code that is unable to interpret appropriately the upcoming calendar year 2000 and beyond, some level of modification or replacement of such applications will be necessary to avoid system failures and the temporary inability to process transactions or engage in other normal business activities.

     During fiscal 1998, the Company began evaluating both its information technology systems and other systems and equipment in order to identify and adjust date sensitive systems for Year 2000 compliance. The Company's assessment in its information technology ("IT") area is approximately 50% complete and its assessment in the non-information technology ("Non-IT") area is approximately 45% complete. The Company currently expects to complete its primary remediation efforts (including acquisition and installation of any necessary new equipment and software) by September 30, 1999, leaving approvimately three monts for testing and verification of any new systems proir to January 1, 2000.

     The total operating expenditures to address the Company's Year 2000 issues are estimated to be approximately $12,000. Approximately $5,000 of these costs have been incurred through the end of fiscal 1999. In additions, the Compay expects to incur additional capital expenditures of approximately $20,000 for new equipment during the first quarter of fiscal 2000.

     The Company's IT issues fall into two principal areas: compliance of the Company's corporate accounting and other record-keeping hardware and software and compliance of the electronic scanning equipment and related software utilized for inventory control and the processing of retail customer transactions in each of the Company's six grocery stores. The Company has received documentation from the provider of the software utilized in the Company's corporate accounting and record-keeping functions, certifying the Year 2000 compliant status of all of such software. The Company anticipates replacing all of the hardware employed in such functions with new hardware that is certified as Year 2000 compliant by no later than September 30, 1999, at an estimated cost not to exceed $18,000. Under the terms of the Company's lease of its electronic scanning equipment form Fleming Companies, Inc., Fleming will be responsible for testing such equipment for Year 2000 compliance and making any necessary modifications or replacements. Based on its discussions with Fleming, the Company also anticipates that this process will be completed by no later than Septmeber 30, 1999.

     The risks of Year 2000 issues from a Non-IT standpoint are principally as follows: electrical outages resulting in breakdown of point of sales systems, lighting and refrigeration equipment and the loss of utility service. In addition, certain store equipment may have imbedded chips or microprocessors that are not Year 2000 compliant. The Company is in the process of identifying such equipment and either replacing the affected chips or microprocessors or purchasing new equipment that is compliant. The events noted above could severely affect Company operations. The Company plans to mitigate the potential effect of such issues by preparing a contigency plan as discussed below.

     Significant risk also arises out of the possible failure of vendors to respond to Year 2000 issues. The Company's only significant vendor is its primary inventory supplieer, Fleming Companies, Inc. The Company has had discussions with representatives of Fleming to determine the state of its readiness and to review its Year 2000 contigency plans. The Company believes that Fleming is making adequate progress toward Year 2000 compliance for all of its systems that could impact on Fleming's relationship with the Company, and does not expect that the Company's business will suffer any material adverse effects as a result of non-compliance by any of Fleming's systems.

     With respect to contigencies, a program is being developed to identify the additional resources that will be necessary to fully run the Company when and if it is affected by the foregoing risk factors. During the first six months of fiscal 2000, the Company will continue to expand its contigency plans and detailed procedures in order to mitigate the effects of the Year 2000 issues that might affect the Company.

     The Company believes that it has allocated sufficient resources to resolve all significat Year 2000 issues in a timely manner. Accoudingly, the Company plans to be fully Year 2000 complaint (including the completion of all necessary testing procedures) by November 1999.

Forward-Looking Statements

     Information provided by the Company, including written or oral statements made by its representatives, may contain "forward-looking information" as defined in Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of of historical facts, which addresses activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as espansion and growth of the Company's business, the effects of future competition, future capital expenditures and the Company's business strategy, are forward-looking statements. In reviewing such information it should be kept in mind that actual results may differ materially from those projected or suggested in such forward-looking statements. Thes forward-looking information is based on various factors and was derived utilizing numerous assumptions. Many of these factors have previously been identified in filings of statements made by or on behalf of the Company, including filings with the Securities and Exchange Commission of Forms 10-Q, 10-K and 8-K. Important assumptions and other important factors that could cause actual results to differ materially from those set forth in the forward-looking statements include: changes in the general economy or in the Company's primary markets, changes in consumer spending, competitive factors, the nature and extent of continued consolidation in the grocery store industry, changes in the rate of inflation, changes in state or federal legislation or regulation, adverse determinations with respect to any litigation or other claims, inability to develop new stores or complete remodels as rapidly as planned, stability of product costs, supply or quality control problems with the Company's vendors, issues and uncertainties related to Year 2000, and other issues detailed from time-to-time in the Company's filings with the Securities and Exchange Commission.

               Report of Independent Certified Public Accountants





To the Board of Directors and Stockholders
American Consumers, Inc.
Fort Oglethorpe, Georgia

     We have audited the accompanying balance sheets of American Consumers, Inc. as of May 29, 1999, and May 30, 1998, and the related statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended May 29, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements mentioned above present fairly, in all material respects, the financial position of American Consumers, Inc. as of May 29 1999, and May 30, 1998, and the results of its operations and its cash flows for each of the three years in the period ended May 29, 1999, in conformity with generally accepted accounting principles.






Chattanooga, Tennessee
June 25, 1999

                            AMERICAN CONSUMERS, INC.

                              STATEMENTS OF INCOME

     For the Fiscal Years Ended May 29, 1999, May 30, 1998, and May 31, 1997


--------------------------------------------------------------------------------

                                              1999            1998            1997
                                           (52 Weeks)      (52 Weeks)      (52 Weeks)
                                          ------------    ------------    ------------
NET SALES                                 $ 25,482,561    $ 26,920,197    $ 28,004,993

COST OF GOODS SOLD                          19,831,422      21,014,735      22,047,027
                                          ------------    ------------    ------------
      Gross profit                           5,651,139       5,905,462       5,957,966

OPERATING, GENERAL AND
    ADMINISTRATIVE EXPENSES                  5,759,329       5,788,657       5,802,594
                                          ------------    ------------    ------------

      Operating income (loss)                 (108,190)        116,805         155,372
                                          ------------    ------------    ------------

OTHER INCOME (EXPENSE)
    Interest expense                           (51,643)        (58,538)        (72,116)
    Other income                                70,766          64,274          45,378
                                          ------------    ------------    ------------
                                                19,123           5,736         (26,738)
                                          ------------    ------------    ------------
      Income (loss) before income taxes        (89,067)        122,541         128,634

FEDERAL AND STATE INCOME
    TAXES (Note 5)                             (32,104)         36,952          19,719
                                          ------------    ------------    ------------
NET INCOME (LOSS)                         $    (56,963)   $     85,589    $    108,915
                                          ============    ============    ============

EARNINGS (LOSS) PER SHARE                 $       (.06)   $        .09    $        .12
                                          ============    ============    ============

WEIGHTED AVERAGE NUMBER
    OF SHARES OUTSTANDING                      883,203         906,602         922,977
                                          ============    ============    ============


The Notes to Financial Statements are an integral part of these statements.

                            AMERICAN CONSUMERS, INC.

                                 BALANCE SHEETS

                          May 29, 1999 and May 30, 1998


--------------------------------------------------------------------------------


                                                        1999           1998
                                                     -----------    -----------

         ASSETS

CURRENT ASSETS
    Cash and short-term investments (Note 2)         $   917,438    $   945,222
    Certificate of deposit (Note 3)                      414,520        394,792
    Accounts receivable                                  149,521        175,135
    Inventories (Note 3)                               1,860,037      1,830,003
    Prepaid expenses                                      13,078         14,613
    Refundable income taxes                               28,119           --
                                                     -----------    -----------

         Total current assets                          3,382,713      3,359,765
                                                     -----------    -----------






PROPERTY AND EQUIPMENT - at cost (Notes 3 and 4)
    Leasehold improvements                               185,689        185,831
    Furniture, fixtures and equipment                  2,752,410      2,754,007
                                                     -----------    -----------

                                                       2,938,099      2,939,838
    Less accumulated depreciation                     (2,287,484)    (2,046,381)
                                                     -----------    -----------

                                                         650,615        893,457
                                                     -----------    -----------




OTHER ASSETS                                                --            4,000
                                                     -----------    -----------

                                                     $ 4,033,328    $ 4,257,222
                                                     ===========    ===========


The Notes to Financial Statements are an integral part of these statements.

--------------------------------------------------------------------------------

                                                                1999         1998
                                                             ----------   ----------
         LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable                                         $  653,117   $  655,937
    Short-term borrowings (Note 3)                              306,955      208,945
    Obligations under capital leases, current portion
     (Note 4)                                                   117,414      144,077
    Accrued sales tax                                            96,852      106,239
    Federal and state income taxes                                 --         24,634
    Other                                                       106,219      128,652
                                                             ----------   ----------

         Total current liabilities                            1,280,557    1,268,484
                                                             ----------   ----------

DEFERRED INCOME TAXES (Note 5)                                   40,335       62,504
                                                             ----------   ----------

OBLIGATIONS UNDER CAPITAL LEASE AGREEMENTS
    (Note 4)                                                     67,898      183,842
                                                             ----------   ----------

DEFERRED INCOME (Note 6)                                         86,897      107,546
                                                             ----------   ----------

STOCKHOLDERS' EQUITY (Note 3)
    Nonvoting preferred stock - authorized 5,000,000
      shares of no par value; no shares issued                     --           --
    Nonvoting common stock - $.10 par value; authorized
      5,000,000 shares; no shares issued                           --           --
    Common stock - $.10 par value; authorized 5,000,000
      shares; shares issued of 870,355 in 1999 and 890,597
      in 1998                                                    87,036       89,060
    Additional paid-in capital                                  725,807      742,688
    Retained earnings                                         1,744,798    1,803,098
                                                             ----------   ----------

                                                              2,557,641    2,634,846
                                                             ----------   ----------

                                                             $4,033,328   $4,257,222
                                                             ==========   ==========

                            AMERICAN CONSUMERS, INC.

                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

     For the Fiscal Years Ended May 29, 1999, May 30, 1998, and May 31, 1997


--------------------------------------------------------------------------------


                                                                    Additional
                                       Common         Paid-in        Retained
                                        Stock         Capital        Earnings        Total
                                     -----------    -----------    -----------    -----------
Balance, June 1, 1996                $    92,465    $   771,088    $ 1,666,324    $ 2,529,877

    Net income for year                     --             --          108,915        108,915

    Cash dividends, $.06 per share          --             --          (55,480)       (55,480)

    Redemption of common stock              (315)        (2,624)          (207)        (3,146)
                                     -----------    -----------    -----------    -----------

Balance, May 31, 1997                     92,150        768,464      1,719,552      2,580,166

    Net income for year                     --             --           85,589         85,589

      Redemption of common stock          (3,090)       (25,776)        (2,043)       (30,909)
                                     -----------    -----------    -----------    -----------

Balance, May 30, 1998                     89,060        742,688      1,803,098      2,634,846

    Net income for year                     --             --          (56,963)       (56,963)

    Redemption of common stock            (2,024)       (16,881)        (1,337)       (20,242)
                                     -----------    -----------    -----------    -----------

Balance, May 29, 1999                $    87,036    $   725,807    $ 1,744,798    $ 2,557,641
                                     ===========    ===========    ===========    ===========


The Notes to Financial Statements are an integral part of these statements.

                            AMERICAN CONSUMERS, INC.

                            STATEMENTS OF CASH FLOWS

     For the Fiscal Years Ended May 29, 1999, May 30, 1998, and May 31, 1997

--------------------------------------------------------------------------------

                                                                1999         1998         1997
                                                             (52 Weeks)   (52 Weeks)   (52 Weeks)
                                                              ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income (loss)                                         $ (56,963)   $  85,589    $ 108,915
    Adjustments to reconcile net income to net cash
      provided by operating activities:
        Depreciation and amortization                           250,105      271,792      278,659
        Deferred income taxes                                   (22,169)      14,234        7,937
        (Gain) loss on sale of property and equipment                10       (6,510)      28,973
        Change in operating assets and liabilities:
          Accounts receivable                                    25,614      (28,384)      43,474
          Inventories                                           (30,034)     (92,194)     (74,505)
          Prepaid expenses and other assets                       5,535       12,673       42,469
          Refundable income taxes                               (28,119)      80,953      (80,953)
          Accounts payable and accrued liabilities              (34,640)     (56,489)    (115,730)
          Federal and state income taxes                        (24,634)      24,634      (24,067)
                                                              ---------    ---------    ---------

            Net cash provided by operating activities            84,705      306,298      215,172
                                                              ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase of certificate of deposit                         (414,520)    (394,792)    (374,396)
    Proceeds from maturity of certificate of deposit            394,792      374,396      355,932
    Purchase of property and equipment                          (27,922)    (113,762)     (70,690)
    Proceeds from disposal of property and equipment               --          6,950       13,700
                                                              ---------    ---------    ---------

            Net cash used in investing activities               (47,650)    (127,208)     (75,454)
                                                              ---------    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES
    Net increase (decrease) in short-term borrowings             98,010       79,945      (72,000)
    Principal payments on obligations under capital leases     (142,607)    (143,376)    (126,169)
    Cash dividends                                                 --           --        (55,480)
    Redemption of common stock                                  (20,242)     (30,909)      (3,146)
                                                              ---------    ---------    ---------

      Net cash used in financing activities                     (64,839)     (94,340)    (256,795)
                                                              ---------    ---------    ---------


Net increase (decrease) in cash
  and cash equivalents                                          (27,784)      84,750     (117,077)

Cash and cash equivalents, beginning of year                    945,222      860,472      977,549
                                                              ---------    ---------    ---------

Cash and cash equivalents, end of year                        $ 917,438    $ 945,222    $ 860,472
                                                              =========    =========    =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
      Cash paid (received) during the year for:
        Income taxes                                          $  46,818    $ (78,370)   $ 121,102
        Interest                                                 50,310       59,551       72,532
                                                              =========    =========    =========

NONCASH FINANCING ACTIVITIES
    Capital lease obligations incurred for use of equipment   $    --      $    --      $  99,716
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

          Advertising costs:

          Advertising costs are charged to operations when incurred. Advertising costs charged to operations were $407,004, $454,847, and $442,522, in 1999, 1998, and 1997, respectively.

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

Note 2.   Securities Purchased Under Agreement to Resell

          Included in cash and short-term investments are securities purchased under agreement to resell. The Company invests excess funds in U.S. Government or U.S. Government Agency securities which are purchased under an agreement to resell (reverse repurchase agreement). The securities are purchased from a bank but do not constitute deposits at the bank and are not insured by the Federal Deposit Insurance Corporation. The bank

                            AMERICAN CONSUMERS, INC.

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 2.   Securities Purchased Under Agreement to Resell (continued)

          maintains possession of the securities, but title of ownership passes to the Company according to the terms of the agreement. The bank repurchases the securities the business day immediately following the Company's purchase date. The carrying amount of securities purchased under agreement to resell approximates fair value. Risk of market value deterioration is mitigated by the short-term nature of the transaction and the type of securities purchased. There were no amounts outstanding under the agreement at May 29, 1999. Amounts outstanding under the agreement were $161,256 at May 30, 1998.

Note 3.   Short-Term Borrowings

          The Company had line-of-credit agreements with a bank and a major supplier totaling $1,100,000 at May 29, 1999, and May 30, 1998. During 1999 and 1998, only the bank line of credit was used.

          Amounts outstanding under the bank agreement bear interest at the bank's base rate, and the maximum amount available is $800,000. The line of credit is collateralized by a $414,520 certificate of deposit owned by the Company. At May 29, 2999, $156,790 was outstanding under this line of credit. There were no amounts outstanding under this line of credit at May 30, 1998.

          Amounts outstanding under the agreement with the major supplier bear interest at the prime rate plus 3%, and the maximum amount available is $300,000. Any outstanding debt under this agreement is collateralized by inventory, equipment, and trade fixtures. The credit agreement contains restrictions regarding the maintenance of minimum inventory and net worth levels.

          Short-term borrowings at May 29, 1999, and May 30, 1998, consisted of unsecured notes payable totaling $150,165 and $208,945, respectively, to Michael and Diana Richardson, principal shareholders of the Company, and to a trust for the benefit of their son. These notes provide for interest at .25% below the bank's base rate and are payable on demand. The carrying amount of short-term borrowings approximates fair value.

          The weighted average interest rate on amounts outstanding under short-term borrowings was 7.84% and 8.25% at May 29, 1999, and May 30, 1998, respectively.

Note 4.   Lease Commitments

          Capital leases:

          The Company leases cash registers and scanning equipment under agreements which are classified as capital leases. The leased capital assets included in property and equipment totaled $154,703 and $290,101 net of accumulated depreciation of $492,511 and $357,113 at May 29, 1999, and May 30, 1998, respectively. Depreciation expense for leased capital assets is included in total depreciation expense as a part of operating, general and administrative expenses in the statements of income.

                            AMERICAN CONSUMERS, INC.

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


Note 4.   Lease Commitments (continued)

          Capital leases: (continued)

          Future minimum lease payments, by year and in the aggregate, under noncancelable capital leases are as follows:

             Fiscal
           Year Ending
           -----------

              2000                                                    $131,865
              2001                                                      66,824
              2002                                                       3,947
                                                                      --------
                                                                       202,636
              Less amount representing interest                        (17,324)
                                                                      --------

                  Total obligation under capital leases                185,312

              Less current maturities of obligation under
                capital leases                                        (117,414)
                                                                      --------

                                                                      $ 67,898
                                                                      ========

          Operating leases:

          The Company leases the facilities in which its retail grocery operations are located under noncancelable operating leases which expire at various dates through December 2004. Substantially all of the leases include renewal options. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of May 29, 1999:

                   Fiscal
                 Year Ending
                 -----------

                    2000                                 $  440,626
                    2001                                    435,826
                    2002                                    415,326
                    2003                                    263,034
                    2004                                    136,960
                 After 2004                                  24,220
                                                         ----------
                    Total                                $1,715,992
                                                         ==========

                            AMERICAN CONSUMERS, INC.

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 4.   Lease Commitments (continued)

          Operating leases: (continued)

          Rental expense for the fiscal years ended May 29, 1999, May 30, 1998, and May 31, 1997, is as follows:

                                           1999       1998       1997
                                         --------   --------   --------

     Minimum rentals                     $445,426   $433,594   $429,994
     Contingent rentals based on sales      4,963     11,985     20,160
                                         --------   --------   --------

         Total                           $450,389   $445,579   $450,154
                                         ========   ========   ========

Note 5.   Federal and State Income Taxes

          The components of income tax expense for the fiscal years ended May 29, 1999, May 30, 1998, and May 31, 1997, are as follows:

                                              1999        1998       1997
                                            --------    --------   --------
     Current tax expense:
        Federal                             $ (7,704)   $ 15,729   $  8,545
        State                                 (2,231)      6,989      3,237
                                            --------    --------   --------

                                              (9,935)     22,718     11,782
                                            --------    --------   --------
     Deferred tax expense:
        Federal                              (18,369)     13,466      5,397
        State                                 (3,800)        768      2,540
                                            --------    --------   --------

                                             (22,169)     14,234      7,937
                                            --------    --------   --------

          Total income tax expense          $(32,104)   $ 36,952   $ 19,719
                                            ========    ========   ========

          A reconciliation of income tax expense computed by applying the U.S. Federal statutory rate to income before income taxes and actual income tax expense is as follows:

                                             1999        1998       1997
                                           --------    --------   --------
     Federal income tax expense
        computed at the statutory rate     $(18,500)   $ 31,000   $ 33,400
     State income tax, net of federal
        income tax benefit                   (4,500)      5,900      4,600
     Other                                   (9,104)         52    (18,281)
                                           --------    --------   --------

        Total income tax expense           $(32,104)   $ 36,952   $ 19,719
                                           ========    ========   ========

                            AMERICAN CONSUMERS, INC.

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 5.   Federal and State Income Taxes (continued)

          The tax effects of significant temporary differences which comprise the deferred tax assets and liabilities at May 29, 1999, and May 30, 1998, are as follows:

                                                        1999        1998
                                                      --------    --------

     Assets:
        Deferred income                               $(23,708)   $(29,761)
        Other                                           (7,311)     (1,909)

     Liabilities:
        Depreciable basis of property and equipment     66,925      94,174
       Other                                             4,429        --
                                                      --------    --------

                                                      $ 40,335    $ 62,504
                                                      ========    ========


Note 6.   Sale of Assets and Deferred Income

          On April 29, 1988, the Company sold its strip shopping center located in Chatsworth, Georgia. The strip shopping center consisted of two separate buildings with a total of 42,900 square feet. Approximately 18,540 square feet of the shopping center were leased to others and approximately 24,360 square feet were used by the Company for its retail grocery store.

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

Note 7.   Employee Benefit Plan

          Effective January 1, 1995, the Company adopted a 401(k) employee benefit plan covering substantially all employees who have met minimum service and age requirements. The service and age requirements were waived for the initial plan participants to encourage participation. The Company's annual contribution is discretionary. The Company's contribution to the plan was $7,500 in 1999 and $10,000 in 1998.

                            AMERICAN CONSUMERS, INC.

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------



Note 8.   Concentration of Credit Risk

          The Company maintains a certificate of deposit and other deposit accounts at financial institutions in amounts which exceed the Federal Deposit Insurance Corporation (FDIC) insurance limit. The total of deposits which exceeded the FDIC insurance limit was $707,070 at May 29, 1999. The Company believes that maintaining deposits in these financial institutions does not represent a significant credit risk and that the Company benefits from favorable banking relationships as a result of maintaining deposits with these institutions.


Note 9.   Related Party Transactions

          As described in greater detail in Note 3 above, the Company finances a portion of its working capital requirements through borrowings consisting of two unsecured notes, payable to Michael and Diana Richardson, principal shareholders of the Company, and to a trust for the benefit of their son. These notes bear interest at a rate per annum .25% below the base rate of interest charged on the Company's borrowings from its lead bank and are payable on demand.