Form 10-K, Exhibit 13
period 2000-06-03
AMERICAN CONSUMERS INC
filed 2000-09-01
CIK 4811

TO OUR STOCKHOLDERS


     Sales for the 53-week fiscal year ended June 3, 2000, were $25,618,564. The Company operated six stores during the fiscal years ended June 3, 2000 and May 29, 1999. The Company operated at a net loss for the fiscal year of $50,537 as compared to a net loss of $56,963 for the previous year. Net loss per share was 6 cents for the current fiscal year as compared to a net loss of 6 cents per share for the previous fiscal year. Book value per share at June 3, 2000, and May 29, 1999, was $2.96 and $2.94, respectively.

     The Board of Directors elected not to pay dividends during the year. The Company repurchased 34,738 shares of common stock from unaffiliated shareholders in response to several unsolicited requests during the year.

     The past year has been a very difficult year for the Company. Increased pressure from competition is making it difficult to remain profitable. However, the Company changed its principal inventory supplier in order to improve its product acquisition cost. This change should allow the Company to better compete in the marketplace.

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
Executive Vice-President         Executive Vice-President       Hazlett, Lewis & Bieter, PLLC
    and Treasurer                   and Treasurer               Market Court, Suite 300
American Consumers, Inc.                                        537 Market Street
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

                            AMERICAN CONSUMERS, INC.

                         FIVE-YEAR SUMMARY OF OPERATIONS

                    (In thousands, except per share amounts)

--------------------------------------------------------------------------------

                                                                          FISCAL YEAR ENDED
                                             ----------------------------------------------------------------------------
                                              JUNE 3           MAY 29           MAY 30           MAY 31           JUNE 1
                                               2000             1999             1998             1997             1996
                                             --------         --------         --------         --------         --------
NET SALES                                    $ 25,619         $ 25,482         $ 26,920         $ 28,005         $ 29,286
                                             --------         --------         --------         --------         --------

COST AND EXPENSES:
    Cost of goods sold                         19,682           19,831           21,015           22,047           22,996
    Operating, general and
      administrative expenses                   6,020            5,759            5,788            5,802            5,895
    Interest expense                               56               52               58               72               46
    Other income, net                             (66)             (71)             (64)             (45)             (27)
                                             --------         --------         --------         --------         --------

      Total                                    25,692           25,571           26,797           27,876           28,910
                                             --------         --------         --------         --------         --------

Income (loss) before income taxes                 (73)             (89)             123              129              376
                                             --------         --------         --------         --------         --------

INCOME TAXES:
    Federal                                       (18)             (26)              29               14              119
    State                                          (4)              (6)               8                6               21
                                             --------         --------         --------         --------         --------

      Total                                       (22)             (32)              37               20              140
                                             --------         --------         --------         --------         --------

NET INCOME (LOSS)                            $    (51)        $    (57)        $     86         $    109         $    236
                                             ========         ========         ========         ========         ========
PER SHARE AMOUNTS:
    Net income (loss)                        $   (.06)        $   (.06)        $    .09         $    .12         $    .25
                                             ========         ========         ========         ========         ========
    Cash dividends                           $   --           $   --           $   --           $    .06         $    .04
                                             ========         ========         ========         ========         ========

WEIGHTED AVERAGE NUMBER
    OF SHARES OUTSTANDING                         838              883              907              923              926
                                             ========         ========         ========         ========         ========
TOTAL ASSETS                                 $  3,674         $  4,033         $  4,257         $  4,301         $  4,503
                                             ========         ========         ========         ========         ========
OBLIGATIONS UNDER CAPITAL
    LEASE AGREEMENTS                         $     67         $    185         $    328         $    471         $    498
                                             ========         ========         ========         ========         ========

                         MARKET AND DIVIDEND INFORMATION


     The Company's common stock is traded in the over-the-counter market. The approximate number of record holders of the Company's common stock at June 3, 2000, was 880. The following table gives the range of high and low bid quotations and dividends for each quarterly period for the two most recent fiscal years.

                             Bid Prices             Asked Prices     Dividends
------------------------------------------------------------------------------
                           High       Low         High        Low    Per Share

2000
------------------------------------------------------------------------------
  First Quarter           $0.50      $0.50        None       None         None
------------------------------------------------------------------------------
  Second Quarter          $0.50      $0.50        $1.25      $1.25        None
------------------------------------------------------------------------------
  Third Quarter           $0.50      $0.50        $1.25      $1.25        None
------------------------------------------------------------------------------
  Fourth Quarter          $0.50      $0.30        $1.25      $1.05        None
------------------------------------------------------------------------------

1999
------------------------------------------------------------------------------
  First Quarter           $0.50      $0.50        None       None         None
------------------------------------------------------------------------------
  Second Quarter          $0.50      $0.50        None       None         None
------------------------------------------------------------------------------
  Third Quarter           $0.50      $0.50        None       None         None
------------------------------------------------------------------------------
  Fourth Quarter          $0.50      $0.50        None       None         None
------------------------------------------------------------------------------

     The information set forth in the above table is supplied through the National Quotation Bureau, Inc. where available.

     There is no established public trading market for the Company's stock. The market-makers as of June 3, 2000, are:

     Carr Securities Corporation             New York             (800) 221-2243

     Hill Thompson Magid & Co.               New Jersey           (800) 631-3083

     Paragon Capital Corporation             Boca Raton           (800) 521-8877

     ABN - Amro Chicago Corporation          Chicago              (800) 621-1674

     Knight Securities                       New Jersey           (800) 232-3684

     Sharpe Capital, Inc.                    New York             (800) 355-5781

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

                              RESULTS OF OPERATIONS

     The Company experienced an after-tax loss in its fiscal year ended June 3, 2000, of $50,537 as compared to a loss of $56,963 for the prior fiscal year. Net sales for the current fiscal year increased .53% from net sales for the previous fiscal year. Management believes that the smaller than expected increase in sales, despite the Company's decision to open its retail outlets on Sundays beginning in the second quarter of fiscal 2000, is due primarily to direct competition.

     Increased pressure from competition on the Company's market share, sales and profits during fiscal year 2000 is threatening the profitability of the Company. Management believes that competitive pressure on the Company will continue to increase over time as a result of its competitors opening more new stores in the Company's trade area. Management is continuously seeking to imporve the gross margin and increase profitability by obtaining the lowest cost for the Company's inventory.

     The Company's gross margin increased from 22.18% to 23.17% during the past year. The gross margin was 21.94% for the year ended May 30, 1998. The Company began an effort in the third quarter of fiscal year 1998 to increase gross margin by increasing retail prices on certain items, to the extent permitted by competition. The success of this effort and a switch of our major inventory supplier in the last quarter of fiscal 2000 has resulted in the increase in gross margin.

     The Company's Operating, General and Administrative Expenses for the fiscal year ended June 3, 2000, increased from the previous fiscal year. Expenses as a percentage of sales increased from 22.60% to 23.50% over the past fiscal year. Payroll, repairs and services and advertising expenses account for almost 90% of the increase. Payroll expense for the store personnel has increased in an effort to maintain competent employees. Repairs and services have increased due to aging equipment and advertising costs such as paper, supplies and payroll costs have increased. Management will continue to monitor these costs and make cuts when deemed to be beneficial to business. Operating, General and Administrative Expenses amounted to 21.50% of net sales for fiscal year 1998.

     Interest expense varied throughout the fiscal years presented, from $58,538 in 1998 to $51,643 in 1999 to $55,206 in 2000. The change is attributable to interest on capitalized leases decreasing over the three-year period. Interest expense on the Company's line of credit actually increased due to an increase in the amount of funds borrowed during the latest fiscal year.

     Other income for the past three fiscal years consists of the following:

                                            2000         1999         1998
                                          -------      -------      -------
     Vendors' compensation                $10,019      $14,049      $15,507
     Gain on sale of assets                 2,009         --          6,510
     Interest income                       21,219       22,949       24,713
     Other income                          32,639       33,768       17,544
                                          -------      -------      -------
         Totals                           $65,886      $70,766      $64,274
                                          =======      =======      =======

     Other income increased as a result of an increase in the collection of a check-cashing charge for induviduals wishing to cash their check but not making a purchase. Also, insurance recoveries in the amount of $5,808 have been included in other income in 1999.

     The Company seeks to improve its profitability by obtaining the lowest cost for its goods. The Company's major supplier of staple groceries was Fleming Co., Inc. ("Fleming"), a supplier with its principal corporate offices in Tulsa, Oklahoma. However, in an effort to lower its cost of goods, the Company began purchasing its inventory from Mitchell Grocery Corporation in Albertville, Alabama in March 2000.

Income Taxes

     The provision for income taxes does not vary significantly from the Federal statutory rate of 34% and State rates of 5% to 6%. The components of income tax are detailed in Note 5 of the Company's financial statements.

     Federal and state income taxes are included as a current liability for the current fiscal year and as a current asset for fiscal 1999.

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

                               FINANCIAL CONDITION

Liquidity and Capital Resources

     The Company finances its working capital requirements principally through its cash flow from operations and short-term borrowings. Short-term borrowing to finance inventory purchases is provided by the Company's $600,000 line of credit from its lead bank, Wachovia Bank, Dalton, Georgia. Short-term borrowings at the end of the 2000 and 1999 fiscal year ends are as follows:

                                                        2000         1999
                                                      --------     --------
     Line of credit at Wachovia Bank                  $  9,956     $156,790
     Note to Michael and Diana Richardson               62,239       97,972
     Note to Matthew Richardson                         56,480       52,193
                                                      --------     --------
                       Totals                         $128,675     $306,955
                                                      ========     ========

     For detailed information concerning the Company's short-term borrowings see
Note 3 to the Company's financial statements.

     The ratio of current assets to current liabilities was 2.80 to 1 at the end of fiscal 2000, as compared to 2.64 to 1 at the end of fiscal 1999, and 2.65 to 1 at the end of fiscal 1998. Cash constituted 40.99% of total current assets at June 3, 2000, as compared to 39.38% of total current assets of May 29, 1999, and 39.88% at May 31, 1998.

     Accounts   receivable   decreased  due  to  a  decrease  in  receibles  for
advertising and merchandise as of June, 3, 2000.

     During the fiscal year ended June 3, 2000, retained earnings decreased as a result of the operating loss for the fiscal year.

Material Commitments

     Capital expenditures are not expected to exceed $150,000 for the year.

     The Company adopted a retirement plan effective January 1, 1995. The plan is a 401(k) plan administered by Capital Guardian. Participation in the plan is available to all full-time employees. Any contribution by the Company will be at the discretion of the Board of Directors. The Company's contribution to the plan was $7,500 in 2000 and 1999.

     None of the Company's employees are represented by a union.

Forward-Looking Statements

     Information provided by the Company, including written or oral statements made by its representatives, may contain "forward-looking information" as defined in Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of of historical facts, which address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as espansion and growth of the Company's business, the effects of future competition, future capital expenditures and the Company's business strategy, are forward-looking statements. In reviewing such information it should be kept in mind that actual results may differ materially from those projected or suggested in such forward-looking statements. This forward-looking information is based on various factors and was derived utilizing numerous assumptions. Many of these factors have previously been identified in filings or statements made by or on behalf of the Company, including filings with the Securities and Exchange Commission of Forms 10-Q, 10-K and 8-K. Important assumptions and other important factors that could cause actual results to differ materially from those set forth in the forward-looking statements include: changes in the general economy or in the Company's primary markets, changes in consumer spending, competitive factors, the nature and extent of continued consolidation in the grocery store industry, changes in the rate of inflation, changes in state or federal legislation or regulation, adverse determinations with respect to any litigation or other claims, inability to develop new stores or complete remodels as rapidly as planned, stability of product costs, supply or quality control problems with the Company's vendors, and other issues detailed from time-to-time in the Company's filings with the Securities and Exchange Commission.

               Report of Independent Certified Public Accountants



To the Board of Directors and Stockholders
American Consumers, Inc.
Fort Oglethorpe, Georgia

     We have audited the accompanying balance sheets of American Consumers, Inc. as of June 3, 2000, and May 29, 1999, and the related statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended June 3, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements mentioned above present fairly, in all material respects, the financial position of American Consumers, Inc. as of June 3, 2000, and May 29, 1999, and the results of its operations and its cash flows for each of the three years in the period ended June 3, 2000, in conformity with generally accepted accounting principles.


Chattanooga, Tennessee
June 28, 2000

                            AMERICAN CONSUMERS, INC.

                              STATEMENTS OF INCOME

     For the Fiscal Years Ended June 3, 2000, May 29, 1999, and May 30, 1998

--------------------------------------------------------------------------------

                                                      2000            1999             1998
                                                   (53 Weeks)      (52 Weeks)       (52 Weeks)
                                                  -----------     -----------      -----------
NET SALES                                         $25,618,564     $25,482,561      $26,920,197

COST OF GOODS SOLD                                 19,682,468      19,831,422       21,014,735
                                                  -----------     -----------      -----------
      Gross profit                                  5,936,096       5,651,139        5,905,462

OPERATING, GENERAL AND
    ADMINISTRATIVE EXPENSES                         6,019,545       5,759,329        5,788,657
                                                  -----------     -----------      -----------

      Operating income (loss)                         (83,449)       (108,190)         116,805
                                                  -----------     -----------      -----------

OTHER INCOME (EXPENSE)
    Interest expense                                  (55,206)        (51,643)         (58,538)
    Other income                                       65,886          70,766           64,274
                                                  -----------     -----------      -----------
                                                       10,680          19,123            5,736
                                                  -----------     -----------      -----------

      Income (loss) before income taxes               (72,769)        (89,067)         122,541

FEDERAL AND STATE INCOME
    TAXES                                             (22,232)        (32,104)          36,952
                                                  -----------     -----------      -----------

NET INCOME (LOSS)                                 $   (50,537)    $   (56,963)     $    85,589
                                                  ===========     ===========      ===========

EARNINGS (LOSS) PER SHARE                         $      (.06)    $      (.06)     $       .09
                                                  ===========     ===========      ===========

WEIGHTED AVERAGE NUMBER
    OF SHARES OUTSTANDING                             838,443         883,203          906,602
                                                  ===========     ===========      ===========

The Notes to Financial Statements are an integral part of these statements.

                            AMERICAN CONSUMERS, INC.

                                 BALANCE SHEETS

                          June 3, 2000 and May 29, 1999

--------------------------------------------------------------------------------


                                                      2000              1999
                                                  -----------       -----------
    ASSETS

CURRENT ASSETS
    Cash and short-term investments               $   852,652       $   917,438
    Certificate of deposit                            434,887           414,520
    Accounts receivable                               140,593           149,521
    Inventories                                     1,659,588         1,860,037
    Prepaid expenses                                   53,473            13,078
    Refundable income taxes                              --              28,119
                                                  -----------       -----------

         Total current assets                       3,141,193         3,382,713
                                                  -----------       -----------


PROPERTY AND EQUIPMENT - at cost
    Leasehold improvements                            201,253           185,689
    Furniture, fixtures and equipment               2,755,604         2,752,410
                                                  -----------       -----------

                                                    2,956,857         2,938,099
    Less accumulated depreciation                  (2,424,512)       (2,287,484)
                                                  -----------       -----------

                                                      532,345           650,615
                                                  -----------       -----------

                                                  $ 3,673,538       $ 4,033,328
                                                  ===========       ===========


The Notes to Financial Statements are an integral part of these statements.

--------------------------------------------------------------------------------


                                                                          2000              1999
                                                                       ----------        ----------
         LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable                                                   $  696,560        $  653,117
    Short-term borrowings                                                 128,675           306,955
    Obligations under capital leases, current portion                      63,321           117,414
    Accrued sales tax                                                     117,954            96,852
    Federal and state income taxes                                          3,706              --
    Other                                                                 112,647           106,219
                                                                       ----------        ----------

         Total current liabilities                                      1,122,863         1,280,557
                                                                       ----------        ----------

DEFERRED INCOME TAXES                                                      12,587            40,335
                                                                       ----------        ----------

OBLIGATIONS UNDER CAPITAL LEASE
    AGREEMENTS                                                              3,904            67,898
                                                                       ----------        ----------

DEFERRED INCOME                                                            61,818            86,897
                                                                       ----------        ----------

STOCKHOLDERS' EQUITY
    Nonvoting preferred stock - authorized 5,000,000
      shares of no par value; no shares issued                               --                --
    Nonvoting common stock - $.10 par value; authorized
      5,000,000 shares; no shares issued                                     --                --
    Common stock - $.10 par value; authorized 5,000,000
      shares; shares issued of 835,618 in 2000 and 870,355
      in 1999                                                              83,562            87,036
    Additional paid-in capital                                            696,839           725,807
    Retained earnings                                                   1,691,965         1,744,798
                                                                       ----------        ----------

                                                                        2,472,366         2,557,641
                                                                       ----------        ----------

                                                                       $3,673,538        $4,033,328
                                                                       ==========        ==========

                            AMERICAN CONSUMERS, INC.

                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

     For the Fiscal Years Ended June 3, 2000, May 29, 1999, and May 30, 1998

--------------------------------------------------------------------------------

                                                                   Additional
                                                Common              Paid-in             Retained
                                                Stock               Capital             Earnings               Total
                                             -----------          -----------          -----------          -----------
Balance, May 31, 1997                        $    92,150          $   768,464          $ 1,719,552          $ 2,580,166

    Net income for year                             --                   --                 85,589               85,589

    Redemption of common stock                    (3,090)             (25,776)              (2,043)             (30,909)
                                             -----------          -----------          -----------          -----------
Balance, May 30, 1998                             89,060              742,688            1,803,098            2,634,846

    Net loss for year                               --                   --                (56,963)             (56,963)

    Redemption of common stock                    (2,024)             (16,881)              (1,337)             (20,242)
                                             -----------          -----------          -----------          -----------

Balance, May 29, 1999                             87,036              725,807            1,744,798            2,557,641

    Net loss for year                               --                   --                (50,537)             (50,537)

    Redemption of common stock                    (3,474)             (28,968)              (2,296)             (34,738)
                                             -----------          -----------          -----------          -----------

Balance, June 3, 2000                        $    83,562          $   696,839          $ 1,691,965          $ 2,472,366
                                             ===========          ===========          ===========          ===========

The Notes to Financial Statements are an integral part of these statements.

                            AMERICAN CONSUMERS, INC.

                            STATEMENTS OF CASH FLOWS

     For the Fiscal Years Ended June 3, 2000, May 29, 1999, and May 30, 1998

--------------------------------------------------------------------------------

                                                                               2000               1999               1998
                                                                            (53 Weeks)         (52 Weeks)         (52 Weeks)
                                                                            ---------          ---------          ---------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income (loss)                                                       $ (50,537)         $ (56,963)         $  85,589
    Adjustments to reconcile net income (loss) to net cash
      provided by operating activities:
        Depreciation and amortization                                         232,684            250,105            271,792
        Deferred income taxes                                                 (27,748)           (22,169)            14,234
        (Gain) loss on sale of property and equipment                          (1,971)                10             (6,510)
        Change in operating assets and liabilities:
          Accounts receivable                                                   8,928             25,614            (28,384)
          Inventories                                                         200,449            (30,034)           (92,194)
          Prepaid expenses and other assets                                   (40,395)             5,535             12,673
          Refundable income taxes                                              28,119            (28,119)            80,953
          Accounts payable and accrued liabilities                             70,973            (34,640)           (56,489)
          Federal and state income taxes                                        3,706            (24,634)            24,634
                                                                            ---------          ---------          ---------
            Net cash provided by operating activities                         424,208             84,705            306,298
                                                                            ---------          ---------          ---------
CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase of certificate of deposit                                       (434,887)          (414,520)          (394,792)
    Proceeds from maturity of certificate of deposit                          414,520            394,792            374,396
    Purchase of property and equipment                                       (145,822)           (27,922)          (113,762)
    Proceeds from disposal of property and equipment                            8,300               --                6,950
                                                                            ---------          ---------          ---------
            Net cash used in investing activities                            (157,889)           (47,650)          (127,208)
                                                                            ---------          ---------          ---------
CASH FLOWS FROM FINANCING ACTIVITIES
    Net increase (decrease) in short-term borrowings                         (178,280)            98,010             79,945
    Principal payments on obligations under capital leases                   (118,087)          (142,607)          (143,376)
    Redemption of common stock                                                (34,738)           (20,242)           (30,909)
                                                                            ---------          ---------          ---------
      Net cash used in financing activities                                  (331,105)           (64,839)           (94,340)
                                                                            ---------          ---------          ---------

Net increase (decrease) in cash
  and cash equivalents                                                        (64,786)           (27,784)            84,750

Cash and cash equivalents, beginning of year                                  917,438            945,222            860,472
                                                                            ---------          ---------          ---------
Cash and cash equivalents, end of year                                      $ 852,652          $ 917,438          $ 945,222
                                                                            =========          =========          =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
    INFORMATION
      Cash paid (received) during the year for:
        Income taxes                                                        $ (22,308)         $  46,818          $ (78,370)
        Interest                                                               55,206             50,310             59,551
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

           Advertising costs:

           Advertising   costs  are  charged  to   operations   when   incurred.
           Advertising costs charged to operations were $495,680, $431,188, and $454,847 in 2000, 1999, and 1998 respectively.

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

                            AMERICAN CONSUMERS, INC.

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 2.    Securities Purchased Under Agreement to Resell

           Included in cash and short-term investments are securities purchased under agreement to resell. The Company invests excess funds in U.S. Government or U.S. Government Agency securities which are purchased under an agreement to resell (reverse repurchase agreement). The securities are purchased from a bank but do not constitute deposits at the bank and are not insured by the Federal Deposit Insurance Corporation. The bank maintains possession of the securities, but title of ownership passes to the Company according to the terms of the agreement. The bank repurchases the securities the business day immediately following the Company's purchase date. The carrying amount of securities purchased under agreement to resell approximates fair value. Risk of market value deterioration is mitigated by the short-term nature of the transaction and the type of securities purchased. There were no amounts outstanding under the agreement at June 3, 2000 and May 29, 1999. Amounts outstanding under the agreement were $161,256 at May 30, 1998.

Note 3.    Short-Term Borrowings

           The Company had a line-of-credit agreement with a bank totaling $600,000 at June 3, 2000. The Company had line-of-credit agreements with a bank and a major supplier totaling $1,100,000 at May 29, 1999. During 2000 and 1999, only the bank line of credit was used.

           Amounts outstanding under the bank agreement bear interest at the bank's base rate, and the maximum amount available is $600,000. The line of credit is collateralized by a $434,887 certificate of deposit owned by the Company. Outstanding balances under this line-of-credit were $9,956 and $156,790 at June 3, 2000 and May 29, 1999, respectively.

           Short-term borrowings at June 3, 2000, and May 29, 1999, include unsecured notes payable totaling $118,719 and $150,165, respectively, to Michael and Diana Richardson, principal shareholders of the Company, and to their son, Matthew Richardson. These notes provide for interest at .25% below the bank's base rate and are payable on demand. The carrying amount of short-term borrowings approximates fair value.

           The weighted average interest rate on amounts outstanding under short-term borrowings was 8.21% and 7.84% at June 3, 2000, and May 29, 1999, respectively.

Note 4.    Lease Commitments

           Capital leases:

           The Company leases cash registers and scanning equipment under agreements which are classified as capital leases. The leased capital assets included in property and equipment totaled $54,309 and $154,703 net of accumulated depreciation of $592,904 and $492,511 at June 3, 2000, and May 29, 1999, respectively. Depreciation expense for leased capital assets is included in total depreciation expense as a part of operating, general and administrative expenses in the statements of income.

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

--------------------------------------------------------------------------------


Note 4.    Lease Commitments (continued)

           Capital leases:  (continued)

           Future minimum lease payments, by year and in the aggregate, under noncancelable capital leases are as follows:

                 Fiscal
               Year Ending
               -----------

                 2001                                                   $66,824
                 2002                                                     3,947
                                                                      ---------
                                                                         70,053
                 Less amount representing interest                       (2,828)
                                                                      ---------

                     Total obligation under capital leases               67,225

                 Less current maturities of obligation under
                   capital leases                                       (63,321)
                                                                      ---------

                                                                        $ 3,904
                                                                      =========
           Operating leases:

           The Company leases the facilities in which its retail grocery operations are located under noncancelable operating leases which expire at various dates through December 2004. Substantially all of the leases include renewal options. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of June 3, 2000:

                        Fiscal
                      Year Ending
                      -----------

                         2001                   $    446,002
                         2002                        425,502
                         2003                        268,122
                         2004                        136,960
                         2005                         24,220
                                                ------------

                         Total                  $  1,300,806
                                                ============

                            AMERICAN CONSUMERS, INC.

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 4.    Lease Commitments (continued)

           Operating leases:  (continued)

           Rental expense for the fiscal years ended June 3, 2000, May 29, 1999, and May 30, 1998, is as follows:

                                                                    2000           1999           1998
                                                                 ---------      ---------      ---------
                    Minimum rentals                              $ 446,002      $ 445,426      $ 433,594
                    Contingent rentals based on sales               15,389          4,963         11,985
                                                                 ---------      ---------      ---------

                        Total                                    $ 461,391      $ 450,389      $ 445,579
                                                                 =========      =========      =========

Note 5.    Federal and State Income Taxes

           The components of income tax expense for the fiscal years ended June 3, 2000, May 29, 1999, and May 30, 1998, are as follows:

                                                                    2000           1999           1998
                                                                 ---------      ---------      ---------
                    Current tax expense:
                       Federal                                   $   4,583      $  (7,704)     $  15,729
                       State                                           993         (2,231)         6,989
                                                                 ---------      ---------      ---------

                                                                     5,516         (9,935)        22,718
                                                                 ---------      ---------      ---------
                    Deferred tax expense:
                       Federal                                     (22,431)       (18,369)        13,466
                       State                                        (5,317)        (3,800)           768
                                                                 ---------      ---------      ---------

                                                                   (27,748)       (22,169)        14,234
                                                                 ---------      ---------      ---------

                         Total income tax expense (benefit)      $ (22,232)     $ (32,104)     $  36,952
                                                                 =========      =========      =========

                A reconciliation of income tax expense computed by applying the U.S. Federal statutory rate to income before income taxes and actual income tax expense is as follows:

                                                                    2000           1999           1998
                                                                 ---------      ---------      ---------
                    Federal income tax expense (benefit)
                       computed at the statutory rate            $ (11,000)     $ (18,500)     $  31,000
                    State income tax, net of federal
                       income tax benefit                           (3,700)        (4,500)         5,900
                    Other                                           (7,532)        (9,104)            52
                                                                 ---------      ---------      ---------
                       Total income tax expense (benefit)        $ (22,232)     $ (32,104)     $  36,952
                                                                 =========      =========      =========

                            AMERICAN CONSUMERS, INC.

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 5.    Federal and State Income Taxes (continued)

           The tax effects of significant temporary differences which comprise the deferred tax assets and liabilities at June 3, 2000, and May 29, 1999, are as follows:

                                                                      2000            1999
                                                                    --------        --------
              Assets:
                 Deferred income                                    $(17,655)       $(23,708)
                 Other                                               (17,603)         (7,311)

              Liabilities:
                 Depreciable basis of property and equipment          46,926          66,925
                 Other                                                   919           4,429
                                                                    --------        --------

                                                                    $ 12,587        $ 40,335
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

Note 7.    Employee Benefit Plan

           Effective January 1, 1995, the Company adopted a 401(k) employee benefit plan covering substantially all employees who have met
           minimum   service   and  age   requirements.   The  service  and  age
           requirements  were  waived  for  the  initial  plan  participants  to encourage participation. The Company's annual contribution is discretionary. The Company's contribution to the plan was $7,500 in 2000 and 1999.

                            AMERICAN CONSUMERS, INC.

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 8.    Concentration of Credit Risk

           The Company maintains a certificate of deposit and other deposit accounts at financial institutions in amounts which exceed the Federal Deposit Insurance Corporation (FDIC) insurance limit. The total of deposits which exceeded the FDIC insurance limit was $611,617 at June 3, 2000. The Company believes that maintaining deposits in these financial institutions does not represent a significant credit risk and that the Company benefits from favorable banking relationships as a result of maintaining deposits with these institutions.


Note 9.    Related Party Transactions

           As described in greater detail in Note 3 above, the Company finances a portion of its working capital requirements through borrowings consisting of two unsecured notes, payable to Michael and Diana Richardson, principal shareholders of the Company, and to their son, Matthew Richardson. These notes bear interest at a rate per annum .25% below the base rate of interest charged on the Company's borrowings from its lead bank and are payable on demand.