Form 10-K, Exhibit 13
period 2001-06-02
AMERICAN CONSUMERS INC
filed 2001-08-30
CIK 4811

TO OUR STOCKHOLDERS


     Sales for the 52-week fiscal year ended June 2, 2001, were $25,634,552. The Company opened its seventh store April 28, 2001. Six stores were operated for the fiscal year ended June 3, 2000. The Company operated at a net profit for the fiscal year of $7,694 as compared to a net loss of $50,537 for the previous year. Net income per share was 1 cent for the current fiscal year as compared to a net loss of 6 cents per share for the previous fiscal year. Book value per share at June 2, 2001, and June 3, 2000, was $2.99 and $2.96, respectively.

     The Board of Directors elected not to pay dividends during the year. The Company repurchased 8,385 shares of common stock from unaffiliated shareholders in response to several unsolicited requests during the year.

     It has been difficult for the Company to operate at a profit for the past three fiscal years due to increased pressure from competition. The addition of our seventh store in April of 2001 and the change in our principal inventory supplier in March of 2000 has allowed the Company to better compete in the marketplace. However, it is anticipated that competition in the retail grocery business will continue to increase, with new stores in two of the Company's trade areas already announced or under construction.

     Management continues to believe there is a place for small independent retailers in the grocery business. While the current trend seems to negate that belief, management believes that the Company can remain a viable competitor in the markets that it serves despite its small size relative to others in the industry.

     It is difficult to anticipate the effect of current and future events and actions in the marketplace, but management intends for the Company to continue to be a source of employment and to serve the communities in its trade area.


                                            Sincerely,

                                            AMERICAN CONSUMERS, INC.



                                            Michael A. Richardson
                                            Chairman and Chief Executive Officer

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

PAUL R. COOK (1)                   PAUL R. COOK                     AUDITORS
Executive Vice-President           Executive Vice-President         Hazlett, Lewis & Bieter, PLLC
    and Treasurer                     and Treasurer                 Market Court, Suite 300
American Consumers, Inc.                                            537 Market Street
                                                                    Chattanooga, TN  37402

MICHAEL A. RICHARDSON (1)          JAMES E. FLOYD (1)               COUNSEL
Chairman of the Board,             Vice-President                   Witt, Gaither & Whitaker, P.C.
     Chief Executive Officer                                        1100 SunTrust Bank Building
     and President                                                  Chattanooga, TN  37402
American Consumers, Inc.

THOMAS L. RICHARDSON (2)(3)        VIRGIL BISHOP                    10-K REPORT
Chairman of the Board              Vice-President                   American Consumers, Inc.'s
Learning Labs, Inc.                                                   annual report on Form 10-K
                                                                      as filed with The Securities
JEROME P. SIMS, SR. (2)(3)         REBA S. SOUTHERN (1)               and Exchange Commission is
Physician                          Secretary                          available to stockholders free
                                                                      of charge upon written request
ANDREW V. DOUGLAS (2)(3)                                              to Corporate Secretary
Retail Counselor (Retired)                                            American Consumers, Inc.,
Fleming Companies, Inc.                                               P.O. Box 2328,
                                                                      Ft. Oglethorpe, GA 30742


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

                            AMERICAN CONSUMERS, INC.

                         FIVE-YEAR SUMMARY OF OPERATIONS

                    (In thousands, except per share amounts)

--------------------------------------------------------------------------------

                                                                     FISCAL YEAR ENDED
                                             -------------------------------------------------------------------
                                              JUNE 2         JUNE 3         MAY 29         MAY 30         MAY 31
                                               2001           2000           1999           1998           1997
                                             -------        -------        -------        -------        -------

NET SALES                                    $25,635        $25,619        $25,482        $26,920        $28,005
                                             -------        -------        -------        -------        -------

COST AND EXPENSES:
    Cost of goods sold                        19,561         19,682         19,831         21,015         22,047
    Operating, general and
      administrative expenses                  6,137          6,020          5,759          5,788          5,802
    Interest expense                              26             56             52             58             72
    Other income, net                            (94)           (66)           (71)           (64)           (45)
                                             -------        -------        -------        -------        -------

      Total                                   25,630         25,692         25,571         26,797         27,876
                                             -------        -------        -------        -------        -------

Income (loss) before income taxes                  5            (73)           (89)           123            129
                                             -------        -------        -------        -------        -------

INCOME TAXES:
    Federal                                       (3)           (18)           (26)            29             14
    State                                       --               (4)            (6)             8              6
                                             -------        -------        -------        -------        -------

      Total                                       (3)           (22)           (32)            37             20
                                             -------        -------        -------        -------        -------

NET INCOME (LOSS)                            $     8        $   (51)       $   (57)       $    86        $   109
                                             =======        =======        =======        =======        =======

PER SHARE AMOUNTS:
    Net income (loss)                        $   .01        $  (.06)       $  (.06)       $   .09        $   .12
                                             =======        =======        =======        =======        =======

    Cash dividends                           $  --          $  --          $  --          $  --          $   .06
                                             =======        =======        =======        =======        =======
WEIGHTED AVERAGE NUMBER
    OF SHARES OUTSTANDING                        832            838            883            907            923
                                             =======        =======        =======        =======        =======

TOTAL ASSETS                                 $ 4,566        $ 3,674        $ 4,033        $ 4,257          4,301
                                             =======        =======        =======        =======        =======
OBLIGATIONS UNDER CAPITAL
    LEASE AGREEMENTS                         $     3        $    67        $   185        $   328        $   471
                                             =======        =======        =======        =======        =======

                         MARKET AND DIVIDEND INFORMATION

     The Company's common stock is traded in the over-the-counter market. The approximate number of record holders of the Company's common stock at June 2, 2001, was 868. The following table gives the range of high and low bid quotations and dividends for each quarterly period for the two most recent fiscal years.

                           Bid Prices           Asked Prices           Dividends
--------------------------------------------------------------------------------
                         High       Low        High        Low         Per Share
                         -----     -----       -----      -----        ---------
2001
--------------------------------------------------------------------------------
  First Quarter          $0.30     $0.30       $4.00      $4.00          None
--------------------------------------------------------------------------------
  Second Quarter         $0.30     $0.30       $4.00      $4.00          None
--------------------------------------------------------------------------------
  Third Quarter          $0.30     $0.30       $2.00      $2.00          None
--------------------------------------------------------------------------------
  Fourth Quarter         $0.30     $0.30       $2.00      $2.00          None
--------------------------------------------------------------------------------

2000
--------------------------------------------------------------------------------
  First Quarter          $0.50     $0.50       None       None           None
--------------------------------------------------------------------------------
  Second Quarter         $0.50     $0.50       $1.25      $1.25          None
--------------------------------------------------------------------------------
  Third Quarter          $0.50     $0.50       $1.25      $1.25          None
--------------------------------------------------------------------------------
  Fourth Quarter         $0.50     $0.30       $1.25      $1.05          None
--------------------------------------------------------------------------------

     The information set forth in the above table is supplied through Pink Sheets LLC where available.

     There is no established public trading market for the Company's stock, and the information set forth above is based on a small number of isolated quotations which do not necessarily represent actual trades. The market-makers as of June 2, 2001, are:

     Carr Securities Corporation         New York           (800) 221-2243

     Hill Thompson Magid & Co.           New Jersey         (800) 631-3083

     Knight Securities                   New Jersey         (800) 232-3684

     Howe Barnes Investment, Inc.        Chicago            (800) 621-2364

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

                              RESULTS OF OPERATIONS

     The Company realized an after-tax profit in its fiscal year ended June 2, 2001, of $7,694 as compared to a loss of $50,537 for the prior fiscal year. Net sales for the current fiscal year increased less than 1% from net sales for the previous fiscal year. Management believes that the smaller than expected increase in sales is due primarily to direct competition.

     Increased pressure from competition on the Company's market share, sales and profits during fiscal year 2001 continues to threaten the profitability of the Company. Management believes that competitive pressures on the Company will continue to increase over time as a result of its competitors opening more new stores in the Company's trade area. Management continuously seeks to improve the gross margin and increase profitability by obtaining the lowest cost for the Company's inventory.

     The Company's gross margin increased from 23.17% to 23.69% during the past year. The gross margin was 22.18% for the year ended May 29, 1999. The Company began an effort in the third quarter of fiscal year 1998 to increase gross margin by increasing retail prices on certain items, to the extent permitted by competition. The success of this effort and a switch of our major inventory supplier in the last quarter of fiscal 2000 have resulted in the increase in gross margin.

     The Company's Operating, General and Administrative Expenses for the fiscal year ended June 2, 2001, increased by approximately $118,000 from the previous fiscal year. Expenses as a percentage of sales increased from 23.50% to 23.94% over the past fiscal year. Operating, General and Administrative Expenses amounted to 22.60% of net sales for fiscal year 1999. Repairs and services, utilities and group insurance expenses account for the increase. Repairs and services have increased due to aging equipment. Management will continue to monitor these costs and replace older equipment and make other adjustments when deemed to be beneficial to business.

     Interest expense varied throughout the fiscal years presented, from $51,643 in 1999 to $55,206 in 2000 to $26,071 in 2001. The change is attributable to interest on capitalized leases decreasing over the three-year period. Interest expense on the Company's short-term borrowings also decreased due to a decrease in the average balance outstanding during the latest fiscal year. This effect is not expected to be permanent. As discussed below, the Company expects to complete its current program of purchasing updated replacements for previously leased cash registers and scanning equipment during the first quarter of fiscal year 2002. With the related bank financing for these purchases in place, interest expense for 2002 is expected to be more comparable to that reported for fiscal years 1999 and 2000.

     Other income for the past three fiscal years consists of the following:

                                            2001         2000         1999
                                          -------      -------      -------
     Vendors' compensation                $12,988      $10,019      $14,049
     Gain on sale of assets                 7,971        2,009         --
     Interest income                       26,732       21,219       22,949
     Other income                          46,618       32,639       33,768
                                          -------      -------      -------
         Totals                           $94,309      $65,886      $70,766
                                          =======      =======      =======

     Other income increased as a result of an increase in the collection of a check-cashing charge for individuals wishing to cash their check but not making a purchase.

     The Company seeks to improve its profitability by obtaining the lowest cost for its goods. In an effort to lower its cost of goods, the Company ceased using Fleming Co., Inc. as its major supplier of staple groceries in March 2000 and began purchasing its inventory from Mitchell Grocery Corporation in Albertville, Alabama in March 2000.

Income Taxes

     The provision for income taxes does not vary significantly from the Federal statutory rate of 34% and State rates of 5% to 6%. The components of income tax are detailed in Note 6 of the Company's financial statements.

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

                               FINANCIAL CONDITION

Liquidity and Capital Resources

     The Company finances its working capital requirements principally through its cash flow from operations and short-term borrowings. Short-term borrowing to finance inventory purchases is provided by the Company's $800,000 line of credit from its two banks. Short-term borrowings at the end of the 2001 and 2000 fiscal year ends are as follows:

                                                         2001        2000
                                                       --------    --------
     Line of credit at Wachovia Bank                   $   --      $  9,956
     Line of credit at Northwest Georgia Bank           456,500        --
     Note payable to Northwest Georgia Bank             254,952        --
     Note to Michael and Diana Richardson                37,412      62,239
     Note to Matthew Richardson                          48,330      56,480
                                                       --------    --------
                       Totals                          $797,194    $128,675
                                                       ========    ========

     During the third quarter of fiscal 2001, the Company commenced a program of purchasing new replacements for cash registers and other equipment which the Company previously leased as the existing leases expire. The Company negotiated financing for this program with Northwest Georgia Bank in the form of a short-term note, which had an outstanding balance of $254,952 at June 2, 2001. The Company intends to convert this note to long-term debt once the equipment replacements are completed during the first quarter of fiscal 2002. Management believes that the terms of this bank financing are more favorable than any that the Company could have obtained under renewal or replacement leases for comparably updated equipment. Thus, the purchase of this equipment is expected to lower the Company's financing costs without having a significant effect on the Company's overall working capital requirements. For additional details concerning the Company's short-term borrowings see Note 3 to the Company's financial statements.

     At June 2, 2001, long-term debt consists of a note payable to a bank of $169,421 that was incurred in April 2001 to finance the addition of the Company's seventh grocery store in Jasper, Tennessee.

     The ratio of current assets to current liabilities was 1.98 to 1 at the end of fiscal 2001, as compared to 2.80 to 1 at the end of fiscal 2000, and 2.64 to 1 at the end of fiscal 1999. Cash constituted 44.91% of total current assets at June 2, 2001, as compared to 40.99% of total current assets at June 3, 2000, and 39.38% at May 29, 1999.

     Accounts receivable decreased due to a decrease in receivables for advertising and merchandise as of June 2, 2001.

     During the fiscal year ended June 2, 2001, retained earnings decreased as a result of the operating income for the fiscal year.

Material Commitments

     Capital expenditures are not expected to exceed $400,000 for the year, including all expenditures needed to complete the purchase of new, updated replacements for cash registers and other equipment which previously were leased.

     The Company adopted a 401(k) plan that is administered by Capital Bank and Trust Company. Participation in the plan is available to all full-time employees. Any contribution by the Company will be at the discretion of the Board of Directors. The Company's contribution to the plan was $7,500 in 2001 and 2000.

     None of the Company's employees are represented by a union.

Forward-Looking Statements

     Information provided by the Company, including written or oral statements made by its representatives, may contain "forward-looking information" as defined in Section 21E of the Securities Exchange Act of 1934, as amended. All statements which address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as expansion and growth of the Company's business, the effects of future competition, future capital expenditures and the Company's business strategy, are forward-looking statements. In reviewing such information it should be kept in mind that actual results may differ materially from those projected or suggested in such forward-looking statements. This forward-looking information is based on various factors and was derived utilizing numerous assumptions. Many of these factors previously have been identified in filings or statements made by or on behalf of the

Company, including filings with the Securities and Exchange Commission of Forms 10-Q, 10-K and 8-K. Important assumptions and other important factors that could cause actual results to differ materially from those set forth in the forward-looking statements include: changes in the general economy or in the Company's primary markets, changes in consumer spending, competitive factors, the nature and extent of continued consolidation in the grocery store industry, changes in the rate of inflation, changes in state or federal legislation or regulation, adverse determinations with respect to any litigation or other claims, inability to develop new stores or complete remodels as rapidly as planned, stability of product costs, supply or quality control problems with the Company's vendors, and other issues detailed from time-to-time in the Company's filings with the Securities and Exchange Commission.

               Report of Independent Certified Public Accountants



To the Board of Directors and Stockholders
American Consumers, Inc.
Fort Oglethorpe, Georgia

     We have audited the accompanying balance sheets of American Consumers, Inc. as of June 2, 2001, and June 3, 2000, and the related statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended June 2, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements mentioned above present fairly, in all material respects, the financial position of American Consumers, Inc. as of June 2, 2001, and June 3, 2000, and the results of its operations and its cash flows for each of the three years in the period ended June 2, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/  Hazlett, Lewis & Bieter, PLLC


Chattanooga, Tennessee
July 3, 2001

                            AMERICAN CONSUMERS, INC.

                              STATEMENTS OF INCOME

     For the Fiscal Years Ended June 2, 2001, June 3, 2000, and May 29, 1999

--------------------------------------------------------------------------------

                                                       2001              2000              1999
                                                    (52 Weeks)        (53 Weeks)        (52 Weeks)
                                                   -----------       -----------       -----------
NET SALES                                          $25,634,552       $25,618,564       $25,482,561

COST OF GOODS SOLD                                  19,560,530        19,682,468        19,831,422
                                                   -----------       -----------       -----------

      Gross profit                                   6,074,022         5,936,096         5,651,139

OPERATING, GENERAL AND
    ADMINISTRATIVE EXPENSES                          6,137,240         6,019,545         5,759,329
                                                   -----------       -----------       -----------

      Operating income (loss)                          (63,218)          (83,449)         (108,190)
                                                   -----------       -----------       -----------

OTHER INCOME (EXPENSE)
    Interest expense                                   (26,071)          (55,206)          (51,643)
    Other income                                        94,309            65,886            70,766
                                                   -----------       -----------       -----------

                                                        68,238            10,680            19,123
                                                   -----------       -----------       -----------

      Income (loss) before income taxes                  5,020           (72,769)          (89,067)

FEDERAL AND STATE INCOME
    TAXES                                               (2,674)          (22,232)          (32,104)
                                                   -----------       -----------       -----------

NET INCOME (LOSS)                                  $     7,694       $   (50,537)      $   (56,963)
                                                   ===========       ===========       ===========

EARNINGS (LOSS) PER SHARE                          $       .01       $      (.06)      $      (.06)
                                                   ===========       ===========       ===========
WEIGHTED AVERAGE NUMBER
    OF SHARES OUTSTANDING                              831,955           838,443           883,203
                                                   ===========       ===========       ===========

The Notes to Financial Statements are an integral part of these statements.

                            AMERICAN CONSUMERS, INC.

                                 BALANCE SHEETS

                          June 2, 2001 and June 3, 2000

--------------------------------------------------------------------------------


                                                       2001             2000
                                                   -----------      -----------
       ASSETS

CURRENT ASSETS
    Cash and short-term investments                $ 1,245,135      $   852,652
    Certificate of deposit                             450,000          434,887
    Accounts receivable                                104,917          140,593
    Inventories                                      1,894,146        1,659,588
    Prepaid expenses                                    80,003           53,473
                                                   -----------      -----------

         Total current assets                        3,774,201        3,141,193
                                                   -----------      -----------





PROPERTY AND EQUIPMENT - at cost
    Leasehold improvements                             218,332          201,253
    Furniture, fixtures and equipment                2,843,230        2,755,604
                                                   -----------      -----------

                                                     3,061,562        2,956,857
    Less accumulated depreciation                   (2,270,177)      (2,424,512)
                                                   -----------      -----------

                                                       791,385          532,345
                                                   -----------      -----------

                                                   $ 4,565,586      $ 3,673,538
                                                   ===========      ===========


The Notes to Financial Statements are an integral part of these statements.

--------------------------------------------------------------------------------

                                                                         2001              2000
                                                                      ----------        ----------
       LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable                                                  $  788,639        $  696,560
    Short-term borrowings                                                797,194           128,675
    Current maturities of long-term debt                                  28,688              --
    Current obligations under capital leases                               3,195            63,321
    Accrued sales tax                                                    132,536           117,954
    Federal and state income taxes                                         9,422             3,706
    Other                                                                146,026           112,647
                                                                      ----------        ----------

         Total current liabilities                                     1,905,700         1,122,863
                                                                      ----------        ----------

DEFERRED INCOME TAXES                                                      3,827            12,587
                                                                      ----------        ----------
LONG-TERM DEBT                                                           140,733              --
                                                                      ----------        ----------

OBLIGATIONS UNDER CAPITAL LEASE AGREEMENTS                                  --               3,904
                                                                      ----------        ----------

DEFERRED INCOME                                                           43,651            61,818
                                                                      ----------        ----------

STOCKHOLDERS' EQUITY
    Nonvoting preferred stock - authorized 5,000,000
      shares of no par value; no shares issued                              --                --
    Nonvoting common stock - $.10 par value; authorized
      5,000,000 shares; no shares issued                                    --                --
    Common stock - $.10 par value; authorized 5,000,000
      shares; shares issued of 827,233 in 2001 and 835,618
      in 2000                                                             82,723            83,562
    Additional paid-in capital                                           689,847           696,839
    Retained earnings                                                  1,699,105         1,691,965
                                                                      ----------        ----------

                                                                       2,471,675         2,472,366
                                                                      ----------        ----------

                                                                      $4,565,586        $3,673,538
                                                                      ==========        ==========

                            AMERICAN CONSUMERS, INC.

                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

     For the Fiscal Years Ended June 2, 2001, June 3, 2000, and May 29, 1999

--------------------------------------------------------------------------------

                                                          Additional
                                           Common           Paid-in           Retained
                                           Stock            Capital           Earnings           Total
                                        -----------       -----------       -----------       -----------
Balance, May 30, 1998                   $    89,060       $   742,688       $ 1,803,098       $ 2,634,846

    Net loss for year                          --                --             (56,963)          (56,963)

    Redemption of common stock               (2,024)          (16,881)           (1,337)          (20,242)

Balance, May 29, 1999                        87,036           725,807         1,744,798         2,557,641

    Net loss for year                          --                --             (50,537)          (50,537)

    Redemption of common stock               (3,474)          (28,968)           (2,296)          (34,738)
                                        -----------       -----------       -----------       -----------

Balance, June 3, 2000                        83,562           696,839         1,691,965         2,472,366

    Net income for year                        --                --               7,694             7,694

    Redemption of common stock                 (839)           (6,992)             (554)           (8,385)
                                        -----------       -----------       -----------       -----------

Balance, June 2, 2001                   $    82,723       $   689,847       $ 1,699,105       $ 2,471,675
                                        ===========       ===========       ===========       ===========

The Notes to Financial Statements are an integral part of these statements.

                            AMERICAN CONSUMERS, INC.

                            STATEMENTS OF CASH FLOWS

     For the Fiscal Years Ended June 2, 2001, June 3, 2000, and May 29, 1999

--------------------------------------------------------------------------------

                                                                         2001             2000              1999
                                                                      (52 Weeks)       (53 Weeks)        (52 Weeks)
                                                                     -----------      -----------       -----------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income (loss)                                                $     7,694      $   (50,537)      $   (56,963)
    Adjustments to reconcile net income (loss) to net cash
      provided by operating activities:
        Depreciation and amortization                                    191,910          232,684           250,105
        Deferred income taxes                                             (8,760)         (27,748)          (22,169)
        (Gain) loss on sale of property and equipment                     (7,713)          (1,971)               10
        Change in operating assets and liabilities:
          Accounts receivable                                             35,676            8,928            25,614
          Inventories                                                   (234,558)         200,449           (30,034)
          Prepaid expenses and other assets                              (26,530)         (40,395)            5,535
          Refundable income taxes                                           --             28,119           (28,119)
          Accounts payable and accrued liabilities                       140,040           70,973           (34,640)
          Federal and state income taxes                                   5,716            3,706           (24,634)
                                                                     -----------      -----------       -----------
            Net cash provided by operating activities                    103,475          424,208            84,705
                                                                     -----------      -----------       -----------
CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase of certificate of deposit                                  (450,000)        (434,887)         (414,520)
    Proceeds from maturity of certificate of deposit                     434,887          414,520           394,792
    Purchase of property and equipment                                  (469,784)        (145,822)          (27,922)
    Proceeds from disposal of property and equipment                       8,380            8,300              --
                                                                     -----------      -----------       -----------
            Net cash used in investing activities                       (476,517)        (157,889)          (47,650)
                                                                     -----------      -----------       -----------
CASH FLOWS FROM FINANCING ACTIVITIES
    Net increase (decrease) in short-term borrowings                     668,519         (178,280)           98,010
    Proceeds from long-term borrowing                                    169,421             --                --
    Principal payments on obligations under capital leases               (64,030)        (118,087)         (142,607)
    Redemption of common stock                                            (8,385)         (34,738)          (20,242)
                                                                     -----------      -----------       -----------
      Net cash provided by (used in) financing activities                765,525         (331,105)          (64,839)
                                                                     -----------      -----------       -----------

NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                                                   392,483          (64,786)          (27,784)

CASH AND CASH EQUIVALENTS, beginning of year                             852,652          917,438           945,222
                                                                     -----------      -----------       -----------
CASH AND CASH EQUIVALENTS, end of year                               $ 1,245,135      $   852,652       $   917,438
                                                                     ===========      ===========       ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
    INFORMATION
      Cash paid (received) during the year for:
        Income taxes                                                 $     4,369      $   (22,308)      $    46,818
        Interest                                                          25,342           55,206            50,310
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

          Advertising costs:

          Advertising costs are charged to operations when incurred. Advertising costs charged to operations were $451,712, $495,680, and $431,188 in 2001, 2000, and 1999, respectively.

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

                            AMERICAN CONSUMERS, INC.

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 2.   Securities Purchased Under Agreement to Resell

          Included in cash and short-term investments are securities purchased under agreement to resell. The Company invests excess funds in U.S. Government or U.S. Government Agency securities which are purchased under an agreement to resell (reverse repurchase agreement). The securities are purchased from a bank but do not constitute deposits at the bank and are not insured by the Federal Deposit Insurance Corporation. The bank maintains possession of the securities, but title of ownership passes to the Company according to the terms of the agreement. The bank repurchases the securities the business day immediately following the Company's purchase date. The carrying amount of securities purchased under agreement to resell approximates fair value. Risk of market value deterioration is mitigated by the short-term nature of the transaction and the type of securities purchased. There were no amounts outstanding under the agreement at June 2, 2001 and June 3, 2000.

Note 3.   Short-Term Borrowings

          The Company had line-of-credit agreements with banks totaling $800,000 and $600,000 at June 2, 2001 and 2000, respectively. The interest rate on amounts outstanding under the line-of-credit agreements fluctuates with the prime interest rate. The Company's certificate of deposit is pledged as collateral under these agreements.

          At June 2, 2001 the Company had a short-term note payable to a bank in the amount of $254,952 that bears interest at the prime rate plus 1.5%. Short-term borrowings also include unsecured notes payable to Michael and Diana Richardson, principal shareholders of the Company, and to their son, Matthew Richardson. These notes provide for interest at .25% below the bank's base rate and are payable on demand.

          A summary of short-term borrowing for the fiscal years ended June 2, 2001 and June 3, 2000, is a follows:

                                                         2001        2000
                                                       --------    --------

          Line-of-credit agreements                    $456,500    $  9,956
          Loans payable to shareholders                  85,742     118,719
          Short-term note payable to bank               254,952        --
                                                       --------    --------

                 Total outstanding                     $797,194    $128,675
                                                       ========    ========

          Weighted average interest rate at year end       9.27%       8.27%
                                                       --------    --------

          Weighted average interest rate during year       8.93%       8.60%
                                                       --------    --------

          Maximum amount outstanding during year       $810,469    $834,107
                                                       ========    ========

          Average amount outstanding during year       $244,707    $461,771
                                                       ========    ========

          The carrying amount of short-term borrowings approximates fair value.

                            AMERICAN CONSUMERS, INC.

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 4.   Long-Term Debt

          At June 2, 2001, long-term debt consists of a note payable to a bank of $169,421 that bears interest at the prime rate plus 1.5%. The note is due in monthly installments of principal and interest of $3,564 with all outstanding principal and interest due April 2006. The note is collateralized by equipment, inventory and personal guarantees of the Company's President and Executive Vice President.

          The aggregate maturities or principal payments required on long-term debt for each of the five years subsequent to June 2, 2001, are as follows:

                                Year             Amount
                                ----             ------
                                2002            $28,688
                                2003             31,379
                                2004             34,323
                                2005             37,542
                                2006             37,489

Note 5.   Lease Commitments

          Capital leases:

          The Company leases cash registers and scanning equipment under agreements that are classified as capital leases. The leased capital assets included in property and equipment totaled $1,198 and $54,309 net of accumulated depreciation of $310,501 and $592,904 at June 2, 2001, and June 3, 2000, respectively. Depreciation expense for leased capital assets is included in total depreciation expense as a part of operating, general and administrative expenses in the statements of income. All of these leases expire in fiscal year 2002 and the remaining obligation under such leases is $3,195.

          Operating leases:

          The Company leases the facilities in which its retail grocery operations are located under noncancelable operating leases that expire at various dates through April 2006. Substantially all of the leases include renewal options. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of June 2, 2001:

                               Fiscal            Minimum
                             Year Ending         Rentals
                             -----------       ----------
                                2002           $  487,902
                                2003              330,521
                                2004              199,360
                                2005               86,620
                                2006               62,400
                                               ----------

                                   Total       $1,166,803
                                               ==========

                            AMERICAN CONSUMERS, INC.

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 5.   Lease Commitments (continued)

          Rental expense for the fiscal years ended June 2, 2001, June 3, 2000, and May 29, 1999, is as follows:

                                                              2001             2000             1999
                                                           ---------        ---------        ---------
               Minimum rentals                             $ 451,549        $ 446,002        $ 445,426
               Contingent rentals based on sales              13,360           15,389            4,963
                                                           ---------        ---------        ---------

                   Total                                   $ 464,909        $ 461,391        $ 450,389
                                                           =========        =========        =========

Note 6.   Federal and State Income Taxes

          The components of income tax expense for the fiscal years ended June 2, 2001, June 3, 2000, and May 29, 1999, are as follows:

                                                              2001             2000             1999
                                                           ---------        ---------        ---------
               Current tax expense (benefit):
                  Federal                                  $   4,649        $   4,583        $  (7,704)
                  State                                        1,437              933           (2,231)
                                                           ---------        ---------        ---------

                                                               6,086            5,516           (9,935)
                                                           ---------        ---------        ---------
               Deferred tax expense (benefit):
                  Federal                                     (7,438)         (22,431)         (18,369)
                  State                                       (1,322)          (5,317)          (3,800)
                                                           ---------        ---------        ---------

                                                              (8,760)         (27,748)         (22,169)
                                                           ---------        ---------        ---------

                    Total income tax expense (benefit)     $  (2,674)       $ (22,232)       $ (32,104)
                                                           =========        =========        =========

               A reconciliation of income tax expense computed by applying the U.S. Federal statutory rate to income before income taxes and actual income tax expense is as follows:

                                                              2001             2000             1999
                                                           ---------        ---------        ---------
               Federal income tax expense (benefit)
                  computed at the statutory rate           $     800        $ (11,000)       $ (18,500)
               State income tax, net of federal
                  income tax benefit                             300           (3,700)          (4,500)
               Other                                          (3,774)          (7,532)          (9,104)
                                                           ---------        ---------        ---------

                  Total income tax expense (benefit)       $  (2,674)       $ (22,232)       $ (32,104)
                                                           =========        =========        =========

                            AMERICAN CONSUMERS, INC.

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 6.   Federal and State Income Taxes (continued)

          The tax effects of significant temporary differences that comprise deferred tax assets and liabilities at June 2, 2001, and June 3, 2000, are as follows:

                                                                     2001          2000
                                                                   --------      --------
               Assets:
                  Deferred income                                  $(11,602)     $(17,655)
                  Other                                             (19,815)      (17,603)

               Liabilities:
                  Depreciable basis of property and equipment        33,939        46,926
                  Other                                               1,305           919
                                                                   --------      --------

                                                                   $  3,827      $ 12,587
                                                                   ========      ========

Note 7.   Sale of Assets and Deferred Income

          On April 29, 1988, the Company sold its strip shopping center located in Chatsworth, Georgia. The strip shopping center consisted of two separate buildings with a total of 42,900 square feet. Approximately 18,540 square feet of the shopping center were leased to others and approximately 24,360 square feet were used by the Company for its retail grocery store.

          Effective as of the date of sale, the Company leased back its store location in the center for a period of 15 years. The minimum annual rental payments of $91,350 are included in the minimum annual rental payments of operating leases described in Note 5. The gain resulting from the sale of these assets has been deferred for financial reporting purposes and is being amortized over the 15-year lease term.

Note 8.   Employee Benefit Plan

          The Company has adopted a 401(k) employee benefit plan covering substantially all employees who have met minimum service and age requirements. The service and age requirements were waived for the initial plan participants to encourage participation. The Company's annual contribution is discretionary. The Company's contribution to the plan was $7,500 in 2001 and 2000.

Note 9.   Concentration of Credit Risk

          The Company maintains a certificate of deposit and other deposit accounts at financial institutions in amounts that exceed the Federal Deposit Insurance Corporation (FDIC) insurance limit. The total of deposits that exceeded the FDIC insurance limit was $955,700 at June 2, 2001. The Company believes that maintaining deposits in these financial institutions does not represent a significant credit risk and that the Company benefits from favorable banking relationships as a result of maintaining deposits with these institutions.

                            AMERICAN CONSUMERS, INC.

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 10.  Related Party Transactions

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