Form 10-K, Exhibit 13
period 2002-06-01
AMERICAN CONSUMERS INC
filed 2002-08-29
CIK 4811

TO  OUR  STOCKHOLDERS



     Sales for the 52-week fiscal year ended June 1, 2002, were $28,900,428. The Company opened its seventh store on April 28, 2001. Six stores were operated for eleven months during the fiscal year ended June 2, 2001. The Company operated at a net loss for the 2002 fiscal year of $226,831 as compared to a net profit of $7,694 for the previous year. Net loss per share was 27 cents for the current fiscal year as compared to net earnings of 1 cent per share for the previous fiscal year. Book value per share at June 1, 2002, and June 2, 2001, was $2.72 and $2.99, respectively.

     The Board of Directors elected not to pay dividends during the year. The Company repurchased 4,186 shares of common stock from unaffiliated shareholders in response to several unsolicited requests during the year.

     It has been difficult for the Company to operate at a profit for the past four fiscal years due to increased pressure from competition. The addition of our seventh store in April of 2001 and the change in our principal inventory supplier in March of 2000 has allowed the Company to better compete in the marketplace. However, the Company sustained an operating loss of $226,831 for the year ended June 1, 2002 due in part to the periodic use of more aggressive pricing strategies in an effort to compete with larger discount grocery chains and expand sales at all locations. We anticipate that competition in the retail grocery business will continue to increase for the foreseeable future.

     Management continues to believe there is a place for small independent retailers in the grocery business. While the current trend seems to negate that belief, management believes that the Company can remain a viable competitor in the markets that it serves despite its small size relative to others in the industry. We anticipate that price competition from larger discount chains will continue to pose a major challenge for ACI, but we also believe that it is still possible for community-based stores such as ours to compete on the basis of a variety of different factors.

     It is difficult to anticipate the effect of current and future events and actions in the marketplace, but the management of ACI intends to have your Company continue to be a source of employment and to serve the communities in our trade area.

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

MICHAEL A. RICHARDSON (1)        JAMES E. FLOYD (1)            COUNSEL
Chairman of the Board,           Vice-President                Shumacker Witt Gaither &
  Chief Executive Officer                                        Whitaker, P.C.
  and President                                                1100 SunTrust Bank Building
American Consumers, Inc.                                       Chattanooga, TN  37402

THOMAS L. RICHARDSON (2)(3)      VIRGIL BISHOP                 10-K REPORT
Chairman of the Board            Vice-President                American Consumers, Inc.'s
Learning Labs, Inc.                                              annual report on Form 10-K
                                                                 as filed with The Securities
JEROME P. SIMS, SR. (2)(3)       REBA S. SOUTHERN (1)            and Exchange Commission is
Physician                        Secretary                       available to stockholders free
                                                                 of charge upon written request
ANDREW V. DOUGLAS (2)(3)                                         to Corporate Secretary
Retail Counselor (Retired)                                       American Consumers, Inc.,
Fleming Companies, Inc.                                          P.O. Box 2328,
                                                                 Ft. Oglethorpe, GA  30742
DANNY R. SKATES (2)(3)
Vice President of Jackson
Chevrolet, Oldsmobile, Pontiac
Buick, GMC, Inc.

(1)  Executive  Committee (Mr. Floyd and Mrs. Southern are ex officio members of the  committee.)

(2)  Audit  Committee

(3)  Compensation  Committee

                              AMERICAN  CONSUMERS,  INC.

                         FIVE-YEAR  SUMMARY  OF  OPERATIONS

                      (In thousands, except per share amounts)


------------------------------------------------------------------------------------

                                                    FISCAL  YEAR  ENDED
                                    ------------------------------------------------
                                     JUNE 1    JUNE 2    JUNE 3    MAY 29    MAY 30
                                      2002      2001      2000      1999      1998
                                    --------  --------  --------  --------  --------
NET SALES                           $28,900   $25,635   $25,619   $25,482   $26,920
                                    --------  --------  --------  --------  --------


COST AND EXPENSES:
  Cost of goods sold                 22,313    19,561    19,682    19,831    21,015
  Operating, general and
    administrative expenses           6,881     6,137     6,020     5,759     5,788
  Interest expense                       73        26        56        52        58
  Other income, net                     (96)      (94)      (66)      (71)      (64)
                                    --------  --------  --------  --------  --------

    Total                            29,171    25,630    25,692    25,571    26,797
                                    --------  --------  --------  --------  --------

Income (loss) before income taxes      (271)        5       (73)      (89)      123
                                    --------  --------  --------  --------  --------

INCOME TAXES:
  Federal                               (42)       (3)      (18)      (26)       29
  State                                  (2)        -        (4)       (6)        8
                                    --------  --------  --------  --------  --------

    Total                               (44)       (3)      (22)      (32)       37
                                    --------  --------  --------  --------  --------

NET INCOME (LOSS)                   $  (227)  $     8   $   (51)  $   (57)  $    86
                                    ========  ========  ========  ========  ========
PER SHARE AMOUNTS:
  Net income (loss)                 $  (.27)  $   .01   $  (.06)  $  (.06)  $   .09
                                    ========  ========  ========  ========  ========
  Cash dividends                    $     -   $     -   $     -   $     -   $     -
                                    ========  ========  ========  ========  ========
WEIGHTED AVERAGE NUMBER
  OF SHARES OUTSTANDING                 825       832       838       883       907
                                    ========  ========  ========  ========  ========
TOTAL ASSETS                        $ 4,469   $ 4,566   $ 3,674   $ 4,033   $ 4,257
                                    ========  ========  ========  ========  ========
OBLIGATIONS UNDER CAPITAL
  LEASE AGREEMENTS                  $     -   $     3   $    67   $   185   $   328
                                    ========  ========  ========  ========  ========

                         MARKET AND DIVIDEND INFORMATION


     The Company's common stock is traded in the over-the-counter market. The approximate number of record holders of the Company's common stock at June 1, 2002, was 858. The following table gives the range of high and low bid quotations and dividends for each quarterly period for the two most recent fiscal years.

                    Bid  Prices   Asked Prices  Dividends
--------------------------------  ------------  ---------
                   High    Low    High    Low   Per Share
                  ------  ------  -----  -----  ---------
2002
  First Quarter   $0.375  $0.375  $4.00  $4.00  None
---------------------------------------------------------
  Second Quarter  $0.375  $0.375  $4.00  $4.00  None
---------------------------------------------------------
  Third Quarter   $ 0.45  $ 0.45  $4.00  $4.00  None
---------------------------------------------------------
  Fourth Quarter  $ 0.65  $ 0.65  $4.00  $4.00  None
---------------------------------------------------------


2001
  First Quarter   $ 0.30  $ 0.30  $4.00  $4.00  None
---------------------------------------------------------
  Second Quarter  $ 0.30  $ 0.30  $4.00  $4.00  None
---------------------------------------------------------
  Third Quarter   $ 0.30  $ 0.30  $2.00  $2.00  None
---------------------------------------------------------
  Fourth Quarter  $ 0.30  $ 0.30  $2.00  $2.00  None
---------------------------------------------------------

     The information set forth in the above table is supplied through Pink Sheets LLC where available.

     There is no established public trading market for the Company's stock, and the information set forth above is based on a small number of isolated quotations which do not necessarily represent actual trades. The market-makers as of June 1, 2002, are:

     Carr  Securities  Corporation       (516)  944-8300

     Hill  Thompson  Magid  &  Co.       (800)  631-3083

     Monroe  Securities,  Inc.           (800)  766-5560

     Howe  Barnes  Investment,  Inc.     (800)  621-2364

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

                              RESULTS OF OPERATIONS
                              ---------------------

     The Company realized an after-tax loss in its fiscal year ended June 1, 2002, of $226,831 as compared to a profit of $7,694 for the prior fiscal year. Net sales for the current fiscal year increased almost 13% from net sales for the previous fiscal year. Same store sales for the current fiscal year increased less that 3% from same store sales for the previous fiscal year. Management believes that the smaller than expected increase in sales is due primarily to direct competition.

     Increased pressure from competition on the Company's market share, sales and profits during fiscal year 2002 continues to threaten the profitability of the Company. Management believes that competitive pressures on the Company will continue to increase over time as a result of its competitors opening more new stores in the Company's trade area. Management continuously seeks to improve the gross margin and increase profitability by obtaining the lowest cost for the Company's inventory.

     The Company's gross margin decreased from 23.69% to 22.79% during the past year. The gross margin was 23.17% for the year ended June 3, 2000. The Company began an effort in the third quarter of fiscal year 1998 to increase gross margin by increasing retail prices on certain items, to the extent permitted by competition. The success of this effort and a switch of our major inventory supplier in the last quarter of fiscal 2000 resulted in the increase in gross margin from 2000 to 2001. However, gross margin decreased for fiscal year 2002 due in part to the periodic use of more aggressive pricing strategies in an effort to compete with larger discount grocery chains and expand sales at all locations.

     The Company's Operating, General and Administrative Expenses for the fiscal year ended June 1, 2002, increased by approximately $743,699 from the previous fiscal year. Expenses as a percentage of sales decreased from 23.94% to 23.81% over the past fiscal year. Operating, General and Administrative Expenses amounted to 23.50% of net sales for fiscal year 2000. Management will continue to monitor these costs and make adjustments when deemed to be beneficial to business.

     Interest expense varied throughout the fiscal years presented, from $55,206 in 2000 to $26,071 in 2001 to $72,944 in 2002. The increase in 2002 is attributable to financing the purchase of new replacements for cash registers and scanning equipment which previously had been leased, and to the purchase of the Company's seventh retail store in late April 2001. The decrease between 2000 and 2001 is attributable to the decrease in interest on capitalized lease obligations.

     Other  income  for  the  past three fiscal years consists of the following:

                                   2002     2001     2000
                                 --------  -------  -------

  Vendors' compensation          $13,095   $12,988  $10,019
  Gain (loss) on sale of assets   (8,472)    7,971    2,009
  Interest income                 20,347    26,732   21,219
  Other income                    70,566    46,618   32,639
                                 --------  -------  -------
      Totals                     $95,536   $94,309  $65,886
                                 ========  =======  =======

     Other income increased due to both an increase in the collection of a check-cashing charge for individuals wishing to cash their check but not making a purchase and an increase in the price the Company charges customers for money orders during fiscal 2002.

     The Company seeks to improve its profitability by obtaining the lowest cost for its goods. In an effort to lower its cost of goods, the Company ceased using Fleming Co., Inc. as its major supplier of staple groceries in March 2000 and began purchasing its inventory from Mitchell Grocery Corporation in Albertville, Alabama in March 2000.

Income  Taxes
-------------

     The provision for income taxes does not vary significantly from the Federal and state statutory rates. The components of income tax are detailed in Note 6 of the Company's financial statements.

Inflation
---------

     The Company continues to seek ways to cope with the threat of inflation. To the extent permitted by competition, increased costs of goods and services to the Company are reflected in increased selling prices for the Company's goods. When the Company is forced to raise overall prices of its goods, the Company attempts to preserve its market share by competitive pricing strategies that emphasize weekly-advertised specials.

                               FINANCIAL CONDITION
                               -------------------

Liquidity  and  Capital  Resources
----------------------------------

     The Company finances its working capital requirements principally through its cash flow from operations and short-term borrowings. Short-term borrowing to finance inventory purchases is provided by the Company's $600,000 line of credit from its bank. Based upon the Company's current working capital requirements, management believes that the Company's available credit will be adequate to finance its liquidity needs for fiscal 2003. Short-term borrowings at the end of the 2002 and 2001 fiscal years are as follows:

                                              2002      2001
                                            --------  --------

  Line of credit at Northwest Georgia Bank  $345,000  $456,500
  Note payable to Northwest Georgia Bank           -   254,952
  Note to Michael and Diana Richardson        23,626    37,412
  Note to Matthew Richardson                  41,697    48,330
                                            --------  --------
                    Totals                  $410,323   797,194
                                            ========  ========

     During the third quarter of fiscal 2001, the Company commenced a program of purchasing new replacements for cash registers and other equipment which the Company previously leased. The Company negotiated financing for this program with Northwest Georgia Bank in the form of a short-term note, which had an outstanding balance of $254,952 at June 2, 2001. Upon completion of this purchasing cycle, the balance on the short-term loan was refinanced over a five-year term. For additional details concerning the Company's short-term borrowings, see Note 3 to the Company's financial statements.

     At June 1, 2002, long-term debt consists of a note payable to a bank of $137,850 that was incurred in April 2001 to finance the addition of the Company's seventh grocery store in Jasper, Tennessee, and a note payable to the bank of $502,822 to finance cash registers and peripheral equipment. In addition, two vehicles were purchased and financed through GMAC with a balance due at June 1, 2002, of $40,482.

     The ratio of current assets to current liabilities was 2.05 to 1 at the end of fiscal 2002, as compared to 1.98 to 1 at the end of fiscal 2001, and 2.80 to 1 at the end of fiscal 2000. Cash constituted 35.22% of total current assets at June 1, 2002, as compared to 44.91% of total current assets at June 2, 2001, and 40.99% at June 3, 2000.

     During the fiscal year ended June 1, 2002, retained earnings decreased as a result of the operating loss for the fiscal year.

Material  Commitments
---------------------

     Capital expenditures are not expected to exceed $200,000 for the 2003 fiscal year.

     The Company has adopted a 401(k) plan that is administered by Capital Bank and Trust Company. Participation in the plan is available to all full-time employees. Any contribution by the Company will be at the discretion of the Board of Directors. The Company's contribution to the plan was $7,500 in 2002 and 2001.

     None  of  the  Company's  employees  are  represented  by  a  union.

Forward-Looking  Statements
---------------------------

     Information provided by the Company, including written or oral statements made by its representatives, may contain "forward-looking information" as defined in Section 21E of the Securities Exchange Act of 1934, as amended. All statements which address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as expansion and growth of the Company's business, the effects of future competition, future capital expenditures and the Company's business strategy, are forward-looking statements. In reviewing such information it should be kept in mind that actual results may differ materially from those projected or suggested in such forward-looking statements. This forward-looking information is based on various factors and was derived utilizing numerous assumptions. Many of these factors previously have been identified in filings or statements made by or on behalf of the Company, including filings with the Securities and Exchange Commission of Forms 10-Q, 10-K and 8-K. Important assumptions and other important factors that could cause actual results to differ materially from those set forth in the forward-looking statements include: changes in the general economy or in the Company's primary markets, the effects of ongoing price competition from competitors with greater financial resources than those of the Company, changes in consumer spending, the nature and extent of continued consolidation in the grocery store industry, changes in the rate of inflation, changes in state or federal legislation or regulation, adverse determinations with respect to any litigation or other claims, inability to develop new stores or complete remodels as rapidly as planned, stability of product costs, supply or quality control problems with the Company's vendors, and other issues detailed from time-to-time in the Company's filings with the Securities and Exchange Commission.

               Report of Independent Certified Public Accountants
               --------------------------------------------------



To  the  Board  of  Directors  and  Stockholders
American  Consumers,  Inc.
Fort  Oglethorpe,  Georgia

     We have audited the accompanying balance sheets of American Consumers, Inc. as of June 1, 2002, and June 2, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended June 1, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements mentioned above present fairly, in all material respects, the financial position of American Consumers, Inc. as of June 1, 2002, and June 2, 2001, and the results of its operations and its cash flows for each of the three years in the period ended June 1, 2002, in conformity with accounting principles generally accepted in the United States of America.






Chattanooga,  Tennessee
July  11,  2002

                            AMERICAN CONSUMERS, INC.

                              STATEMENTS OF INCOME

    For the Fiscal Years Ended June 1, 2002, June 2, 2001, and June 3, 2000

--------------------------------------------------------------------------------

                                            2002          2001          2000
                                         (52 Weeks)    (53 Weeks)    (52 Weeks)
                                        ------------  ------------  ------------
NET SALES                               $28,900,428   $25,634,552   $25,618,564

COST OF GOODS SOLD                       22,312,787    19,560,530    19,682,468
                                        ------------  ------------  ------------

    Gross profit                          6,587,641     6,074,022     5,936,096

OPERATING, GENERAL AND
  ADMINISTRATIVE EXPENSES                 6,880,939     6,137,240     6,019,545
                                        ------------  ------------  ------------

    Operating income (loss)                (293,298)      (63,218)      (83,449)
                                        ------------  ------------  ------------

OTHER INCOME (EXPENSE)
  Interest expense                          (72,944)      (26,071)      (55,206)
  Other income                               95,536        94,309        65,886
                                        ------------  ------------  ------------

                                             22,592        68,238        10,680

    Income (loss) before income taxes      (270,706)        5,020       (72,769)

FEDERAL AND STATE INCOME
  TAXES                                     (43,875)       (2,674)      (22,232)
                                        ------------  ------------  ------------

NET INCOME (LOSS)                       $  (226,831)  $     7,694   $   (50,537)
                                        ============  ============  ============

EARNINGS (LOSS) PER SHARE               $      (.27)  $       .01   $      (.06)
                                        ============  ============  ============

WEIGHTED AVERAGE NUMBER
  OF SHARES OUTSTANDING                     825,467       831,955       838,443
                                        ============  ============  ============

  The Notes to Financial Statements are an integral part of these statements.

                 AMERICAN CONSUMERS, INC.
                      BALANCE SHEETS
              June 1, 2002 and June 2, 2001

---------------------------------------------------------------

                                         2002          2001
                                     ------------  ------------
      ASSETS

CURRENT ASSETS
  Cash and short-term investments    $   743,370   $ 1,245,135
  Certificate of deposit                 450,000       450,000
  Accounts receivable                    108,756       104,917
  Inventories                          2,001,339     1,894,146
  Prepaid expenses                        40,657        80,003
  Refundable income taxes                 43,891             -
                                     ------------  ------------

      Total current assets             3,388,013     3,774,201
                                     ------------  ------------



PROPERTY AND EQUIPMENT - at cost
  Leasehold improvements                 258,122       218,332
  Furniture, fixtures and equipment    2,959,273     2,843,230
                                     ------------  ------------

                                       3,217,395     3,061,562
  Less accumulated depreciation       (2,136,594)   (2,270,177)
                                     ------------  ------------

                                       1,080,801       791,385
                                     ------------  ------------

                                     $ 4,468,814   $ 4,565,586
                                     ============  ============

The Notes to Financial Statements are an integral part of these statements.

--------------------------------------------------------------------------------

                                                             2002        2001
                                                          ----------  ----------
      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable                                        $  801,407  $  788,639
  Short-term borrowings                                      410,323     797,194
  Current maturities of long-term debt                       131,451      28,688
  Current obligations under capital leases                         -       3,195
  Accrued sales tax                                          138,948     132,536
  Federal and state income taxes                               4,000       9,422
  Other                                                      169,743     146,026
                                                          ----------  ----------

      Total current liabilities                            1,655,872   1,905,700
                                                          ----------  ----------

DEFERRED INCOME TAXES                                              -       3,827
                                                          ----------  ----------

LONG-TERM DEBT                                               549,703     140,733
                                                          ----------  ----------

DEFERRED INCOME                                               22,580      43,651
                                                          ----------  ----------

STOCKHOLDERS' EQUITY
  Nonvoting preferred stock - authorized 5,000,000
    shares of no par value; no shares issued                       -           -
  Nonvoting common stock - $.10 par value; authorized
    5,000,000 shares; no shares issued                             -           -
  Common stock - $.10 par value; authorized 5,000,000
    shares; shares issued of 823,047 in 2002 and 827,233
        in 2001                                               82,305      82,723
  Additional paid-in capital                                 686,357     689,847
  Retained earnings                                        1,471,997   1,699,105
                                                          ----------  ----------

                                                           2,240,659   2,471,675
                                                          ----------  ----------

                                                          $4,468,814  $4,565,586
                                                          ==========  ==========

                            AMERICAN CONSUMERS, INC.

                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

    For the Fiscal Years Ended June 1, 2002, June 2, 2001, and June 3, 2000

---------------------------------------------------------------------------

                                        Additional
                               Common    Paid-in    Retained
                               Stock     Capital    Earnings       Total
                              --------  ---------  -----------  -----------
Balance, May 29, 1999         $87,036   $725,807   $1,744,798   $2,557,641

  Net loss for year                 -          -      (50,537)     (50,537)

  Redemption of common stock   (3,474)   (28,968)      (2,296)     (34,738)
                              --------  ---------  -----------  -----------

Balance, June 3, 2000          83,562    696,839    1,691,965    2,472,366

  Net loss for year                 -          -        7,694        7,694

  Redemption of common stock     (839)    (6,992)        (554)      (8,385)
                              --------  ---------  -----------  -----------

Balance, June 2, 2001          82,723    689,847    1,699,105    2,471,675

  Net loss for year                 -          -     (226,831)    (226,831)

  Redemption of common stock     (418)    (3,490)        (277)      (4,185)
                              --------  ---------  -----------  -----------

Balance, June 1, 2002         $82,305   $686,357   $1,471,997   $2,240,659
                              ========  =========  ===========  ===========

The Notes to Financial Statements are an integral part of these statements.

                                      AMERICAN CONSUMERS, INC.

                                      STATEMENTS OF CASH FLOWS

              For the Fiscal Years Ended June 1, 2002, June 2, 2001, and June 3, 2000

----------------------------------------------------------------------------------------------------

                                                                    2002        2001         2000
                                                                 (52 Weeks)  (53 Weeks)   (52 Weeks)
                                                                -----------  -----------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                             $ (226,831)  $    7,694   $ (50,537)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
      Depreciation and amortization                                259,484      191,910     232,684
      Deferred income taxes                                         (3,827)      (8,760)    (27,748)
      (Gain) loss on sale of property and equipment                  8,472       (7,713)     (1,971)
      Change in operating assets and liabilities:
        Accounts receivable                                         (3,839)      35,676       8,928
        Inventories                                               (107,193)    (234,558)    200,449
        Prepaid expenses and other assets                           39,346      (26,530)    (40,395)
        Refundable income taxes                                    (43,891)           -      28,119
        Accounts payable and accrued liabilities                    42,897      140,040      70,973
        Federal and state income taxes                              (5,422)       5,716       3,706
                                                                -----------  -----------  ----------

          Net cash provided by (used in) operating activities      (40,804)     103,475     424,208
                                                                -----------  -----------  ----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of certificate of deposit                              (450,000)    (450,000)   (434,887)
  Proceeds from maturity of certificate of deposit                 450,000      434,887     414,520
  Purchase of property and equipment                              (583,443)    (469,784)   (145,822)
  Proceeds from disposal of property and equipment                   5,000        8,380       8,300
                                                                -----------  -----------  ----------

          Net cash used in investing activities                   (578,443)    (476,517)   (157,889)
                                                                -----------  -----------  ----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase (decrease) in short-term borrowings                (386,871)     668,519    (178,280)
  Proceeds from long-term debt                                     627,012      169,421           -
  Principal payments on long-term debt                            (115,279)           -           -
  Principal payments on obligations under capital leases            (3,195)     (64,030)   (118,087)
  Redemption of common stock                                        (4,185)      (8,385)    (34,738)
                                                                -----------  -----------  ----------

    Net cash provided by (used in) financing activities            117,482      765,525    (331,105)
                                                                -----------  -----------  ----------

NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                                            (501,765)     392,483     (64,786)

CASH AND CASH EQUIVALENTS, beginning of year                     1,245,135      852,652     917,438
                                                                -----------  -----------  ----------

CASH AND CASH EQUIVALENTS, end of year                          $  743,370   $1,245,135   $ 852,652
                                                                ===========  ===========  ==========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION
    Cash paid (received) during the year for:
      Income taxes                                              $   13,266   $    4,369   $ (22,308)
      Interest                                                      72,944       25,342      55,206
                                                                ===========  ===========  ==========

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

          Advertising  costs:

          Advertising costs are charged to operations when incurred. Advertising costs charged to operations were $619,875, $451,712, and $495,680 in 2002, 2001, and 2000, respectively.

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

                           AMERICAN  CONSUMERS,  INC.

                        NOTES  TO  FINANCIAL  STATEMENTS

--------------------------------------------------------------------------------


Note  2.  Securities  Purchased  Under  Agreement  to  Resell

          Included in cash and short-term investments during fiscal 2000 and 2001 were securities purchased under agreement to resell. Under an arrangement with its prior lead bank, the Company invested excess funds in U.S. Government or U.S. Government Agency securities that are purchased under an agreement to resell (reverse repurchase agreement). Under this type of program, the securities are purchased from a bank but do not constitute deposits at the bank and are not insured by the Federal Deposit Insurance Corporation. The bank maintains possession of the securities, but title of ownership passes to the Company according to the terms of the agreement. The bank repurchases the securities the business day immediately following the Company's purchase date. The carrying amount of securities purchased under agreement to resell approximates fair value. Risk of market value deterioration is mitigated by the short-term nature of the transaction and the type of securities purchased. The Company discontinued this program when it replaced its lead bank during fiscal 2001. There were no amounts outstanding under the arrangement at June 1, 2002 and June 1, 2001.

Note  3.  Short-Term  Borrowings

          The Company had line-of-credit agreements with banks totaling $600,000 and $800,000 at June 1, 2002 and June 2, 2001, respectively. The interest rate on amounts outstanding under the line-of-credit agreements fluctuates with the prime interest rate. The Company's certificate of deposit is pledged as collateral under these agreements.

          At June 1, 2002 the Company had a short-term borrowings consisting of unsecured notes payable to Michael and Diana Richardson, principal shareholders of the Company, and to their son, Matthew Richardson.
          These notes provide for interest at .25% below the bank's base rate and are payable on demand.

          A summary of short-term borrowing for the fiscal years ended June 1, 2002 and June 2, 2001, is as follows:

                                                         2002        2001
                                                      -----------  ---------

          Line-of-credit agreements                   $  345,000   $456,500
          Loans payable to shareholders                   65,323     85,742
          Short-term note payable to bank                      -    254,952
                                                      -----------  ---------

            Total outstanding                         $  410,323   $797,194
                                                      ===========  =========

          Weighted average interest rate at year end        5.76%      8.27%
                                                      -----------  ---------

          Weighted average interest rate during year        7.25%      8.93%
                                                      -----------  ---------

          Maximum amount outstanding during year      $1,045,562   $810,469
                                                      ===========  =========

          Average amount outstanding during year      $  473,977   $244,707
                                                      ===========  =========

          The  carrying amount of short-term borrowings approximates fair value.

                           AMERICAN  CONSUMERS,  INC.

                        NOTES  TO  FINANCIAL  STATEMENTS

--------------------------------------------------------------------------------

Note  4.  Long-Term  Debt

Long-term  debt consists of the following notes payable at June 1, 2002 and June
2,  2001:
                                                            2002      2001
                                                          --------  --------
Note payable to Northwest Georgia Bank;
  principal and interest due in monthly installments
  of $11,381, through September 2006; interest at
  the prime rate plus 1.5%; collateralized by equipment,
  accounts receivable, and inventory                      $502,822  $      -

Note payable to Northwest Georgia Bank;
  principal and interest due in monthly installments
  of $3,576, through May 2006; interest at 6.25%;
  collateralized by equipment, inventory, and
  personal guarantees of the Company's President
  and Executive Vice President                             137,850   169,421

Vehicle installment loans; due in monthly installments
  of $1,305, through December 2004; collateralized
  by automobiles                                            40,482         -
                                                          --------  --------
                                                           681,154   169,421

      Less current maturities                              131,451    28,688
                                                          --------  --------

      Total long-term debt                                $549,703  $140,733
                                                          ========  ========

     The fair value of the Company's long-term debt approximates the carrying amount reported in the balance sheet based on current interest rates for similar types of borrowings.

     The aggregate maturities or principal payments required on long-term debt for each of the five years subsequent to June 1, 2002, are as follows:

                  Year                     Amount
                --------                  --------
                  2003                    $131,451
                  2004                     159,410
                  2005                     162,199
                  2006                     162,903
                  2007                      65,191

                           AMERICAN  CONSUMERS,  INC.

                        NOTES  TO  FINANCIAL  STATEMENTS

--------------------------------------------------------------------------------


Note  5.  Lease  Commitments

          The Company leases the facilities in which its retail grocery operations are located under noncancelable operating leases that expire at various dates through April 2006. Substantially all of the leases include renewal options. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of June 1, 2002:

             Fiscal                      Minimum
          Year Ending                    Rentals
          ------------                ------------

              2003                    $    410,058
              2004                         283,985
              2005                         171,245
              2006                         147,025
              2007                          68,417
                                      ------------

                 Total                $  1,080,730
                                      ============

          Rental expense for the fiscal years ended June 1, 2002, June 2, 2001, and June 3, 2000, is as follows:

                                               2002      2001      2000
                                             --------  --------  --------

          Minimum rentals                    $522,135  $451,549  $446,002
          Contingent rentals based on sales     7,402    13,360    15,389

            Total                            $529,537  $464,909  $461,391
                                             ========  ========  ========


Note  6.   Federal  and  State  Income  Taxes

          The components of income tax expense for the fiscal years ended June 1, 2002, June 2, 2001, and June 3, 2000, are as follows:

                                                    2002       2001      2000
                                                  ---------  --------  ---------

          Current tax expense (benefit):
            Federal                               $(38,463)  $ 4,649   $  4,583
            State                                   (1,585)    1,437        933
                                                  ---------  --------  ---------

                                                   (40,048)    6,086      5,516
                                                  ---------  --------  ---------
          Deferred tax expense (benefit):
            Federal                                 (3,297)   (7,438)   (22,431)
            State                                     (530)   (1,322)    (5,317)
                                                  ---------  --------  ---------

                                                    (3,827)   (8,760)   (27,748)
                                                  ---------  --------  ---------

              Total income tax expense (benefit)  $(43,875)  $(2,674)  $(22,232)
                                                  =========  ========  =========

                           AMERICAN  CONSUMERS,  INC.

                        NOTES  TO  FINANCIAL  STATEMENTS

--------------------------------------------------------------------------------


Note  6.   Federal  and  State  Income  Taxes  (continued)

          A reconciliation of income tax expense computed by applying the U.S. Federal statutory rate to income before income taxes and actual income tax expense is as follows:

                                                     2002       2001      2000
                                                   ---------  --------  ---------
          Federal income tax expense (benefit)
             computed at the statutory rate        $(88,800)  $   800   $(11,000)
          State income tax, net of federal
             income tax benefit                     (10,700)      300     (3,700)
          Deferred tax asset valuation allowance     24,100         -          -
          Other                                      31,525    (3,774)    (7,532)
                                                   ---------  --------  ---------

               Total income tax expense (benefit)  $(43,875)  $(2,674)  $(22,232)
                                                   =========  ========  =========

          The tax effects of significant temporary differences that comprise deferred tax assets and liabilities at June 1, 2002, and June 2, 2001, are as follows:

                                                           2002       2001
                                                         ---------  ---------

          Assets:
            Deferred income                              $ (5,549)  $(11,602)
            Other                                         (48,954)   (19,815)

          Liabilities:
            Depreciable basis of property and equipment    54,503     33,939
             Other                                              -      1,305
                                                         ---------  ---------

                                                         $      -   $  3,827
                                                         =========  =========

          At June 1, 2002, the Company has net operating loss carryforwards for federal and state income tax purposes of $45,000 and $221,000, respectively. These net operating loss carryforwards may be utilized to offset future taxable income through 2022. A deferred tax asset of $24,100 has been recognized for the carryforwards. However, no tax benefit has been reported in the 2002 financial statements for the loss carryforwards because the tax benefit of the loss carryforwards has been offset by a $24,100 valuation allowance.

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

                           AMERICAN  CONSUMERS,  INC.

                        NOTES  TO  FINANCIAL  STATEMENTS

--------------------------------------------------------------------------------

Note  7.  Sale  of  Assets  and  Deferred  Income  (continued)

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

Note  8.  Employee  Benefit  Plan

          The Company has adopted a 401(k) employee benefit plan covering substantially all employees who have met minimum service and age requirements. The service and age requirements were waived for the initial plan participants to encourage participation. The Company's annual contribution is discretionary. The Company's contribution to the plan was $7,500 in 2002 and 2001.

Note  9.  Concentration  of  Credit  Risk

          The Company maintains a certificate of deposit and other deposit accounts at financial institutions in amounts that exceed the Federal Deposit Insurance Corporation (FDIC) insurance limit. The total of deposits that exceeded the FDIC insurance limit was $656,294 at June 1, 2002. The Company believes that maintaining deposits in these financial institutions does not represent a significant credit risk and that the Company benefits from favorable banking relationships as a result of maintaining deposits with these institutions.

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