Form 10-K, Exhibit 13
period 2003-05-31
AMERICAN CONSUMERS INC
filed 2003-08-29
CIK 4811

                             AMERICAN  CONSUMERS,  INC.

                         FIVE-YEAR  SUMMARY  OF  OPERATIONS

                      (In thousands, except per share amounts)

--------------------------------------------------------------------------------



                                                     FISCAL YEAR ENDED
                                    ------------------------------------------------
                                     MAY 31    JUNE 1    JUNE 2    JUNE 3    MAY 29
                                      2003      2002      2001      2000      1999
                                    --------  --------  --------  --------  --------
NET SALES                           $29,625   $28,900   $25,635   $25,619   $25,482
                                    --------  --------  --------  --------  --------

COST AND EXPENSES:
  Cost of goods sold                 22,524    22,313    19,561    19,682    19,831
  Operating, general and
    administrative expenses           7,098     6,881     6,137     6,020     5,759
  Interest expense                       56        73        26        56        52
  Other income, net                     (93)      (96)      (94)      (66)      (71)
                                    --------  --------  --------  --------  --------

    Total                            29,585    29,171    25,630    25,692    25,571
                                    --------  --------  --------  --------  --------

Income (loss) before income taxes        40      (271)        5       (73)      (89)
                                    --------  --------  --------  --------  --------

INCOME TAXES:
  Federal                                 -       (42)       (3)      (18)      (26)
  State                                   -        (2)        -        (4)       (6)
                                    --------  --------  --------  --------  --------

    Total                                 -       (44)       (3)      (22)      (32)
                                    --------  --------  --------  --------  --------

NET INCOME (LOSS)                   $    40   $  (227)  $     8   $   (51)  $   (57)
                                    ========  ========  ========  ========  ========

PER SHARE AMOUNTS:
  Net income (loss)                 $   .05   $  (.27)  $   .01   $  (.06)  $  (.06)
                                    ========  ========  ========  ========  ========

  Cash dividends                    $     -   $     -   $     -   $     -   $     -
                                    ========  ========  ========  ========  ========

WEIGHTED AVERAGE NUMBER
  OF SHARES OUTSTANDING                 818       825       832       838       883
                                    ========  ========  ========  ========  ========

TOTAL ASSETS                        $ 4,046   $ 4,469   $ 4,566   $ 3,674   $ 4,033
                                    ========  ========  ========  ========  ========

OBLIGATIONS UNDER CAPITAL
  LEASE AGREEMENTS                  $     -   $     -   $     3   $    67   $   185
                                    ========  ========  ========  ========  ========

                         MARKET AND DIVIDEND INFORMATION


     The Company's common stock is traded in the over-the-counter market. The approximate number of record holders of the Company's common stock at May 31, 2003, was 849. The following table gives the range of high and low bid quotations and dividends for each quarterly period for the two most recent fiscal years.

                                Bid Prices            Asked Prices          Dividends
---------------------------------------------------------------------------------------
                             High        Low        High        Low         Per Share
                            ------      -----      ------      -----       -----------

2003
---------------------------------------------------------------------------------------
  First Quarter             $0.85       $0.85       $0.95       $0.95       None
---------------------------------------------------------------------------------------
  Second Quarter            $0.76       $0.76       $3.00       $3.00       None
---------------------------------------------------------------------------------------
  Third Quarter             $0.76       $0.76       $2.00       $2.00       None
---------------------------------------------------------------------------------------
  Fourth Quarter            $0.80       $0.80       $4.00       $4.00       None
---------------------------------------------------------------------------------------


2002
---------------------------------------------------------------------------------------
  First Quarter             $0.38       $0.38       $4.00       $4.00       None
---------------------------------------------------------------------------------------
  Second Quarter            $0.38       $0.38       $4.00       $4.00       None
---------------------------------------------------------------------------------------
  Third Quarter             $0.45       $0.45       $4.00       $4.00       None
---------------------------------------------------------------------------------------
  Fourth Quarter            $0.65       $0.65       $4.00       $4.00       None
---------------------------------------------------------------------------------------



     The information set forth in the above table is supplied through Pink Sheets LLC where available.

     There is no established public trading market for the Company's stock, and the information set forth above is based on a small number of isolated quotations which do not necessarily represent actual trades. The market-makers as of May 31, 2003, are:

     Carr Securities Corporation         (516) 944-8300

     Hill Thompson Magid & Co.           (201) 434-8100

     Monroe Securities, Inc.             (312) 327-2536

     Howe Barnes Investment, Inc.        (312) 655-2897

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

                              RESULTS OF OPERATIONS
                              ---------------------

     The Company realized an after-tax profit in its fiscal year ended May 31, 2003, of $40,134 as compared to a loss of $226,831 for the prior fiscal year. Net sales for the current fiscal year increased 2.5% from net sales for the previous fiscal year. Management believes the small increase in sales is due primarily to direct competition.

     Increased pressure from competition on the Company's market share, sales and profits during fiscal year 2003 continues to threaten the profitability of the Company. Management believes that competitive pressures on the Company will continue to increase over time as a result of its competitors opening more new stores in the Company's trade area. Management continuously seeks to improve the gross margin and increase profitability by obtaining the lowest cost for the Company's inventory.

     The Company's gross margin increased from 22.79% to 23.97% during the past year. The gross margin was 23.69% for the year ended June 2, 2001. A switch of our major inventory supplier in the last quarter of fiscal 2000 resulted in an increase in gross margin from 2000 to 2001. However, gross margin decreased for fiscal year 2002 due in part to the perodic use of more aggressive pricing strategies in an effort to compete with larger discount grocery chains and expand sales at all locations. The increase to 23.97% is the major reason for this years net income. Management actively monitors the Company's mix of retail prices and will attempt to achieve further improvements in gross margin, to the extent permitted by competition. Due to competitive conditions, however, further improvements in the gross margin may not be achievable at this time.

     The Company's Operating, General and Administrative Expenses for the fiscal year ended May 31, 2003, increased by $216,823 from the previous fiscal year. Expenses as a percentage of sales increased from 23.81% to 23.96% over the past fiscal year. Operating, General and Administrative Expenses amounted to 23.94% of net sales for fiscal year 2001. Management will continue to monitor these costs and make adjustments when deemed to be beneficial to business.

     Interest expense varied throughout the fiscal years presented, from $26,071 in 2001 to $72,944 in 2002 to $55,745 in 2003. The increase in 2002 is attributable to financing the purchase of new replacements for cash registers and scanning equipment which previously had been leased, and to the purchase of the Company's seventh retail store in late April 2001.

     Other income for the past three fiscal years consists of the following:

                                      2003      2002     2001
                                    --------  --------  -------

     Vendors' compensation          $13,227   $13,095   $12,988
     Gain (loss) on sale of assets   (1,127)   (8,472)    7,971
     Interest income                 17,480    20,347    26,732
     Other income                    63,706    70,566    46,618
     -------                        --------  --------  -------

         Totals                     $93,286   $95,536   $94,309
                                    ========  ========  =======


     Other income increased in fiscal 2002 over 2001 due to both an increase in the collection of a check-cashing charge for individuals wishing to cash their check but not making a purchase and an increase in the price the Company charges customers for money orders during fiscal 2002.

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

                               FINANCIAL CONDITION
                               -------------------

Liquidity  and  Capital  Resources
----------------------------------

     The Company finances its working capital requirements principally through its cash flow from operations and short-term borrowings. Short-term borrowing to finance inventory purchases is provided by the Company's $500,000 line of credit from its bank. Based upon the Company's current working capital requirements, management believes that the Company's available credit will be adequate to finance its liquidity needs for fiscal year 2004. Short-term borrowings at the end of the 2003 and 2002 fiscal year are as follows:

                                                      2003           2002
                                                    --------       --------
     Line of credit at Northwest Georgia Bank       $199,900       $345,000
     Note to Michael and Diana Richardson             22,631         23,626
     Note to Matthew Richardson                       32,216         41,697
                                                    --------       --------
                  Totals                            $254,747       $410,323
                                                    ========       ========

     At May 31, 2003, long-term debt consists of a note payable to a bank of $102,411 that was incurred in April 2001 to finance the addition of the Company's seventh grocery store in Jasper, Tennessee, and a note payable to a bank of $387,013 to finance cash registers and peripheral equipment. In addition, two vehicles were purchased and financed through GMAC with a balance due at May 31, 2003, of $24,821.

     The ratio of current assets to current liabilities was 2.25 to 1 at the end of fiscal 2003, as compared to 2.05 to 1 at the end of fiscal 2002, and 1.98 to 1 at the end of fiscal 2001. Cash constituted 32.75% of total current assets at May 31, 2003, as compared to 35.22% of total current assets at June 1, 2002, and 44.91% at June 2, 2001.

     During the fiscal year ended May 31, 2003, retained earnings increased as a result of net income for the fiscal year.

Material  Commitments
---------------------

     Capital expenditures are not expected to exceed $200,000 for the 2004 fiscal year.

     The Company has adopted a 401(k) plan that is administered by Capital Bank and Trust Company. Participation in the plan is available to all full-time employees. Any contribution by the Company will be at the discretion of the Board of Directors. The Company's contribution to the plan was $7,500 in 2003 and 2002.

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

                     [LOGO OF HAZLETT, LEWIS & BIETER, PLLC]








               Report of Independent Certified Public Accountants
               --------------------------------------------------





To the Board of Directors and Stockholders
American Consumers, Inc.
Fort Oglethorpe, Georgia

     We have audited the accompanying balance sheets of American Consumers, Inc. as of May 31, 2003 and June 1, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended May 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements mentioned above present fairly, in all material respects, the financial position of American Consumers, Inc. as of May 31, 2003 and June 1, 2002, and the results of its operations and its cash flows for each of the three years in the period ended May 31, 2003, in conformity with accounting principles generally accepted in the United States of America.


/s/ Hazlett, Lewis & Bieter, PLLC


Chattanooga, Tennessee
July 9, 2003


   Market Court, Suite 300  537 Market Street  Chattanooga, Tennessee 37402-1239
                            Telephone (423) 756-6133
    Fax:  (423) 756-2727  E-mail: hlb@hlbcpa.com  Web: http://www.hlbcpa.com

                               AMERICAN  CONSUMERS,  INC.

                                STATEMENTS  OF  INCOME

    For the Fiscal Years Ended May 31, 2003, June 1, 2002, and June 2, 2001

----------------------------------------------------------------------------------


                                              2003          2002          2001
                                           (52 Weeks)    (52 Weeks)    (53 Weeks)
                                          ------------  ------------  ------------
NET SALES                                 $29,624,631   $28,900,428   $25,634,552

COST OF GOODS SOLD                         22,524,276    22,312,787    19,560,530
                                          ------------  ------------  ------------

      Gross profit                          7,100,355     6,587,641     6,074,022

OPERATING, GENERAL AND
   ADMINISTRATIVE EXPENSES                  7,097,762     6,880,939     6,137,240
                                          ------------  ------------  ------------

      Operating income (loss)                   2,593      (293,298)      (63,218)
                                          ------------  ------------  ------------

OTHER INCOME (EXPENSE)
   Interest expense                           (55,745)      (72,944)      (26,071)
   Other income                                93,286        95,536        94,309
                                          ------------  ------------  ------------

                                               37,541        22,592        68,238
                                          ------------  ------------  ------------

      Income (loss) before income taxes        40,134      (270,706)        5,020
                                          ------------  ------------  ------------

FEDERAL AND STATE INCOME
   TAXES                                            -       (43,875)       (2,674)
                                          ------------  ------------  ------------

NET INCOME (LOSS)                         $    40,134   $  (226,831)  $     7,694
                                          ============  ============  ============

EARNINGS (LOSS) PER SHARE                 $       .05   $      (.27)  $       .01
                                          ============  ============  ============

WEIGHTED AVERAGE NUMBER
   OF SHARES OUTSTANDING                      817,802       825,467       831,955
                                          ============  ============  ============

The Notes to Financial Statements are an integral part of these statements.

                            AMERICAN CONSUMERS, INC.

                                 BALANCE SHEETS

                          May 31, 2003 and June 1, 2002

--------------------------------------------------------------------------------


                                                           2003          2002
                                                      ------------  ------------
         ASSETS

CURRENT ASSETS
   Cash and short-term investments                    $   745,659   $   743,370
   Certificate of deposit                                 309,821       450,000
   Accounts receivable                                    113,267       108,756
   Inventories                                          1,997,929     2,001,339
   Prepaid expenses                                        56,141        40,657
   Refundable income taxes                                      -        43,891
                                                      ------------  ------------

         Total current assets                           3,222,817     3,388,013
                                                      ------------  ------------











PROPERTY AND EQUIPMENT - at cost
   Leasehold improvements                                 258,122       258,122
   Furniture, fixtures and equipment                    2,974,836     2,959,273
                                                      ------------  ------------

                                                        3,232,958     3,217,395
   Less accumulated depreciation                       (2,409,558)   (2,136,594)
                                                      ------------  ------------

                                                          823,400     1,080,801
                                                      ------------  ------------

                                                      $ 4,046,217   $ 4,468,814
                                                      ============  ============


The Notes to Financial Statements are an integral part of these statements.

----------------------------------------------------------------------------------


                                                               2003        2002
                                                            ----------  ----------
         LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable                                          $  702,170  $  801,407
  Short-term borrowings                                        254,747     410,323
  Current maturities of long-term debt                         176,184     131,451
  Accrued sales tax                                            115,064     138,948
  Federal and state income taxes                                   905       4,000
  Other                                                        185,353     169,743
                                                            ----------  ----------
      Total current liabilities                              1,434,423   1,655,872
                                                            ----------  ----------

LONG-TERM DEBT                                                 338,052     549,703
                                                            ----------  ----------

DEFERRED INCOME                                                      -      22,580
                                                            ----------  ----------

STOCKHOLDERS' EQUITY
  Nonvoting preferred stock - authorized 5,000,000
      shares of no par value; no shares issued                       -           -
  Nonvoting common stock - $.10 par value; authorized
    5,000,000 shares; no shares issued                               -           -
  Common stock - $.10 par value; authorized 5,000,000
    shares; shares issued of 815,996 in 2003 and 823,047
    in 2002                                                     81,600      82,305
  Additional paid-in capital                                   680,477     686,357
  Retained earnings                                          1,511,665   1,471,997
                                                            ----------  ----------

                                                             2,273,742   2,240,659
                                                            ----------  ----------

                                                            $4,046,217  $4,468,814
                                                            ==========  ==========

                            AMERICAN CONSUMERS, INC.

                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

    For the Fiscal Years Ended May 31, 2003, June 1, 2002, and June 2, 2001

--------------------------------------------------------------------------------


                                        Additional
                                Common    Paid-in    Retained
                                Stock     Capital    Earnings       Total
                               --------  ---------  -----------  -----------
Balance, June 3, 2000          $83,562   $696,839   $1,691,965   $2,472,366

   Net income for year               -          -        7,694        7,694

   Redemption of common stock     (839)    (6,992)        (554)      (8,385)
                               --------  ---------  -----------  -----------

Balance, June 2, 2001           82,723    689,847    1,699,105    2,471,675

   Net loss for year                 -          -     (226,831)    (226,831)

   Redemption of common stock     (418)    (3,490)        (277)      (4,185)
                               --------  ---------  -----------  -----------

Balance, June 1, 2002           82,305    686,357    1,471,997    2,240,659

   Net income for year               -          -       40,134       40,134

   Redemption of common stock     (705)    (5,880)        (466)      (7,051)
                               --------  ---------  -----------  -----------

Balance, May 31, 2003          $ 81,600  $ 680,477  $ 1,511,665  $ 2,273,742
                               ========  =========  ===========  ===========

The Notes to Financial Statements are an integral part of these statements.

                                     AMERICAN  CONSUMERS,  INC.

                                    STATEMENTS  OF  CASH  FLOWS

               For the Fiscal Years Ended May 31, 2003, June 1, 2002, and June 2, 2001

-----------------------------------------------------------------------------------------------------

                                                                   2003          2002         2001
                                                                 (52 Weeks)   (52 Weeks)   (53 Weeks)
                                                                -----------  -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                             $   40,134   $ (226,831)  $    7,694
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
      Depreciation and amortization                                268,370      259,484      191,910
      Deferred income taxes                                              -       (3,827)      (8,760)
      (Gain) loss on sale of property and equipment                  1,127        8,472       (7,713)
      Change in operating assets and liabilities:
        Accounts receivable                                         (4,511)      (3,839)      35,676
        Inventories                                                  3,410     (107,193)    (234,558)
        Prepaid expenses and other assets                          (15,484)      39,346      (26,530)
        Refundable income taxes                                     43,891      (43,891)           -
        Accounts payable and accrued liabilities                  (107,511)      42,897      140,040
        Federal and state income taxes                              (3,095)      (5,422)       5,716
                                                                -----------  -----------  -----------

          Net cash provided by (used in) operating activities      226,331      (40,804)     103,475
                                                                -----------  -----------  -----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of certificate of deposit                              (309,821)    (450,000)    (450,000)
  Proceeds from maturity of certificate of deposit                 450,000      450,000      434,887
  Purchase of property and equipment                               (41,026)    (583,443)    (469,784)
  Proceeds from disposal of property and equipment                   6,350        5,000        8,380
                                                                -----------  -----------  -----------

          Net cash provided by (used in) investing activities      105,503     (578,443)    (476,517)
                                                                -----------  -----------  -----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase (decrease) in short-term borrowings                (155,576)    (386,871)     668,519
  Proceeds from long-term debt                                           -      627,012      169,421
  Principal payments on long-term debt                            (166,918)    (115,279)           -
  Principal payments on obligations under capital leases                 -       (3,195)     (64,030)
  Redemption of common stock                                        (7,051)      (4,185)      (8,385)
                                                                -----------  -----------  -----------

    Net cash provided by (used in) financing activities           (329,545)     117,482      765,525
                                                                -----------  -----------  -----------

NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                                               2,289     (501,765)     392,483

CASH AND CASH EQUIVALENTS, beginning of year                       743,370    1,245,135      852,652
                                                                -----------  -----------  -----------

CASH AND CASH EQUIVALENTS, end of year                          $  745,659   $  743,370   $1,245,135
                                                                ===========  ===========  ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION
    Cash paid (received) during the year for:
      Income taxes                                              $  (31,888)  $   13,266   $    4,369
      Interest                                                      55,060       72,944       25,342
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

          Advertising  costs:

          Advertising costs are charged to operations when incurred. Advertising costs charged to operations were $602,244, $619,875, and $451,712 in 2003, 2002, and 2001, respectively.

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

                           AMERICAN  CONSUMERS,  INC.

                        NOTES  TO  FINANCIAL  STATEMENTS

--------------------------------------------------------------------------------


Note 2.   Short-Term  Borrowings

          The Company had line-of-credit agreements with banks totaling $500,000 and $600,000 at May 31, 2003 and June 1, 2002, respectively. The interest rate on amounts outstanding under the line-of-credit agreements fluctuates with the prime interest rate. The Company's certificate of deposit is pledged as collateral under these agreements.

          At May 31, 2003 the Company had short-term borrowings consisting of unsecured notes payable to Michael and Diana Richardson, principal shareholders of the Company, and to their son, Matthew Richardson.
          These notes provide for interest at .25% below the bank's base rate and are payable on demand.

          A summary of short-term borrowings for the fiscal years ended May 31, 2003 and June 1, 2002, is as follows:

                                                        2003        2002
                                                      ---------  -----------
          Line-of-credit agreements                   $199,900   $  345,000
          Loans payable to shareholders                 54,847       65,323
                                                      ---------  -----------

            Total outstanding                         $254,747   $  410,323
                                                      =========  ===========

          Weighted average interest rate at year end      5.57%        5.76%
                                                      ---------  -----------

          Weighted average interest rate during year      6.95%        7.25%
                                                      ---------  -----------

          Maximum amount outstanding during year      $411,024   $1,045,562
                                                      =========  ===========

          Average amount outstanding during year      $385,893   $  473,977
                                                      =========  ===========

The carrying amount of short-term borrowings approximates fair value.

                           AMERICAN  CONSUMERS,  INC.

                        NOTES  TO  FINANCIAL  STATEMENTS

--------------------------------------------------------------------------------

Note 3.   Long-Term  Debt

          Long-term debt consists of the following notes payable at May 31, 2003 and June 1, 2002:

                                                                    2003      2002
                                                                  --------  --------
          Note payable to Northwest Georgia Bank;
            principal and interest due in monthly installments
            of $11,381, through September 2006; interest at
            the prime rate plus 1.5%; collateralized by equipment,
            accounts receivable, inventory, and personal
            guarantees of the Company's President and
            Executive Vice President                              $387,013  $502,822

          Note payable to Northwest Georgia Bank;
            principal and interest due in monthly installments
            of $3,576, through May 2006; interest at 5.75%;
            collateralized by equipment, inventory, and
            personal guarantees of the Company's President
            and Executive Vice President                           102,411   137,850

          Vehicle installment loans; due in monthly installments
            of $1,305, through December 2004; collateralized
            by automobiles                                          24,812    40,482
                                                                  --------  --------
                                                                   514,236   681,154

          Less current maturities                                  176,184   131,451
                                                                  --------  --------

          Total long-term debt                                    $338,052  $549,703
                                                                  ========  ========

          The fair value of the Company's long-term debt approximates the carrying amount reported in the balance sheet based on current interest rates for similar types of borrowings.

          The aggregate maturities or principal payments required on long-term debt for years subsequent to May 31, 2003, are as follows:

                       Year               Amount
                     --------            --------
                       2004              $176,184
                       2005               177,202
                       2006               157,472
                       2007                 3,378

                           AMERICAN  CONSUMERS,  INC.

                        NOTES  TO  FINANCIAL  STATEMENTS

--------------------------------------------------------------------------------


Note 4.   Lease  Commitments

          The Company leases the facilities in which its retail grocery operations are located under noncancelable operating leases that expire at various dates through April 2008. Substantially all of the leases include renewal options. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of May 31, 2003:

                        Fiscal              Minimum
                      Year Ending           Rentals
                      ------------          -------
                         2004             $  566,357
                         2005                453,617
                         2006                429,397
                         2007                350,579
                         2008                170,010
                                          ----------

                           Total          $1,969,960
                                          ==========

          Rental expense for the fiscal years ended May 31, 2003, June 1, 2002, and June 2, 2001, is as follows:

                                                  2003       2002      2001
                                               ---------  ---------  --------
            Minimum rentals                    $ 535,645  $ 522,135  $451,549
            Contingent rentals based on sales     10,509      7,402    13,360
                                               ---------  ---------  --------
              Total                            $ 546,154  $ 529,537  $464,909
                                               =========  =========  ========



Note 5.   Federal  and  State  Income  Taxes

          The components of income tax expense for the fiscal years ended May 31, 2003, June 1, 2002, and June 2, 2001, are as follows:

                                                    2003     2002       2001
                                                    -----  ---------  --------
            Current tax expense (benefit):
              Federal                               $   -  $(38,463)  $ 4,649
              State                                     -    (1,585)    1,437
                                                    -----  ---------  --------
                                                        -   (40,048)    6,086
                                                    -----  ---------  --------
            Deferred tax expense (benefit):
              Federal                                   -    (3,297)   (7,438)
              State                                     -      (530)   (1,322)
                                                    -----  ---------  --------

                                                        -    (3,827)   (8,760)
                                                    -----  ---------  --------

                Total income tax expense (benefit)  $   -  $(43,875)  $(2,674)
                                                    =====  =========  ========

                           AMERICAN  CONSUMERS,  INC.

                        NOTES  TO  FINANCIAL  STATEMENTS

--------------------------------------------------------------------------------




Note 5.   Federal  and  State  Income  Taxes  (continued)

          A reconciliation of income tax expense computed by applying the U.S. Federal statutory rate to income before income taxes and actual income tax expense is as follows:

                                                     2003      2002       2001
                                                   --------  ---------  --------
          Federal income tax expense (benefit)
             computed at the statutory rates       $ 6,000   $(88,800)  $   800
          State income tax, net of federal
             income tax benefit                      2,200    (10,700)      300
          Change in deferred tax asset valuation
             allowance                              (8,200)    23,100         -
          Other                                          -     32,525    (3,774)
                                                   --------  ---------  --------

               Total income tax expense (benefit)  $     -   $(43,875)  $(2,674)
                                                   ========  =========  ========

          The tax effects of significant temporary differences that comprise deferred tax assets and liabilities at May 31, 2003 and June 1, 2002, are as follows:

                                                             2003       2002
                                                           ---------  ---------

            Deferred tax assets:
              Net operating loss carryforward              $(53,700)  $(58,400)
              Deferred income                                     -     (5,500)
              Other                                         (22,100)   (13,700)

            Deferred tax liabilities:
              Depreciable basis of property and equipment    60,900     54,500

            Deferred tax asset valuation allowance           14,900     23,100
                                                           ---------  ---------

                                                           $      -   $      -
                                                           =========  =========

            At May 31, 2003, the Company has net operating loss carryforwards for federal and state income tax purposes of $157,000 and $324,700, respectively. These net operating loss carryforwards may be utilized to offset future taxable income through 2022.

                           AMERICAN  CONSUMERS,  INC.

                        NOTES  TO  FINANCIAL  STATEMENTS

--------------------------------------------------------------------------------



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

          Effective as of the date of sale, the Company leased back its store location in the center for a period of 15 years. The minimum annual rental payments of $94,192 are included in the minimum annual rental payments of operating leases described in Note 4. The gain resulting from the sale of these assets has been deferred for financial reporting purposes and is being amortized over the 15-year lease term.


Note 7.   Employee  Benefit  Plan

          The Company has adopted a 401(k) employee benefit plan covering substantially all employees who have met minimum service and age requirements. The service and age requirements were waived for the initial plan participants to encourage participation. The Company's annual contribution is discretionary. The Company's contribution to the plan was $7,500 in 2003 and 2002.


Note 8.   Concentration  of  Credit  Risk

          The Company maintains a certificate of deposit and other deposit accounts at financial institutions in amounts that exceed the Federal Deposit Insurance Corporation (FDIC) insurance limit. The total of deposits that exceeded the FDIC insurance limit was $554,940 at May 31, 2003. The Company believes that maintaining deposits in these financial institutions does not represent a significant credit risk and that the Company benefits from favorable banking relationships as a result of maintaining deposits with these institutions.


Note 9.   Related  Party  Transactions

          As described in greater detail in Note 2 above, the Company finances a portion of its working capital requirements through borrowings consisting of two unsecured notes, payable to Michael and Diana Richardson, principal shareholders of the Company, and to their son, Matthew Richardson. These notes bear interest at a rate per annum .25% below the base rate of interest charged on the Company's borrowings from its lead bank and are payable on demand.