Form 10-K, Exhibit 13
period 2004-05-29
AMERICAN CONSUMERS INC
filed 2004-08-26
CIK 4811

EXHIBIT (13)


          Information Incorporated by Reference from Annual Report to
              Shareholders for the Fiscal Year ended May 29, 2004

                               AMERICAN  CONSUMERS,  INC.

                           FIVE-YEAR  SUMMARY  OF  OPERATIONS

                        (In thousands, except per share amounts)

--------------------------------------------------------------------------------

                                                      FISCAL YEAR ENDED
                                    ----------------------------------------------------
                                     MAY 29     MAY 31     JUNE 1     JUNE 2     JUNE 3
                                      2004       2003       2002       2001       2000
                                    ---------  ---------  ---------  ---------  --------
NET SALES                           $ 30,011   $ 29,625   $ 28,900   $ 25,635   $25,619
                                    ---------  ---------  ---------  ---------  --------

COST AND EXPENSES:
  Cost of goods sold                  22,819     22,524     22,313     19,561    19,682
  Operating, general and
    administrative expenses            7,473      7,098      6,881      6,137     6,020
  Interest expense                        45         56         73         26        56
  Other income, net                      (90)       (93)       (96)       (94)      (66)
                                    ---------  ---------  ---------  ---------  --------

     Total                            30,247     29,585     29,171     25,630    25,692
                                    ---------  ---------  ---------  ---------  --------

Income (loss) before income taxes       (236)        40       (271)         5       (73)
                                    ---------  ---------  ---------  ---------  --------

INCOME TAXES:
  Federal                                  -          -        (42)        (3)      (18)
  State                                    -          -         (2)         -        (4)
                                    ---------  ---------  ---------  ---------  --------

     Total                                 -          -        (44)        (3)      (22)
                                    ---------  ---------  ---------  ---------  --------

NET INCOME (LOSS)                   $   (236)  $     40   $   (227)  $      8   $   (51)
                                    =========  =========  =========  =========  ========

PER SHARE AMOUNTS:
  Net income (loss)                 $   (.29)  $    .05   $   (.27)  $    .01   $  (.06)
                                    =========  =========  =========  =========  ========

  Cash dividends                    $      -   $      -   $      -   $      -   $     -
                                    =========  =========  =========  =========  ========

WEIGHTED AVERAGE NUMBER
  OF SHARES OUTSTANDING                  814        818        825        832       838
                                    =========  =========  =========  =========  ========

TOTAL ASSETS                        $  4,090   $  4,046   $  4,469   $  4,566   $ 3,674
                                    =========  =========  =========  =========  ========

LONG-TERM DEBT                      $662,078   $514,236   $681,154   $169,421   $     -
                                    =========  =========  =========  =========  ========

OBLIGATIONS UNDER CAPITAL
  LEASE AGREEMENTS                  $      -   $      -   $      -   $      3   $    67
                                    =========  =========  =========  =========  ========

                         MARKET AND DIVIDEND INFORMATION


     The Company's common stock is traded in the over-the-counter market. The approximate number of record holders of the Company's common stock at May 29, 2004, was 838. The following table gives the range of high and low bid quotations and dividends for each quarterly period for the two most recent fiscal years.

                   Bid Prices   Asked Prices  Dividends
-------------------------------------------------------
                  High    Low   High    Low   Per Share
                  -----  -----  -----  -----  ---------
2004
  First Quarter   $0.80  $0.80  $4.00  $4.00  None
  Second Quarter  $0.80  $0.80  $4.00  $4.00  None
  Third Quarter   $0.80  $0.80  $4.00  $4.00  None
  Fourth Quarter  $0.87  $0.87  $1.50  $1.50  None

2003
  First Quarter   $0.85  $0.85  $0.95  $0.95  None
  Second Quarter  $0.76  $0.76  $3.00  $3.00  None
  Third Quarter   $0.76  $0.76  $2.00  $2.00  None
  Fourth Quarter  $0.80  $0.80  $4.00  $4.00  None

     The information set forth in the above table is supplied through Pink Sheets LLC where available.

     There is no established public trading market for the Company's stock, and the information set forth above is based on a small number of isolated quotations of which do not necessarily represent actual trades. The market-makers as of May 29, 2004, are:

     Carr Securities Corporation       (516) 944-8300

     Hill Thompson Magid & Co.         (800) 631-3083

     Monroe Securities, Inc.           (800) 766-5560

     Howe Barnes Investments, Inc.     (800) 621-2364

     Wien Securities Corp.             (800) 624-0050

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

                              RESULTS OF OPERATIONS
                              ---------------------

     The Company realized an after-tax loss in its fiscal year ended May 29, 2004, of $236,050 as compared to a profit of $40,134 for the prior fiscal year. Net sales for the current fiscal year increased 1.3% from net sales for the previous fiscal year. The sales increase is due to the opening of the Company's eighth store in January of 2004. Same store sales for the past fiscal year were actually down 2.5%.

     The Company's gross margin increased from 22.79% for the fiscal year ended June 1, 2002 to 23.97% for both the past two fiscal years. The gross margin was 23.69% for the year ended June 2, 2001. A switch of our major inventory supplier in the last quarter of fiscal 2000 resulted in an increase in gross margin from 2000 to 2001. However, gross margin decreased for fiscal year 2002 due in part to the periodic use of more aggressive pricing strategies in an effort to compete with larger discount grocery chains and expand sales at all locations. A slight improvement in gross margin during the third quarter of fiscal 2004, which resulted from the Company adjusting its retail prices to catch up with recent wholesale price increases which were not passed on to the customer immediately, was offset by increased expenses related to the establishment of our eighth grocery store and the same-store sales declines. As a result, overall gross margin remained flat for 2004 as compared to 2003. Management actively monitors the Company's mix of retail prices and will attempt to achieve further improvements in gross margin, to the extent permitted by competition. Due to competitive conditions, however, further improvements in the gross margin may not be achievable at this time.

     The Company's Operating, General and Administrative Expenses for the fiscal year ended May 29, 2004, increased by $375,477 from the previous fiscal year. Expenses as a percentage of sales increased from 23.96% to 24.90% over the past fiscal year. Operating, General and Administrative Expenses amounted to 23.81% of net sales for fiscal year 2002. A portion of the 2004 increase (approximately $22,000) was due to the establishment of the Company's eighth store in December of 2003 and hiring employees for a two week period prior to opening the store in order to clean the store and make necessary repairs prior to opening. During this two week period the Company incurred additional labor and occupancy expenses without any offsetting increase in revenue from sales at the new location. The majority of the remaining increase was due to increases in payroll expense at all eight of the Company's grocery stores and to a significant increase in our workers' compensation insurance premium. Management will continue to monitor these costs and make adjustments when deemed to be beneficial to business.

     Increased pressure from competition on the Company's market share, sales and profits during fiscal year 2004 continues to threaten the profitability of the Company. Management believes that competitive pressures on the Company will continue to increase over time as a result of its competitors opening more new stores in the Company's trade area. Management continuously seeks to improve the gross margin and increase profitability by obtaining the lowest cost for the Company's inventory.

     Interest expense varied throughout the fiscal years presented, from $72,944 in 2002 to $55,745 in 2003 to $45,100 in 2004. The expense is attributable to financing the purchase of new replacements for cash registers and scanning equipment in 2002 which previously had been leased, the purchase of the Company's seventh retail store in late April 2001, and the opening of the Company's eighth store in January 2004.

     Other income for the past three fiscal years consists of the following:

                                  2004      2003      2002
                                 -------  --------  --------

  Vendors' compensation          $13,664  $13,227   $13,095
  Gain (loss) on sale of assets        -   (1,127)   (8,472)
  Interest income                 13,728   17,480    20,347
  Other income                    62,694   63,706    70,566
                                 -------  --------  --------

      Totals                     $90,086  $93,286   $95,536
                                 =======  ========  ========

     The Company seeks to improve its profitability by obtaining the lowest cost for its goods. In an effort to lower its cost of goods, the Company ceased using Fleming Co., Inc. as its major supplier of staple groceries in March 2000 and began purchasing its inventory from Mitchell Grocery Corporation in Albertville, Alabama.

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

                               FINANCIAL CONDITION
                               -------------------

Liquidity  and  Capital  Resources
----------------------------------

     The Company finances its working capital requirements principally through its cash flow from operations and short-term borrowings. Short-term borrowing to finance inventory purchases is provided by the Company's $500,000 line of credit from its bank. Based upon the Company's current working capital requirements, management believes that the Company's available credit will be adequate to finance its liquidity needs for fiscal year 2005. Short-term borrowings at the end of the 2004 and 2003 fiscal years are as follows:

                                              2004      2003
                                            --------  --------

  Line of credit at Northwest Georgia Bank  $300,000  $199,900
  Note to Michael and Diana Richardson        13,166    22,631
  Note to Matthew Richardson                  26,884    32,216
                                            --------  --------

      Totals                                $340,050  $254,747
                                            ========  ========

     At May 29, 2004, long-term debt consists of a note payable to a bank of $64,212 that was incurred in April 2001 to finance the addition of the Company's seventh grocery store in Jasper, Tennessee, a note payable to a bank of $264,000 to finance cash registers and peripheral equipment and a note payable to a bank of $324,725 incurred in December 2003 to finance the addition of the Company's eighth grocery store in Tunnel Hill, Georgia. In addition, two vehicles were purchased and financed through GMAC with a balance due at May 29, 2004, of $9,141.

     The ratio of current assets to current liabilities was 1.97 to 1 at the end of fiscal 2004, as compared to 2.25 to 1 at the end of fiscal 2003, and 2.05 to 1 at the end of fiscal 2002. Cash, short-term investments and the certificate of deposit constituted 20.42% of total current assets at May 29, 2004, as compared to 32.75% of total current assets at May 31, 2003, and 35.22% at June 2, 2002.

     During the fiscal year ended May 29, 2004, retained earnings decreased as a result of the net loss for the fiscal year.

Material  Commitments
---------------------

     Capital expenditures are not expected to exceed $200,000 for the 2005 fiscal year.

     The Company has adopted a 401(k) plan that is administered by Capital Bank and Trust Company. Participation in the plan is available to all full-time employees. Any contribution by the Company will be at the discretion of the Board of Directors. The Company's contribution to the plan was $7,500 in 2004, 2003 and 2002.

     None of the Company's employees are represented by a union.

Critical  Accounting  Policies
------------------------------

Critical accounting policies are those policies that management believes are important to the portrayal of the Company's financial condition and results of operations and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Management has determined valuation of its inventories as a critical accounting policy. Inventories are stated at the lower of average cost or market.

Off-Balance  sheet  Arrangements
--------------------------------

The Company has no significant off-balance sheet arrangements as of May 29, 2004.

Related  Party  Transactions
----------------------------

Except as discussed under "Liquidity and Capital Resources," there were no material related party transactions during the fiscal year ended May 29, 2004.

Contractual  Obligations
------------------------

The following table represents the Company's outstanding contractual obligations at May 29, 2004:

                                                       PAYMENTS DUE BY PERIOD (IN THOUSANDS)

                                                 LESS THAN 1
CONTRACTUAL OBLIGATIONS                  TOTAL       YEAR      1-3 YEARS   4-5 YEARS   AFTER 5 YEARS
---------------------------------------  ------  ------------  ----------  ----------  --------------
Debt Obligations Excluding Interest (1)  $1,002  $        582  $      301  $      119  $            0
Operating Lease Obligations (2)           1,996           588       1,044         364               0
Other Obligations                             8             8           0           0               0
                                         ------  ------------  ----------  ----------  --------------
TOTAL CONTRACTUAL CASH OBLIGATIONS       $3,006  $      1,178  $    1,345  $      483  $            0
                                         ======  ============  ==========  ==========  ==============

(1) Amount includes short-term borrowings of $340 at May 29, 2004, which are included in the "Less than 1 year" column.

(2) These obligations relate primarily to leases of the Company's various store locations.


Forward-Looking  Statements
---------------------------

     Information provided by the Company, including written or oral statements made by its representatives, may contain "forward-looking information" as defined in Section 21E of the Securities Exchange Act of 1934, as amended. All statements which address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as expansion and growth of the Company's business, the effects of future competition, future capital expenditures and the Company's business strategy, are forward-looking statements. In reviewing such information it should be kept in mind that actual results may differ materially from those projected or suggested in such forward-looking statements. This forward-looking information is based on various factors and was derived utilizing numerous assumptions. Many of these factors previously have been identified in filings or statements made by or on behalf of the Company, including filings with the Securities and Exchange Commission of Forms 10-Q, 10-K and 8-K. Important assumptions and other important factors that could cause actual results to differ materially from those set forth in the forward-looking statements include: changes in the general economy or in the Company's primary markets, the effects of ongoing price competition from competitors (some of which have greater financial resources than those of the Company), changes in consumer spending, the nature and extent of continued consolidation in the grocery store industry, changes in the rate of inflation, changes in state or federal legislation or regulation, adverse determinations with respect to any litigation or other claims, inability to develop new stores or complete remodels as rapidly as planned, stability of product costs, supply or quality control problems with the Company's vendors, and other issues detailed from time-to-time in the Company's filings with the Securities and Exchange Commission.


Quantitative And Qualitative Disclosures About Market Risk
----------------------------------------------------------

The Company does not engage in derivative transactions, nor does it hold or issue financial instruments for trading or other speculative purposes. The Company is exposed to market risk related to changes in interest rates primarily as a result of its borrowing activities. The effective interest rate on the Company's borrowings under its Line of Credit Agreements and under its outstanding notes varies with the prime rate. We believe that our present exposure to market risk relating to interest rate risk is not material. The Company does not maintain any interest rate hedging arrangements. All of the Company's business is transacted in U.S. dollars and, accordingly, foreign exchange rate fluctuations have never had a significant impact on the Company and they are not expected to in the foreseeable future.

                  [LETTERHEAD OF HAZLETT, LEWIS & BIETER, PLLC]




             Report of Independent Registered Public Accounting Firm
             -------------------------------------------------------




To the Board of Directors and Stockholders
American Consumers, Inc.
Fort Oglethorpe, Georgia

     We have audited the accompanying balance sheets of American Consumers, Inc. as of May 29, 2004 and May 31, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended May 29, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Consumers, Inc. as of May 29, 2004 and May 31, 2003, and the results of its operations and its cash flows for each of the three years in the period ended May 29, 2004, in conformity with U.S. generally accepted accounting principles.


/S/ HAZLETT, LEWIS & BIETER, PLLC


Chattanooga, Tennessee
July 7, 2004

                            AMERICAN CONSUMERS, INC.

                              STATEMENTS OF INCOME

     For the Fiscal Years Ended May 29, 2004, May 31, 2003, and June 1, 2002

--------------------------------------------------------------------------------

                                            2004          2003          2002
                                         (52 Weeks)    (52 Weeks)    (52 Weeks)
                                        ------------  ------------  ------------
NET SALES                               $30,011,255   $29,624,631   $28,900,428

COST OF GOODS SOLD                       22,819,052    22,524,276    22,312,787
                                        ------------  ------------  ------------

    Gross Profit                          7,192,203     7,100,355     6,587,641

OPERATING, GENERAL AND
  ADMINISTRATIVE EXPENSES                 7,473,239     7,097,762     6,880,939
                                        ------------  ------------  ------------

    Operating Income (loss)                (281,036)        2,593      (293,298)
                                        ------------  ------------  ------------

OTHER INCOME (EXPENSE)
  Interest Expense                          (45,100)      (55,745)      (72,944)
  Other income                               90,086        93,286        95,536
                                        ------------  ------------  ------------

                                             44,986        37,541        22,592
                                        ------------  ------------  ------------

    Income (loss) before income taxes      (236,050)       40,134      (270,706)

FEDERAL AND STATE INCOME
  TAXES                                           -             -       (43,875)
                                        ------------  ------------  ------------

NET INCOME (LOSS)                       $  (236,050)  $    40,134   $  (226,831)
                                        ============  ============  ============

EARNINGS (LOSS) PER SHARE               $      (.29)  $       .05   $      (.27)
                                        ============  ============  ============

WEIGHTED AVERAGE NUMBER
  OF SHARES OUTSTANDING                     814,382       817,802       825,467
                                        ============  ============  ============


The Notes to Financial Statements are an integral part of these statements.

                           AMERICAN  CONSUMERS,  INC.

                                 BALANCE  SHEETS

                          May 29, 2004 and May 31, 2003

--------------------------------------------------------------------------------

                                         2004          2003
                                     ------------  ------------
             ASSETS

CURRENT ASSETS
  Cash and short-term investments    $   335,135   $   745,659
  Certificate of Deposit                 323,488       309,821
  Accounts receivable                    137,463       113,267
  Inventories                          2,363,973     1,997,929
  Prepaid expenses                        65,369        56,141
                                     ------------  ------------

            Total current assets       3,225,428     3,222,817
                                     ------------  ------------




PROPERTY AND EQUIPMENT - at cost
  Leasehold improvements                 273,615       258,122
  Furniture, fixtures and equipment    3,236,063     2,974,836
                                     ------------  ------------

                                       3,509,678     3,232,958
  Less accumulated depreciation       (2,644,738)   (2,409,558)
                                     ------------  ------------

                                         864,940       823,400
                                     ------------  ------------

                                     $ 4,090,368   $ 4,046,217
                                     ============  ============


The Notes to Financial Statements are an integral part of these statements.

--------------------------------------------------------------------------------

                                                             2004        2003
                                                          ----------  ----------
         LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable                                        $  788,330  $  702,170
  Short-term borrowings                                      340,050     254,747
  Current maturities of long-term debt                       241,510     176,184
  Accrued sales tax                                           96,259     115,064
  Federal and state income taxes                                 957         905
  Other                                                      167,588     185,353
                                                          ----------  ----------

         Total current liabilities                         1,634,694   1,434,423
                                                          ----------  ----------

LONG-TERM DEBT                                               420,568     338,052
                                                          ----------  ----------

STOCKHOLDERS' EQUITY
  Nonvoting preferred stock - authorized 5,000,000
    shares of no par value; no shares issued                       -           -
  Nonvoting common stock - $.10 par value; authorized
    5,000,000 shares; no shares issued                             -           -
  Common stock - $.10 par value; authorized 5,000,000
    shares; shares issued of 813,410 in 2004 and 815,996
    in 2003                                                   81,341      81,600
  Additional paid-in capital                                 678,320     680,477
  Retained earnings                                        1,275,445   1,511,665
                                                          ----------  ----------

                                                           2,035,106   2,273,742
                                                          ----------  ----------

                                                          $4,090,368  $4,046,217
                                                          ==========  ==========

                           AMERICAN  CONSUMERS,  INC.

               STATEMENTS  OF  CHANGES  IN  STOCKHOLDERS'  EQUITY

     For the Fiscal Years Ended May 29, 2004, May 31, 2003, and June 1, 2002

--------------------------------------------------------------------------------


                                         Additional
                               Common     Paid-in      Retained
                               Stock      Capital      Earnings       Total
                              --------  ------------  -----------  -----------
Balance, June 2, 2001         $82,723   $   689,847   $1,699,105   $2,471,675

  Net loss for year                 -             -     (226,831)    (226,831)

  Redemption of common stock     (418)       (3,490)        (277)      (4,185)
                              --------  ------------  -----------  -----------

Balance, June 1, 2002          82,305       686,357    1,471,997    2,240,659

  Net income for year               -             -       40,134       40,134

  Redemption of common stock     (705)       (5,880)        (466)      (7,051)
                              --------  ------------  -----------  -----------

Balance, May 31, 2003         $81,600   $   680,477   $1,511,665   $2,273,742

  Net loss for year                 -             -     (236,050)    (236,050)

  Redemption of common stock     (259)       (2,157)        (170)      (2,586)
                              --------  ------------  -----------  -----------

Balance, May 29, 2004         $81,341   $   678,320   $1,275,445   $2,035,106
                              ========  ============  ===========  ===========



The Notes to Financial Statements are an integral part of these statements.

                                      AMERICAN  CONSUMERS,  INC.

                                     STATEMENTS  OF  CASH  FLOWS

               For the Fiscal Years Ended May 29, 2004, May 31, 2003, and June 1, 2002

-----------------------------------------------------------------------------------------------------

                                                                   2004         2003         2002
                                                                (52 Weeks)   (52 Weeks)   (52 Weeks)
                                                                -----------  -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                             $ (236,050)  $   40,134   $ (226,831)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in ) operating activities:
      Depreciation and amortization                                300,212      268,370      259,484
      Deferred income taxes                                              -            -       (3,827)
      Loss on sale of property and equipment                             -        1,127        8,472
      Change in operating assets and liabilities:
        Accounts receivable                                        (24,196)      (4,511)      (3,839)
        Inventories                                               (366,044)       3,410     (107,193)
        Prepaid expenses and other assets                           (9,228)     (15,484)      39,346
        Refundable income taxes                                          -       43,891      (43,891)
        Accounts payable and accrued liabilities                    49,590     (107,511)      42,897
        Federal and state income taxes                                  52       (3,095)      (5,422)
                                                                -----------  -----------  -----------

          Net cash provided by (used in) operating activities     (285,664)     226,331      (40,804)
                                                                -----------  -----------  -----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of certificate of deposit                              (323,488)    (309,821)    (450,000)
  Proceeds from maturity of certificate of deposit                 309,821      450,000      450,000
  Purchase of property and equipment                              (341,752)     (41,026)    (583,443)
  Proceeds from disposal of property and equipment                       -        6,350        5,000
                                                                -----------  -----------  -----------

          Net cash provided by (used in) investing activities     (355,419)     105,503     (578,443)
                                                                -----------  -----------  -----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase (decrease) in short-term borrowings                  85,303     (155,576)    (386,871)
  Proceeds from long-term debt                                     350,020            -      627,012
  Principal payments on long-term debt                            (202,178)    (166,918)    (115,279)
  Principal payments on obligations under capital leases                 -            -       (3,195)
  Redemption of common stock                                        (2,586)      (7,051)      (4,185)
                                                                -----------  -----------  -----------

          Net cash provided by (used in) financing activities      230,559     (329,545)     117,482
                                                                -----------  -----------  -----------

NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                                            (410,524)       2,289     (501,765)

CASH AND CASH EQUIVALENTS, beginning of year                       745,659      743,370    1,245,135
                                                                -----------  -----------  -----------

CASH AND CASH EQUIVALENTS, end of year                          $  335,135   $  745,659   $  743,370
                                                                ===========  ===========  ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION
  Cash paid (received) during the year for:
    Income taxes                                                $    6,356   $  (31,888)  $   13,266
    Interest                                                        44,673       55,060       72,944
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

          Accounts  receivable:

          The Company extends unsecured credit for 30-day terms to selected customers in the ordinary course of business, but mitigates the associated credit risk by carefully screening applicants and actively pursuing past due accounts. An allowance for doubtful accounts has not been established since management is of the opinion that all accounts receivable at year-end are fully collectible.

          Inventories:

          Inventories  are  stated  at  the  lower  of  average  cost or market.

          Property  and  equipment:

          Expenditures for property and equipment are charged to asset accounts at cost. Depreciation is provided on the straight-line and declining-balance methods at rates based upon the estimated useful lives of the various classes of depreciable property. Repairs and maintenance are expensed as incurred. Depreciation expense included in the statements of income was $300,212, $268,370, and $259,484 in 2004,
          2003  and  2002,  respectively.

          Revenue  recognition:

          The financial statements of the Company are prepared under the accrual method of accounting. The Company recognizes income on the sale of all grocery and non-food merchandise at the point-of-sale.

                           AMERICAN  CONSUMERS,  INC.

                        NOTES  TO  FINANCIAL  STATEMENTS

--------------------------------------------------------------------------------


Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

          Advertising  costs:

          Advertising costs are charged to operations when incurred. Advertising costs charged to operations were $571,991, $602,244, and $619,875 in 2004, 2003, and 2002, respectively.

          Deferred  income  taxes:

          Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

          Recent  accounting  pronouncements:

          The Financial Accounting Standards Board has recently issued a number of Statements of Financial Accounting Standards (SFAS). Management has evaluated these SFASs and determined they have no impact on the Company's financial statements.

Note 2.   Short-Term Borrowings

          The  Company  had  a  line-of-credit  agreement  with  a bank totaling
          $500,000 at May 29, 2004 and May 31, 2003. The interest rate on amounts outstanding under the line-of-credit agreement fluctuates with the prime interest rate. The Company's certificate of deposit is pledged as collateral under this agreement. This agreement matures on May 30, 2005.

          At May 29, 2004 and May 31, 2003, the Company had short-term borrowings consisting of unsecured notes payable to Michael and Diana Richardson, principal shareholders of the Company, and to their son, Matthew Richardson. These notes provide for interest at .25% below the bank's base rate and are payable on demand.

          A summary of short-term borrowings for the fiscal years ended May 29, 2004 and May 31, 2003, is as follows:

                                              2004       2003
                                            ---------  ---------
Line-of-credit agreements                   $300,000   $199,900
Loans payable to shareholders                 40,050     54,847
                                            ---------  ---------

    Total outstanding                       $340,050   $254,747
                                            =========  =========

Weighted average interest rate at year end      5.76%      5.57%
                                            ---------  ---------

Weighted average interest rate during year      5.87%      6.95%
                                            ---------  ---------

Maximum amount outstanding during year      $354,847   $411,024
                                            =========  =========

Average amount outstanding during year      $229,743   $385,893
                                            =========  =========

          The carrying amount of short-term borrowings approximates fair value.

                           AMERICAN  CONSUMERS,  INC.

                        NOTES  TO  FINANCIAL  STATEMENTS

--------------------------------------------------------------------------------

Note 3.   Long-Term Debt

     Long-term debt consists of the following notes payable at May 29, 2004 and May 31, 2003:

                                                             2004      2003
                                                           --------  --------
  Note payable to Northwest Georgia Bank;
    principal and interest due in monthly installments
    of $11,381, through September 2006; interest
    at prime rate; collateralized by equipment,
    accounts receivable, inventory, and personal
    guarantees of the Company's President and
    Executive Vice President                               $264,000  $387,013

  Note payable to Northwest Georgia Bank;
    principal and interest due in monthly installments
    of $3,576, through April 2006; interest at prime rate
    plus 1.5%; collateralized by equipment, inventory,
    and personal guarantees of the Company's President
    and Executive Vice President                             64,212   102,411

  Note payable to Northwest Georgia Bank;
    principal and interest due in monthly installments
    of $6,781, through December 2008; interest at prime
    rate with 6.00% floor; collateralized by equipment,
    inventory, and personal guarantees of the Company's
    President and Executive Vice President                  324,725         -

  Vehicle installment loans; due in monthly installments
    of $1,305, through December 2004; collateralized
    by automobiles                                            9,141    24,812
                                                           --------  --------
                                                            662,078   514,236

  Less current maturities                                   241,510   176,184
                                                           --------  --------

  Total long-term debt                                     $420,568  $338,052
                                                           ========  ========

     The fair value of the Company's long-term debt approximates the carrying amount reported in the balance sheet based on current interest rates for similar types of borrowings.

                           AMERICAN  CONSUMERS,  INC.

                        NOTES  TO  FINANCIAL  STATEMENTS

--------------------------------------------------------------------------------


Note 3.   Long-Term  Debt  (continued)

     The aggregate maturities or principal payments required on long-term debt for years subsequent to May 29, 2004, are as follows:

                         Year                Amount
                         ----                ------

                         2005              $241,510
                         2006               224,959
                         2007                76,147
                         2008                73,795
                         2009                45,667

Note 4.   Lease  Commitments

          The Company leases the facilities in which its retail grocery operations are located under noncancelable operating leases that expire at various dates through April 2008. Substantially all of the leases include renewal options. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of May 29, 2004:

                         Fiscal              Minimum
                       Year Ending           Rentals
                       -----------          ----------

                          2005              $  587,913
                          2006                 558,975
                          2007                 484,875
                          2008                 269,068
                          2009                  95,440
                                            ----------

                          Total             $1,996,271
                                            ==========

          Rental expense for the fiscal years ended May 29, 2004, May 31, 2003, and June 1, 2002, is as follows:

                                     2004      2003      2002
                                   --------  --------  --------
Minimum rentals                    $577,213  $535,645  $522,135
Contingent rentals based on sales    16,628    10,509     7,402
                                   --------  --------  --------

    Total                          $593,841  $546,154  $529,537
                                   ========  ========  ========

                           AMERICAN  CONSUMERS,  INC.

                        NOTES  TO  FINANCIAL  STATEMENTS

--------------------------------------------------------------------------------


Note 5.   Federal and State Income Taxes

          The  components  of  income tax expense for the fiscal years ended May
          29,  2004,  May  31,  2003,  and  June  1,  2002,  are  as  follows:

                                        2004   2003     2002
                                        -----  -----  ---------
Current tax expense (benefit):
  Federal                               $   -  $   -  $(38,463)
  State                                     -      -    (1,585)
                                        -----  -----  ---------

                                            -      -   (40,048)
                                        -----  -----  ---------

Deferred tax expense (benefit):
  Federal                                   -      -    (3,297)
  State                                     -      -      (530)
                                        -----  -----  ---------

                                            -      -    (3,827)
                                        -----  -----  ---------

    Total income tax expense (benefit)  $   -  $   -  $(43,875)
                                        =====  =====  =========

          A reconciliation of income tax expense computed by applying the U.S. Federal statutory rates to income before income taxes and actual income tax expense is as follows:

                                           2004       2003      2002
                                         ---------  --------  ---------
Federal income tax expense (benefit)
  computed at the statutory rates        $(35,400)  $ 6,000   $(88,800)
State income tax, net of federal
  income tax benefit                      (13,000)    2,200    (10,700)
Change in deferred tax asset valuation
  allowance                                48,400    (8,200)    23,100
Other                                           -         -     32,525
                                         ---------  --------  ---------

    Total income tax expense (benefit)   $      -   $     -   $(43,875)
                                         =========  ========  =========

                           AMERICAN  CONSUMERS,  INC.

                        NOTES  TO  FINANCIAL  STATEMENTS

--------------------------------------------------------------------------------


Note 5.   Federal and State Income Taxes (continued)

          The tax effects of significant temporary differences that comprise deferred tax assets and liabilities at May 29, 2004 and May 31, 2003, are as follows:

                                                  2004       2003
                                               ----------  ---------
Deferred tax assets:
  Net operating loss carryforward              $(143,500)  $(53,700)
  Other                                          (21,000)   (22,100)

Deferred tax liabilities:
  Depreciable basis of property and equipment     80,700     60,900

Deferred tax asset valuation allowance            83,800     14,900
                                               ----------  ---------

                                               $       -   $      -
                                               ==========  =========

          At May 29, 2004, the Company has net operating loss carryforwards for federal and state income tax purposes of $467,481 and $633,698, respectively. These net operating loss carryforwards may be utilized to offset future taxable income through 2023.

Note 6.   Employee Benefit Plan

          The Company has adopted a 401(k) employee benefit plan covering substantially all employees who have met minimum service and age requirements. The service and age requirements were waived for the initial plan participants to encourage participation. The Company's annual contribution is discretionary. The Company's contribution to the plan was $7,500 in 2004, 2003 and 2002.

Note  7.  Concentration  of  Credit  Risk  and  Major  Supplier

          The Company maintains a certificate of deposit and other deposit accounts at financial institutions in amounts that exceed the Federal Deposit Insurance Corporation (FDIC) insurance limit. The total of deposits that exceeded the FDIC insurance limit was $327,676 at May 29, 2004. The Company believes that maintaining deposits in these financial institutions does not represent a significant credit risk and that the Company benefits from favorable banking relationships as a result of maintaining deposits with these institutions.

          Approximately 82 percent of the Company's purchased merchandise for the year ended May 29, 2004, was procured from the Company's main supplier.

                           AMERICAN  CONSUMERS,  INC.

                        NOTES  TO  FINANCIAL  STATEMENTS

--------------------------------------------------------------------------------


Note 8.   Related Party Transactions

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

                           AMERICAN  CONSUMERS,  INC.

                        NOTES  TO  FINANCIAL  STATEMENTS

--------------------------------------------------------------------------------

Note 9.   Quarterly Data (unaudited)

                                                                             Years Ended
                                    --------------------------------------------------------------------------------------
                                                            May 29, 2004                              May 31, 2003
                                    ----------------------------------------------------------  --------------------------
                                      Thirteen       Thirteen       Thirteen       Thirteen       Thirteen      Thirteen
                                     Weeks Ended    Weeks Ended    Weeks Ended    Weeks Ended   Weeks Ended   Weeks Ended
                                      5/29/2004      2/28/2004     11/29/2003      8/30/2003     5/31/2003      3/1/2003
                                    -------------  -------------  -------------  -------------  ------------  ------------
Net Sales                           $  7,872,486   $  7,604,053   $  7,201,004   $  7,333,712   $  7,573,874  $  7,496,786
Cost of goods sold                     6,036,816      5,704,260      5,491,030      5,586,946      5,762,462     5,681,465
                                    -------------  -------------  -------------  -------------  ------------  ------------

  Gross profit                         1,835,670      1,899,793      1,709,974      1,746,766      1,811,412     1,815,321

Operating, general and
  administrative expenses              1,994,369      1,950,405      1,754,769      1,773,696      1,770,512     1,813,083
                                    -------------  -------------  -------------  -------------  ------------  ------------

  Operating income (loss)               (158,699)       (50,612)       (44,795)       (26,930)        40,900         2,238

Other income                              20,234         22,395         24,944         22,513          4,469        27,501
Interest expense                          12,847         13,521          8,864          9,868         11,674        13,535
                                    -------------  -------------  -------------  -------------  ------------  ------------

Income (loss) before income taxes       (151,312)       (41,738)       (28,715)       (14,285)        33,695        16,204
Income taxes                                   -              -              -              -              -             -
                                    -------------  -------------  -------------  -------------  ------------  ------------

Net income (loss)                   $   (151,312)  $    (41,738)  $    (28,715)  $    (14,285)  $     33,695  $     16,204
                                    =============  =============  =============  =============  ============  ============


Earnings (loss) per common share:   $      (0.18)  $      (0.05)  $      (0.04)  $      (0.02)  $       0.04  $       0.02
                                    =============  =============  =============  =============  ============  ============


                                             Years Ended
                                    ---------------------------
                                            May 31, 2003
                                    ---------------------------
                                      Thirteen      Thirteen
                                    Weeks Ended    Weeks Ended
                                     11/30/2002     8/31/2002
                                    ------------  -------------
Net Sales                           $  7,237,978  $  7,315,993
Cost of goods sold                     5,479,700     5,600,649
                                    ------------  -------------

  Gross profit                         1,758,278     1,715,344

Operating, general and
  administrative expenses              1,757,107     1,757,060
                                    ------------  -------------

  Operating income (loss)                  1,171       (41,716)

Other income                              34,380        26,936
Interest expense                          15,485        15,051
                                    ------------  -------------

Income (loss) before income taxes         20,066       (29,831)
Income taxes                                   -             -
                                    ------------  -------------

Net income (loss)                   $     20,066  $    (29,831)
                                    ============  =============


Earnings (loss) per common share:   $       0.03  $      (0.04)
                                    ============  =============