Form 10-K, Exhibit 13
period 2005-05-28
AMERICAN CONSUMERS INC
filed 2005-08-26
CIK 4811

                                AMERICAN  CONSUMERS,  INC.

                            FIVE-YEAR  SUMMARY  OF  OPERATIONS

                         (In thousands, except per share amounts)
-----------------------------------------------------------------------------------------

                                                      FISCAL YEAR ENDED
                                    -----------------------------------------------------
                                     MAY 28     MAY 29     MAY 31     JUNE 1     JUNE 2
                                      2005       2004       2003       2002       2001
                                    ---------  ---------  ---------  ---------  ---------

NET SALES                           $ 32,101   $ 30,011   $ 29,625   $ 28,900   $ 25,635
                                    ---------  ---------  ---------  ---------  ---------

COST AND EXPENSES:
  Cost of goods sold                  24,431     22,819     22,524     22,313     19,561
  Operating, general and
    administrative expenses            8,031      7,473      7,098      6,881      6,137
  Interest expense                        59         45         56         73         26
  Other income, net                      (89)       (90)       (93)       (96)       (94)
                                    ---------  ---------  ---------  ---------  ---------

      Total                           32,432     30,247     29,585     29,171     25,630
                                    ---------  ---------  ---------  ---------  ---------

Income (loss) before income taxes       (331)      (236)        40       (271)         5
                                    ---------  ---------  ---------  ---------  ---------

INCOME TAXES:
  Federal                                  -          -          -        (42)        (3)
  State                                    -          -          -         (2)         -
                                    ---------  ---------  ---------  ---------  ---------

      Total                                -          -          -        (44)        (3)
                                    ---------  ---------  ---------  ---------  ---------

NET INCOME (LOSS)                   $   (331)  $   (236)  $     40   $   (227)  $      8
                                    =========  =========  =========  =========  =========

PER SHARE AMOUNTS:
  Net income (loss)                 $   (.41)  $   (.29)  $    .05   $   (.27)  $    .01
                                    =========  =========  =========  =========  =========

  Cash dividends                    $      -   $      -   $      -   $      -   $      -
                                    =========  =========  =========  =========  =========

WEIGHTED AVERAGE NUMBER
  OF SHARES OUTSTANDING                  807        814        818        825        832
                                    =========  =========  =========  =========  =========

TOTAL ASSETS                        $  3,607   $  4,090   $  4,046   $  4,469   $  4,566
                                    =========  =========  =========  =========  =========

LONG-TERM DEBT                      $426,244   $662,078   $514,236   $681,154   $169,421
                                    =========  =========  =========  =========  =========

OBLIGATIONS UNDER CAPITAL
  LEASE AGREEMENTS                  $      -   $      -   $      -   $      -   $      3
                                    =========  =========  =========  =========  =========

                         MARKET AND DIVIDEND INFORMATION


     The Company's common stock is traded in the over-the-counter market. The approximate number of record holders of the Company's common stock at May 28, 2005, was 823. The following table gives the range of high and low bid quotations and dividends for each quarterly period for the two most recent fiscal years.

                         Bid Prices            Asked Prices       Dividends
---------------------------------------------------------------------------
                     High        Low         High        Low      Per Share
                  ----------  ----------  ----------  ----------  ---------
2005
---------------------------------------------------------------------------
  First Quarter   $     0.87  $     0.87  $     1.50  $     1.50       None
---------------------------------------------------------------------------
  Second Quarter  $     0.90  $     0.90  $     4.00  $     4.00       None
---------------------------------------------------------------------------
  Third Quarter   $     0.90  $     0.90  $     4.00  $     4.00       None
---------------------------------------------------------------------------
  Fourth Quarter  $     1.01  $     1.01        None        None       None
---------------------------------------------------------------------------

2004
---------------------------------------------------------------------------
  First Quarter   $     0.80  $     0.80  $     4.00  $     4.00       None
---------------------------------------------------------------------------
  Second Quarter  $     0.80  $     0.80  $     4.00  $     4.00       None
---------------------------------------------------------------------------
  Third Quarter   $     0.80  $     0.80  $     4.00  $     4.00       None
---------------------------------------------------------------------------
  Fourth Quarter  $     0.87  $     0.87  $     1.50  $     1.50       None
---------------------------------------------------------------------------

     The information set forth in the above table is supplied through Pink Sheets LLC where available.

     There is no established public trading market for the Company's stock, and the information set forth above is based on a small number of isolated quotations of which do not necessarily represent actual trades. The market-makers as of May 28, 2005, are:

     Carr Securities Corporation            (516) 944-8300

     David A. Noyes & Co.                   (312) 606-4694

     Domestic Securities, Inc.              (201) 782-0009

     Hill Thompson Magid & Co.              (800) 631-3083

     Hudson Securities, Inc.                (201) 216-9100

     Knight Equity Markets, LP              (212) 336-8790

     Monroe Securities, Inc.                (800) 766-5560

     UBS Capital Markets L.P.               (212) 514-5140

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

                                  RESULTS OF OPERATIONS
                                  ---------------------

                                                            FISCAL YEAR ENDED
                                                 ----------------------------------------
                                                    May 28,       May 29,       May 31,
                                                     2005          2004          2003
                                                 ------------  ------------  ------------
Sales                                            $32,101,191   $30,011,255   $29,624,631
% Sales Increase                                        6.96%         1.31%         2.51%
Gross Margin %                                         23.89%        23.97%        23.97%
Operating, General and Administrative Expense:
  Amount                                         $ 8,031,341   $ 7,473,239   $ 7,097,762
  % of Sales                                           25.02%        24.90%        23.96%
Net Income (Loss)                                $  (331,360)  $  (236,050)  $    40,134

Overview:
--------

American Consumers, Inc. (the "Company"), operates eight (8) self-service supermarkets within a compact geographical area that comprises Northwest Georgia, Northeast Alabama, and Southeast Tennessee. All of our supermarkets are operated under the name "Shop-Rite," and are engaged in the retail sale of groceries including meats, fresh produce, dairy products, frozen foods, bakery products, tobacco products, and miscellaneous other non-food items.

The Company continues to struggle with operating losses as we are faced with competition from larger grocery retailers operating in the markets served by our stores. The Company realized a net loss for the fiscal year ended May 28, 2005 of $331,360, as compared to a net loss of $236,050 for the fiscal year ended May 29, 2004 and net income of $40,134 for the fiscal year ended May 31, 2003.

One factor which contributed to the increased loss for fiscal 2005 was the 0.08% reduction that we experienced in our gross margin as compared to the prior two fiscal years. The gross margin was negatively impacted during the second half of fiscal 2005 by the fact that our primary inventory supplier increased its wholesale markup from 3.0% to 3.5% during the third quarter, and we have not yet been able to fully recover this increase through adjustments to the Company's retail prices. If we are not able to fully offset this increase through retail pricing adjustments and/or locating a lower cost source for at least a portion of our inventory during fiscal 2006, our gross margin will continue to be negatively impacted. Major factors contributing to the net loss experienced in fiscal 2004 as compared to the net income realized in 2003 included expenditures associated with the establishment of our eighth grocery store location in Tunnel Hill, Georgia, payroll increases at all store locations and a significant increase in our worker's compensation insurance premium.

Management actively monitors both the gross margin and the Company's retail pricing structure in an attempt to maximize profitability. Management began working on the Company's gross margin during the quarter ended August 31, 2002, at which time the gross margin stood at 22.79% for the fiscal year ended June 1, 2002. While occasional improvements in gross profit have been seen in recent periods, it is difficult to maintain a trend of consistent improvement in the gross margin due to competitive conditions which often delay the Company's ability to pass through price increases experienced at the wholesale level. Accordingly, while management will attempt to offset the recent increase in its wholesale markup from 3.0% to 3.5% by our principal supplier through strategic adjustments to our pricing mix during future quarters, further improvements in the gross margin may not be achievable at this time, and further deterioration in the Company's gross margin is possible. Management believes that competitive pressures on the Company, which have led to the losses experienced in recent periods, will continue to increase over time as a result of the increased presence of larger competitors operating in the Company's trade area. These competitors have greater financial resources than those of the Company, and may be able to obtain preferential treatment from suppliers in the form of advertising allowances, lower prices and other concessions not available to the Company. These factors allow our competitors to engage in aggressive pricing and promotional activities that the Company cannot match, putting us at a competitive disadvantage.

Our gross margins may not be directly comparable to those of our larger competitors, since some of those companies may include the costs of their internal distribution networks in cost of goods sold - thus impacting the gross margin - while others reflect such costs elsewhere (such as in operating, general and administrative expenses). Unlike many of the larger grocery store chains with which we compete, the Company does not have an internal distribution network. Inventory is delivered directly to our individual store locations by our wholesale supplier, which recovers its distribution costs through the markup that it charges to the Company. Accordingly, our cost of goods sold as reflected in the Company's financial statements is comprised principally of our direct wholesale cost for the acquisition of such inventory, net of applicable rebates and allowances as discussed under "Inventories" in Note 1 to the accompanying financial statements.

The trend of operating, general and administrative expenses increasing as a percent of sales appears to have moderated, as such expenses rose by only 0.12% of total sales in fiscal 2005 as compared to fiscal 2004, versus increasing by 0.94% of total sales in fiscal 2004 as compared to fiscal 2003. Still, these expenses have continued to increase in absolute terms with the addition of the Company's seventh and eighth grocery stores since April 28, 2001.

Operating, general and administrative expenses increased overall by $558,102 (or 7.5%) in fiscal 2005 as compared to 2004, and increased by $375,477 (or 5.3%) in fiscal 2004 as compared to 2003. As illustrated by the detailed breakdown set forth below, a majority of these increases (amounting to 65% of the total increase for fiscal 2005 and 83% of the total increase for fiscal 2004) related to increases in payroll, insurance premiums (including increases of 10%, or $35,970, for group medical insurance and 35%, or $54,837, for worker's compensation insurance), utilities and rent, all of which were significantly impacted by the addition of our eighth grocery store during fiscal 2004. In light of the ongoing challenges to the Company's gross margin as discussed above, we are working to reduce payroll expense through better scheduling and the use of part-time employees. Additionally, we have installed a check verification system in an attempt to reduce bad debt expense, and we have been quoted a worker's compensation insurance premium for fiscal 2006 that is approximately $40,000 lower than the 2005 premium. Further, we will continue to evaluate the performance of each of our grocery store locations to determine their long term value to the Company.

An additional factor which contributed to the increased loss experienced by the Company in fiscal 2005 versus 2004 is the fact that interest expense increased by $14,501 over the prior year, due to increases in our credit line borrowings during the year as well as to increases in the effective interest rate on a portion of our variable rate debt. At the same time, interest income decreased by $9,695 due to the repricing of the Company's bank certificate of deposit during fiscal 2005.

Sales:
-----

Sales for the fiscal year ended May 28, 2005 include an entire year of sales for our Tunnel Hill store, opened on January 5, 2004. Sales without Tunnel Hill for the current year increased 1.32%, while the addition of the Tunnel Hill store accounted for 5.64% of the 6.96% increase in sales over the 2004 fiscal year.
The remaining 1.32% increase is attributable to the closing of one of the Company's main competitors in Dayton, Tennessee in April 2004. Sales for the Dayton location increased 9.88% in fiscal 2005 as compared to fiscal 2004, while other Company store locations saw either negligible growth in sales or minimal declines.

Excluding the impact of the Tunnel Hill store addition, sales for the fiscal year ended May 29, 2004 actually decreased 2.50% as compared to the fiscal year ended May 31, 2003. Sales for the year ended May 31, 2003 increased 2.51% over fiscal 2002, primarily due to the addition of the Jasper store on April 30, 2001. Sales without the Jasper store increased 1.67% for fiscal 2003 as compared to 2002.

Management believes that the difficulties experienced by the Company in increasing its volume, apart from the addition of new store locations, are indicative of the effects of ongoing price competition from larger competitors with greater financial resources than the Company.

The following table sets forth information for the last three fiscal years as to the amount of total sales contributed by each class of products which contributed a significant percentage of the total retail sales and revenues of the Company during such periods:

                                  Fiscal 2005    Fiscal 2004    Fiscal 2003
     Product Class                (52 Weeks)     (52 Weeks)     (52 Weeks)
     -------------               -------------  -------------  -------------
     Meat and Deli               $   9,230,478  $   8,327,742  $   7,945,764

     Produce                         2,344,420      2,206,198      2,269,945

     Grocery and Non-Food Items     20,526,293     19,477,315     19,408,922

Gross Margin:
------------

As discussed above, the Company's gross margin percentage for the year ended May 28, 2005 decreased by .08% to 23.89% of sales, as compared to the past two fiscal years when the gross margin was 23.97% of sales. Nearly all of this decrease from fiscal 2004 and 2003 levels is attributable to our primary supplier increasing its wholesale markup from 3% to 3.5% during the quarter ended February 26, 2005. While the Company is attempting to recover this increase in our cost through adjustments to the Company's retail prices, competitive conditions may limit the extent to which we are able to do so.

Operating, General and Administrative Expenses:
----------------------------------------------

The Company's operating, general and administrative expenses are comprised mainly of personnel salary costs and related payroll costs, rent expense, depreciation expense, professional fees, bank service charges and credit card fees, costs for office supplies, operating supplies, insurance expense, advertising and promotion expense, telephone and utilities expense, repairs and maintenance and other minor miscellaneous expenses. In accordance with EITF 02-16, advertising rebates received from suppliers are deducted from advertising expense within this category.

Overall, operating, general and administrative expenses increased by $558,102 (or 7.5%) in fiscal 2005 as compared to 2004, and increased by $375,477 (or 5.3%) in fiscal 2004 as compared to 2003. The following table sets forth the increases and decreases in individual components of operating and administrative expenses which comprised the overall increases for each of these fiscal years:

                                                    Fiscal 2005           Fiscal 2004
                                                Increase/(Decrease)   Increase/(Decrease)
     Expense Item                                   versus 2004           versus 2003
     ------------                               --------------------  --------------------
     Payroll                                    $            184,852  $           197,743

     Insurance                                                90,807               49,438

     Advertising and promotion                                56,464              (30,253)

     Utilities                                                58,463               14,915

     Bank service charges and credit card fees                40,349               10,691

     General supplies                                         28,303                9,258

     Rent                                                     27,968               47,912

     Bad checks                                               20,996                1,400

     Repairs and services                                     16,103               33,538

     Professional fees                                        11,373                1,735

     Depreciation                                              3,608               31,842

     All other                                                18,816                7,258
                                                --------------------  --------------------

     TOTAL                                      $            558,102  $           375,477
                                                ====================  ====================


As discussed above, the majority of the overall increases in these expenses involved payroll, insurance premiums, utilities and rent, all of which were significantly impacted by the addition of our eighth grocery store during fiscal 2004. Additionally, repairs and services expense and depreciation expense increased by significantly greater amounts in fiscal 2004 than in fiscal 2005, reflecting the initial refurbishment and capital equipment expenditures associated with the opening of the Tunnel Hill store. Finally, a significant contributor to increased professional fees during fiscal 2005 was increased regulatory costs related to compliance with the Sarbanes-Oxley Act of 2002.

Other Income:
------------

The components of net other income for the fiscal years ended May 28, 2005, May 29, 2004 and May 31, 2003 were as follows:

     Description                                2005 Amount   2004 Amount    2003 Amount
     -----------                                ------------  ------------  -------------
     Check cashing fees                         $     52,133  $     31,139  $     38,737
     Funds received for handling money orders          5,940        15,870        10,204
     Vendor's compensation from the States of
       Alabama and Georgia for collecting and
       remitting sales taxes on a timely basis        14,153        13,664        13,227
     Returned check fees                               6,003        10,264         9,634
     Loss on sale of property and equipment                -             -        (1,127)
     Interest income                                   4,033        13,728        17,480
     Revenue related to Fed-Ex shipments/other         6,756         5,421         5,131
                                                ------------  ------------  -------------
     TOTAL                                      $     89,018  $     90,086  $     93,286
                                                ============  ============  =============

As noted above, the $9,695 decrease in interest income for fiscal 2005 versus 2004 was due to the repricing of the Company's bank certificate of deposit during the year. Changes in the remaining components of other income as presented above relate primarily to variations in the volume of the associated activity or service provided by the Company during each of the fiscal years presented.

Income Taxes:
------------

The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes," which requires that deferred income taxes be determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of the enacted tax laws. Valuation allowances are used to reduce deferred tax assets to the amount considered likely to be realized.

No amounts have been provided for current and deferred federal and state tax expense in the statements of income for any of the three years ended May 28, 2005, as a result of continued net operating losses and the related full valuation of the Company's net deferred tax assets.

At May 28, 2005, the Company has net operating loss carryforwards for federal and state income tax purposes of $692,304 and $654,628, respectively. The Company has established a full valuation allowance, which effectively reduces the carrying value of its net deferred taxes to zero at May 28, 2005 and May 29, 2004. Unless the Company realizes sufficient taxable income in future periods to demonstrate that the likelihood of realization of the net deferred tax assets is reasonably assured under the accounting guidelines of SFAS No. 109, this valuation allowance will be continued in future periods. If not utilized, the carryforwards will expire at various dates through 2024.

Inflation:
---------

The Company continues to seek ways to cope with the threat of inflation. To the extent permitted by competition, increased costs of goods and services to the Company are reflected in increased selling prices for the Company's goods. As discussed above, however, competitive conditions often delay our ability to pass through price increases experienced at the wholesale level. When the Company is forced to raise overall prices of its goods, the Company attempts to preserve its market share by competitive pricing strategies that emphasize weekly-advertised specials.


                               FINANCIAL CONDITION
                               -------------------

Liquidity and Capital Resources:
-------------------------------

Changes in the Company's liquidity and capital resources during the periods presented resulted primarily from the following:

During the fiscal year ended May 28, 2005, the Company generated $150,760 in cash flow from operating activities, increased its draws under its line of credit with Northwest Georgia Bank by $100,000 and reduced its cash, cash equivalents and certificates of deposit by $57,016. These funds were utilized to purchase $56,588 in property and equipment, to redeem $9,423 in common stock, and to reduce the Company's long-term debt by $235,834 and its borrowings from affiliated parties by $5,931 during the fiscal year.

While the Company incurred a loss in fiscal year 2005 of $331,360, its full impact on the Company's liquidity has been softened, as much of this loss was comprised of $303,820 in depreciation and amortization which has no impact of the Company's cash flow. Following the substantial increase in inventories which occurred in fiscal 2004 in connection with the addition of our eighth grocery store, management concentrated during fiscal 2005 on reducing the Company's overall inventories, resulting in a net reduction of $156,884 which also had a positive impact on our liquidity. We also significantly reduced capital spending during fiscal 2005, with purchases of property and equipment amounting to $56,588 for the 2005 year as compared to $341,752 for fiscal 2004, which included significant capital expenditures related to the establishment of our eighth grocery store location. Capital expenditures during fiscal 2006 are projected to be $150,000 or less, and to include required replacements of existing equipment in the ordinary course, which we expect to be funded from operating cash flows, and purchases of replacement vehicles, which we expect to fund through either bank or manufacturer financing, whichever option will provide the Company with the most favorable terms.

During fiscal year 2004, the company experienced a decrease in cash and cash equivalents of $410,524. This decrease is primarily attributable to opening of the Company's eighth grocery store during the third quarter of the fiscal year. In conjunction with this opening, the Company was required to purchase approximately $300,000 in inventories and $300,000 in property and equipment. Purchases of inventory and property and equipment at the other store locations were approximately $66,000 and $42,000, respectively. In addition to the decrease in cash and cash equivalents, the Company increased its net outstanding long-term debt at May 29, 2004 by $147,842 and borrowed an additional $85,303 in short-term borrowings, as compared to May 31, 2003, to help fund the opening of the eighth store and other store operations. Finally, the Company experienced a net loss of $236,050 for fiscal year 2004. However, the impact of the net loss on the Company's cash flow was slightly more than offset by non-cash charges for depreciation and amortization of $300,212.

During fiscal year 2003, the company experienced a slight increase in cash and cash equivalents of $2,289. However, the certificate of deposit decreased $140,179 during this time period. This was attributable primarily to the following. During fiscal 2003, the company realized net income of $40,134. This impact on cash flows was further helped by depreciation and amortization expense taken of $268,370. However, decreases in accounts payable and accrued liabilities of $111,606 partially offset these factors. For fiscal year 2003, the Company purchased only $41,026 in property and equipment. However, we also decreased the outstanding balances on the Company's short-term borrowings and long-term debt by $155,576 and $166,918, respectively. We did not incur any additional long-term debt during fiscal year 2003. Other smaller items created the remaining net change of $28,732.

The ratio of current assets to current liabilities was 1.74 to 1 at the end of the latest fiscal year, May 28, 2005, compared to 1.97 to 1 at the end of the fiscal year ended on May 29, 2004. Cash, cash equivalents and the certificate of deposit constituted 20.13% of the total current assets at May 28, 2005, as compared to 20.42% at May 29, 2004. These ratios reflect the trends discussed above, in that the Company increased its reliance on bank financing during the last two fiscal years, due to increased losses which coincided with increased inventory and capital spending requirements in fiscal 2004 related to the establishment of our eighth grocery store location. During fiscal 2005, management has limited additional capital spending and has been working to gradually reduce the Company's inventory level in order to moderate the effects of these developments on the Company's overall liquidity.

Historically, we have financed our working capital requirements principally through cash flow from operations. Short-term borrowings to finance inventory purchases is provided by the Company's $500,000 line of credit from its bank and through borrowings from related parties, as discussed below. The bank line of credit is secured by our certificate of deposit, as well as by a security interest in substantially all of our accounts receivable, inventory, machines and equipment, furniture and fixtures and by personal guarantees of Michael A. Richardson and Paul R. Cook, the Company's President and CEO and Executive Vice President and CFO, respectively. While we believe that these sources will continue to provide us with adequate liquidity to supply our working capital needs, if the Company's operating losses were to increase relative to depreciation and other non-cash charges, our operating cash flows could be adversely affected. If this happens, we could be required to seek additional financing through bank loans, or other sources, in order to meet our working capital needs. If we were required to seek such additional financing and were not able to obtain it, or were unable to do so on commercially reasonably terms, we could be required to reduce the Company's current level of operations in order to lower our working capital requirements to a level that our present financing arrangements would support.

Short-term borrowings as of the end of the past two fiscal years are presented below:

                                        May 28,             May 29,
                                          2005                2004
                                        --------            --------
     Michael and Diana Richardson       $ 12,776            $ 13,166
     Matthew Richardson                   21,343              26,884
     Line of Credit                      400,000             300,000
                                        --------            --------
     Total                              $434,119            $340,050
                                        ========            ========

The  Company's  line  of credit with Northwest Georgia Bank bore interest at May
28, 2005 at prime plus 0.50%, subject to a 6.0% floor. Notes to Michael and Diana Richardson and to Matthew Richardson are unsecured, payable on demand and bear interest at .25% below the base rate charged by Northwest Georgia Bank on the line of credit. Michael Richardson is Chairman of the

Board and Chief Executive Officer of the Company. Diana Richardson is the wife of Michael Richardson, and Matthew Richardson is their son.

On June 27, 2005, we renewed our $500,000 line of credit with Northwest Georgia Bank for an additional one year term. Under the terms of the renewal, outstanding borrowings bear interest at an annual rate equal to the Wall Street Journal prime rate, subject to a minimum annual interest rate of 6.0%. We are required to make quarterly interest only payments on the outstanding balance, and to repay outstanding principal and accrued interest on June 27, 2006. The outstanding balance on the renewal date was $400,000.

Long-Term Debt:
--------------

At May 28, 2005, long-term debt consisted of a note payable to Northwest Georgia Bank of $137,287 to finance cash registers and peripheral equipment and notes payable to Northwest Georgia bank of $27,648 incurred in April 2001 to finance the addition of the Company's seventh grocery store and $261,309 incurred in December 2003 to finance the addition of the Company's eighth grocery store. In addition, two vehicles which were purchased and financed through GMAC were paid off on schedule in December 2004, with a balance due at May 28, 2005 of zero.

The components of the Company's long term debt as of the end of each of the fiscal years ended May 28, 2005 and May 29, 2004 are set forth in detail in Note 3 to the accompanying financial statements.

The following is a schedule by years of the amount of maturities of all long-term debt subsequent to May 28, 2005:

                         Year              Amount
                         ----             --------
                         2006             $227,309
                         2007               76,863
                         2008               76,124
                         2009               45,948


Material Commitments and Contingencies
--------------------------------------

As noted above, capital expenditures during fiscal 2006 are projected to be $150,000 or less, and to include required replacements of existing equipment in the ordinary course, which we expect to be funded from operating cash flows, and purchases of replacement vehicles, which we expect to fund through either bank or manufacturer financing, whichever option will provide the Company with the most favorable terms.

The Company has adopted a 401(k) plan that is administered by Capital Bank and Trust Company. Participation in the plan is available to all full-time employees. Any contribution by the Company will be at the discretion of the Board of Directors. The Company's contribution to the plan was $7,500 in each of fiscal years 2005, 2004 and 2003.

The Sarbanes-Oxley Act of 2002 includes provisions addressing audits, financial reporting and disclosure, conflicts of interest and corporate governance at public companies. As discussed above, the Company already has incurred increased professional fees during fiscal 2005 related to compliance with these provisions. Additionally, Section 404 of this Act deals with management's report on internal controls, and will require much in the way of resources to plan, implement and document internal controls. Some of the resources will be in the form of management effort devoted to complying with the new rules, but a significant cost will likely be in increased accounting and consulting fees. On March 2, 2005, the SEC formally extended the Section 404 compliance dates for non-accelerated filers such as the Company. Non-accelerated filers now will be required to comply with Section 404 of the Act for the first fiscal year ending on or after July 15, 2006. Accordingly, the Company may begin to incur Section 404 compliance costs during fiscal year 2006, and expects to incur significant Section 404 compliance costs during fiscal year 2007. Due to pending regulatory developments concerning the application of these rules to smaller issuers such as the Company, the exact amount of such costs cannot be reliably estimated at this time.

Critical Accounting Policies:
----------------------------

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

Off-Balance sheet Arrangements:
------------------------------

The Company has no significant off-balance sheet arrangements as of May 28, 2005.

Related Party Transactions:
--------------------------

Except as discussed under "Liquidity and Capital Resources" with regard to short-term borrowings from related parties, there were no material related party transactions during the fiscal year ended May 28, 2005.

Contractual Obligations:
-----------------------

The following table represents the Company's outstanding contractual obligations at May 28, 2005:

                                                 LESS THAN 1                           AFTER 5
CONTRACTUAL OBLIGATIONS                  TOTAL       YEAR      1-3 YEARS   4-5 YEARS    YEARS
-----------------------                  ------------------------------------------------------
Debt Obligations Excluding Interest (1)  $  860  $        661  $      153  $       46  $      0
Operating Lease Obligations (2)           1,616           604         845         167         0
Other Obligations                            33            33           0           0         0
                                         ------  ------------  ----------  ----------  --------
TOTAL CONTRACTUAL CASH OBLIGATIONS       $2,509  $      1,298  $      998  $      213  $      0
                                         ======  ============  ==========  ==========  ========

(1) Amount includes short-term borrowings of $434 at May 28, 2005, which are included in the "Less than 1 year" column.

(2) These obligations relate primarily to leases of the Company's various store locations.

Forward-Looking Statements
--------------------------

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

Quantitative And Qualitative Disclosures About Market Risk:
----------------------------------------------------------

The Company does not engage in derivative transactions, nor does it hold or issue financial instruments for trading or other speculative purposes. The Company is exposed to market risk related to changes in interest rates primarily as a result of its borrowing activities. The effective interest rate on the Company's borrowings under its Line of Credit Agreements and under its outstanding notes varies with the prime rate. The Company does not maintain any interest rate hedging arrangements. Based on the Company's outstanding indebtedness at May 28, 2005 a one percent (1.0%) increase in the prime interest rate would increase interest expense applicable to our variable rate debt (and our net loss) by approximately $8,000 annually. Due to the effect of the interest rate floor provisions in the Company's variable rate debt, a one percent (1.0%) decrease in the prime interest rate would not be expected to have a material impact on the Company's annualized interest expense. All of the Company's business is transacted in U. S. dollars and, accordingly, foreign exchange rate fluctuations have never had a significant impact on the Company and they are not expected to in the foreseeable future.

                  [LETTERHEAD OF HAZLETT, LEWIS & BIETER, PLLC]




             Report of Independent Registered Public Accounting Firm
             -------------------------------------------------------


To the Board of Directors and Stockholders
American Consumers, Inc.
Fort Oglethorpe, Georgia

     We have audited the accompanying balance sheets of American Consumers, Inc. as of May 28, 2005 and May 29, 2004, and the related statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended May 28, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Consumers, Inc. as of May 28, 2005 and May 29, 2004, and the results of its operations and its cash flows for each of the three years in the period ended May 28, 2005, in conformity with U.S. generally accepted accounting principles.


/S/ HAZLETT, LEWIS & BIETER, PLLC


Chattanooga, Tennessee
July 5, 2005

                            AMERICAN CONSUMERS, INC.

                              STATEMENTS OF INCOME

     For the Fiscal Years Ended May 28, 2005, May 29, 2004, and May 31, 2003

--------------------------------------------------------------------------------

                                            2005          2004          2003
                                         (52 Weeks)    (52 Weeks)    (52 Weeks)
                                        ------------  ------------  ------------
NET SALES                               $32,101,191   $30,011,255   $29,624,631

COST OF GOODS SOLD                       24,430,627    22,819,052    22,524,276
                                        ------------  ------------  ------------

    Gross profit                          7,670,564     7,192,203     7,100,355

OPERATING, GENERAL AND
  ADMINISTRATIVE EXPENSES                 8,031,341     7,473,239     7,097,762
                                        ------------  ------------  ------------

    Operating income (loss)                (360,777)     (281,036)        2,593
                                        ------------  ------------  ------------

OTHER INCOME (EXPENSE)
  Interest expense                          (59,601)      (45,100)      (55,745)
  Other income                               89,018        90,086        93,286
                                        ------------  ------------  ------------

                                             29,417        44,986        37,541
                                        ------------  ------------  ------------

    Income (loss) before income taxes      (331,360)     (236,050)       40,134

FEDERAL AND STATE INCOME
    TAXES                                         -             -             -
                                        ------------  ------------  ------------

NET INCOME (LOSS)                       $  (331,360)  $  (236,050)  $    40,134
                                        ============  ============  ============

EARNINGS (LOSS) PER SHARE               $      (.41)  $      (.29)  $       .05
                                        ============  ============  ============

WEIGHTED AVERAGE NUMBER
  OF SHARES OUTSTANDING                     806,586       814,382       817,802
                                        ============  ============  ============

The Notes to Financial Statements are an integral part of these statements.

                            AMERICAN CONSUMERS, INC.

                                 BALANCE SHEETS

                          May 28, 2005 and May 29, 2004

--------------------------------------------------------------------------------

                                                          2005          2004
                                                      ------------  ------------
        ASSETS

CURRENT ASSETS
  Cash and short-term investments                     $   298,759   $   335,135
  Certificate of deposit                                  302,848       323,488
  Accounts receivable                                     112,698       137,463
  Inventories                                           2,207,089     2,363,973
  Prepaid expenses                                         67,655        65,369
                                                      ------------  ------------

        Total current assets                            2,989,049     3,225,428
                                                      ------------  ------------






PROPERTY AND EQUIPMENT - at cost
  Leasehold improvements                                  290,586       273,615
  Furniture, fixtures and equipment                     3,258,304     3,236,063
                                                      ------------  ------------

                                                        3,548,890     3,509,678
  Less accumulated depreciation                        (2,931,312)   (2,644,738)
                                                      ------------  ------------

                                                          617,578       864,940
                                                      ------------  ------------

                                                      $ 3,606,627   $ 4,090,368
                                                      ============  ============

The Notes to Financial Statements are an integral part of these statements.

--------------------------------------------------------------------------------

                                                             2005        2004
                                                          ----------  ----------
        LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable                                        $  752,028  $  788,330
  Short-term borrowings                                      434,119     340,050
  Current maturities of long-term debt                       227,309     241,510
  Accrued sales tax                                          111,996      96,259
  Other                                                      187,917     168,545
                                                          ----------  ----------

        Total current liabilities                          1,713,369   1,634,694
                                                          ----------  ----------


LONG-TERM DEBT                                               198,935     420,568
                                                          ----------  ----------


STOCKHOLDERS' EQUITY
  Nonvoting preferred stock - authorized 5,000,000
    shares of no par value; no shares issued                       -           -
  Nonvoting common stock - $.10 par value; authorized
    5,000,000 shares; no shares issued                             -           -
  Common stock - $.10 par value; authorized 5,000,000
    shares; shares issued of 803,988 in 2005 and 813,410
    in 2004                                                   80,399      81,341
  Additional paid-in capital                                 670,462     678,320
  Retained earnings                                          943,462   1,275,445
                                                          ----------  ----------

                                                           1,694,323   2,035,106
                                                          ----------  ----------

                                                          $3,606,627  $4,090,368
                                                          ==========  ==========

                                  AMERICAN CONSUMERS, INC.

                        STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

           For the Fiscal Years Ended May 28, 2005, May 29, 2004, and May 31, 2003

--------------------------------------------------------------------------------------------

                                Shares of              Additional
                                  Common     Common     Paid-in      Retained
                                  Stock      Stock      Capital      Earnings       Total
                                ----------  --------  ------------  -----------  -----------
Balance, June 1, 2002             823,047   $82,305   $   686,357   $1,471,997   $2,240,659

  Net income for year                   -         -             -       40,134       40,134

  Redemption of common stock       (7,051)     (705)       (5,880)        (466)      (7,051)
                                ----------  --------  ------------  -----------  -----------

Balance, May 31, 2003             815,996    81,600       680,477    1,511,665    2,273,742

  Net loss for year                     -         -             -     (236,050)    (236,050)

  Redemption of common stock       (2,586)     (259)       (2,157)        (170)      (2,586)
                                ----------  --------  ------------  -----------  -----------

Balance, May 29, 2004             813,410    81,341       678,320    1,275,445    2,035,106

  Net loss for year                     -         -             -     (331,360)    (331,360)

  Redemption of common stock       (9,422)     (942)       (7,858)        (623)      (9,423)
                                ----------  --------  ------------  -----------  -----------

Balance, May 28, 2005             803,988   $80,399   $   670,462   $  943,462   $1,694,323
                                ==========  ========  ============  ===========  ===========

The Notes to Financial Statements are an integral part of these statements.

                                           AMERICAN CONSUMERS, INC.

                                           STATEMENTS OF CASH FLOWS

                For the Fiscal Years Ended May 28, 2005, May 29, 2004, and May 31, 2003

-------------------------------------------------------------------------------------------------------

                                                                     2005         2004         2003
                                                                  (52 Weeks)   (52 Weeks)   (52 Weeks)
                                                                  -----------  -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                               $ (331,360)  $ (236,050)  $   40,134
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
      Depreciation and amortization                                  303,820      300,212      268,370
      Loss on sale of property and equipment                             130            -        1,127
      Change in operating assets and liabilities:
        Accounts receivable                                           24,765      (24,196)      (4,511)
        Inventories                                                  156,884     (366,044)       3,410
        Prepaid expenses                                              (2,286)      (9,228)     (15,484)
        Refundable income taxes                                            -            -       43,891
        Accounts payable and accrued liabilities                      (1,193)      49,642     (110,606)
                                                                  -----------  -----------  -----------

          Net cash provided by (used in) operating activities        150,760     (285,664)     226,331
                                                                  -----------  -----------  -----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of certificate of deposit                                (302,848)    (323,488)    (309,821)
  Proceeds from maturity of certificate of deposit                   323,488      309,821      450,000
  Purchase of property and equipment                                 (56,588)    (341,752)     (41,026)
  Proceeds from disposal of property and equipment                         -            -        6,350
                                                                  -----------  -----------  -----------

          Net cash provided by (used in) investing activities        (35,948)    (355,419)     105,503
                                                                  -----------  -----------  -----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase (decrease) in short-term borrowings                    94,069       85,303     (155,576)
  Proceeds from long-term debt                                             -      350,020            -
  Principal payments on long-term debt                              (235,834)    (202,178)    (166,918)
  Redemption of common stock                                          (9,423)      (2,586)      (7,051)
                                                                  -----------  -----------  -----------

          Net cash provided by (used in) financing activities       (151,188)     230,559     (329,545)
                                                                  -----------  -----------  -----------

NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                                               (36,376)    (410,524)       2,289

CASH AND CASH EQUIVALENTS, beginning of year                         335,135      745,659      743,370
                                                                  -----------  -----------  -----------

CASH AND CASH EQUIVALENTS, end of year                            $  298,759   $  335,135   $  745,659
                                                                  ===========  ===========  ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION
  Cash paid (received) during the year for:
    Income taxes                                                  $    6,354   $    6,356   $  (31,888)
    Interest                                                          53,037       44,673       55,060
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

          The Company receives funds for a variety of merchandising activities from vendors whose products the Company buys for resale in its store. These incentives and allowances include volume or purchase based incentives, advertising allowances, and promotional discounts. The purpose of these incentives and allowances is generally to aid in the reduction of the costs incurred by the Company for stocking, advertising, promoting and selling the vendor's products. Due to system constraints and the nature of certain allowances, these allowances are applied as a reduction of inventory costs using a rational and systematic methodology, which results in the recognition of these incentives when the inventory related to the initial purchase is sold. Amounts that represent a reimbursement of specific identifiable incremental costs, such as advertising, are recorded as a reduction to the related expense in the period that the related expense is incurred.

                            AMERICAN CONSUMERS, INC.

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

          Property and equipment:

          Expenditures for property and equipment are charged to asset accounts at cost. Depreciation is provided on the straight-line and declining-balance methods at rates based upon the estimated useful lives of the various classes of depreciable property. Repairs and maintenance are expensed as incurred. Depreciation expense included in the statements of income was $303,820, $300,212, and $268,370 in 2005,
          2004  and  2003,  respectively.

          Revenue recognition:

          The financial statements of the Company are prepared under the accrual method of accounting. The Company recognizes income on the sale of all grocery and non-food merchandise at the point-of-sale.

          Advertising costs:

          Advertising costs are charged to operations when incurred. Advertising costs charged to operations were $628,455, $571,991, and $602,244 in 2005, 2004, and 2003, respectively.

          Deferred income taxes:

          The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which requires that deferred income taxes be determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of the enacted tax laws. Valuation allowances are used to reduce deferred tax assets to the amount considered likely to be realized.

          Recent accounting pronouncements:

          Emerging Issues Task Force (EITF) Issue No. 03-10, "Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers" was effective for the Company's fiscal year ended May 28, 2004. This EITF guidance promotes the appropriate accounting treatment for general vendor funded incentives that are redeemable by the Company and at other retailers by including them in their reported sales. The adoption of this guidance did not have a material effect on the Company's financial statements.

                            AMERICAN CONSUMERS, INC.

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

          Recent accounting pronouncements: (continued)

          In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4" which clarifies that inventory costs that are "abnormal" are required to be charged to expense as incurred as opposed to being capitalized into inventory as a product cost. SFAS No. 151 provides examples of "abnormal" costs to include costs of idle facilities, excess freight and handling costs and spoilage. SFAS No. 151 will become effective for fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material effect on the Company's financial statements.

Note 2.   Short-Term Borrowings

          The  Company  had  a  line-of-credit  agreement  with  a bank totaling
          $500,000 at May 28, 2005 and May 29, 2004. The interest rate on amounts outstanding under the line-of-credit was based on prime plus .50% at May 28, 2005, subject to a 6.0% floor. This line-of-credit agreement was renewed on June 27, 2005, and the new interest rate floats at prime, subject to a 6.0% floor. This agreement matures on June 27, 2006. The line-of-credit is secured by the Company's certificate of deposit, as well as by a security interest in substantially all of its accounts receivable, inventory, machines and equipment, furniture and fixtures and by personal guarantees of Michael A. Richardson and Paul R. Cook, the Company's President and CEO and Executive Vice President and CFO, respectively.

          At May 28, 2005 and May 29, 2004, the Company had short-term borrowings consisting of unsecured notes payable to Michael and Diana Richardson, principal shareholders of the Company, and to their son, Matthew Richardson. These notes provide for interest at .25% below the bank's base rate and are payable on demand.

          A summary of short-term borrowings for the fiscal years ended May 28, 2005 and May 29, 2004, is as follows:

                                                        2005       2004
                                                      ---------  ---------
          Line-of-credit agreements                   $400,000   $300,000
          Loans payable to shareholders                 34,119     40,050
                                                      ---------  ---------

             Total outstanding                        $434,119   $340,050
                                                      =========  =========

          Weighted average interest rate at year end      6.13%      5.76%
                                                      ---------  ---------

          Weighted average interest rate during year      5.99%      5.87%
                                                      ---------  ---------

          Maximum amount outstanding during year      $440,610   $354,847
                                                      =========  =========

          Average amount outstanding during year      $399,438   $229,743
                                                      =========  =========

                            AMERICAN CONSUMERS, INC.

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 3.   Long-Term Debt

          Long-term debt consists of the following notes payable at May 28, 2005 and May 29, 2004:

                                                                     2005      2004
                                                                   --------  --------
          Note payable to Northwest Georgia Bank;
            principal and interest due in monthly installments
            of $11,381, through September 2006; interest
            at prime rate; collateralized by equipment,
            accounts receivable, inventory, and personal
            guarantees of the Company's President and
            Executive Vice President                               $137,287  $264,000

          Note payable to Northwest Georgia Bank;
            principal and interest due in monthly installments
            of $3,576, through April 2006; interest at prime rate
            plus 1.5%; collateralized by equipment, inventory,
            and personal guarantees of the Company's President
            and Executive Vice President                             27,648    64,212

          Note payable to Northwest Georgia Bank;
            principal and interest due in monthly installments
            of $6,781, through December 2008; interest at prime
            rate with 6.00% floor; collateralized by equipment,
            inventory, and personal guarantees of the Company's
            President and Executive Vice President                  261,309   324,725

          Vehicle installment loans; due in monthly installments
            of $1,305, through December 2004; collateralized
            by automobiles                                                -     9,141
                                                                   --------  --------
                                                                    426,244   662,078

          Less current maturities                                   227,309   241,510
                                                                   --------  --------

          Total long-term debt                                     $198,935  $420,568
                                                                   ========  ========

                            AMERICAN CONSUMERS, INC.

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 3.   Long-Term Debt (continued)

          The aggregate maturities or principal payments required on long-term debt for years subsequent to May 28, 2005, are as follows:

                         Year              Amount
                         ----             --------
                         2006             $227,309
                         2007               76,863
                         2008               76,124
                         2009               45,948


Note 4.   Lease Commitments

          The Company leases the facilities in which its retail grocery operations are located under noncancelable operating leases that expire at various dates through December 2009. Substantially all of the leases include renewal options. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of May 28, 2005:

                           Fiscal                  Minimum
                         Year Ending               Rentals
                         -----------              ----------
                           2006                   $  603,956
                           2007                      529,855
                           2008                      314,048
                           2009                      140,419
                           2010                       26,238
                                                  ----------

                           Total                  $1,614,516
                                                  ==========

          Rental expense for the fiscal years ended May 28, 2005, May 29, 2004, and May 31, 2003, is as follows:

                                               2005      2004      2003
                                             --------  --------  --------
          Minimum rentals                    $609,105  $577,213  $535,645
          Contingent rentals based on sales    12,703    16,628    10,509
                                             --------  --------  --------

              Total                          $621,808  $593,841  $546,154
                                             ========  ========  ========

                            AMERICAN CONSUMERS, INC.

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 5.   Federal and State Income Taxes

          No amounts have been provided for current and deferred federal and state tax expense in the statements of income for any of the three years ended May 28, 2005, as a result of continued net operating losses and the related full valuation of the Company's net deferred tax assets.

          A reconciliation of income tax expense computed by applying the U.S. Federal statutory rates to income before income taxes and actual income tax expense is as follows:

                                                     2005       2004       2003
                                                   ---------  ---------  --------
          Federal income tax expense (benefit)
            computed at the statutory rates        $(49,700)  $(35,400)  $ 6,600
          State income tax, net of federal
            income tax benefit                      (18,000)   (13,000)    2,200
          Change in deferred tax asset valuation     67,700     48,400    (8,200)
            allowance                              ---------  ---------  --------

              Total income tax expense (benefit)   $      -   $      -   $     -
                                                   =========  =========  ========

          The tax effects of significant temporary differences that comprise deferred tax assets and liabilities at May 28, 2005 and May 29, 2004, are as follows:

                                                            2005        2004
                                                         ----------  ----------
          Deferred tax assets:
            Net operating loss carryforward              $(140,000)  $(105,100)
            Other                                          (16,300)     (2,600)

          Deferred tax liabilities:
            Depreciable basis of property and equipment     38,200      57,300

          Deferred tax asset valuation allowance           118,100      50,400
                                                         ----------  ----------

                                                         $       -   $       -
                                                         ==========  ==========

          At May 28, 2005, the Company has net operating loss carryforwards for federal and state income tax purposes of $692,304 and $654,628, respectively. The Company has established a full valuation allowance, which effectively reduces the carrying value of its net deferred taxes to zero at May 28, 2005 and May 29, 2004. Unless the Company realizes sufficient taxable income in future periods to demonstrate that the likelihood of realization of the net deferred tax assets is reasonably assured under the accounting guidelines of SFAS No. 109, this valuation allowance will be continued in future periods. If not utilized, the carryforwards will expire at various dates through 2024.

                            AMERICAN CONSUMERS, INC.

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 6.   Employee Benefit Plan

          The Company has adopted a 401(k) employee benefit plan covering substantially all employees who have met minimum service and age requirements. The service and age requirements were waived for the initial plan participants to encourage participation. The Company's annual contribution is discretionary. The Company's contribution to the plan was $7,500 in 2005, 2004 and 2003.

Note 7.   Concentration of Credit Risk and Major Supplier

          The Company maintains a certificate of deposit and other deposit accounts at financial institutions in amounts that exceed the Federal Deposit Insurance Corporation (FDIC) insurance limit. The total of deposits that exceeded the FDIC insurance limit was $251,467 at May 28, 2005. The Company believes that maintaining deposits in these financial institutions does not represent a significant credit risk and that the Company benefits from favorable banking relationships as a result of maintaining deposits with these institutions.

          Approximately 82 percent of the Company's purchased merchandise for the year ended May 28, 2005, was procured from the Company's main supplier.

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

Note 9.   Segment Reporting

          SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" provides for the identification of reportable segments on the basis of discreet business units and their financial information to the extent such units are reviewed by an entity's chief decision maker (which can be an individual or group of management persons). The Statement permits aggregation or combination of segments that have similar characteristics. In the Company's operations, each store is viewed by management as being a separately identifiable business or segment from the perspective of monitoring performance and allocation of financial resources. Although the stores operate independently and are managed and monitored separately, each is substantially similar in terms of business focus, type of customers, products and services. Accordingly, the Company's financial statements reflect the presentation of segment information on an aggregated basis in one reportable segment.

                            AMERICAN CONSUMERS, INC.

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 10.  Fair Value of Financial Instruments

          The carrying values of cash and short-term investments, the certificate of deposit, accounts receivable, short-term borrowings, accounts payable and accrued liabilities are reasonable estimates of their fair values because of the short maturity of these financial instruments. Based on the borrowing rates available to the Company for long-term debt with similar terms and average maturities, the carrying amounts approximate the fair value of such financial instruments.

                            AMERICAN CONSUMERS, INC.

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 11.  Quarterly Data (unaudited)

                                                                         Years Ended
                                    ---------------------------------------------------------------------------------------
                                                           May 28, 2005                                May 29, 2004
                                    ---------------------------------------------------------  ----------------------------
                                      Thirteen       Thirteen       Thirteen      Thirteen       Thirteen       Thirteen
                                     Weeks Ended    Weeks Ended   Weeks Ended    Weeks Ended    Weeks Ended    Weeks Ended
                                      5/28/2005      2/26/2005     11/27/2004     8/28/2004      5/29/2004      2/28/2004
                                    -------------  -------------  ------------  -------------  -------------  -------------
Net sales                           $  7,989,118   $  7,903,607   $  8,182,495  $  8,025,971   $  7,872,486   $  7,604,053
Cost of goods sold                     6,087,839      6,039,155      6,206,884     6,096,749      6,036,816      5,704,260
                                    -------------  -------------  ------------  -------------  -------------  -------------

  Gross profit                         1,901,279      1,864,452      1,975,611     1,929,222      1,835,670      1,899,793

Operating, general and
  administrative expenses              1,987,972      2,010,879      1,969,071     2,063,419      1,994,369      1,950,405
                                    -------------  -------------  ------------  -------------  -------------  -------------

  Operating income (loss)                (86,693)      (146,427)         6,540      (134,197)      (158,699)       (50,612)

Other income                              22,376         11,609         31,039        23,994         20,234         22,395
Interest expense                          14,751         15,288         14,881        14,681         12,847         13,521
                                    -------------  -------------  ------------  -------------  -------------  -------------

Income (loss) before income taxes        (79,068)      (150,106)        22,698      (124,884)      (151,312)       (41,738)
Income taxes                                   -              -              -             -              -              -
                                    -------------  -------------  ------------  -------------  -------------  -------------

Net income (loss)                   $    (79,068)  $   (150,106)  $     22,698  $   (124,884)  $   (151,312)  $    (41,738)
                                    =============  =============  ============  =============  =============  =============


Earnings (loss) per common share:   $      (0.10)  $      (0.19)  $       0.03  $      (0.15)  $      (0.18)  $      (0.05)
                                    =============  =============  ============  =============  =============  =============


                                             Years Ended
                                    ----------------------------
                                             May 29, 2004
                                    ----------------------------
                                      Thirteen       Thirteen
                                     Weeks Ended    Weeks Ended
                                     11/29/2003      8/30/2003
                                    -------------  -------------
Net sales                           $  7,201,004   $  7,333,712
Cost of goods sold                     5,491,030      5,586,946
                                    -------------  -------------

  Gross profit                         1,709,974      1,746,766

Operating, general and
  administrative expenses              1,754,769      1,773,696
                                    -------------  -------------

  Operating income (loss)                (44,795)       (26,930)

Other income                              24,944         22,513
Interest expense                           8,864          9,868
                                    -------------  -------------

Income (loss) before income taxes        (28,715)       (14,285)
Income taxes                                   -              -
                                    -------------  -------------

Net income (loss)                   $    (28,715)  $    (14,285)
                                    =============  =============


Earnings (loss) per common share:   $      (0.04)  $      (0.02)
                                    =============  =============


                                       29