Form 10-K, Exhibit 13
period 2006-06-03
AMERICAN CONSUMERS INC
filed 2006-09-01
CIK 4811

Exhibit 13


                                      AMERICAN CONSUMERS, INC.

                                 FIVE-YEAR  SUMMARY  OF  OPERATIONS

                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

---------------------------------------------------------------------------------------------------

                                                          FISCAL YEAR ENDED
                                    ---------------------------------------------------------------
                                      JUNE 3       MAY 28       MAY 29       MAY 31       JUNE 1
                                       2006         2005         2004         2003         2002
                                    (53 Weeks)   (52 Weeks)   (52 Weeks)   (52 Weeks)   (52 Weeks)
                                    -----------  -----------  -----------  -----------  -----------

NET SALES                           $   33,280   $   32,101   $   30,011   $   29,625   $   28,900
                                    -----------  -----------  -----------  -----------  -----------

COST AND EXPENSES:
  Cost of goods sold                    25,234       24,431       22,819       22,524       22,313
  Operating, general and
    administrative expenses              8,262        8,031        7,473        7,098        6,881
  Interest expense                          60           59           45           56           73
  Other income, net                       (109)         (89)         (90)         (93)         (96)
                                    -----------  -----------  -----------  -----------  -----------

      Total                             33,447       32,432       30,247       29,585       29,171
                                    -----------  -----------  -----------  -----------  -----------

Income (loss) before income taxes         (167)        (331)        (236)          40         (271)
                                    -----------  -----------  -----------  -----------  -----------

INCOME TAXES:
  Federal                                    -            -            -            -          (42)
  State                                      -            -            -            -           (2)
                                    -----------  -----------  -----------  -----------  -----------

      Total                                  -            -            -            -          (44)
                                    -----------  -----------  -----------  -----------  -----------

NET INCOME (LOSS)                   $     (167)  $     (331)  $     (236)  $       40   $     (227)
                                    ===========  ===========  ===========  ===========  ===========

PER SHARE AMOUNTS:
  Net income (loss)                 $     (.21)  $     (.41)  $     (.29)  $      .05   $     (.27)
                                    ===========  ===========  ===========  ===========  ===========

  Cash dividends                    $        -   $        -   $        -   $        -   $        -
                                    ===========  ===========  ===========  ===========  ===========

WEIGHTED AVERAGE NUMBER
  OF SHARES OUTSTANDING                    800          807          814          818          825
                                    ===========  ===========  ===========  ===========  ===========

TOTAL ASSETS                        $    3,512   $    3,607   $    4,090   $    4,046   $    4,469
                                    ===========  ===========  ===========  ===========  ===========

LONG-TERM DEBT                      $  222,617   $  426,244   $  662,078   $  514,236   $  681,154
                                    ===========  ===========  ===========  ===========  ===========

---------------------------------------------------------------------------------------------------

Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein for a discussion of the timing of new store openings and other factors which affect the comparability of the summary information presented above for each of the Company's past five fiscal years.

                         MARKET AND DIVIDEND INFORMATION


     The Company's common stock is traded in the over-the-counter market. The approximate number of record holders of the Company's common stock at June 3, 2006, was 807. The following table gives the range of high and low bid quotations and dividends for each quarterly period for the two most recent fiscal years.

                   Bid Prices   Asked Prices  Dividends
--------------------------------------------------------
                  High    Low   High    Low   Per Share
                  -----  -----  -----  -----  ---------
2006
--------------------------------------------------------
  First Quarter   $1.20  $1.01  $3.00  $3.00     None
--------------------------------------------------------
  Second Quarter  $1.20  $1.20  $3.00  $3.00     None
--------------------------------------------------------
  Third Quarter   $1.26  $1.20  $3.00  $3.00     None
--------------------------------------------------------
  Fourth Quarter  $1.26  $1.26  $3.00  $3.00     None
--------------------------------------------------------

2005
--------------------------------------------------------
  First Quarter   $0.87  $0.87  $1.50  $1.50     None
--------------------------------------------------------
  Second Quarter  $0.90  $0.90  $4.00  $4.00     None
--------------------------------------------------------
  Third Quarter   $0.90  $0.90  $4.00  $4.00     None
--------------------------------------------------------
  Fourth Quarter  $1.01  $1.01   None   None     None
--------------------------------------------------------

     The information set forth in the above table is supplied through Pink Sheets LLC where available.

     There is no established public trading market for the Company's stock, and the information set forth above is based on a small number of isolated quotations and reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual trades. The market-makers as of June 3, 2006, are:

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

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                           CONDITION AND RESULTS OF OPERATIONS

                                  RESULTS OF OPERATIONS
                                  ---------------------

                                                             FISCAL YEAR ENDED
                                                 ----------------------------------------
                                                   June 3,       May 28,       May 29,
                                                     2006          2005          2004
                                                 ------------  ------------  ------------

Sales                                            $33,279,928   $32,101,191   $30,011,255
% Sales Increase                                        3.67%         6.96%         1.31%
Gross Margin %                                         24.18%        23.89%        23.97%
Operating, General and Administrative Expense:
  Amount                                         $ 8,262,133   $ 8,031,341   $ 7,473,239
  % of Sales                                           24.83%        25.02%        24.90%
Net Loss                                         $  (167,379)  $  (331,360)  $  (236,050)

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

The Company continues to struggle with operating losses as we are faced with increased operating expenses and competition from larger grocery retailers operating in the markets served by our stores. The Company realized a net loss for the year ended June 3, 2006 of $167,379, as compared to a net loss for the fiscal year ended May 28, 2005 of $331,360 and a net loss of $236,050 for the fiscal year ended May 29, 2004.

The Company's 24.18% gross margin for fiscal 2006 represents an improvement of 0.29% over fiscal 2005 and an improvement of 0.21% as compared to fiscal 2004. This reversed the 0.08% reduction in gross margin that we experienced last year as compared to fiscal 2004 and contributed greatly to the $163,981 reduction in net loss for fiscal 2006 versus 2005. The gross margin improved because, whereas gross margin was negatively impacted during the second half of fiscal 2005 by the fact that our primary inventory supplier increased its wholesale markup from 3.0% to 3.5% during the third quarter and competition prevented us from immediately passing the increase through to the retail level, management succeeded during fiscal 2006 in strategically adjusting the Company's retail pricing mix to recapture the remainder of this increase. Similarly, while we were not able to immediately adjust our prices to recover a fuel surcharge that the supplier implemented during the second quarter of fiscal 2006, ongoing adjustments to our pricing mix also offset this increase in our wholesale inventory costs by fiscal year end. Unfortunately, increases in several items of operating, general and administrative expenses, including a significant non-recurring theft loss experienced during the fourth quarter of fiscal 2006, more than offset the improved gross margin, resulting in the net loss for the year. The gross margin reduction that occurred in the second half of fiscal 2005, coupled with significant increases in operating, general and administrative expenses for the year, were the principal drivers of the $95,310 increase in net loss for fiscal 2005 versus 2004. Major factors contributing to the net loss experienced in fiscal 2004 included expenditures associated with the establishment of our eighth grocery store location in Tunnel Hill, Georgia, payroll increases at all store locations and a significant increase in our worker's compensation insurance premium.

Management actively monitors both the gross margin and the company's retail pricing structure in an attempt to maximize profitability. Management began working on the Company's gross margin during the quarter ended August 31, 2002, at which time the gross margin stood at 22.79% for the fiscal year ended June 1, 2002. While occasional improvements in gross profit have been seen in recent periods, such as the increase we achieved during fiscal 2006, it is difficult to maintain a trend of consistent improvement in the gross margin due to competitive conditions which often delay the Company's ability to pass through price increases experienced at the wholesale level. Accordingly, while management attempts to offset increases in its cost, such as our principal supplier's pricing increases discussed above, further improvements in the gross margin may not be achievable at this time, and further deterioration in the Company's gross margin is possible. Management believes that competitive pressures on the Company, which have led to the losses experienced in recent periods, will continue to increase over time as a result of the increased presence of larger competitors operating in the Company's trade area. These competitors have greater financial resources than those of the Company, and may be able to obtain preferential treatment from suppliers in the form of advertising allowances, lower prices and other concessions not available to the Company. These factors allow our competitors to engage in aggressive pricing and promotional activities that the Company cannot match, putting us at a competitive disadvantage.

Our gross margins may not be directly comparable to those of our larger competitors, since some of those companies may include the costs of their internal distribution networks in cost of goods sold - thus impacting the gross margin - while others reflect such costs elsewhere (such as in operating, general and administrative expenses). Unlike many of the larger grocery store chains with which we compete, the Company does not have an internal distribution network. Inventory is delivered directly to our individual store locations by our wholesale supplier, which recovers its distribution costs through the markup that it charges to the Company. Accordingly, our cost of goods sold as reflected in the Company's financial statements is comprised principally of our direct wholesale cost for the acquisition of such inventory, net of applicable rebates and allowances as discussed under "Inventories" in Note 1 the accompanying financial statements.

Due to continued increases in net sales, the trend of operating and administrative expenses increasing as a percent of sales appears to have moderated, as operating and administrative expenses decreased by 0.19% of sales in fiscal 2006 as compared to fiscal year 2005, versus increasing by 0.12% of total sales in fiscal 2005 compared to 2004. Still, these expenses have continued to increase in absolute terms with the addition of the Company's seventh and eighth grocery stores since April 28, 2001, as well as the unusual theft loss and the additional increases in corporate level expenses detailed below.

Operating, general and administrative expenses increased overall by $230,792 (or 2.9%) in fiscal 2006 as compared to 2005, and increased by $558,102 (or 7.5%) in fiscal 2005 as compared to 2004. A detailed breakdown and discussion of these expenses is presented below. Management continues to monitor these expenses and continues to evaluate the performance of each of our grocery store locations to determine their long term value to the Company.

Interest expense remained essentially flat during fiscal 2006 (increasing by only $393), in spite of a $203,627 reduction in our long-term debt. The effects of this reduction were offset by a $93,012 increase in the Company's short-term working capital financing and by an increase in the weighted average interest rate on our debt (from 6.11% to 7.37%) due to increases in the prime rate during the year. The increase in interest expense was more than offset, however, by a $6,845 increase in interest income for fiscal 2006 versus 2005, which resulted from a favorable repricing of our bank certificate of deposit during the year. This contrasts with fiscal 2005, during which interest expense increased by $14,501 as compared to the prior year, due to increases in both our credit line borrowings and the effective interest rate on a portion of our variable rate debt, and interest income simultaneously decreased by $9,695 due to an unfavorable repricing of our bank certificate of deposit during the year.

Sales:
-----

Sales for the fiscal year ended June 3, 2006 increased by 3.67% over the previous year. Approximately 55% of this sales increase was due to the fact that our 2006 fiscal year contained 53 weeks, while fiscal 2005 was a 52-week year. Besides the extra week of operations, fiscal 2006 sales also were helped by a successful Super Bowl promotion and two significant snowfalls during the third quarter (which tend to generate short-term spikes in grocery sales as customers "stock up" on staple items), and by the success of a major promotion that we ran in celebration of the Company's 50th anniversary in May 2006. Seven of our eight locations experienced same-store sales increases (ranging from 1.0% to 11.4%) for fiscal 2006 as compared to fiscal 2005. Our remaining store, which experienced a 2.3% sales decrease for fiscal 2006, was negatively impacted by the fact that another tenant moved out of the shopping center where it is located during the year, as well as by generally unfavorable traffic pattern conditions at that location. This store also was the location of the theft loss that was detected during the year-end audit.

Sales for the year ended May 28, 2005 included an entire year of sales for our Tunnel Hill store, opened on January 5, 2004. Sales without Tunnel Hill for fiscal 2005 increased 1.32%, while the addition of the Tunnel Hill store accounted for the remainder of the 6.96% sales increase over the 2004 fiscal year. The remaining 1.32% increase was attributable to the closing of one of the Company's main competitors in Dayton, Tennessee in April 2004. Sales for the Dayton location increased 9.88% in fiscal 2005 as compared to fiscal 2004, while our other store locations saw either negligible growth in sales or minimal declines. Excluding the impact of the Tunnel Hill store addition, sales for the year ended May 29, 2004 actually decreased 2.50% as compared to the year ended May 31, 2003.

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

The following table sets forth information for the last three fiscal years as to the amount of total sales contributed by each class of products which contributed a significant percentage of the total retail sales and revenues of the Company during such periods:

                                  Fiscal 2006    Fiscal 2005    Fiscal 2004
     Product Class                (53 Weeks)     (52 Weeks)     (52 Weeks)
     --------------------------  -------------  -------------  -------------
     Meat and Deli               $   9,533,808  $   9,230,478  $   8,327,742
     Produce                         2,563,086      2,344,420      2,206,198
     Grocery and Non-Food Items     21,183,034     20,526,293     19,477,315

Gross  Margin:
-------------

As discussed above, the Company's gross margin of 24.18% for the year ended June 3, 2006 increased by .29% over fiscal year 2005, reversing a 0.08% reduction in gross margin that occurred last year and representing an increase of 0.21% over the gross margin of 23.97% realized in fiscal years 2004 and 2003. This improvement in the gross margin is principally attributable to our success in strategically adjusting retail prices over the past fiscal year to offset both our primary supplier's increase in its wholesale markup from 3% to 3.5% during the third quarter of fiscal 2005 and a fuel surcharge implemented by the supplier in during the second quarter of fiscal 2006. While we will attempt to sustain these improvements in gross margin by adjusting the Company's retail prices to recover future cost increases, competitive conditions may limit the extent to which we are able to do so.

Operating,  General  and  Administrative  Expenses:
--------------------------------------------------

The Company's ongoing operating, general and administrative expenses are comprised mainly of personnel salary and related payroll costs, utilities and telephone expenses, rent, insurance expense, advertising and promotion expense, general and office supplies expense, repairs and maintenance, depreciation expense, bank service charges and credit card fees, bad checks expense, professional fees, and other minor miscellaneous expenses. In accordance with EITF 02-16, advertising rebates received from suppliers are deducted from advertising expense within this category.

The following table details the components of operating, general and administrative expenses, both in absolute terms and as a percentage of the total of all such expenses, for fiscal years 2006, 2005 and 2004:

                                                        % of 2006                % of 2005                % of 2004
Expense Item                               2006 Amount    Total    2005 Amount     Total    2004 Amount     Total
------------                               -----------  ---------  ------------  ---------  ------------  ---------
Payroll                                    $ 3,936,440       47.6  $  3,932,634       49.0  $  3,747,605       50.2
Utilities and telephone expense                718,550        8.7       653,600        8.1       591,574        7.9
Rent                                           628,765        7.6       621,808        7.7       593,841        7.9
Insurance                                      627,826        7.6       674,109        8.4       583,301        7.8
Advertising and promotion                      611,447        7.4       628,455        7.8       571,991        7.7
General and office supplies                    367,303        4.5       327,785        4.1       301,936        4.0
Repairs and maintenance                        359,460        4.4       349,754        4.4       333,651        4.5
Depreciation                                   279,250        3.4       303,820        3.8       300,212        4.0
Bank service charges and credit card fees      160,347        1.9       115,629        1.4        75,280        1.0
Bad checks                                     120,583        1.5        87,502        1.1        66,506        0.9
Professional fees                              118,195        1.4       108,553        1.4        97,181        1.3
Theft loss                                      98,750        1.2             -          -             -          -
All other misc.                                235,217        2.8       227,692        2.8       210,161        2.8
                                           -----------  ---------  ------------  ---------  ------------  ---------
TOTAL                                      $ 8,262,133      100.0  $  8,031,341      100.0  $  7,473,239      100.0
                                           ===========  =========  ============  =========  ============  =========

Overall, operating, general and administrative expenses increased by $230,792 (or 2.9%) in fiscal 2006 as compared to 2005. Approximately 43% of this increase is attributable to a loss of $98,750 (net of expected insurance recoveries of $24,000) due to an alleged employee theft of cash at one of our grocery stores that was detected during the fiscal 2006 audit of the Company's financial statements. The Company's practice of cashing payroll checks for customers at its grocery store locations contributed to the circumstances that led to this loss, and also contributed to the $44,718 increase in bank service charges and credit card fees and the $33,081 increase in bad checks expense that the Company experienced during fiscal 2006. The increase in bank service charges is also partially attributable to increases in merchant fees paid by the Company as more customers elect to pay for grocery purchases with debit and credit cards. Management believes that the practice of cashing customers' checks, while posing certain risks for the Company, is also vital to our competitive strategy for maintaining customer traffic and growing sales in the face of the increased competition from larger grocery retailers that we have experienced in recent years. We have installed a check verification system to reduce bad checks expense and are investigating a possible upgrade to a more sophisticated system to further combat this problem. We are also exploring other measures to improve our process for managing customer check cashing activities and reducing associated expenses while continuing to offer this service to our customers. Other significant increases in this category of expenses for fiscal 2006 included an increase of $64,950 in utilities and telephone expense during 2006, largely due to increasing energy costs in recent periods which are beyond the Company's control, an increase of $39,518 in expenditures for supplies, primarily related to price increases experienced during the year for many of the routine supplies (particularly certain petroleum-based packaging materials) purchased by the Company, and an increase of $9,706 in repairs and maintenance related to the overall aging of the Company's equipment. These increases were partially offset by decreases during fiscal 2006 of $46,283 in insurance expense (due mainly to a decrease of approximately $40,000 in our worker's compensation insurance premium for the year), $17,008 in advertising and promotion expense (reflecting the fact that we did not run certain programs that were primarily responsible for the $56,464 increase last year, but also offset by increases in the cost of other promotions), and $24,570 in depreciation (reflecting a significant reduction in our purchases of new equipment during fiscal 2006, as well as the fact that some of our older equipment is now fully depreciated). Further, the relatively insignificant increase of $3,806 in payroll for fiscal 2006, as compared to much more significant increases in each of the prior two years, reflects management's efforts to reduce payroll expense through better scheduling and the use of part-time employees.

Operating, general and administrative expenses increased by $558,102 (or 7.5%) in fiscal 2005 as compared to 2004. Significant components of the overall increase in these expenses during fiscal 2005 included increases in payroll ($185,029), insurance premiums ($90,808), advertising and promotion ($56,464), utilities and telephone expense ($62,026), rent ($27,967), general and office supplies expense ($25,849), bank service charges and credit card fees ($40,349) and bad checks expense ($20,996), all of which were significantly impacted by the addition of our eighth grocery store during fiscal 2004. Additionally, repairs and services expense and depreciation expense increased by significantly greater amounts in fiscal 2004 than in fiscal 2005, reflecting the initial refurbishment and capital equipment expenditures associated with the opening of the Tunnel Hill store.

Finally, a significant contributor to the increases in professional fees during both fiscal 2006 and fiscal 2005 ($9,642 and $11,372, respectively) was increased regulatory costs related to compliance with the Sarbanes-Oxley Act of 2002.

Other  Income:
-------------

The components of net other income for the fiscal years ended June 3, 2006, May 28, 2005 and May 29, 2004 were as follows:

     Description                                2006 Amount   2005 Amount   2004 Amount
     -----------                                ------------  ------------  ------------

     Check cashing fees                         $     66,755  $     52,133  $     31,139
     Funds received for handling money orders          8,118         5,940        15,870
     Vendor's compensation from the States of
       Alabama and Georgia for collecting and
       remitting sales taxes on a timely basis        14,516        14,153        13,664
     Returned check fees                                 570         6,003        10,264
     Revenue related to Fed-Ex shipments/other         7,886         6,756         5,421
     Interest income                                  10,878         4,033        13,728
                                                ------------  ------------  ------------
     TOTAL                                      $    108,723  $     89,018  $     90,086
                                                ============  ============  ============

As noted above, both the $6,845 increase in interest income for fiscal 2006 versus 2005 and the $9,695 decrease in interest income for fiscal 2005 versus 2004 were due principally to the repricing of the Company's bank certificate of deposit during such periods. Changes in the remaining components of other income as presented above relate primarily to variations in the volume of the associated activity or service provided by the Company during each of the fiscal years presented.

Income  Taxes:
--------------

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

No amounts have been provided for current and deferred federal and state tax expense in the statements of income for any of the three years ended June 3, 2006, as a result of continued net operating losses and the related valuation of the Company's net deferred tax assets.

At June 3, 2006, the Company has net operating loss carryforwards for federal and state income tax purposes of $747,024 and $666,022, respectively. The Company has established a valuation allowance, which effectively reduces the carrying value of its net deferred taxes to zero at June 3, 2006 and May 28, 2005. Unless the Company realizes sufficient taxable income in future periods to demonstrate that the likelihood of realization of the net deferred tax assets is reasonably assured under the accounting guidelines of SFAS No. 109, this valuation allowance will be continued in future periods. If not utilized, the carryforwards will expire at various dates through 2025.

Inflation:
----------

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


                               FINANCIAL CONDITION
                               -------------------

Liquidity  and  Capital  Resources:
-----------------------------------

Changes in the Company's liquidity and capital resources during the periods presented resulted primarily from the following:

During the fiscal year ended June 3, 2006, the Company generated $275,309 in cash flow from operating activities, increased its draws under its line of credit with Northwest Georgia Bank by $100,000 (bringing the outstanding line balance to the full $500,000 available to the borrowed), and incurred additional long-term debt in the amount of $22,212 in connection with the purchase of a new vehicle. The Company's cash and cash equivalents increased by approximately $35,895 and its certificate of deposit increased by $11,925 for fiscal 2006. In addition to funding our ordinary working capital requirements, these funds were utilized to reduce the Company's long-term debt by a net amount of approximately $203,627 and its borrowings from affiliated parties by $6,988 during the year, to redeem $7,082 in common stock, and to fund purchases of property, plant and equipment of $115,880. These purchases of property and equipment included the replacement of two vehicles financed through payment of $17,678 in cash and manufacturer financing in the amount of $22,212 on one of the vehicles, plus the trade-in value received for the two older vehicles replaced, as well as $68,680 to replace certain refrigeration equipment at one store and some smaller equipment purchases and miscellaneous shelving upgrades and leasehold improvements. We presently estimate that capital expenditures for required replacements of equipment in the ordinary course during fiscal 2007 will be $30,000 or less, which we expect to fund from operating cash flows. Additionally, we expect to have to replace anywhere from one to three additional vehicles during fiscal 2007 at an estimated cost of approximately $25,000 per vehicle, which we expect to fund through either bank or manufacturer financing, whichever option will provide the Company with the most favorable terms. Finally, while management is attempting to postpone future upgrades of our existing cash registers and scanning equipment beyond fiscal 2007, pending changes that will add an additional digit to the bar codes on the inventory that we carry will likely require such upgrades within the next two to five fiscal years. We cannot reliably estimate the cost of any such upgrades at the present time, but we will attempt to manage the number of units purchased and the timing of such purchases in a manner which both contains the Company's overall costs and allows us to finance these purchases on the most favorable terms that we are able to obtain.

While the Company encountered a net loss of $167,379 for fiscal 2006, its impact on the Company's liquidity was more than offset by depreciation and amortization in the amount of $279,250, which has no effect on the Company's cash flow. Our liquidity and cash position also were favorably impacted during fiscal 2006 by a $82,658 reduction in inventories, reflecting management's continued efforts to reduce inventories following the buildup which occurred during fiscal 2004, and by an increase in accounts payable of $190,145. As the Company has experienced continued operating losses in recent years, we have been forced to rely more extensively on managing these elements of the Company's overall working capital structure, as well as on additional borrowings under the line of credit, to fund ongoing operations. Conversely, liquidity was negatively impacted by an alleged employee theft of cash that occurred at one of our grocery stores during the fiscal year and accounted for $98,750 (net of expected insurance recoveries of $24,000) of the Company's $167,379 net loss for fiscal 2006.

During the fiscal year ended May 28, 2005, the Company generated $150,760 in cash flow from operating activities, increased its draws under its line of credit with Northwest Georgia Bank by $100,000 and reduced its cash and cash equivalents by $36,376 and reduced its certificate of deposit by $20,640. These funds were utilized to purchase $56,588 in property and equipment, to redeem $9,423 in common stock, and to reduce the Company's long-term debt by $235,834 and its borrowings from affiliated parties by $5,931 during the fiscal year.
The impact on the Company's liquidity of the $331,360 net loss incurred in fiscal 2005 was softened by the fact that much of the loss was comprised of $303,820 in depreciation and amortization, which has no impact of the Company's cash flow. Following the substantial increase in inventories which occurred in fiscal 2004 in connection with the addition of our eighth grocery store, management concentrated during fiscal 2005 on reducing the Company's overall inventories, resulting in a net reduction of $156,884 which also had a positive impact on our liquidity. We also significantly reduced capital spending during fiscal 2005, with purchases of property and equipment amounting to $56,588 for the 2005 year as compared to $341,752 for fiscal 2004, which included significant capital expenditures related to the establishment of our eighth grocery store location.

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

The ratio of current assets to current liabilities was 1.66 to 1 at the end of the latest fiscal year, June 3, 2006 compared to 1.74 to 1 at the end of the fiscal year ended on May 28, 2005. Cash, cash equivalents and the certificate of deposit constituted 21.17% of the total current assets at June 3, 2006, as compared to 20.13% at May 28, 2005. These ratios reflect the trends discussed above, in that the Company increased its reliance on bank and vendor financing during the last three fiscal years, due to increased losses which coincided with increased inventory and capital spending requirements in fiscal 2004 related to the establishment of our eighth grocery store location. During fiscal years 2005 and 2006, management has limited additional capital spending and has been working to control costs and to gradually reduce the Company's inventory level in order to moderate the effects of these developments on the Company's overall liquidity by reducing the Company's working capital requirements.

Historically, we have financed our working capital requirements principally through cash flow from operations. Short-term borrowings to finance inventory purchases are provided by the Company's $500,000 line of credit from its bank and through borrowings from related parties, as discussed below. The bank line of credit is secured by our certificate of deposit, as well as by a security interest in substantially all of our accounts receivable, inventory, machines and equipment, furniture and fixtures and by personal guarantees of Michael A. Richardson and Paul R. Cook, the Company's President and CEO and Executive Vice President and CFO, respectively. While we believe that these sources will continue to provide us with adequate liquidity to supply the Company's working capital needs, if the Company's operating losses were to increase relative to depreciation and other non-cash charges, our operating cash flows could be adversely affected. If this happens, we could be required to seek additional financing through bank loans, or other sources, in order to meet our working capital needs. If we were required to seek such additional financing and were not able to obtain it, or were unable to do so on commercially reasonably terms, we could be required to reduce the Company's current level of operations in order to lower our working capital requirements to a level that our present financing arrangements would support.

Short-term borrowings as of the end of the past two fiscal years are presented below:

                                    June 3,   May 28,
                                     2006      2005
                                   --------  --------

     Michael and Diana Richardson  $ 11,840  $ 12,776
     Matthew Richardson              15,291    21,343
     Line of Credit                 500,000   400,000
                                   --------  --------
     Total                         $527,131  $434,119
                                   ========  ========

The Company's line of credit with Northwest Georgia Bank bears interest at prime, subject to a 6.0% floor. Notes to Michael and Diana Richardson and to Matthew Richardson are unsecured, payable on demand and bear interest at .25% below the base rate charged by Northwest Georgia Bank on the line of credit. Michael Richardson is Chairman of the Board and Chief Executive Officer of the Company. Diana Richardson is the wife of Michael Richardson, and Matthew Richardson is their son.

On July 25, 2006, we renewed our $500,000 line of credit with Northwest Georgia Bank for an additional one year term, effective as of June 27, 2006. Under the terms of the renewal, outstanding borrowings bear interest at an annual rate equal to the Wall Street Journal prime rate, subject to a minimum annual interest rate of 6.0%. We are required to make quarterly interest only payments on the outstanding balance, and to repay outstanding principal and accrued interest on June 27, 2007. The outstanding balance on the renewal date was $500,000, representing the full amount of the line, so there were no additional funds available to be borrowed as of such date.

Long-Term  Debt:
----------------

At June 3, 2006, long-term debt included a note payable to Northwest Georgia Bank of $5,941 to finance cash registers and peripheral equipment and a note payable to Northwest Georgia Bank of $196,020 incurred in December 2003 to finance the addition of the Company's eighth grocery store. In addition, a vehicle was purchased and financed through Ford Credit with a balance due at June 3, 2006, of $20,656.

The components of the Company's long term debt as of the end of each of the fiscal years ended June 3, 2006 and May 28, 2005 are set forth in detail in Note 3 to the accompanying financial statements.

The following is a schedule by years of the amount of maturities of all long-term debt subsequent to June 3, 2006:

               Year        Amount
               ----        -------

               2007        $78,120
               2008         78,307
               2009         58,613
               2010          4,861
               2011          2,716

Material  Commitments  and  Contingencies
-----------------------------------------

As noted above, capital expenditures for equipment replacements in the ordinary course during fiscal 2007 are estimated to be $30,000 or less, which we expect to be funded from operating cash flows. Additionally, we expect to have to replace anywhere from one to three additional vehicles during fiscal 2007 at an estimated cost of approximately $25,000 per vehicle, which we expect to fund through either bank or manufacturer financing, whichever option will provide the Company with the most favorable terms. Finally, while management is attempting to postpone future upgrades of our existing cash registers and scanning equipment beyond fiscal 2007, pending changes that will add an additional digit to the bar codes on the inventory that we carry will likely require such upgrades within the next two to five fiscal years. We cannot reliably estimate the cost of any such upgrades at the present time, but we will attempt to manage the number of units purchased and the timing of such purchases in a manner which both contains the Company's overall costs and allows us to finance these purchases on the most favorable terms that we are able to obtain.

The Company has adopted a 401(k) plan that is administered by Capital Bank and Trust Company. Participation in the plan is available to all full-time employees. The Company's annual contributions to the plan are discretionary. The Company's contribution to the plan was $7,500 in each of fiscal years 2006, 2005 and 2004.

The Sarbanes-Oxley Act of 2002 includes provisions addressing audits, financial reporting and disclosure, conflicts of interest and corporate governance at public companies. As discussed above, the Company already has incurred increased professional fees during fiscal years 2005 and 2006 related to compliance with these provisions. Additionally, Section 404 of this Act deals with management's report on internal controls, and will require much in the way of resources to plan, implement and document internal controls. Some of the resources will be in the form of management effort devoted to complying with the new rules, but a significant cost will likely be in increased accounting and consulting fees.

On August 9, 2006, the SEC issued an additional formal extension of the Section 404 compliance dates for non-accelerated filers such as the Company. Non-accelerated filers now will be required to phase-in compliance with Section 404 of the Act as follows: such filers will have to begin providing a report by management assessing the effectiveness of their internal control over financial reporting for fiscal years ending on or after December 15, 2007, but such filers will not be required to provide an auditor's attestation report on internal control over financial reporting for the first time until their first fiscal year ending on or after December 15, 2008. The SEC issued a concept release in May 2006 seeking additional public comment on these issues, and has undertaken to issue additional interpretive guidance intended to ease the burden of Section 404 compliance for smaller public companies sometime in the near future. Further, the Public Company Accounting Oversight Board (PCAOB) has undertaken to issue related revisions to its Auditing Standard No. 2, which governs the auditor's attestation report on internal control over financial reporting, with similar objectives. The SEC's August 9, 2006 release indicated that its revised December 15, 2007 phase-in date could be further extended if the SEC has not issued its additional guidance "in time to be of assistance in connection with annual reports filed for fiscal years ending on or after December 15, 2007." Similarly, if revisions to Auditing Standard No. 2 have not been finalized in time to be of assistance in connection with annual reports filed for fiscal years ending on or after December 15, 2008, the SEC stated that the deadline for phasing in the auditor's attestation requirement could also be further extended.

Accordingly, the Company may begin to incur Section 404 compliance costs during fiscal year 2007, and presently expects to incur significant Section 404 compliance costs during fiscal year 2008. However, due to pending regulatory developments concerning the application of these rules to smaller issuers such as the Company, and to the related possibility that the SEC might act to further extend the phase-in dates related to the Company's compliance efforts, the exact amount of such costs cannot be reliably estimated at this time.

Critical  Accounting  Policies:
-------------------------------

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

Off-Balance  sheet  Arrangements:
---------------------------------

The Company has no significant off-balance sheet arrangements as of June 3, 2006.

Related  Party  Transactions:
-----------------------------

Except as discussed under "Liquidity and Capital Resources" with regard to short-term borrowings from related parties, there were no material related party transactions during the fiscal year ended June 3, 2006.

Contractual  Obligations:
-------------------------

The following table represents the Company's outstanding contractual obligations at June 3, 2006:

                                                         LESS THAN 1
CONTRACTUAL OBLIGATIONS                     TOTAL            YEAR          1-3 YEARS     4-5 YEARS    AFTER 5 YEARS
-----------------------                  ---------------------------------------------------------------------------
Debt Obligations Excluding Interest (1)  $        750  $             605  $        137  $          8  $            0
Operating Lease Obligations (2)                 1,347                598           591           158               0
Other Obligations                                   0                  0             0             0               0
                                         ------------  -----------------  ------------  ------------  --------------
TOTAL CONTRACTUAL CASH OBLIGATIONS       $      2,097  $           1,203  $        728  $        166  $            0
                                         ============  =================  ============  ============  ==============

(1)     Amount includes short-term borrowings of $527 at June 3, 2006, which are included in the "Less than 1 year"
        column.
(2)     These obligations relate primarily to leases of the Company's various store locations.

Forward-Looking  Statements
---------------------------

Information provided by the Company, including written oral statements made by its representative, may contain "forward looking information" as defined in
Section 21E of the Securities Exchange Act of 1934, as amended. All statements which address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as expansion and growth of the Company's business, the effects of future competition, future capital expenditures and the Company's business strategy, are forward-looking statements. In reviewing such information it should be kept in mind that actual results may differ materially from those projected or suggested in such forward-looking statements. This forward looking information is based on various factors and was derived utilizing numerous assumptions. Many of these factors previously have been identified in filings or statements made on behalf of the Company, including filings with the Securities and Exchange Commission on Forms 10-Q, 10-K and 8-K. Important assumptions and other important facts that could cause actual results to differ materially from those set forth in the forward-looking statements include: changes in the general economy or in the Company's primary markets, the effects of ongoing price competition from competitors (some of which have greater financial resources than those of the Company), changes in consumer spending, the nature and extent of continued consolidation in the grocery store industry, changes in the rate of inflation, changes in state or federal legislation or regulation, adverse determinations with respect to any litigation or other claims, inability to develop new stores or complete remodels as rapidly as planned, stability of product costs, supply or quality control problems with the Company's vendors, and other issues and uncertainties detailed from time-to-time in the Company's filings with the Securities and Exchange Commission.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK:
-----------------------------------------------------------

The Company does not engage in derivative transactions, nor does it hold or issue financial instruments for trading or other speculative purposes. The Company is exposed to market risk related to changes in interest rates primarily as a result of its borrowing activities. The effective interest rate on the Company's borrowings under its Line of Credit Agreements and under its outstanding notes varies with the prime rate. The Company does not maintain any interest rate hedging arrangements. Based on the Company's outstanding indebtedness at June 3, 2006 a one percent (1.0%) increase in the prime interest rate would increase interest expense applicable to our variable rate debt (and our net loss) by approximately $7,497 annually. Conversely, a one percent (1.0%) decrease in the prime interest rate would decrease interest expense applicable to our variable rate debt (and our net loss) by approximately $7,497 annually. All of the Company's business is transacted in U. S. dollars and, accordingly, foreign exchange rate fluctuations have never had a significant impact on the Company and they are not expected to in the foreseeable future.

             Report of Independent Registered Public Accounting Firm
             -------------------------------------------------------


To the Board of Directors and Stockholders
American Consumers, Inc.
Fort Oglethorpe, Georgia

     We have audited the accompanying balance sheets of American Consumers, Inc. as of June 3, 2006 and May 28, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended June 3, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Consumers, Inc. as of June 3, 2006 and May 28, 2005, and the results of its operations and its cash flows for each of the three years in the period ended June 3, 2006, in conformity with U.S. generally accepted accounting principles.


/S/ HAZLETT, LEWIS & BIETER, PLLC


Chattanooga, Tennessee
July 7, 2006

                           AMERICAN  CONSUMERS,  INC.

                             STATEMENTS  OF  INCOME

     For the Fiscal Years Ended June 3, 2006, May 28, 2005 and May 29, 2004

--------------------------------------------------------------------------------


                                   2006          2005          2004
                                (53 Weeks)    (52 Weeks)    (52 Weeks)
                               ------------  ------------  ------------

NET SALES                      $33,279,928   $32,101,191   $30,011,255

COST OF GOODS SOLD              25,233,903    24,430,627    22,819,052
                               ------------  ------------  ------------

    Gross profit                 8,046,025     7,670,564     7,192,203

OPERATING, GENERAL AND
  ADMINISTRATIVE EXPENSES        8,262,133     8,031,341     7,473,239
                               ------------  ------------  ------------

    Operating loss                (216,108)     (360,777)     (281,036)
                               ------------  ------------  ------------

OTHER INCOME (EXPENSE)
  Interest expense                 (59,994)      (59,601)      (45,100)
  Other income                     108,723        89,018        90,086
                               ------------  ------------  ------------

                                    48,729        29,417        44,986
                               ------------  ------------  ------------

    Loss before income taxes      (167,379)     (331,360)     (236,050)

FEDERAL AND STATE INCOME
  TAXES                                  -             -             -
                               ------------  ------------  ------------

NET LOSS                       $  (167,379)  $  (331,360)  $  (236,050)
                               ============  ============  ============

LOSS PER SHARE                 $      (.21)  $      (.41)  $      (.29)
                               ============  ============  ============

WEIGHTED AVERAGE NUMBER
  OF SHARES OUTSTANDING            800,304       806,586       814,382
                               ============  ============  ============

The Notes to Financial Statements are an integral part of these statements.

                           AMERICAN  CONSUMERS,  INC.

                                 BALANCE  SHEETS

                          June 3, 2006 and May 28, 2005

--------------------------------------------------------------------------------


                                         2006          2005
                                     ------------  ------------
ASSETS

CURRENT ASSETS
  Cash and short-term investments    $   334,654   $   298,759
  Certificate of deposit                 314,773       302,848
  Accounts receivable                    170,316       112,698
  Inventories                          2,124,431     2,207,089
  Prepaid expenses                       123,545        67,655
                                     ------------  ------------

      Total current assets             3,067,719     2,989,049
                                     ------------  ------------



PROPERTY AND EQUIPMENT - at cost
  Leasehold improvements                 295,057       290,586
  Furniture, fixtures and equipment    3,300,542     3,258,304
                                     ------------  ------------

                                       3,595,599     3,548,890
  Less accumulated depreciation       (3,151,622)   (2,931,312)
                                     ------------  ------------

                                         443,977       617,578
                                     ------------  ------------

                                     $ 3,511,696   $ 3,606,627
                                     ============  ============

The Notes to Financial Statements are an integral part of these statements.

--------------------------------------------------------------------------------


                                                             2006        2005
                                                          ----------  ----------
       LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable                                        $  867,663  $  752,028
  Short-term borrowings                                      527,131     434,119
  Current maturities of long-term debt                        78,120     227,309
  Accrued sales tax                                          156,442     111,996
  Other                                                      217,981     187,917
                                                          ----------  ----------

      Total current liabilities                            1,847,337   1,713,369
                                                          ----------  ----------

LONG-TERM DEBT                                               144,497     198,935
                                                          ----------  ----------

STOCKHOLDERS' EQUITY
  Nonvoting preferred stock - authorized 5,000,000
    shares of no par value; no shares issued                       -           -
  Nonvoting common stock - $.10 par value; authorized
    5,000,000 shares; no shares issued                             -           -
  Common stock - $.10 par value; authorized 5,000,000
    shares; shares issued of 796,905 in 2006 and 803,987
    in 2005                                                   79,691      80,399
  Additional paid-in capital                                 664,556     670,462
  Retained earnings                                          775,615     943,462
                                                          ----------  ----------

                                                           1,519,862   1,694,323
                                                          ----------  ----------

                                                          $3,511,696  $3,606,627
                                                          ==========  ==========

                                 AMERICAN  CONSUMERS,  INC.

                     STATEMENTS  OF  CHANGES  IN  STOCKHOLDERS'  EQUITY

           For the Fiscal Years Ended June 3, 2006, May 28, 2005 and May 29, 2004

-------------------------------------------------------------------------------------------


                              Shares of                Additional
                                Common       Common      Paid-in    Retained
                                Stock        Stock       Capital    Earnings       Total
                              ----------  ------------  ---------  -----------  -----------
Balance, May 31, 2003           815,996   $    81,600   $680,477   $1,511,665   $2,273,742

  Net loss for year                   -             -          -     (236,050)    (236,050)

  Redemption of common stock     (2,586)         (259)    (2,157)        (170)      (2,586)
                              ----------  ------------  ---------  -----------  -----------

Balance, May 29, 2004           813,410        81,341    678,320    1,275,445    2,035,106

  Net loss for year                   -             -          -     (331,360)    (331,360)

  Redemption of common stock     (9,423)         (942)    (7,858)        (623)      (9,423)
                              ----------  ------------  ---------  -----------  -----------

Balance, May 28, 2005           803,987        80,399    670,462      943,462    1,694,323

  Net loss for year                   -             -          -     (167,379)    (167,379)

  Redemption of common stock     (7,082)         (708)    (5,906)        (468)      (7,082)
                              ----------  ------------  ---------  -----------  -----------

Balance, June 3, 2006           796,905   $    79,691   $664,556   $  775,615   $1,519,862
                              ==========  ============  =========  ===========  ===========

The Notes to Financial Statements are an integral part of these statements.

                                     AMERICAN  CONSUMERS,  INC.

                                     STATEMENTS  OF  CASH  FLOWS

               For the Fiscal Years Ended June 3, 2006, May 28, 2005 and May 29, 2004

----------------------------------------------------------------------------------------------------


                                                                  2006         2005         2004
                                                               (53 Weeks)   (52 Weeks)   (52 Weeks)
                                                               -----------  -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                                     $ (167,379)  $ (331,360)  $ (236,050)
  Adjustments to reconcile net loss to net cash
    provided by (used in) operating activities:
      Depreciation and amortization                               279,250      303,820      300,212
      Loss on sale of property and equipment                        4,143          130            -
      Change in operating assets and liabilities:
        Accounts receivable                                       (57,618)      24,765      (24,196)
        Inventories                                                82,658      156,884     (366,044)
        Prepaid expenses                                          (55,890)      (2,286)      (9,228)
        Accounts payable and accrued liabilities                  190,145       (1,193)      49,642
                                                               -----------  -----------  -----------

          Net cash provided by (used in) operating activities     275,309      150,760     (285,664)
                                                               -----------  -----------  -----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of certificate of deposit                             (314,773)    (302,848)    (323,488)
  Proceeds from maturity of certificate of deposit                302,848      323,488      309,821
  Purchase of property and equipment                             (115,880)     (56,588)    (341,752)
  Proceeds from disposal of property and equipment                  6,088            -            -
                                                               -----------  -----------  -----------

          Net cash used in investing activities                  (121,717)     (35,948)    (355,419)
                                                               -----------  -----------  -----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase in short-term borrowings                            93,012       94,069       85,303
  Proceeds from long-term debt                                     22,212            -      350,020
  Principal payments on long-term debt                           (225,839)    (235,834)    (202,178)
  Redemption of common stock                                       (7,082)      (9,423)      (2,586)
                                                               -----------  -----------  -----------

          Net cash provided by (used in) financing activities    (117,697)    (151,188)     230,559
                                                               -----------  -----------  -----------

NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                                             35,895      (36,376)    (410,524)

CASH AND CASH EQUIVALENTS, beginning of year                      298,759      335,135      745,659
                                                               -----------  -----------  -----------

CASH AND CASH EQUIVALENTS, end of year                         $  334,654   $  298,759   $  335,135
                                                               ===========  ===========  ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION
  Cash paid during the year for:
    Income taxes                                               $    4,810   $    6,354   $    6,356
    Interest                                                       59,463       53,037       44,673
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

          The Company receives funds for a variety of merchandising activities from vendors whose products the Company buys for resale in its stores. These incentives and allowances include volume or purchased based incentives, advertising allowances, and promotional discounts. The purpose of these incentives and allowances is generally to aid in the reduction of the costs incurred by the Company for stocking, advertising, promoting and selling the vendor's products. Due to system constraints and the nature of certain allowances, these allowances are applied as a reduction of inventory costs using a rational and systematic methodology, which results in the recognition of these incentives when the inventory related to the initial purchase is sold. Amounts that represent a reimbursement of specific identifiable incremental costs, such as advertising, are recorded as a reduction to the related expense in the period that the related expense is incurred.

                            AMERICAN CONSUMERS, INC.

                         NOTES TO FINANCIAL STATEMENTS


--------------------------------------------------------------------------------


Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

          Property  and  equipment:

          Expenditures for property and equipment are charged to asset accounts at cost. Depreciation is provided on the straight-line and declining-balance methods at rates based upon the estimated useful lives of the various classes of depreciable property. Repairs and maintenance are expensed as incurred. Depreciation expense included in the statements of income was $279,250, $303,820, and $300,212 in 2006,
          2005  and  2004,  respectively.  Revenue  recognition:

          The financial statements of the Company are prepared under the accrual method of accounting. The Company recognizes income on the sale of all grocery and non-food merchandise at the point-of-sale.

          Advertising  costs:

          Advertising  costs  are  charged  to  operations  when  incurred.
          Advertising costs charged to operations were $611,447, $628,455, and $571,991 in 2006, 2005, and 2004, respectively.

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

          Recent  accounting  pronouncements:

          In March 2005, the FASB issued FASB Interpretation (FIN) No. 47, "Accounting for Conditional Asset Retirement Obligations - an Interpretation of FASB Statement No. 143." FIN 47 clarifies that the term "conditional asset retirement obligation" as used in FASB Statement No. 143, "Accounting for Asset Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 became effective for the Company on June 3, 2006, and did not have a material effect on the Company's financial statements.

                            AMERICAN CONSUMERS, INC.

                         NOTES TO FINANCIAL STATEMENTS


--------------------------------------------------------------------------------


Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

          Recent  accounting  pronouncements:  (continued)

          In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4" which clarifies that inventory costs that are "abnormal" are required to be charged to expense as incurred as opposed to being capitalized into inventory as a product cost. SFAS No. 151 provides examples of "abnormal" costs to include costs of idle facilities, excess freight and handling costs and spoilage. SFAS No. 151 will become effective for the Company's fiscal year beginning June 4, 2006. The impact of SFAS No. 151 is not expected to have a material effect on the Company's financial statements.

Note  2.  Short-Term  Borrowings

          The Company had a line-of-credit agreement with a bank totaling $500,000 at June 3, 2006 and May 28, 2005. The interest rate on amounts outstanding under the line-of-credit agreement was based on prime at June 3, 2006, subject to a 6.0% floor. This line-of-credit agreement was renewed on July 25, 2006 (to be effective as of June 27, 2006), with interest at prime subject to a 6.0% floor. This agreement matures on June 27, 2007. The line-of-credit is secured by the Company's certificate of deposit, as well as by a security interest in substantially all of its accounts receivable, inventory, machines and equipment, furniture and fixtures and by personal guarantees of Michael A. Richardson and Paul R. Cook, the Company's President and CEO and Executive Vice President and CFO, respectively.

          At June 3, 2006 and May 28, 2005, the Company had short-term borrowings consisting of unsecured notes payable to Michael and Diana Richardson, principal shareholders of the Company, and to their son, Matthew Richardson. These notes provide for interest at .25% below the bank's base rate and are payable on demand.

          A summary of short-term borrowings for the fiscal years ended June 3, 2006 and May 28, 2005, is as follows:

                                                        2006       2005
                                                      ---------  ---------
          Line-of-credit agreements                   $500,000   $400,000
          Loans payable to shareholders                 27,131     34,119
                                                      ---------  ---------
            Total outstanding                         $527,131   $434,119
                                                      =========  =========
          Weighted average interest rate at year end      7.99%      6.13%
                                                      ---------  ---------
          Weighted average interest rate during year      7.29%      5.99%
                                                      ---------  ---------
          Maximum amount outstanding during year      $534,921   $440,610
                                                      =========  =========
          Average amount outstanding during year      $490,429   $399,438
                                                      =========  =========

                            AMERICAN CONSUMERS, INC.

                         NOTES TO FINANCIAL STATEMENTS


--------------------------------------------------------------------------------


Note  3.  Long-Term  Debt

     Long-term debt consists of the following notes payable at June 3, 2006 and May 28, 2005:

                                                                     2006      2005
                                                                   --------  --------
          Note payable to Northwest Georgia Bank;
            principal and interest due in monthly installments
            of $11,381, through September 2006; interest
            at prime rate; collateralized by equipment,
            accounts receivable, inventory, and personal
            guarantees of the Company's President and
            Executive Vice President                               $  5,941  $137,287

          Note payable to Northwest Georgia Bank;
            principal and interest due in monthly installments
            of $3,576, through April 2006; interest at prime rate
            plus 1.5%; collateralized by equipment, inventory,
            and personal guarantees of the Company's President
            and Executive Vice President                                  -    27,648

          Note payable to Northwest Georgia Bank;
            principal and interest due in monthly installments
            of $6,781, through December 2008; interest at prime
            rate with 6.00% floor; collateralized by equipment,
            inventory, and personal guarantees of the Company's
            President and Executive Vice President                  196,020   261,309

          Vehicle installment loan; due in monthly installments
            of $433, through December 2010; collateralized
            by an automobile                                         20,656         -
                                                                   --------  --------
                                                                    222,617   426,244

          Less current maturities                                    78,120   227,309
                                                                   --------  --------

          Total long-term debt                                     $144,497  $198,935
                                                                   ========  ========

                            AMERICAN CONSUMERS, INC.

                         NOTES TO FINANCIAL STATEMENTS


--------------------------------------------------------------------------------


Note  3.  Long-Term  Debt  (continued)

     The aggregate maturities or principal payments required on long-term debt for years subsequent to June 3, 2006, are as follows:

               Year          Amount
               ----          -------
               2007          $78,120
               2008           78,307
               2009           58,613
               2010            4,861
               2011            2,716

Note  4.  Lease  Commitments

          The Company leases the facilities in which its retail grocery operations are located under noncancelable operating leases that expire at various dates through April 2011. Substantially all of the leases include renewal options. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of June 3, 2006:

               Fiscal        Minimum
            Year Ending      Rentals
            -----------     ----------
               2007         $  598,255
               2008            382,448
               2009            208,820
               2010             94,638
               2011             62,700
                            ----------

               Total        $1,346,861
                            ==========

          Rental expense for the fiscal years ended June 3, 2006, May 28, 2005, and May 29, 2004, is as follows:

                                                    2006      2005      2004
                                                  --------  --------  --------
               Minimum rentals                    $611,417  $609,105  $577,213
               Contingent rentals based on sales    17,348    12,703    16,628
                                                  --------  --------  --------

               Total                              $628,765  $621,808  $593,841
                                                  ========  ========  ========

                            AMERICAN CONSUMERS, INC.

                         NOTES TO FINANCIAL STATEMENTS


--------------------------------------------------------------------------------


Note 5.  Federal and State Income Taxes

          No amounts have been provided for current and deferred federal and state tax expense in the statements of income for any of the three years ended June 3, 2006, as a result of continued net operating losses and the related valuation allowance on the Company's net deferred tax assets.

          A reconciliation of income tax expense computed by applying the U.S. Federal statutory rates to income before income taxes and actual income tax expense is as follows:

                                                     2006       2005       2004
                                                   ---------  ---------  ---------
          Federal income tax benefit
            computed at the statutory rates        $(25,100)  $(49,700)  $(35,400)
          State income tax, net of federal
            income tax benefit                       (9,300)   (18,000)   (13,000)
          Change in deferred tax asset valuation
            allowance                                34,400     67,700     48,400
                                                   ---------  ---------  ---------

              Total income tax expense (benefit)   $      -   $      -   $      -
                                                   =========  =========  =========

          The tax effects of significant temporary differences that comprise deferred tax assets and liabilities at June 3, 2006 and May 25, 2005, are as follows:

                                                            2006        2005
                                                         ----------  ----------
          Deferred tax assets:
            Net operating loss carryforward              $(148,900)  $(140,000)
            Other                                          (19,300)    (16,300)
          Deferred tax liabilities:
            Depreciable basis of property and equipment     15,700      38,200
          Deferred tax asset valuation allowance           152,500     118,100
                                                         ----------  ----------

                                                         $       -   $       -
                                                         ==========  ==========

          At June 3, 2006, the Company has net operating loss carryforwards for federal and state income tax purposes of $747,024 and $666,022, respectively. The Company has established a valuation allowance, which effectively reduces the carrying value of its net deferred taxes to zero at June 3, 2006 and May 28, 2005. Unless the Company realizes sufficient taxable income in future periods to demonstrate that the likelihood of realization of the net deferred tax assets is reasonably assured under the accounting guidelines of SFAS No. 109, this valuation allowance will be continued in future periods. If not utilized, the carryforwards will expire at various dates through 2025.

                            AMERICAN CONSUMERS, INC.

                         NOTES TO FINANCIAL STATEMENTS


--------------------------------------------------------------------------------


Note  6.  Employee  Benefit  Plan

          The Company has adopted a 401(k) employee benefit plan covering substantially all employees who have met minimum service and age requirements. The service and age requirements were waived for the initial plan participants to encourage participation. The Company's annual contribution is discretionary. The Company's contribution to the plan was $7,500 in 2006, 2005 and 2004.

Note  7.  Concentration  of  Credit  Risk  and  Major  Supplier

          The Company maintains a certificate of deposit and other deposit accounts at financial institutions in amounts that exceed the Federal Deposit Insurance Corporation (FDIC) insurance limit. The total of deposits that exceeded the FDIC insurance limit was $452,159 at June 3, 2006. The Company believes that maintaining deposits in these financial institutions does not represent a significant credit risk and that the Company benefits from favorable banking relationships as a result of maintaining deposits with these institutions.

          Approximately 83 percent of the Company's purchased merchandise for the year ended June 3, 2006, was procured from the Company's main supplier.

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

Note  9.  Segment  Reporting

          SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" provides for the identification of reportable segments on the basis of discrete business units and their financial information to the extent such units are reviewed by an entity's chief decision maker (which can be an individual or group of management persons). The Statement permits aggregation or combination of segments that have similar characteristics. In the Company's operations, each store is viewed by management as being a separately identifiable business or segment from the perspective of monitoring performance and allocation of financial resources. Although the stores operate independently and are managed and monitored separately, each is substantially similar in terms of business focus, type of customers, products and services. Accordingly, the Company's financial statements reflect the presentation of segment information on an aggregated basis in one reportable segment.

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

                                                AMERICAN  CONSUMERS,  INC.

                                             NOTES  TO  FINANCIAL  STATEMENTS


---------------------------------------------------------------------------------------------------------------------------


Note  11.  Quarterly  Data  (unaudited)

                                                                Years Ended
---------------------------------------------------------------------------------------------------------------------------
                                      June 3, 2006                                        May 28, 2005
----------------------------------------------------------------------  ---------------------------------------------------
                    Fourteen     Thirteen      Thirteen     Thirteen     Thirteen     Thirteen      Thirteen     Thirteen
                      Weeks        Weeks        Weeks         Weeks        Weeks        Weeks        Weeks         Weeks
                      Ended        Ended        Ended         Ended        Ended        Ended        Ended         Ended
                    6/3/2006     2/25/2006    11/26/2005    8/27/2005    5/28/2005    2/26/2005    11/27/2004    8/28/2004
                   -----------  -----------  ------------  -----------  -----------  -----------  ------------  -----------
Net sales          $9,060,496   $8,176,572   $ 8,047,771   $7,995,089   $7,989,118   $7,903,607   $ 8,182,495   $8,025,971
Cost of
  goods sold        6,892,914    6,201,916     6,098,898    6,040,175    6,087,839    6,039,155     6,206,884    6,096,749
                   -----------  -----------  ------------  -----------  -----------  -----------  ------------  -----------

  Gross profit      2,167,582    1,974,656     1,948,873    1,954,914    1,901,279    1,864,452     1,975,611    1,929,222

Operating,
  general and
  administrative
  expenses          2,260,671    2,032,786     1,998,887    1,969,789    1,987,972    2,010,879     1,969,071    2,063,419
                   -----------  -----------  ------------  -----------  -----------  -----------  ------------  -----------

  Operating
  income (loss)       (93,089)     (58,130)      (50,014)     (14,875)     (86,693)    (146,427)        6,540     (134,197)

Other income           30,067       23,457        31,023       24,176       22,376       11,609        31,039       23,994
Interest expense      (17,127)     (15,414)      (14,251)     (13,202)     (14,751)     (15,288)      (14,881)     (14,681)
                   -----------  -----------  ------------  -----------  -----------  -----------  ------------  -----------

Income
  (loss) before
  income taxes        (80,149)     (50,087)      (33,242)      (3,901)     (79,068)    (150,106)       22,698     (124,884)
Income taxes                -            -             -            -            -            -             -            -
                   -----------  -----------  ------------  -----------  -----------  -----------  ------------  -----------

Net income
  (loss)           $  (80,149)  $  (50,087)  $   (33,242)  $   (3,901)  $  (79,068)  $ (150,106)  $    22,698   $ (124,884)
                   ===========  ===========  ============  ===========  ===========  ===========  ============  ===========

Earnings
  (loss) per
 Common share:     $    (0.10)  $    (0.06)  $     (0.04)  $    (0.01)  $    (0.10)  $    (0.19)  $      0.03   $    (0.15)
                   ===========  ===========  ============  ===========  ===========  ===========  ============  ===========