Form 10-K, Exhibit 13
period 2007-06-02
AMERICAN CONSUMERS INC
filed 2007-08-31
CIK 4811

EXHIBIT 13


                                     AMERICAN  CONSUMERS,  INC.

                                 FIVE-YEAR  SUMMARY  OF  OPERATIONS

                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
---------------------------------------------------------------------------------------------------

                                                           FISCAL YEAR ENDED
                                    ---------------------------------------------------------------
                                       JUNE 2       JUNE 3       MAY 28       MAY 29       MAY 31
                                        2007         2006         2005         2004         2003
                                     (52 Weeks)   (53 Weeks)   (52 Weeks)   (52 Weeks)   (52 Weeks)
                                    -----------  -----------  -----------  -----------  -----------
NET SALES                           $   33,783   $   33,280   $   32,101   $   30,011   $   29,625
                                    -----------  -----------  -----------  -----------  -----------

COST AND EXPENSES:
  Cost of goods sold                    25,766       25,234       24,431       22,819       22,524
  Operating, general and
    administrative expenses              8,001        8,262        8,031        7,473        7,098
  Interest expense                          61           60           59           45           56
  Other income, net                       (143)        (109)         (89)         (90)         (93)
                                    -----------  -----------  -----------  -----------  -----------

    Total                               33,685       33,447       32,432       30,247       29,585
                                    -----------  -----------  -----------  -----------  -----------

Income (loss) before income taxes           98         (167)        (331)        (236)          40
                                    -----------  -----------  -----------  -----------  -----------

INCOME TAXES:
  Federal                                    -            -            -            -            -
  State                                      -            -            -            -            -
                                    -----------  -----------  -----------  -----------  -----------

    Total                                    -            -            -            -            -
                                    -----------  -----------  -----------  -----------  -----------

NET INCOME (LOSS)                   $       98   $     (167)  $     (331)  $     (236)  $       40
                                    ===========  ===========  ===========  ===========  ===========

PER SHARE AMOUNTS:
  Net income (loss)                 $      .12   $     (.21)  $     (.41)  $     (.29)  $      .05
                                    ===========  ===========  ===========  ===========  ===========

  Cash dividends                    $        -   $        -   $        -   $        -   $        -
                                    ===========  ===========  ===========  ===========  ===========

WEIGHTED AVERAGE NUMBER
  OF SHARES OUTSTANDING                    791          800          807          814          818
                                    ===========  ===========  ===========  ===========  ===========

TOTAL ASSETS                        $    3,724   $    3,512   $    3,607   $    4,090   $    4,046
                                    ===========  ===========  ===========  ===========  ===========

LONG-TERM DEBT                      $      212   $      223   $      426   $      662   $      514
                                    ===========  ===========  ===========  ===========  ===========

--------------------------------------------------------------------------------
Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein for a discussion of (i) the timing of new store openings and other factors which affect the comparability of the summary information presented above for each of the Company's past five fiscal years and
(ii) material uncertainties which could cause the data set forth above to not necessarily be indicative of the Company's future financial condition or results of operations.

               MARKET, DIVIDEND AND STOCK PERFORMANCE INFORMATION


     The Company's common stock is quoted on the Pink Sheets, and electronic quotation service for securities traded over-the-counter. The approximate number of record holders of the Company's common stock at June 2, 2007, was 782. The following table gives the range of high and low bid quotations and dividends for each quarterly period for the two most recent fiscal years.

                      Bid Prices         Asked Prices     Dividends
-------------------------------------------------------------------
                    High      Low       High      Low     Per Share
                  --------  --------  --------  --------  ---------
2007
-------------------------------------------------------------------
  First Quarter   $   1.26  $   1.26  $   3.00  $   2.25    None
-------------------------------------------------------------------
  Second Quarter  $   1.35  $   1.26  $   2.25  $   2.25    None
-------------------------------------------------------------------
  Third Quarter   $   1.60  $   1.12  $   2.75  $   2.00    None
-------------------------------------------------------------------
  Fourth Quarter  $   1.75  $   1.12  $   2.00  $   1.70    None
-------------------------------------------------------------------

2006
-------------------------------------------------------------------
  First Quarter   $   1.20  $   1.01  $   3.00  $   3.00    None
-------------------------------------------------------------------
  Second Quarter  $   1.20  $   1.20  $   3.00  $   3.00    None
-------------------------------------------------------------------
  Third Quarter   $   1.26  $   1.20  $   3.00  $   3.00    None
-------------------------------------------------------------------
  Fourth Quarter  $   1.26  $   1.26  $   3.00  $   3.00    None
-------------------------------------------------------------------

     The information set forth in the above table is supplied through Pink Sheets LLC where available.

     There is no established public trading market for the Company's stock, and the information set forth above is based on a small number of isolated quotations and reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual trades. The market-makers as of June 2, 2007, are:

     Carr Securities Corporation        (516) 944-8300

     David A. Noyes & Co.               (312) 606-4694

     Domestic Securities, Inc.          (732) 661-0300

     Hill Thompson Magid & Co.          (800) 631-3083

     Hudson Securities, Inc.            (201) 216-9100

     Knight Equity Markets, LP          (212) 336-8790

     Monroe Securities, Inc.            (800) 766-5560

     The Vertical Group, Inc.           (212) 918-1202

     UBS Securities, LLC                (203) 719-8710

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

                                  RESULTS OF OPERATIONS
                                  ---------------------

                                                            FISCAL YEAR ENDED
                                                 ----------------------------------------
                                                    June 2,       June 3,       May 28,
                                                     2007          2006          2005
                                                 ------------  ------------  ------------
Sales                                            $33,783,052   $33,279,928   $32,101,191
% Sales Increase                                        1.51%         3.67%         6.96%
Gross Margin %                                         23.73%        24.18%        23.89%
Operating, General and Administrative Expense:
  Amount                                         $ 8,001,304   $ 8,262,133   $ 8,031,341
  % of Sales                                           23.68%        24.83%        25.02%
Net Income (Loss)                                $    97,502   $  (167,379)  $  (331,360)

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

The Company completed the year with net income of $97,502 after struggling with operating losses for the last three years. Sales for the current year increased 1.51% over fiscal 2006. The sales increase for the current year was significantly less than that experienced during the prior two fiscal years, due in part to pricing adjustments implemented during the year to recover certain prior increases in our wholesale costs as well as to the absence of the new store openings and certain major sales promotions which significantly impacted the increases reported for the prior two years. Still, we were pleased to be able to grow the Company's sales for an eighth consecutive year despite the continuous challenges posed by the competition that we face from larger grocery retailers operating in the markets served by our stores. Management's ongoing efforts to control the Company's operating, general and administrative expenses helped us translate the increased sales into the Company's first net profit in four years, despite a slight reduction in our gross margin, as compared to a net loss of $167,379 for the fifty-three (53) week year ended June 3, 2006 and a net loss of $331,360 for the fifty-two (52) week fiscal year ended May 28, 2005.

The Company's 23.73% gross margin for fiscal 2007 represents a decrease of 0.45% from fiscal 2006 and a decrease of 0.16% as compared to fiscal 2005. This reduction reflects the impact of our introduction of certain lower-priced generic merchandise this year, as well as certain targeted merchandise sales and other weekly advertised specials run to stimulate sales, coupled with the fact that competition prevented us from succeeding until the third quarter of fiscal 2007 in adjusting our retail prices to recover increases in our wholesale costs for certain items (principally certain private label merchandise) which occurred earlier in the year.

The gross margin for fiscal 2006 of 24.18% was an important component in the reduction of the Company's net loss to $167,379 from the $331,360 net loss experienced in fiscal 2005. The gross margin improved because, whereas gross margin was negatively impacted during the second half of fiscal 2005 by the fact that our primary inventory supplier increased its wholesale markup from

3.0% to 3.5% during the third quarter and competition prevented us from immediately passing the increase through to the retail level, management succeeded during fiscal 2006 in strategically adjusting the Company's retail pricing mix to recapture the remainder of this increase. Similarly, while we were not able to immediately adjust our prices to recover a fuel surcharge that the supplier implemented during the second quarter of fiscal 2006, ongoing adjustments to our pricing mix also offset this increase in our wholesale inventory costs by fiscal year end. Unfortunately, increases in several items of operating, general and administrative expenses, including a significant non-recurring theft loss experienced during the fourth quarter of fiscal 2006, more than offset the improved gross margin, resulting in the net loss for the year. The gross margin reduction that occurred in the second half of fiscal 2005, coupled with significant increases in operating, general and administrative expenses for the year, were the principal drivers of the $95,310 increase in net loss for fiscal 2005 versus 2004.

Management actively monitors both the gross margin and the company's retail pricing structure in an attempt to maximize profitability. Management began working on the Company's gross margin during the quarter ended August 31, 2002, at which time the gross margin stood at 22.79% for the fiscal year ended June 1, 2002. While occasional improvements in gross profit have been seen in recent periods, such as the increase we achieved during fiscal 2006, it is difficult to maintain a trend of consistent improvement in the gross margin due to competitive conditions which often delay the Company's ability to pass through price increases experienced at the wholesale level. Accordingly, while management attempts to offset increases in its cost, such as our principal supplier's pricing increases discussed above, further improvements in the gross margin may not be achievable at this time, and further deterioration in the Company's gross margin is possible. Management believes that competitive pressures on the Company, which have led to the losses experienced in three out of the last four fiscal years, will continue to increase over time as a result of the increased presence of larger competitors operating in the Company's trade area. These competitors have greater financial resources than those of the Company, and may be able to obtain preferential treatment from suppliers in the form of advertising allowances, lower prices and other concessions not available to the Company. These factors allow our competitors to engage in aggressive pricing and promotional activities that the Company cannot match, putting us at a competitive disadvantage.

Our gross margins may not be directly comparable to those of our larger competitors, since some of those companies may include the costs of their internal distribution networks in cost of goods sold - thus impacting the gross margin - while others reflect such costs elsewhere (such as in operating, general and administrative expenses). Unlike many of the larger grocery store chains with which we compete, the Company does not have an internal distribution network. Inventory is delivered directly to our individual store locations by our wholesale supplier, which recovers its distribution costs through the markup that it charges to the Company. Accordingly, our cost of goods sold as reflected in the Company's financial statements is comprised principally of our direct wholesale cost for the acquisition of such inventory, net of applicable rebates and allowances as discussed under "Inventories" in Note 1 of the accompanying financial statements.

Management has been working to reduce operating, general and administrative expenses, both in absolute terms and as a percentage of the Company's sales. We achieved a measure of success on both of these fronts in fiscal 2007 as compared to the prior two fiscal years, although the two primary components of the $260,829 reduction in these expenses for fiscal 2007 may not be expected to recur in future periods. Relative to sales, operating, general and administrative expenses decreased from 25.02% of sales in fiscal 2005 to 24.18% of sales in fiscal 2006 (despite increasing in absolute terms by $230,792 over the prior year) and to 23.68% of sales in fiscal 2007. The two principal components of the 2007 decrease, however, are the absence of the $98,750 charge for a loss due to employee theft that impacted the fourth quarter of fiscal 2006 and a decrease of $126,091 in depreciation expense for fiscal 2007 versus 2006. The 2006 theft loss was an unusual item and, given the age and fully depreciated status of a significant portion of our physical equipment, management expects annual depreciation charges to return to more historically consistent levels as the Company moves through anticipated replacement cycles for this equipment in future periods. Accordingly, we expect future periods to continue to reflect the overall increase in these expenses that has occurred with the addition of the Company's seventh and eighth grocery stores since April 28, 2001, as well as with ongoing increases in service charges related to our support for customer debit and credit card transactions and check cashing activities undertaken as a means of maintaining sales. Management continues to monitor these expenses and continues to evaluate the performance of each of our grocery store locations to determine their long-term value to the Company. A more detailed discussion of these expenses and related changes for the periods presented is set forth below.

Interest expense has remained essentially flat over the last three fiscal years. The $602 increase in interest expense for fiscal 2007 compared to the prior year reflects the effects of a slight increase in our total indebtedness ($86,442 for the year) coupled with a slight increase in the weighted average interest rate applicable to our debt (from 7.37% to 8.22%) due to somewhat less significant increases in the prime rate than those which occurred last year. During fiscal 2006, interest expense increased by only $393 over fiscal 2005, in spite of a $203,627 reduction in our long-term debt, as the effects of this reduction were offset by a $93,012 increase in our short-term working capital financing and by an increase in the weighted average interest rate on our debt (from 6.11% to 7.37%) due to increases in the prime rate during the year. These slight increases in interest expense have been more than offset, however, by increases in interest income of $4,990 for fiscal 2007 versus 2006 and $6,845 for fiscal 2006 versus 2005. This differential reflects favorable repricings of our bank certificate of deposit which occurred during each of these years, as a result of an environment of generally rising interest rates on bank deposits during the periods presented.

Sales:
-----

Sales for the 52-week fiscal year ended June 2, 2007 increased by 1.51% over the previous 53-week fiscal year. While this increase was significantly less than that experienced during the prior two fiscal years, adjusting to eliminate the effects of the extra week of operations during fiscal 2006 would have yielded an annual sales increase of 3.46% for fiscal 2007. Factors which management believes contributed to the overall sales increase for fiscal 2007 included our introduction of certain lower-priced generic merchandise this year, as well as certain targeted merchandise sales and other weekly advertised specials run to stimulate sales, coupled with the closing of a competitor located between two of our stores during the last quarter of fiscal 2006. We also believe that prevailing high gasoline prices during fiscal 2007 helped boost sales in general, as customers chose to prepare more meals at home to reduce their spending at restaurants and also chose to patronize grocery stores located closer to their homes. During fiscal 2007, four of our eight locations experienced store sales increases (ranging from 2.79% to 6.13%), while the other four stores experienced decreases ranging from 0.95% to 4.71%. Besides the additional week of operations that was included in the prior fiscal year, management attributes the declines experienced at these locations to the impact of pricing adjustments implemented during the year to recover certain prior increases in our wholesale costs, as well as to reductions in our overall level of promotional activity during fiscal 2007. One store location also continues to be adversely impacted by ongoing issues related to the fact that another tenant moved out of the shopping center where it is located during fiscal 2006 and by generally unfavorable traffic pattern conditions at that location.

Sales for the fiscal year ended June 3, 2006 increased by 3.67% over the previous year. Approximately 55% of this sales increase was due to the fact that our 2006 fiscal year contained 53 weeks, while fiscal 2005 was a 52-week year. Besides the extra week of operations, fiscal 2006 sales also were helped by a successful Super Bowl promotion and two significant snowfalls during the third quarter (which tend to generate short-term spikes in grocery sales as customers "stock up" on staple items), and by the success of a major promotion that we ran in celebration of the Company's 50th anniversary in May 2006. Seven of our eight locations experienced same-store sales increases (ranging from 1.0% to 11.4%) for fiscal 2006 as compared to fiscal 2005. Our remaining store, which experienced a 2.3% sales decrease for fiscal 2006, was negatively impacted by the fact that another tenant moved out of the shopping center where it is located during the year, as well as by generally unfavorable traffic pattern conditions at that location. This store also was the location of the theft loss that was detected during the 2006 year-end audit.

Management is continually working to increase sales through the Company's advertising programs, product selection and overall mix of retail prices. This effort is hindered, however, by the effects of ongoing price competition from larger competitors with greater financial resources than the Company.

The following table sets forth information for the last three fiscal years as to the amount of total sales contributed by each class of products which contributed a significant percentage of the total retail sales and revenues of the Company during such periods:

                                  Fiscal 2007    Fiscal 2006    Fiscal 2005
     Product Class                 (52 Weeks)     (53 Weeks)     (52 Weeks)
     --------------------------  -------------  -------------  -------------
     Grocery and Non-Food Items  $  21,627,218  $  21,183,034  $  20,526,293
     Meat and Deli                   9,419,858      9,533,808      9,230,478
     Produce                         2,735,976      2,563,086      2,344,420

Gross  Margin:
-------------

As discussed above, the Company's 23.73% gross margin for fiscal 2007 represents a decrease of 0.45% from fiscal 2006 and a decrease of 0.16% as compared to fiscal 2005. This reduction reflects the fact that competition prevented us from succeeding until the third quarter of fiscal 2007 in adjusting our retail prices to recover increases in our wholesale costs for certain items (principally certain private label merchandise) which occurred earlier in the year. The gross margin also was impacted by our introduction of certain lower-priced, lower-margin generic merchandise this year, as well as certain targeted merchandise sales and other weekly advertised specials run to stimulate sales.

The Company's gross margin of 24.18% for the year ended June 3, 2006 increased by .29% over fiscal year 2005, reversing a 0.08% reduction in gross margin that occurred in 2005 and representing a temporary increase of 0.21% over the gross margin of 23.97% realized in fiscal years 2004 and 2003. Management attributes this improvement in the gross margin to the Company's success in strategically adjusting retail prices during fiscal 2006 to offset both our primary supplier's increase in its wholesale markup from 3% to 3.5% during the third quarter of fiscal 2005 and a fuel surcharge implemented by the supplier in during the second quarter of fiscal 2006. While we always attempt to sustain such improvements in the gross margin by adjusting our retail prices to recover cost increases as they occur, the gross margin reduction experienced for fiscal 2007 demonstrates the extent to which competitive conditions often limit our ability to do so.

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

The following table details the changes in these components of operating, general and administrative expenses for fiscal years 2007, 2006 and 2005:

                                                        % of 2007                % of 2006                % of 2005
Expense Item                               2007 Amount    Total    2006 Amount     Total    2005 Amount     Total
-----------------------------------------  -----------  ---------  ------------  ---------  ------------  ---------
Payroll                                    $ 3,964,576       49.6  $  3,936,440       47.6  $  3,932,634       49.0
Utilities and telephone expense                729,462        9.1       718,550        8.7       653,600        8.1
Rent                                           643,711        8.1       628,765        7.6       621,808        7.7
Insurance                                      618,679        7.7       627,826        7.6       674,109        8.4
Advertising and promotion                      527,303        6.6       611,447        7.4       628,455        7.8
General and office supplies                    371,429        4.6       367,303        4.5       327,785        4.1
Repairs and maintenance                        360,472        4.5       359,460        4.4       349,754        4.4
Depreciation                                   153,159        1.9       279,250        3.4       303,820        3.8
Bank service charges and credit card fees      152,952        1.9       160,347        1.9       115,629        1.4
Bad checks                                     130,245        1.6       120,583        1.5        87,502        1.1
Professional fees                              115,411        1.5       118,195        1.4       108,553        1.4
Theft loss                                           -          -        98,750        1.2             -          -
All other misc.                                233,905        2.9       235,217        2.8       227,692        2.8
                                           -----------  ---------  ------------  ---------  ------------  ---------
TOTAL                                      $ 8,001,304      100.0  $  8,262,133      100.0  $  8,031,341      100.0
                                           ===========  =========  ============  =========  ============  =========

Overall, operating, general and administrative expenses decreased by $260,829 (or 3.16%) in fiscal 2007 as compared to 2006. Approximately 38% of this decrease is attributable to the absence in fiscal 2007 of the $98,750 charge for a loss due to employee theft that impacted the fourth quarter of fiscal 2006.
Another 48% of the decrease is due to the $126,091 reduction in depreciation expense for fiscal 2007 versus 2006. As noted above, in light of the age and fully depreciated status of a significant portion of our physical equipment, annual depreciation charges may be expected to return to more historically consistent levels as the Company moves through anticipated replacement cycles for this equipment in future periods. The other major reduction contributing to the net decrease in operating, general and administrative expenses for fiscal 2007 was a $84,144 reduction in advertising and promotion expense, reflecting the fact that certain major promotions run by the Company during fiscal 2006 were not repeated in 2007.

These reductions were partially offset by less significant increases in other categories such as payroll ($28,136 - largely due to an increase in bonuses awarded due to the net profit achieved by the Company for fiscal 2007), utilities and telephone expense ($10,912 - largely due to increased energy costs), rent ($14,946 - due to the renewal during fiscal 2007 of a lease at one store location at a higher base rent as well as to higher percentage rents based on the sales increases noted above) and general and office supplies ($4,126). A $9,662 increase in bad checks expense for fiscal 2007 was more than offset by the $23,592 increase in check cashing fees reflected below. Further, while bad checks expense increased overall by comparison to fiscal 2006, we made progress during the year in reversing what had been a trend (discussed in more detail below) of significant, ongoing increases in both bad checks expense and bank service charges and credit card fees. The dollar amount of bad checks being written off decreased for each of the first three quarters of fiscal 2007 (declining to $20,103 for the third quarter as compared to $35,428 during the second quarter and $43,873 for the first quarter), although $30,841 in bad checks expense booked in the fourth quarter of the year disrupted this favorable trend. The decreases during the first three quarters, as well as the $7,395 reduction in bank service charges and credit card fees for fiscal 2007 as compared to the prior year, reflect improved supervision of the check cashing process by individual store managers as a result of efforts by the Company to improve training and employee education on this topic, as well as improved cash management practices related to this effort and to the change in our lead banking relationship that occurred during the fourth quarter.

Approximately 43% of the increase in operating, general and administrative expenses that occurred in fiscal 2006 was attributable to a net loss of $98,750 recognized as the result of an alleged employee theft of cash at one of our grocery stores that was detected during the year end audit of the Company's financial statements. The Company's practice of cashing payroll checks for customers at its grocery store locations contributed to the circumstances that led to this theft loss, and also contributed to the $44,718 increase in bank service charges and credit card fees and the $33,081 increase in bad checks expense that the Company experienced during fiscal 2006 as compared to the prior year. The increase in bank service charges is also partially attributable to increases in merchant fees paid by the Company in recent periods as more customers elect to pay for grocery purchases with debit and credit cards. Management believes that the practice of cashing customers' checks, while posing certain risks for the Company, is also vital to our competitive strategy for maintaining customer traffic and growing sales in the face of the increased competition from larger grocery retailers that we have experienced in recent years. We have installed a check verification system to reduce bad checks expense and, as reflected above, we also have improved employee education and training on this topic and implemented additional measures during fiscal 2007 to improve our process for managing customer check cashing activities and reducing associated expenses while continuing to offer this service to our customers.

Other significant increases in this category of expenses for fiscal 2006 included an increase of $64,950 in utilities and telephone expense during 2006, largely due to increasing energy costs which are beyond the Company's control, an increase of $39,518 in expenditures for supplies, primarily related to price increases experienced during the year for many of the routine supplies (particularly certain petroleum-based packaging materials) purchased by the Company, and an increase of $9,706 in repairs and maintenance related to the overall aging of the Company's equipment. These increases were partially offset by decreases during fiscal 2006 of $46,283 in insurance expense (due mainly to a decrease of approximately $40,000 in our worker's compensation premium for the year), $17,008 in advertising and promotion expense (reflecting the fact that we did not run certain programs that were primarily responsible for the $56,464 increase in fiscal 2005, but also offset by increases in the cost of other promotions) and $24,570 in depreciation (reflecting a significant reduction in our purchases of new equipment during fiscal 2006, as well as the fact that some of our older equipment is now fully depreciated).

Looking forward to fiscal 2008, management is concerned about the impact that the pending increase in the Federal minimum wage will have on our ability to control the payroll costs that amount to nearly half of the Company's operating, general and administrative expenses, as well as the possible impact of future increases in energy costs. Finally, while professional fees decreased by $2,784 (or approximately 2.4%) in fiscal 2007 (due principally to discontinuing the services of an outside security firm that was contracted for one location during the prior year), these fees increased by $9,642 (or 8.9%) during fiscal 2006 and by $11,372 (or 11.7%) during fiscal 2005 as compared to the respective prior years, largely due to increased regulatory costs related to compliance with the Sarbanes-Oxley Act of 2002. As discussed in more detail under "Material Commitments and Contingencies" below, we expect to incur significant additional fees related to the Company's initial compliance with Section 404 of this Act, which deals with management's report on the Company's internal control over financial reporting, during fiscal 2008.

Interest  and  Other  Income:
----------------------------

Other income (not including interest income) increased from $97,845 for the fiscal year ended June 3, 2006 to $126,822 for the fiscal year ended June 2, 2007, due principally to an increase implemented during the second quarter (in September 2006) in the fees charged to cash checks without a grocery purchase. This resulted in a $23,592 increase in check cashing fees for fiscal 2007 which, as noted above, more than offset the increase of $9,662 in bad check expense for the year. Returned check fees collected by the Company also increased significantly over fiscal 2006, due to the enhanced employee education efforts and enforcement of Company policies discussed above. The increase in other income also was aided by an increase in fees received for handling money orders, partially offset by a decrease in revenues related to Fed-Ex shipments, due to corresponding variations in the level of customer demand for these services during fiscal 2007.

The $12,860 increase in other income (not including interest income) for fiscal 2006 versus the prior year was due principally to volume-driven increases in check cashing fees, partially offset by a significant reduction in the collection of returned check fees (reflecting temporary inconsistencies in the enforcement of Company policy in this area, which have been corrected during 2007). Most of the remaining increase was attributable to volume-driven increases in funds received for handling money orders and revenue related to Fed-Ex shipments for fiscal 2006 as compared to fiscal 2005.

The components of other income for the fiscal years ended June 2, 2007, June 3, 2006 and May 28, 2005 were as follows:

     Description                                 2007 Amount   2006 Amount   2005 Amount
     -----------                                ------------  ------------  ------------
     Check cashing fees                         $     90,347  $     66,755  $     52,133
     Funds received for handling money orders         11,021         8,118         5,940
     Vendor's compensation from the States of
       Alabama and Georgia for collecting and
       remitting sales taxes on a timely basis        14,584        14,516        14,153
     Returned check fees                               4,188           570         6,003
     Revenue related to Fed-Ex shipments/other         6,682         7,886         6,756
                                                ------------  ------------  ------------
     TOTAL                                      $    126,822  $     97,845  $     84,985
                                                ============  ============  ============

As noted above, interest income increased by $4,990 (to $15,868) for fiscal 2007 versus 2006 and by $6,845 (to $10,878) for fiscal 2006 versus 2005, reflecting increases in prevailing interest rates at each annual re-pricing of the Company's bank certificate of deposit during these periods.

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

No amounts have been provided for current and deferred federal and state tax expense in the statements of income for any of the three fiscal years ended June 2, 2007, as a result of recurring net operating losses and the related valuation of the Company's net deferred tax assets.

At June 2, 2007, the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $593,000 and $701,000, respectively. The Company has established a valuation allowance, which effectively reduces the carrying value of its net deferred taxes to zero at June 2, 2007 and June 3, 2006. Unless the Company realizes sufficient taxable income in future periods to demonstrate that the likelihood of realization of the net deferred tax assets is reasonably assured under the accounting guidelines of SFAS No. 109, this valuation allowance will be continued in future periods. If not utilized, the carryforwards will expire at various dates through 2025.

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


                               FINANCIAL CONDITION
                               -------------------

Liquidity  and  Capital  Resources:
-----------------------------------

Changes in the Company's liquidity and capital resources during the periods presented resulted primarily from the following:

During the fiscal year ended June 2, 2007, the Company generated $203,854 in cash flow from operating activities. This resulted primarily from our net income of $97,502 for the year plus the impact of non-cash depreciation charges in the amount of $153,159, partially offset by a net reduction of $47,281 in other operating assets and liabilities. The Company's cash and cash equivalents increased by $247,818 while its certificate of deposit decreased by $2,612 for fiscal 2007.

Effective May 3, 2007, we entered into a new $980,000 credit facility with Gateway Bank & Trust, which replaced our former credit facilities with Northwest Georgia Bank. Between May 3, 2007 and June 2, 2007, we drew $609,650 under our new $800,000 line of credit with Gateway Bank & Trust (including $500,000 used to pay off our former line at Northwest Georgia Bank), resulting in a net increase in borrowings under our line of credit of $109,650 for fiscal 2007 and leaving $190,350 available for additional borrowings under the new line at fiscal year end. The new line of credit has a term of 12 months, pursuant to which the Company is required to make monthly interest only payments on the outstanding balance and to repay outstanding principal and accrued interest by May 2, 2008, with interest at an annual rate equal to the Wall Street Journal prime rate (subject to a minimum annual interest rate of 6.0%). The new line contains a borrowing base provision which limits the maximum outstanding indebtedness to forty percent (40%) of the value of the Company's inventory, as measured on a quarterly basis. The new credit facility also includes a 60-month term loan in the amount of $180,000, with interest at an annual rate equal to the Wall Street Journal prime rate (8.25% as of the execution date), subject to a minimum annual interest rate of 6.0%. The proceeds of the term loan were used to retire the remaining $134,789 balance on an existing term note payable to Northwest Georgia Bank incurred in December 2003 to finance the addition of the Company's eighth grocery store, with the remaining $45,211 utilized to pay closing costs and for working capital. We also incurred additional long-term debt in the amount of $17,426 during fiscal 2007 ($15,614 of which was outstanding at fiscal year end) in connection with the purchase of a used vehicle.

In addition to funding our ordinary working capital requirements, the funds resulting from the activities described above were utilized to reduce the Company's long-term debt by a net amount of approximately $10,367 and its borrowings from affiliated parties by a net amount of $12,841 during the year, to redeem $11,039 in common stock, and to fund purchases of property and equipment of $34,151. These purchases of property and equipment included the replacement of one vehicle financed in the amount of $17,426 as well as $16,725 to replace a front door, a dumpster, a security camera system, an ice machine and a produce scale as well as adding shelving at some locations. Please refer to "Material Commitments and Contingencies" below for a discussion of anticipated capital spending during fiscal 2008 and beyond.

During the fiscal year ended June 3, 2006, the Company generated $275,309 in cash flow from operating activities, increased its draws under its line of credit with its lead bank by $100,000 and incurred additional long-term debt in the amount of $22,212 in connection with the purchase of a new vehicle. The Company's cash and cash equivalents increased by $35,895 and its certificate of deposit increased by $11,925 for fiscal 2006. In addition to funding our ordinary working capital requirements, these funds were utilized to reduce the Company's long-term debt by a net amount of approximately $203,627 and its borrowing from affiliated parties by $6,988 during the year, to redeem $7,082 in common stock, and to fund purchases of property and equipment of $115,880. These purchases of property and equipment included the replacement of two vehicles financed through payment of $17,678 in cash and manufacturer financing in the amount of $22,212 on one of the vehicles, plus the trade-in value received for the two older vehicles replaced, as well as $68,680 to replace certain refrigeration equipment at one store and some smaller equipment purchases and miscellaneous shelving upgrades and leasehold improvements.

The ratio of current assets to current liabilities was 1.75 to 1 at the end of the latest fiscal year, June 2, 2007 compared to 1.66 to 1 at the end of the fiscal year ended June 3, 2006 and 1.74 to 1 at the end of the fiscal year ended May 28, 2005. Cash, cash equivalents and the certificate of deposit constituted 26.31% of the total current assets at June 2, 2007 as compared to 21.17% at June 3, 2006 and 20.13% at May 28, 2005. As previously reported, the Company has increased its reliance on bank financing and working capital management (principally inventory reductions), and limitations on additional capital spending to maintain adequate liquidity to fund operations in connection with the operating losses experienced in recent years. The foregoing ratios, however, reflect the fact that our liquidity situation has improved over the past two years as a result of the $163,981 reduction in the net loss for fiscal 2006 as compared to fiscal 2005 and the income of $97,502 reported for fiscal 2007, coupled with a net reduction of approximately $14,000 in the Company's monthly debt service requirements through the retirement of long term debt over the past three fiscal years. As employment and inventory costs increase, management will attempt to compensate for the increases through operational efficiencies (including both efficient working capital management and seeking to reduce other expenses where possible), and through seeking to continue favorable arrangements with creditors.

Historically, we have financed our working capital requirements principally through cash flow from operations. Short-term borrowings to finance inventory purchases are provided by the Company's $800,000 line of credit from its bank and through borrowings from related parties, as discussed below. The bank line of credit is secured by our certificate of deposit, as well as by a security interest in substantially all of our accounts receivable, inventory, machines and equipment, furniture and fixtures and by personal guarantees of Michael A. Richardson and Paul R. Cook, the Company's President and CEO and Executive Vice President and CFO, respectively. While we believe that these sources will continue to provide us with adequate liquidity to supply the Company's working capital needs, if we experience future operating losses at levels which are not substantially offset by depreciation and other non-cash charges, our operating cash flows could be adversely affected. If this happens, we could be required to seek additional financing through bank loans, or other sources, in order to meet our working capital needs. If we were required to seek such additional financing and were not able to obtain it, or were unable to do so on commercially reasonable terms, we could be required to reduce the Company's current level of operations in order to lower our working capital requirements to a level that our present financing arrangements would support.

Short-term borrowings as of the end of the past two fiscal years are presented below:

                                         June 2,        June 3,
                                          2007           2006
                                        --------       --------
     Michael and Diana Richardson       $ 12,832       $ 11,840
     Matthew Richardson                    1,458         15,291
     Line of Credit                      609,650        500,000
                                        --------       --------
     Total                              $623,940       $527,131
                                        ========       ========

During fiscal 2007, we reduced the Company's borrowings from related parties by a net amount of $12,841 (reflecting payments of $14,000 net of $1,159 in additional interest accrued). The largest principal balances outstanding on such notes at any time during the Company's fiscal year 2007 were $12,831 and $15,291, respectively. As discussed in more detail above, we increased borrowings on our primary line of credit by a net amount of $109,650 during fiscal 2007 in connection with the refinancing of the line of credit with Gateway Bank & Trust during the fourth quarter. We paid a total of $41,555 in interest on the Company's outstanding borrowings under its bank lines of credit during fiscal 2007.

The Company's line of credit with Gateway Bank & Trust bears interest at the prime rate as published in The Wall Street Journal, subject to a 6.0% floor.
                               -----------------------
Notes to Michael and Diana Richardson and to Matthew Richardson are unsecured, payable on demand and bear interest at .25% below the base rate charged by Gateway Bank & Trust on the line of credit. Michael Richardson is Chairman of the Board and Chief Executive Officer of the Company. Diana Richardson is the wife of Michael Richardson, and Matthew Richardson is their son.


Long-Term  Debt:
----------------

At June 2, 2007, long-term debt consisted of a note payable to Gateway Bank & Trust of $180,000 used to pay-off Northwest Georgia Bank on a note which financed, in December 2003, the addition of the Company's eighth grocery store. In addition, two vehicle notes were financed with an aggregate balance due at June 2, 2007 of $32,250.

The components of the Company's long term debt as of the end of each of the fiscal years ended June 2, 2007 and June 3, 2006 are set forth in detail in Note 3 to the accompanying financial statements.

The following is a schedule by years of the amount of maturities of all long-term debt subsequent to June 2, 2007:

                    Year            Amount
                    ----            -------
                    2008            $40,206
                    2009             47,659
                    2010             40,427
                    2011             41,938
                    2012             42,020

Material  Commitments  and  Contingencies
-----------------------------------------

We presently estimate that capital expenditures for required replacements of equipment in the ordinary course during fiscal 2008 will be $50,000 or less, which we expect to fund from operating cash flows. Additionally, we have already acquired two vehicles in the first two months of fiscal 2008 at a cost of $35,435. If it becomes necessary to replace the Company's maintenance vehicle in fiscal 2008, the estimated cost of replacement will be approximately $35,000. The two vehicles already purchased are being financed through bank loans. Future vehicle replacements, to the extent not paid for in cash, are expected to be funded through either bank or manufacturing financing, whichever option will provide the Company with the most favorable terms. Additionally, management is currently obtaining cost estimates for the remodeling of one store which may be undertaken in mid to late fiscal 2008, but such estimates have not yet been received. Finally, while management is attempting to postpone future upgrades of our existing cash register and scanning equipment beyond fiscal 2008, pending changes that will add an additional digit to the bar codes on the inventory that we carry and requirements by the credit card industry will likely require such upgrades within the next year or within five fiscal years and, additionally, some of this equipment is subject to being replaced due to lack of availability of parts and wear. We cannot reliably estimate the cost of any such upgrades at the present time, but we will attempt to manage the number of units purchased and the timing of such purchases in a manner which both contains the Company's overall costs and allows us to finance these purchases on the most favorable terms that we are able to obtain.

The Company has adopted a 401(k) plan that is administered by Capital Bank and Trust Company. Participation in the plan is available to all full-time employees. The Company's annual contributions to the plan are discretionary. The Company's contribution to the plan was $7,500 in each of fiscal years 2007, 2006 and 2005.

The Sarbanes-Oxley Act of 2002 included provisions addressing audits, financial reporting and disclosure, conflicts of interest and corporate governance at public companies. As discussed above, the Company already has incurred increased professional fees during fiscal years 2005, 2006 and 2007 related to compliance with these provisions. Additionally, Section 404 of this Act deals with management's report on internal control over financial reporting and an annual attestation report on the effectiveness of such internal control by the Company's independent accountants, and will require much in the way of resources to plan, implement and document internal controls. Some of the resources will be in the form of management effort devoted to complying with the new rules, but we also expect in incur significant costs in the form of increased accounting and consulting fees.

On December 15, 2006, the SEC issued an additional (and likely final) formal extension of the Section 404 compliance dates for non-accelerated filers such as the Company. Pursuant to this action, the Company now will be required to phase-in compliance with Section 404 as follows: we will have to begin providing an annual report by management assessing the effectiveness of our internal control over financial reporting with our annual report for fiscal 2008, and we will have to begin including an annual attestation report by our independent auditors addressing the effectiveness of such internal controls with our annual report for fiscal 2009. On June 20, 2007, the SEC issued additional regulatory releases containing interpretive guidance intended to assist management in conducting a top-down, risk-based evaluation of internal control over financial reporting, coupled with additional rule revisions and changes to the definitions of a "significant deficiency" and "material weakness" in internal control over financial reporting, intended to ease the burden of Section 404 compliance for smaller public companies. On July 25, 2007, the SEC issued its final approval of the adoption by the Public Company Accounting Oversight Board (PCAOB) of a new Auditing Standard No. 5 to supersede its former Auditing Standard No. 2 (AS No.
2) in prescribing the standards which will govern the auditors' annual attestation reports on internal control over financial reporting, designed to focus the auditors' attention on those areas that pose the highest risk of material misstatement to the financial statements as opposed to requiring multiple procedures unnecessary to an effective audit of internal control (for which AS No. 2 had been widely criticized), again with the objective of easing the compliance burden for smaller companies.

While these measures may ultimately reduce the Company's Section 404 compliance costs below what they otherwise would have been, we are not presently able to estimate the full extent of these costs. Further, our external auditors have brought to our attention a need to adopt increased security measures related to our financial accounting systems, increase the segregation of duties related to certain of our accounting and financial reporting processes and improve our cash controls and cash management procedures. During the course of our testing and preparations for compliance with Section 404, we may identify additional deficiencies. Accordingly, we expect our efforts to remediate such deficiencies in time to meet the deadlines imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404 to require a significant commitment of management resources and to result in significant additional expenses over the next two fiscal years.

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

The Company has no significant off-balance sheet arrangements as of June 2, 2007.

Related  Party  Transactions:
-----------------------------

Except as discussed under "Liquidity and Capital Resources" with regard to short-term borrowings from related parties, there were no material related party transactions during the fiscal year ended June 2, 2007.

Contractual  Obligations:
-------------------------

The following table represents the Company's outstanding contractual obligations at June 2, 2007 (in thousands):

                                              LESS THAN 1
CONTRACTUAL OBLIGATIONS               TOTAL       YEAR      1-3 YEARS   4-5 YEARS   AFTER 5 YEARS
-----------------------                -----------------------------------------------------------
Debt Obligations Excluding Interest   $  836  $        664  $       88  $       84  $            0
Operating Lease Obligations (1)        1,846           542         677         486             141
Other Obligations                          0             0           0           0               0
                                      ------  ------------  ----------  ----------  --------------
TOTAL CONTRACTUAL CASH OBLIGATIONS    $2,682  $      1,206  $      765  $      570  $          141
                                      ======  ============  ==========  ==========  ==============

(1) These obligations relate primarily to leases of the Company's various store locations.

Forward-Looking  Statements
---------------------------

Information provided by the Company, including written and oral statements made by its representatives, may contain "forward looking information" as defined in
Section 21E of the Securities Exchange Act of 1934, as amended. All statements that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as expansion and growth of the Company's business, the effects of future competition, future capital expenditures and the Company's business strategy, are forward-looking statements. In reviewing such information it should be kept in mind that actual results may differ materially from those projected or suggested in such forward-looking statements. This forward looking information is based on various factors and was derived utilizing numerous assumptions. Many of these factors previously have been identified in filings or statements made on behalf of the Company, including filings with the Securities and Exchange Commission on Forms 10-Q, 10-K and 8-K. Important assumptions and other important facts that could cause results to differ materially from those set forth in the forward-looking statements include the following (in addition to those matters discussed in the Risk Factors included in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended June 2, 2007): changes in the general economy or in the economy of Company's primary markets, the effects of ongoing price competition from competitors (some of which have greater financial resources than those of the Company), changes in consumer spending, the nature and extent of continued consolidation in the grocery store industry, changes in the rate of inflation, changes in state or federal legislation or regulation, adverse determinations with respect to any litigation or other claims, inability to develop new stores or complete remodels as rapidly as planned, stability of product costs, supply or quality control problems with the Company's vendors, and other issues and uncertainties detailed from time-to-time in the Company's filings with the Securities and Exchange Commission.

QUANTITATIVE  AND  QUALITATIVE  DISCLOSURES  ABOUT  MARKET  RISK:
-----------------------------------------------------------------

The Company does not engage in derivative transactions, nor does it hold or issue financial instruments for trading or other speculative purposes. The Company is exposed to market risk related to changes in interest rates primarily as a result of its borrowing activities. The effective interest rate on the Company's borrowings under its Line of Credit Agreements and under its outstanding notes varies with the prime rate. The Company does not maintain any interest rate hedging arrangements. Based on the Company's outstanding indebtedness at June 2, 2007 a one percent (1.0%) increase in the prime interest rate would increase interest expense applicable to our variable rate debt (and reduce our income) by approximately $8,000 annually. Conversely, a one percent (1.0%) decrease in the prime interest rate would decrease interest expense applicable to our variable rate debt (and increase our net income) by approximately $8,000 annually.

             Report of Independent Registered Public Accounting Firm
             -------------------------------------------------------




To the Board of Directors and Stockholders
American Consumers, Inc.
Fort Oglethorpe, Georgia

     We have audited the accompanying balance sheets of American Consumers, Inc. as of June 2, 2007 and June 3, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended June 2, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Consumers, Inc. as of June 2, 2007 and June 3, 2006, and the results of its operations and its cash flows for each of the three years in the period ended June 2, 2007, in conformity with U.S. generally accepted accounting principles.


/S/ HAZLETT, LEWIS & BIETER, PLLC
Chattanooga, Tennessee
July 19, 2007

                            AMERICAN CONSUMERS, INC.

                              STATEMENTS OF INCOME

     For the Fiscal Years Ended June 2, 2007, June 3, 2006 and May 28, 2005

--------------------------------------------------------------------------------

                                            2007          2006          2005
                                         (52 Weeks)    (53 Weeks)    (52 Weeks)
                                        ------------  ------------  ------------
NET SALES                               $33,783,052   $33,279,928   $32,101,191

COST OF GOODS SOLD                       25,766,340    25,233,903    24,430,627
                                        ------------  ------------  ------------

  Gross profit                            8,016,712     8,046,025     7,670,564

OPERATING, GENERAL AND
  ADMINISTRATIVE EXPENSES                 8,001,304     8,262,133     8,031,341
                                        ------------  ------------  ------------

    Operating income (loss)                  15,408      (216,108)     (360,777)
                                        ------------  ------------  ------------

OTHER INCOME (EXPENSE)
  Interest income                            15,868        10,878         4,033
  Interest expense                          (60,596)      (59,994)      (59,601)
  Other income                              126,822        97,845        84,985
                                        ------------  ------------  ------------

                                             82,094        48,729        29,417
                                        ------------  ------------  ------------

    Income (loss) before income taxes        97,502      (167,379)     (331,360)

FEDERAL AND STATE INCOME
  TAXES                                           -             -             -
                                        ------------  ------------  ------------

NET INCOME (LOSS)                       $    97,502   $  (167,379)  $  (331,360)
                                        ============  ============  ============

INCOME (LOSS) PER SHARE                 $       .12   $      (.21)  $      (.41)
                                        ============  ============  ============

WEIGHTED AVERAGE NUMBER
  OF SHARES OUTSTANDING                     790,521       800,304       806,586
                                        ============  ============  ============


The Notes to Financial Statements are an integral part of these statements.

                               AMERICAN CONSUMERS, INC.

                                    BALANCE SHEETS

                            June 2, 2007 and June 3, 2006

------------------------------------------------------------------------------------

                                                              2007          2006
                                                          ------------  ------------
       ASSETS

CURRENT ASSETS
  Cash and cash equivalents                               $   582,472   $   334,654
  Certificate of deposit                                      312,161       314,773
  Accounts receivable                                         233,057       170,316
  Inventories                                               2,118,189     2,124,431
  Prepaid expenses                                            154,213       123,545
                                                          ------------  ------------

      Total current assets                                  3,400,092     3,067,719
                                                          ------------  ------------


PROPERTY AND EQUIPMENT - at cost
  Leasehold improvements                                      300,800       295,057
  Furniture, fixtures and equipment                         3,298,923     3,300,542
                                                          ------------  ------------

                                                            3,599,723     3,595,599
  Less accumulated depreciation                            (3,275,328)   (3,151,622)
                                                          ------------  ------------

                                                              324,395       443,977
                                                          ------------  ------------

                                                          $ 3,724,487   $ 3,511,696
                                                          ============  ============


The Notes to Financial Statements are an integral part of these statements.

----------------------------------------------------------------------------------

                                                              2007        2006
                                                          ------------  ------------
     LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable                                        $    904,396  $    867,663
  Short-term borrowings                                        623,940       527,131
  Current maturities of long-term debt                          40,206        78,120
  Accrued sales tax                                            152,893       156,442
  Other                                                        224,683       217,981
                                                          ------------  ------------

      Total current liabilities                              1,946,118     1,847,337
                                                          ------------  ------------


LONG-TERM DEBT                                                 172,044       144,497
                                                          ------------  ------------


STOCKHOLDERS' EQUITY
  Nonvoting preferred stock - authorized 5,000,000
    shares of no par value; no shares issued                         -             -
  Nonvoting common stock - $.10 par value; authorized
    5,000,000 shares; no shares issued                               -             -
  Common stock - $.10 par value; authorized 5,000,000
    shares; shares issued of 785,866 in 2007 and 796,905
    in 2006                                                     78,587        79,691
  Additional paid-in capital                                   655,350       664,556
  Retained earnings                                            872,388       775,615
                                                          ------------  ------------

                                                             1,606,325     1,519,862
                                                          ------------  ------------

                                                          $  3,724,487  $  3,511,696
                                                          ============  ============

                               AMERICAN CONSUMERS, INC.

                    STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

        For the Fiscal Years Ended June 2, 2007, June 3, 2006 and May 28, 2005

------------------------------------------------------------------------------------------

                              Shares of              Additional
                                Common     Common     Paid-in      Retained
                                Stock      Stock      Capital      Earnings       Total
                              ----------  --------  ------------  -----------  -----------
Balance, May 29, 2004           813,410   $81,341   $   678,320   $1,275,445   $2,035,106

  Net loss for year                   -         -             -     (331,360)    (331,360)

  Redemption of common stock     (9,423)     (942)       (7,858)        (623)      (9,423)
                              ----------  --------  ------------  -----------  -----------

Balance, May 28, 2005           803,987    80,399       670,462      943,462    1,694,323

  Net loss for year                   -         -             -     (167,379)    (167,379)

  Redemption of common stock     (7,082)     (708)       (5,906)        (468)      (7,082)
                              ----------  --------  ------------  -----------  -----------

Balance, June 3, 2006           796,905    79,691       664,556      775,615    1,519,862

  Net income for year                 -         -             -       97,502       97,502

  Redemption of common stock    (11,039)   (1,104)       (9,206)        (729)     (11,039)
                              ----------  --------  ------------  -----------  -----------

Balance, June 2, 2007           785,866   $78,587   $   655,350   $  872,388   $1,606,325
                              ==========  ========  ============  ===========  ===========


The Notes to Financial Statements are an integral part of these statements.

                                      AMERICAN  CONSUMERS,  INC.

                                     STATEMENTS  OF  CASH  FLOWS

                For the Fiscal Years Ended June 2, 2007, June 3, 2006 and May 28, 2005

-----------------------------------------------------------------------------------------------------

                                                                   2007         2006         2005
                                                                (52 Weeks)   (53 Weeks)   (52 Weeks)
                                                                -----------  -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                             $   97,502   $ (167,379)  $ (331,360)
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
      Depreciation and amortization                                153,159      279,250      303,820
      Loss on sale of property and equipment                           474        4,143          130
      Change in operating assets and liabilities:
        Accounts receivable                                        (62,741)     (57,618)      24,765
        Inventories                                                  6,242       82,658      156,884
        Prepaid expenses                                           (30,668)     (55,890)      (2,286)
        Accounts payable and accrued liabilities                    39,886      190,145       (1,193)
                                                                -----------  -----------  -----------

          Net cash provided by operating activities                203,854      275,309      150,760
                                                                -----------  -----------  -----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of certificate of deposit                              (312,161)    (314,773)    (302,848)
  Proceeds from maturity of certificate of deposit                 314,773      302,848      323,488
  Purchase of property and equipment                               (34,151)    (115,880)     (56,588)
  Proceeds from disposal of property and equipment                     100        6,088            -
                                                                -----------  -----------  -----------

          Net cash used in investing activities                    (31,439)    (121,717)     (35,948)
                                                                -----------  -----------  -----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase in short-term borrowings                             96,809       93,012       94,069
  Proceeds from long-term debt                                     195,613       22,212            -
  Principal payments on long-term debt                            (205,980)    (225,839)    (235,834)
  Redemption of common stock                                       (11,039)      (7,082)      (9,423)
                                                                -----------  -----------  -----------

          Net cash provided by (used in) financing activities       75,403     (117,697)    (151,188)
                                                                -----------  -----------  -----------

NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                                             247,818       35,895      (36,376)

CASH AND CASH EQUIVALENTS, beginning of year                       334,654      298,759      335,135
                                                                -----------  -----------  -----------

CASH AND CASH EQUIVALENTS, end of year                          $  582,472   $  334,654   $  298,759
                                                                ===========  ===========  ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION
  Cash paid during the year for:
    Income taxes                                                $      750   $    4,810   $    6,354
    Interest                                                        63,952       59,463       53,037
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

                           AMERICAN  CONSUMERS,  INC.

                        NOTES  TO  FINANCIAL  STATEMENTS

--------------------------------------------------------------------------------

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

          Property  and  equipment:

          Expenditures for property and equipment are charged to asset accounts at cost. Depreciation is provided on the straight-line and declining-balance methods at rates based upon the estimated useful lives of the various classes of depreciable property. Repairs and maintenance are expensed as incurred. Depreciation expense included in the statements of income was $153,159, $279,250, and $303,820 in 2007,
          2006  and  2005,  respectively.

          Revenue  recognition:

          The financial statements of the Company are prepared under the accrual method of accounting. The Company recognizes income on the sale of all grocery and non-food merchandise at the point-of-sale.

          Advertising  costs:

          Advertising costs are charged to operations when incurred. Advertising costs charged to operations were $527,303, $611,447, and $628,455 in 2007, 2006, and 2005, respectively.

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

          Recent  accounting  pronouncements:

          In March 2005, the FASB issued FASB Interpretation (FIN) No. 47, "Accounting for Conditional Asset Retirement Obligations - an Interpretation of FASB Statement No. 143." FIN No. 47 clarifies that the term "conditional asset retirement obligation" as used in FASB Statement No. 143, "Accounting for Asset Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN No. 47 became effective for the Company on June 3, 2006, and did not have a material effect on the Company's financial statements.

                           AMERICAN  CONSUMERS,  INC.

                        NOTES  TO  FINANCIAL  STATEMENTS

--------------------------------------------------------------------------------

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

          Recent  accounting  pronouncements:  (continued)

          In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109." FIN No. 48 clarifies the accounting for uncertainty in tax positions. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 becomes effective for the Company's fiscal year beginning June 3, 2007, and is not expected to have a material effect on the Company's financial statements.

          In June 2006, the FASB ratified Emerging Issues Task Force (EITF) issue No. 06-03, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)." EITF No. 06-03 allows taxes assessed by various governmental authorities that are directly imposed on revenue-producing transactions between a seller and a customer, such as sales and some excise taxes, to be presented on either a gross or net basis. If such taxes are significant, the accounting policy should be disclosed as well as the amount of taxes included in revenue if presented on a gross basis. The Company records sales net of applicable sales taxes. Therefore, the adoption of EITF No. 06-03 had no effect on the presentation of the Company's financial statements.

          In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurement. SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 will become effective for the Company's fiscal year beginning June 1, 2008. The Company is currently evaluating the effect of adopting SFAS No. 157.

          In February 2007, the FASB issued Statement of Financial Accounting Standard No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115." SFAS No. 159 permits entities to make an irrevocable election to measure certain financial instruments and other assets and liabilities at fair value on an instrument-by-instrument basis. Unrealized gains and losses on items for which the fair value option has been elected should be recognized into net earnings at each subsequent reporting date. SFAS No. 159 will become effective for the Company's fiscal year beginning June 1, 2008. The Company is currently evaluating the effect of adopting SFAS No. 159.

                           AMERICAN  CONSUMERS,  INC.

                        NOTES  TO  FINANCIAL  STATEMENTS

--------------------------------------------------------------------------------

Note  2.  Short-Term  Borrowings

          At June 3, 2006, the Company had a $500,000 line of credit with a bank with a maturity date of June 27, 2007. The Company entered into an $800,000 line of credit with a different bank on May 3, 2007. This agreement matures on May 2, 2008. Proceeds from the new line of credit were used to pay off and close the $500,000 line of credit. The interest rate on amounts outstanding under both line of credit agreements was based on prime, subject to a 6.00% floor.

          The line-of-credit is secured by the Company's certificate of deposit, as well as by a security interest in substantially all of its accounts receivable, inventory, machines and equipment, furniture and fixtures and by personal guarantees of Michael A. Richardson and Paul R. Cook, the Company's President and CEO and Executive Vice President and CFO, respectively.

          At June 2, 2007 and June 3, 2006, the Company had short-term borrowings consisting of unsecured notes payable to Michael and Diana Richardson, principal shareholders of the Company, and to their son, Matthew Richardson. These notes provide for interest at .25% below the bank's base rate and are payable on demand.

          A summary of short-term borrowings for the fiscal years ended June 2, 2007 and June 3, 2006, is as follows:

                                                        2007       2006
                                                      ---------  ---------
          Line-of-credit agreements                   $609,650   $500,000
          Loans payable to shareholders                 14,290     27,131
                                                      ---------  ---------

            Total outstanding                         $623,940   $527,131
                                                      =========  =========

          Weighted average interest rate at year end      8.24%      7.99%
                                                      ---------  ---------

          Weighted average interest rate during year      8.23%      7.29%
                                                      ---------  ---------

          Maximum amount outstanding during year      $637,773   $534,921
                                                      =========  =========

          Average amount outstanding during year      $516,131   $490,429
                                                      =========  =========

                           AMERICAN  CONSUMERS,  INC.

                        NOTES  TO  FINANCIAL  STATEMENTS

--------------------------------------------------------------------------------

Note  3.  Long-Term  Debt


          Long-term debt consists of the following notes payable at June 2, 2007 and June 3, 2006:


                                                                     2007      2006
                                                                   --------  --------
          Note payable to Northwest Georgia Bank;
            principal and interest due in monthly installments
            of $11,381, through September 2006; interest
            at prime rate; collateralized by equipment,
            accounts receivable, inventory, and personal
            guarantees of the Company's President and
            Executive Vice President                               $      -  $  5,941

          Note payable to Northwest Georgia Bank;
            principal and interest due in monthly installments
            of $6,781, through December 2008; interest at prime
            rate with 6.00% floor; collateralized by equipment,
            inventory, and personal guarantees of the Company's
            President and Executive Vice President                        -   196,020

          Note payable to Gateway Bank & Trust;
            principal and interest due in monthly installments
            of $3,684, through April 2012; interest at prime
            rate with 6.00% floor; collateralized by equipment,
            inventory, and personal guarantees of the Company's
            President and Executive Vice President                  180,000         -

          Vehicle installment loan; due in monthly installments
            of $433, through December 2010; collateralized
            by an automobile                                         16,636    20,656

          Vehicle installment loan; due in monthly installments
            of $524, through January 2010; collateralized
            by an automobile                                         15,614         -
                                                                   --------  --------

                                                                    212,250   222,617

          Less current maturities                                    40,206    78,120
                                                                   --------  --------

          Total long-term debt                                     $172,044  $144,497
                                                                   ========  ========

                           AMERICAN  CONSUMERS,  INC.

                        NOTES  TO  FINANCIAL  STATEMENTS

--------------------------------------------------------------------------------

Note  3.  Long-Term  Debt  (continued)

          The aggregate maturities or principal payments required on long-term debt for years subsequent to June 2, 2007, are as follows:

                      Year             Amount
                      ----            -------
                      2008            $40,206
                      2009             47,659
                      2010             40,427
                      2011             41,938
                      2012             42,020

Note  4.  Lease  Commitments

          The Company leases the facilities in which its retail grocery operations are located under noncancelable operating leases that expire at various dates through April 2014. Substantially all of the leases include renewal options. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of June 2, 2007:

                      Fiscal            Minimum
                    Year Ending         Rentals
                    -----------       ----------
                      2008            $  542,380
                      2009               395,590
                      2010               281,408
                      2011               255,170
                      2012               231,253
                    Thereafter           140,685
                                      ----------

                        Total         $1,846,486
                                      ==========

          Rental expense for the fiscal years ended June 2, 2007, June 3, 2006, and May 28, 2005, is as follows:

                                               2007      2006      2005
                                             --------  --------  --------
          Minimum rentals                    $627,399  $611,417  $609,105
          Contingent rentals based on sales    14,604    17,348    12,703
                                             --------  --------  --------

              Total                          $642,003  $628,765  $621,808
                                             ========  ========  ========

                           AMERICAN  CONSUMERS,  INC.

                        NOTES  TO  FINANCIAL  STATEMENTS

--------------------------------------------------------------------------------

Note 5.   Federal and State Income Taxes

          No amounts have been provided for current and deferred federal and state tax expense in the statements of income for any of the three years ended June 2, 2007, as a result of recurring net operating losses and the related full valuation allowance on the Company's net deferred tax assets.

          A reconciliation of income tax expense computed by applying the U.S. Federal statutory rates to income before income taxes and actual income tax expense is as follows:

                                                     2007       2006       2005
                                                   ---------  ---------  ---------
          Federal income tax expense (benefit)
            computed at the statutory rates        $ 14,700   $(25,100)  $(49,700)
          State income tax, net of federal
            income tax expense (benefit)              5,400     (9,300)   (18,000)
          Change in deferred tax asset valuation
            allowance                               (20,100)    34,400     67,700
                                                   ---------  ---------  ---------

              Total income tax expense (benefit)   $      -   $      -   $      -
                                                   =========  =========  =========

          The tax effects of significant temporary differences that comprise deferred tax assets and liabilities at June 2, 2007 and June 3, 2006, are as follows:

                                                            2007        2006
                                                         ----------  ----------
          Deferred tax assets:
            Net operating loss carryforward              $(128,000)  $(148,900)
            Other                                          (12,200)    (22,500)

          Deferred tax liabilities:
            Depreciable basis of property and equipment      4,600      15,700

          Deferred tax asset valuation allowance           135,600     155,700
                                                         ----------  ----------

                                                         $       -   $       -
                                                         ==========  ==========

          At June 2, 2007, the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $593,000 and $701,000, respectively. The Company has established a full valuation allowance, which effectively reduces the carrying value of its net deferred taxes to zero at June 2, 2007 and June 3, 2006. Unless the Company realizes sufficient taxable income in future periods to demonstrate that the likelihood of realization of the net deferred tax assets is reasonably assured under the accounting guidelines of SFAS No. 109, this valuation allowance will be continued in future periods. If not utilized, the carryforwards will expire at various dates through 2025.

                           AMERICAN  CONSUMERS,  INC.

                        NOTES  TO  FINANCIAL  STATEMENTS

--------------------------------------------------------------------------------

Note 6.   Employee Benefit Plan

          The Company has adopted a 401(k) employee benefit plan covering substantially all employees who have met minimum service and age requirements. The service and age requirements were waived for the initial plan participants to encourage participation. The Company's annual contribution is discretionary. The Company's contribution to the plan was $7,500 in 2007, 2006 and 2005.

Note  7.  Concentration  of  Credit  Risk  and  Major  Supplier

          The Company maintains a certificate of deposit and other deposit accounts at financial institutions in amounts that exceed the Federal Deposit Insurance Corporation (FDIC) insurance limit. The total of deposits that exceeded the FDIC insurance limit was $639,345 at June 2, 2007. The Company believes that maintaining deposits in these financial institutions does not represent a significant credit risk and that the Company benefits from favorable banking relationships as a result of maintaining deposits with these institutions.

          Approximately 81 percent of the Company's purchased merchandise for the year ended June 2, 2007, was procured from the Company's main supplier.

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

                           AMERICAN  CONSUMERS,  INC.

                        NOTES  TO  FINANCIAL  STATEMENTS

--------------------------------------------------------------------------------

Note 10.  Fair Value of Financial Instruments

          The carrying values of cash and cash equivalents, the certificate of deposit, accounts receivable, short-term borrowings, accounts payable and accrued liabilities are reasonable estimates of their fair values because of the short maturity of these financial instruments. Based on the borrowing rates available to the Company for long-term debt with similar terms and average maturities, the carrying amounts approximate the fair value of such financial instruments.

                           AMERICAN  CONSUMERS,  INC.

                        NOTES  TO  FINANCIAL  STATEMENTS

--------------------------------------------------------------------------------

Note 11.  Quarterly Data (unaudited)

                                                                     Years Ended
                       -------------------------------------------------------------------------------------------------------
                                           June 2, 2007                                      June 3, 2006
                       --------------------------------------------------  ---------------------------------------------------
                        Thirteen     Thirteen     Thirteen     Thirteen     Fourteen     Thirteen      Thirteen     Thirteen
                          Weeks        Weeks        Weeks        Weeks        Weeks        Weeks        Weeks         Weeks
                          Ended        Ended        Ended        Ended        Ended        Ended        Ended         Ended
                        6/2/2007     3/3/2007     12/2/2006    9/2/2006     6/3/2006     2/25/2006    11/26/2005    8/27/2005
                       -----------  -----------  -----------  -----------  -----------  -----------  ------------  -----------
Net sales              $8,554,004   $8,446,070   $8,392,267   $8,390,711   $9,060,496   $8,176,572   $ 8,047,771   $7,995,089
Cost of goods
  sold                  6,562,864    6,408,085    6,417,697    6,377,694    6,892,914    6,201,916     6,098,898    6,040,175
                       -----------  -----------  -----------  -----------  -----------  -----------  ------------  -----------

  Gross profit          1,991,140    2,037,985    1,974,570    2,013,017    2,167,582    1,974,656     1,948,873    1,954,914

Operating, general
  and administrative
  expenses              1,991,231    2,006,513    1,995,765    2,007,795    2,260,671    2,032,786     1,998,887    1,969,789
                       -----------  -----------  -----------  -----------  -----------  -----------  ------------  -----------

  Operating income
    (loss)                    (91)      31,472      (21,195)       5,222      (93,089)     (58,130)      (50,014)     (14,875)

Other income               38,293       35,357       39,062       29,978       30,067       23,457        31,023       24,176
Interest expense          (16,576)     (14,531)     (14,636)     (14,853)     (17,127)     (15,414)      (14,251)     (13,202)
                       -----------  -----------  -----------  -----------  -----------  -----------  ------------  -----------

Income (loss) before
  income taxes             21,626       52,298        3,231       20,347      (80,149)     (50,087)      (33,242)      (3,901)
Income taxes                    -            -            -            -            -            -             -            -
                       -----------  -----------  -----------  -----------  -----------  -----------  ------------  -----------

Net income (loss)      $   21,626   $   52,298   $    3,231   $   20,347   $  (80,149)  $  (50,087)  $   (33,242)  $   (3,901)
                       ===========  ===========  ===========  ===========  ===========  ===========  ============  ===========


Earnings (loss) per
  common share:        $     0.02   $     0.07   $     0.00   $     0.03   $    (0.10)  $    (0.06)  $     (0.04)  $    (0.01)
                       ===========  ===========  ===========  ===========  ===========  ===========  ============  ===========