Form 10-K, Exhibit 13
period 2008-05-31
AMERICAN CONSUMERS INC
filed 2008-08-29
CIK 4811

Exhibit 13

AMERICAN  CONSUMERS,  INC.

FIVE-YEAR  SUMMARY  OF  OPERATIONS

(In thousands, except per share amounts)

	FISCAL YEAR ENDED
	MAY 31, 2008 (52 Weeks)	JUNE 2, 2007 (52 Weeks)	JUNE 3, 2006 (53 Weeks)	MAY 28, 2005 (52 Weeks)	MAY 29, 2004 (52 Weeks)

NET SALES	$34,492	$33,783	$33,280	$32,101	$30,011

COST AND EXPENSES:
Cost of goods sold	26,265	25,766	25,234	24,431	22,819
Operating, general and administrative expenses	8,172	8,001	8,262	8,031	7,473
Interest expense	60	61	60	59	45
Other income, net	(138)	(143)	(109)	(89)	(90)

Total	34,359	33,685	33,447	32,432	30,247

Income (loss) before income taxes	133	98	(167)	(331)	(236)

INCOME TAXES:
Federal	—	—	—	—	—
State	—	—	—	—	—

Total	—	—	—	—	—

NET INCOME (LOSS)	$133	$98	$(167)	$(331)	$(236)

PER SHARE AMOUNTS:
Net income (loss)	$.17	$.12	$(.21)	$(.41)	$(.29)

Cash dividends	$—	$—	$—	$—	$—

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	784	791	800	807	814

TOTAL ASSETS	$3,807	$3,724	$3,512	$3,607	$4,090

LONG-TERM DEBT	$184	$212	$223	$426	$662

Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” herein for a discussion of (i) the timing of new store openings and other factors which affect the comparability of the summary information presented above for each of the Company’s past five fiscal years and (ii) material uncertainties which could cause the data set forth above to not necessarily be indicative of the Company’s future financial condition or results of operations.

MARKET, DIVIDEND AND STOCK PERFORMANCE INFORMATION

The Company’s common stock is quoted on the Pink Sheets, an electronic quotation service for securities traded over-the-counter.  The approximate number of record holders of the Company’s common stock at May 31, 2008, was 757.  The following table gives the range of high and low bid quotations and dividends for each quarterly period for the two most recent fiscal years.

	Bid Prices		Asked Prices		Dividends
	High	Low	High	Low	Per Share
2008
First Quarter	$1.50	$1.25	$3.40	$1.50	None
Second Quarter	$1.25	$1.25	$2.00	$2.00	None
Third Quarter	$1.25	$1.25	$2.00	$2.00	None
Fourth Quarter	$1.25	$1.15	$2.15	$2.00	None

2007
First Quarter	$1.26	$1.26	$3.00	$2.25	None
Second Quarter	$1.35	$1.26	$2.25	$2.25	None
Third Quarter	$1.60	$1.12	$2.75	$2.00	None
Fourth Quarter	$1.75	$1.12	$2.00	$1.70	None

The information set forth in the above table is supplied through Pink Sheets LLC where available.

The terms of our debt agreements with our senior lender contain negative covenants which currently prevent us from paying any dividends on our stock without the lender’s written consent.  There is no established public trading market for the Company’s stock, and the information set forth above is based on a small number of isolated quotations and reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual trades.  The market-makers as of May 31, 2008, are:

Automated Trading Desk Fincl Svcs	(843) 789-2180

Carr Securities Corp.	(516) 944-8300

David A. Noyes & Co.	(312) 606-4694

Domestic Securities, Inc.	(732) 661-0300

Hill Thompson Magid & Co.	(800) 631-3083

Knight Equity Markets, LP	(212) 336-8769

Monroe Securities, Inc.	(800) 766-5560

UBS Securities, LLC	(203) 719-8710

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

	FISCAL YEAR ENDED
	May 31, 2008	June 2, 2007
Sales	$34,492,631	$33,783,052
% Sales Increase	2.10%	1.51%
Gross Margin %	23.85%	23.73%
Operating, General and Administrative Expense:
Amount	$8,172,078	$8,001,304
% of Sales	23.69%	23.68%
Net Income (Loss)	$132,741	$97,502

Overview:

American Consumers, Inc. (the “Company”), operates eight (8) self-service supermarkets within a compact geographical area that comprises Northwest Georgia, Northeast Alabama, and Southeast Tennessee.  All of our supermarkets are operated under the name “Shop-Rite,” and are engaged in the retail sale of groceries including meats, fresh produce, dairy products, frozen foods, bakery products, tobacco products, and miscellaneous other non-food items.

The Company completed the year with net income of $132,741.  This represented our second consecutive profitable year after struggling with operating losses for the three years prior to the year ended June 2, 2007.  Sales for the current year increased 2.10% over fiscal 2007.  The sales increases experienced for fiscal years 2007 and 2008 were less than those experienced during fiscal years 2005 and 2006, due in part to ongoing pricing adjustments implemented during the most recent two years to recover increases in our wholesale costs, as well as to the absence of the new store openings and certain major sales promotions which significantly impacted the increases reported for the 2005 and 2006 fiscal years.  Still, we were pleased to be able to grow the Company’s sales for a ninth consecutive year despite the continuous challenges posed by the competition that we face from larger grocery retailers operating in the markets served by our stores.  While operating, general and administrative expenses increased in absolute terms during fiscal 2008, management’s ongoing efforts to control these expenses succeeded in holding them relatively steady as a percentage of sales.  Coupled with a slight increase in the gross margin for fiscal 2008, this helped us translate the increased sales into the Company’s second consecutive year of net profit despite a slight reduction in our gross margin from the level achieved in fiscal 2006.

The Company’s 23.85% gross margin for fiscal 2008 represents an increase of 0.12% from fiscal 2007, but remains a decrease of 0.33% as compared to the 24.18% gross margin achieved for fiscal 2006.  The slight increase over fiscal 2007 is attributable to management’s ongoing efforts to increase gross margin when possible and due to a lack of new promotional programs as mentioned below during the year.  However, this slight increase was only achieved during the fourth quarter, as the Company struggled with slight decreases in the gross margin as compared to the comparable period of fiscal 2007 throughout the remainder of the year, due to ongoing increases in the wholesale costs of certain grocery items as well as gradual increases in suppliers’ fuel surcharges due to increased gasoline prices, that we have not been able to immediately recover through adjustments to the Company’s retail prices due to the impacts of competition.

The reduction from 24.18% for fiscal 2006 to 23.73% for fiscal 2007 reflected the impact of our introduction of certain lower-priced generic merchandise during fiscal 2007, as well as certain targeted merchandise sales and other weekly advertised specials run to stimulate sales, coupled with the fact that competition prevented us from succeeding until the third quarter of fiscal 2007 in adjusting our retail prices to recover increases in our wholesale costs for certain items (principally certain private label merchandise) which occurred earlier in the year.

Management actively monitors both the gross margin and the company’s retail pricing structure in an attempt to maximize profitability.  Management began working on the Company’s gross margin during the quarter ended August 31, 2002, at which time the gross margin stood at 22.79% for the fiscal year ended June 1, 2002.  While occasional improvements in gross profit have been seen in recent periods, such as the increase we achieved during fiscal 2006, it is difficult to maintain a trend of consistent improvement in the gross margin due to competitive conditions which often delay the Company’s ability to pass through price increases experienced at the wholesale level.  Accordingly, while management attempts to offset increases in its cost (such as our successes in recovering a significant wholesale price increase by our principal supplier during 2005 and a fuel surcharge added by the supplier during the second quarter of fiscal 2006), the Company still struggled to maintain or improve its gross margin throughout most of fiscal 2008, due to the continuing increase in wholesale costs as noted above.  Accordingly, further improvements in the gross margin may not be achievable at this time, and further deterioration in the Company’s gross margin is possible.  Management believes that competitive pressures on the Company, which have led to the losses experienced in three out of the last five fiscal years, will continue to increase over time as a result of the increased presence of larger competitors operating in the Company’s trade area.  These competitors have greater financial resources than those of the Company, and may be able to obtain preferential treatment from suppliers in the form of advertising allowances, lower prices and other concessions not available to the Company.  These factors allow our competitors to engage in aggressive pricing and promotional activities that the Company cannot match, putting us at a competitive disadvantage.

Our gross margins may not be directly comparable to those of our larger competitors, since some of those companies may include the costs of their internal distribution networks in cost of goods sold – thus impacting the gross margin – while others reflect such costs elsewhere (such as in operating, general and administrative expenses).  Unlike many of the larger grocery store chains with which we compete, the Company does not have an internal distribution network.  Inventory is delivered directly to our individual store locations by our wholesale supplier, which recovers its distribution costs through the markup that it charges to the Company.  Accordingly, our cost of goods sold as reflected in the Company’s financial statements is comprised principally of our direct wholesale cost for the acquisition of such inventory, net of applicable rebates and allowances as discussed under “Inventories” and “Vendor Allowances” in Note 1 of the financial statements appearing in the Company’s 2008 Annual Report to Shareholders.

Management has been working to reduce operating, general and administrative expenses, both in absolute terms and as a percentage of the Company’s sales.  However, these expenses increased by $170,774 during the year 2008 while only increasing slightly relative to sales (from 23.68% of sales in fiscal 2007 to 23.69% of sales in fiscal 2008), due to both regulatory and market-driven increases in several of these costs during the year.  The significant components of the changes in these expenses for fiscal 2008 are discussed below under Operating, General and Administrative Expenses.

We achieved a measure of success in reducing these expenses, both in dollar terms and as a percentage of sales, in fiscal 2007 as compared to the prior two fiscal years, although the two primary components of the $260,829 reduction in these expenses for fiscal 2007 may not be expected to recur in future periods.  Relative to sales, operating, general and administrative expenses decreased from 25.02% of sales in fiscal 2005 to 24.83% of sales in fiscal 2006 (despite increasing in absolute terms by $230,792 over the prior year) and to 23.68% of sales in fiscal 2007.  The two principal components of the 2007 decrease, however, were the absence of a $98,750 charge for a loss due to employee theft that impacted the fourth quarter of fiscal 2006 and a decrease of $126,091 in depreciation expense for fiscal 2007 versus 2006.

The 2006 theft loss was an unusual item.  As discussed in prior periods, management expects depreciation charges to return to more historically consistent levels as the Company continues the process, which began during the fourth quarter of fiscal 2008, of moving through anticipated replacement cycles for its cash register and scanning hardware and software, and related back door systems, at all of the Company’s retail locations.  (See “Material Commitments and Contingencies” below for additional details regarding these purchases.)  Accordingly, we expect future periods to continue to reflect the overall increase in these expenses that has occurred with the addition of the Company’s seventh and eighth grocery stores since April 28, 2001, as well as with ongoing increases in service charges related to our support for customer debit and credit card transactions and check cashing activities undertaken as a means of maintaining sales.  Management continues to monitor these expenses and continues to evaluate the performance of each of our grocery store locations to determine their long-term value to the Company.  Cost increases, combined with the relatively fixed nature of certain of our expenses, mean that any future decrease in sales due to the effects of ongoing competition will likely result in increases in operating, general and administrative expenses as a percentage of sales, which would affect the Company’s operating profits.  A more detailed discussion of these expenses and related changes for the periods presented is set forth below under the caption “Operating, General and Administrative Expenses.”

Interest expense has remained essentially flat over the last three fiscal years, decreasing by $131 for the current year and increasing by $602 in fiscal 2007 from fiscal 2006.  The slight differences in interest expense for the past three fiscal years reflects the effects of slight changes in our total indebtedness coupled with only slight changes in the Company’s weighted average interest rate applicable to our debt, despite greater reductions in prevailing market rates, due to the 6.0% interest rate floor applicable to all of our variable rate bank debt.  In fiscal 2007, the slight increase in interest expense was more than offset by an increase in interest income of $4,990.  For fiscal 2008, however, interest income actually decreased by $112 as compared to fiscal 2007.  This differential reflects the favorable re-pricing of our bank certificate of deposit that occurred during fiscal 2007, as a result of an environment of generally rising interest rates on bank deposits, which was not repeated in fiscal 2008.  We expect interest expense to increase for fiscal 2009, due to additional debt the Company will incur to finance a portion of the ongoing cash register and scanning equipment replacements discussed above.

Sales:

Sales for the 52-week fiscal year ended May 31, 2008 increased by 2.10% over the previous 52-week year ended June 2, 2007.  Management believes this increase is due primarily to the influence of accelerated increases in the cost of gasoline that occurred this year, which we believe accelerated the trend noted in recent periods of customers choosing to eat more meals at home to reduce their spending at restaurants, and to patronize grocery stores located closer to their homes, as well as to due to cost-driven increases in our retail prices during the year.  Management also believes the fact that we offer a broader selection of generic and private label merchandise than some of our competitors may have helped increase sales, as customers seek out more of these goods to economize on their grocery spending.  It is hoped that these trends in consumer preferences will continue, thereby helping to offset some of the Company’s own increased costs.  During fiscal 2008, five of the Company’s stores had increases in sales ranging from 0.24% to 7.83%, while the other three stores experienced decreases ranging from 0.49% to 5.14%.  The stores with decreases suffered from increased competition in their local market areas.  One of these stores also continues to be adversely impacted by another tenant having moved out of the shopping center where it is located during fiscal 2006 and been replaced by a tenant which does not generate as much traffic, and by generally unfavorable traffic pattern conditions at that location.

Sales for the 52-week fiscal year ended June 2, 2007 increased by 1.51% over the previous 53-week fiscal year.  While this increase was significantly less than that experienced during the prior two fiscal years, adjusting to eliminate the effects of the extra week of operations during fiscal 2006 would have yielded an annual sales increase of 3.46% for fiscal 2007.  Factors which management believes contributed to the overall sales increase for fiscal 2007 included our introduction of certain lower-priced generic merchandise this year, as well as certain targeted merchandise sales and other weekly advertised specials run to stimulate sales, coupled with the closing of a competitor located between two of our stores during the last quarter of fiscal 2006.  While this trend clearly accelerated during fiscal 2008, we also believe that prevailing high gasoline prices during fiscal 2007 helped boost sales in general, as customers chose to prepare more meals at home to reduce their spending at restaurants and also chose to patronize grocery stores located closer to their homes.  During fiscal 2007, four of our eight locations experienced store sales increases (ranging from 2.79% to 6.13%), while the other four stores experienced decreases ranging from 0.95% to 4.71%.  Besides the additional week of operations that was included in the prior fiscal year, management attributes the declines experienced at these locations to the impact of pricing adjustments implemented during the year to recover certain prior increases in our wholesale costs, as well as to reductions in our overall level of promotional activity during fiscal 2007.  One of these stores also is the location that, as noted above, continues to be adversely impacted by a tenant having moved out of the same shopping center during fiscal 2006, and by generally unfavorable traffic patterns.

Management is continually working to increase sales through the Company’s advertising programs, product selection and overall mix of retail prices.  This effort is hindered, however, by the effects of ongoing price competition from larger competitors with greater financial resources than the Company.

The following table sets forth information for the last two fiscal years as to the amount of total sales contributed by each class of products which contributed a significant percentage of the total retail sales and revenues of the Company during such periods:

Product Class	Fiscal 2008 (52 Weeks)	Fiscal 2007 (52 Weeks)
Grocery and Non-Food Items	$22,327,217	$21,627,218
Meat and Deli	9,452,010	9,419,858
Produce	2,713,404	2,735,976

Gross Margin:

As discussed above, the Company’s 23.85% gross margin for fiscal 2008 represents an increase of 0.12% from fiscal 2007, but still lags behind the gross margins of 24.18% achieved for fiscal 2006 and 23.89% achieved for fiscal 2005.  Management continues to pass on increases in costs, to the extent permitted by competition.  During fiscal 2008, management also refrained from certain sales promotions conducted during fiscal 2007 which had a negative impact on gross margin.  While increases in wholesale grocery costs (including suppliers’ fuel surcharges) continued to pose challenges for the Company throughout fiscal 2008, management is attempting, as much as possible, to pass on wholesale price increases in a more timely manner to reduce the negative impact of delays in adjusting retail prices.  At the present time, however, competitive considerations continue to pose a challenge in this area.

The Company’s 23.73% gross margin for fiscal 2007 represented a decrease of 0.45% from fiscal 2006 and a decrease of 0.16% as compared to fiscal 2005.  This reduction reflects the fact that competition prevented us from succeeding until the third quarter of fiscal 2007 in adjusting our retail prices to recover increases in our wholesale costs for certain items (principally certain private label merchandise) which occurred earlier in the year.  The gross margin also was impacted by our introduction of certain lower-priced, lower-margin generic merchandise during fiscal 2007, as well as certain targeted merchandise sales and other weekly advertised specials run to stimulate sales.

Operating, General and Administrative Expenses:

The Company’s ongoing operating, general and administrative expenses are comprised mainly of personnel salary and related payroll costs, utilities and telephone expenses, rent, insurance expense, advertising and promotion expense, general and office supplies expense, repairs and maintenance, depreciation expense, bank service charges and credit card fees, bad checks expense, professional fees, and other minor miscellaneous expenses.  In accordance with EITF 02-16, advertising rebates received from suppliers are deducted from advertising expense within this category.

The following table details the changes in these components of operating, general and administrative expenses for fiscal years 2008 and 2007:

Expense Item	2008 Amount	% of 2008 Total	2007 Amount	% of 2007 Total
Payroll	$4,020,408	49.1	$3,964,576	49.6
Utilities and telephone expense	767,621	9.4	729,462	9.1
Rent	661,289	8.1	643,711	8.1
Insurance	562,157	6.9	618,679	7.7
Advertising and promotion	515,018	6.3	527,303	6.6
General and office supplies	399,754	4.9	371,429	4.6
Repairs and maintenance	364,285	4.5	360,472	4.5
Depreciation	127,465	1.6	153,159	1.9
Bank service charges and credit card fees	150,078	1.8	152,952	1.9
Bad checks	165,513	2.0	130,245	1.6
Professional fees	192,476	2.4	115,411	1.5
All other misc.	246,014	3.0	233,905	2.9
TOTAL	$8,172,078	100.0	$8,001,304	100.0

Operating, general and administrative expenses increased by $170,774 (or 2.13%) in fiscal 2008 as compared to 2007.  Increases totaling $268,149 in payroll ($55,832), utilities and telephone ($38,159), rent ($17,578), general and office supplies ($28,325), repairs and maintenance ($3,813), bad checks ($35,268), professional fees ($77,065) and other miscellaneous expenses ($12,109), were partially offset by decreases totaling $97,375 in insurance ($56,522), advertising and promotion ($12,285), depreciation ($25,694), and bank service charges and credit card fees ($2,874).

The increase in payroll is attributable to the first in a series of federally mandated increases in the minimum wage and to increases in bonuses paid based on store-level and Company-level net income achieved for the year.  Utilities and telephone expense, as well as general and office supplies and other miscellaneous expenses, continue to increase as costs rise, with the rising cost of energy and petroleum-based products (such as certain packaging materials used by the Company) being a significant factor in these increases.  Rent increased as a result of the scheduled renewal of leases at certain of the Company’s stores, as well as to higher percentage rents based on increased sales.  Bad checks continue to be a problem for the Company.  However, we continue to believe that the practice of cashing customers’ checks is vital to our competitive strategy for maintaining customer traffic and growing sales in the face of the competition from larger grocery retailers that we have experienced in recent years.  We are working on replacing our current check verification system with another system, with a wider data-base than our current processor, and have also engaged a new collection agency to pursue recovery of bad checks in an effort to reduce this expense.  The first installation of this new check processing equipment was completed as of May 20, 2008 at our LaFayette, Georgia location.  As previously projected, professional fees increased significantly during fiscal 2008 due to additional professional services required to assist in preparing for management’s initial assessment of the Company’s internal control over financial reporting in compliance with Section 404 the Sarbanes-Oxley Act of 2002, as well as ongoing professional services related to compliance with other requirements added in recent years pursuant to such Act.  Insurance expense decreased as a result of a decrease in the Company’s workers’ compensation premiums, as well as a decrease in the number of employees on the Company’s group insurance plan.  Advertising and promotion expense decreased as a result of management’s efforts to control these costs by reducing the amount of certain of these activities during the year.  Depreciation expense decreased due to the age and fully depreciated status of much of our equipment, in particular the cash register and scanning equipment that the Company is in the process of replacing.  As discussed above, these charges may be expected to return to more historically consistent levels as we move through the current replacement cycle for this equipment.

Overall, operating, general and administrative expenses decreased by $260,829 (or 3.16%) in fiscal 2007 as compared to 2006.  Approximately 38% of this decrease was attributable to the absence in fiscal 2007 of the $98,750 charge for a loss due to employee theft that impacted the fourth quarter of fiscal 2006.  Another 48% of the decrease was due to a $126,091 reduction in depreciation expense for fiscal 2007 versus 2006.  As noted above, annual depreciation charges are expected to return to more historically consistent levels as the Company moves through the current replacement cycle for its electronic cash registers and scanning equipment.  The other major reduction contributing to the net decrease in operating, general and administrative expenses for fiscal 2007 was an $84,144 reduction in advertising and promotion expense, reflecting the fact that certain major promotions run by the Company during fiscal 2006 were not repeated in 2007.

These reductions were partially offset by less significant increases in other categories such as payroll ($28,136 – largely due to an increase in bonuses awarded due to the net profit achieved by the Company for fiscal 2007), utilities and telephone expense ($10,912 – largely due to increased energy costs), rent ($14,946 – due to the renewal during fiscal 2007 of a lease at one store location at a higher base rent as well as to higher percentage rents based on the sales increases noted above) and general and office supplies ($4,126).  A $9,662 increase in bad checks expense for fiscal 2007 was more than offset by a $23,592 increase in check cashing fees versus fiscal 2006.

Looking forward, management is concerned about the continuing impact that the annual increases in the Federal minimum wage will have on our ability to control the payroll costs, which amount to nearly half of the Company’s operating, general and administrative expenses, as well as the possible impact of future increases in energy costs.  Additionally, while professional fees decreased slightly in fiscal 2007 (due principally to discontinuing the services of an outside security firm that was contracted for one location during the prior year), these fees increased significantly during fiscal 2008, as detailed above, largely due to additional services required to document and test the Company’s internal controls in preparation for management’s initial assessment of the Company’s internal control over financial reporting in compliance with Section 404 the Sarbanes-Oxley Act of 2002, as well as ongoing services related to compliance with other requirements added in recent years pursuant to such Act.  As discussed in more detail under “Material Commitments and Contingencies” below, while the initial spike in professional fees related to Section 404 compliance is not expected to recur in fiscal 2009, we expect compliance-related fees to continue to increase in future years, as the Act’s requirement for an audit of internal control over financial reporting and other pending governmental mandates begin to impact the Company.

Interest and Other Income:

Other income decreased $4,823 to $121,999 for the fiscal year ended May 31, 2008 as compared to the fiscal year ended June 2, 2007.  This resulted from reductions in the fees charged to cash checks without a grocery store purchase ($6,203, due partly to a decrease in the number of applicable transactions and partly to some compliance failures by store employees) and in charges for money orders ($3,151, due to less customer demand during fiscal 2008), partially offset by an increase in other revenue ($3,974, due primarily to activity-driven increases in revenue received from handling Federal Express shipments, gum ball machines and coupon handling commissions, classified as Revenue related to Fed Ex shipments/other in the table below), coupled with smaller increases in returned check fees ($230, due to increased volume) and vendor compensation ($327, due to increased sales levels).

Other income increased from $97,845 for the fiscal year ended June 3, 2006 to $126,822 for the fiscal year ended June 2, 2007, due principally to an increase implemented during the second quarter (in September 2006) in the fees charged to cash checks without a grocery purchase.  This resulted in a $23,592 increase in check cashing fees for fiscal 2007, which, as noted above, more than offset the increase of $9,662 in bad check expense for the year.  Returned check fees collected by the Company also increased significantly over fiscal 2006, due to enhanced employee education efforts and enforcement of Company policies.  The increase in other income also was aided by an increase in fees received for handling money orders, partially offset by a decrease in revenues related to Fed-Ex shipments, due to corresponding variations in the level of customer demand for these services during fiscal 2007.

The components of other income for the fiscal years ended May 31, 2008 and June 2, 2007 were as follows:

Description	2008 Amount	2007 Amount
Check cashing fees	$84,144	$90,347
Funds received for handling money orders	7,870	11,021
Vendor’s compensation from the States of Alabama and Georgia for collecting and remitting sales taxes on a timely basis	14,911	14,584
Returned check fees	4,418	4,188
Revenue related to Fed-Ex shipments/other	10,656	6,682
TOTAL	$121,999	$126,822

As noted above, interest income decreased slightly (by $112), from $15,868 in fiscal 2007 to $15,756 in fiscal 2008.  The increase of $4,990 (to $15,868) realized for fiscal 2007 versus 2006 reflected increases in prevailing interest rates at the annual re-pricing of the Company’s bank certificate of deposit.  This circumstance did not recur in 2008, however, and interest income remained essentially flat.

Income Taxes:

The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes,” which requires that deferred income taxes be determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of the enacted tax laws.  Valuation allowances are used to reduce deferred tax assets to the amount considered likely to be realized.

No amounts have been provided for current and deferred federal and state tax expense in the statements of income for either of the two fiscal years ended May 31, 2008, as a result of remaining net operating loss carryforwards and the related valuation of the Company’s net deferred tax assets.

At May 31, 2008, the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $428,000 and $554,000, respectively.  The Company has established a valuation allowance, which effectively reduces the carrying value of its net deferred taxes to zero at May 31, 2008 and June 2, 2007.  Unless the Company realizes sufficient taxable income in future periods to demonstrate that the likelihood of realization of the net deferred tax assets is reasonably assured under the accounting guidelines of SFAS No. 109, this valuation allowance will be continued in future periods.  If not utilized, the carryforwards will expire at various dates through 2025.

Inflation:

The Company continues to seek ways to cope with the threat of inflation.  To the extent permitted by competition, increased costs of goods and services to the Company are reflected in increased selling prices for the Company’s goods.  As discussed above, however, competitive conditions often delay our ability to pass through price increases experienced at the wholesale level.  When the Company is forced to raise overall prices of its goods, the Company attempts to preserve its market share by competitive pricing strategies that emphasize weekly-advertised specials.

FINANCIAL CONDITION

Liquidity and Capital Resources:

Effective May 3, 2007, we entered into a new $980,000 credit facility with Gateway Bank & Trust (“Gateway”), which replaced our former credit facilities with Northwest Georgia Bank.  Between May 3, 2007 and June 2, 2007, we drew $609,650 under an $800,000 line of credit with Gateway (including $500,000 used to pay off our former line at Northwest Georgia Bank), resulting in a net increase in borrowings under our line of credit of $109,650 for fiscal 2007 and leaving $190,350 available for additional borrowings under the line at the end of fiscal 2007.  Due to the impact of daily cash sweeps and other improved cash management procedures implemented in cooperation with Gateway during fiscal 2008, the outstanding balance under the revolving line of credit was reduced to $411,490 as of May 31, 2008, leaving $388,510 available for additional borrowings as of such date.  The line of credit has a term of 12 months, subject to annual renewals, and was renewed by the Company, effective as of April 25, 2008, on substantially the same terms for an additional year.  The Company is required to make monthly interest only payments on the outstanding balance under the line of credit, and (in the absence of an annual renewal) is required to repay outstanding principal and accrued interest at the end of each successive one year term, with interest at an annual rate equal to the Wall Street Journal prime rate (subject to a minimum annual interest rate of 6.0%).  The Gateway line of credit contains a borrowing base provision which limits the maximum outstanding indebtedness to forty percent (40%) of the value of the Company’s inventory, as measured on a quarterly basis.

The credit facility entered into May 3, 2007 also included a 60-month term loan in the amount of $180,000, with interest at an annual rate equal to the Wall Street Journal prime rate, subject to a minimum annual interest rate of 6.0%.  The proceeds of the term loan were used to retire the remaining $134,789 balance on an existing term note payable to Northwest Georgia Bank incurred in December 2003 to finance the addition of the Company’s eighth grocery store, with the remaining $45,211 utilized to pay closing costs and for working capital.

Changes in the Company’s liquidity and capital resources during the periods presented resulted primarily from the following:

Cash Flows from Operating Activities

During the fiscal year ended May 31, 2008, the Company generated $518,169 in cash flow from operating activities.  Significant sources of cash flow during the year included our net income of $132,741 for the year, as well as decreases in accounts receivable ($114,723) and prepaid expenses ($83,719) and an increase in book overdraft ($238,932), plus the impact of non-cash depreciation charges in the amount of $127,465.  The decrease in accounts receivable was due primarily to the collection of a short-term promissory note from a former employee in the amount of $78,035 that was outstanding at June 2, 2007 and paid shortly after year end, as well as to a $21,211 reduction in year-end receivables for vendor allowances as compared to the prior year, due to decreases in the level of inventory purchases subject to vendor promotions during the fourth quarter of fiscal 2008, with the remaining $15,477 reduction attributable to normal fluctuations in other components of accounts receivable.  The decrease in prepaid expenses was due to timing differences of payments for rent and fees which were actually paid for the month of June prior to the Company’s fiscal year end date of June 2, 2007, but were not paid for the current month until June 2, 2008, following the May 31 fiscal year end date, as well as to timing differences in payments for commercial insurance premiums.  The $238,932 increase in book overdraft reflects a temporary timing difference as of the balance sheet date between the amount of checks cleared and the balance in the Company’s primary account, attributable to the new cash sweep/cash management program put in place with our primary bank during fiscal 2008.  These amounts were partially offset by a small net gain on sales of property and equipment, by a $55,790 decrease in accounts payable and accrued liabilities (due primarily to decreases in trade payables and amounts due for money orders attributable to ordinary course variations in these amounts) and by a $123,481 increase in inventories, which are being maintained at a higher balance than at the end of the Company’s June 2, 2007 fiscal year to handle increased sales and to take advantage of purchasing incentives in the form of rebates (resulting in an overall $10,400 increase in vendor allowances for fiscal 2008 versus the prior year).  A portion of this increase is also due to the increases in wholesale costs for certain items and gradual increases in inventory suppliers’ fuel surcharges, as noted above.

During the fiscal year ended June 2, 2007, the Company generated $203,854 in cash flow from operating activities.  This resulted primarily from our net income of $97,502 for the year, coupled with a $6,242 decrease in inventories (due to management’s efforts to reduce inventories as a means of providing working capital) and a $39,886 increase in accounts payable and accrued liabilities (due to normal fluctuations in these amounts), plus the impact of non-cash charges related to depreciation ($153,159) and a small loss on the sale of property and equipment disposed of during the year ($474).  The impact of these cash-positive items was partially offset by a $30,668 increase in prepaid expenses (largely due to timing differences in payments for insurance premiums and prepaid maintenance contracts on our cash registers and scanning equipment) and a $62,741 increase in accounts receivable (due primarily to the impact of a short-term promissory note from a former employee in the amount of $78,035 that was outstanding at June 2, 2007 and paid shortly after year end, partially offset by other normal fluctuations in accounts receivable).

Cash Flows from Investing Activities

During the fiscal year ended May 31, 2008, net cash used in investing activities of $125,931 consisted primarily of additions to property and equipment in the amount of $126,658, partially offset by a $277 reduction in the balance of our certificate of deposit and $450 of proceeds from a small amount of property disposed of during the year.  The $126,658 of equipment purchases included $35,435 for the purchase of two automobiles, $56,804 for the purchase of new cash registers/scanning equipment and the related back door system for our LaFayette store (the first of our stores to receive these ongoing upgrades), $16,641 to replace four meat scales and printers, and an aggregate of $17,778 for the purchase of one used ice machine, a copy machine and a printer for the main office, a security fence required by local authorities at one store and a new camera system at one store.

Net cash used in investing activities during the fiscal year ended June 2, 2007 totaled $31,439, reflecting $34,151 used to fund purchases of property and equipment partially offset by a $2,612 reduction in the balance of our certificate of deposit and $100 of proceeds from a small amount of property disposed of during the year.  These purchases of property and equipment included the replacement of one used vehicle for $17,426, as well as aggregate expenditures of $16,725 to replace a front door, a dumpster, a security camera system, an ice machine and a produce scale as well as adding shelving at some locations.  Please refer to “Material Commitments and Contingencies” below for a discussion of anticipated capital spending during fiscal 2009 and beyond.

Cash Flows from Financing Activities

Net cash used in financing activities for the fiscal year ended May 31, 2008 amounted to $233,270.  This reflected a net reduction of short-term borrowings in the amount of $201,120 (primarily due to the impact of daily cash sweeps and improved cash management procedures implemented in cooperation with Gateway during fiscal 2008 to reduce the average outstanding balances and related interest expense on our revolving line of credit), together with a net reduction of long-term debt in the amount of $28,063 (consisting of payments of $63,498 partially offset by new long-term debt of $35,435 to finance the purchase of the two vehicles mentioned above) and $4,087 used for repurchases of the Company’s stock in response to unsolicited requests received during the year.

During the fiscal year ended June 2, 2007, net cash provided by financing activities amounted to $75,403.  This resulted from the effects of a $96,809 net increase in short-term borrowings (due to $109,650 of additional funds borrowed upon the replacement of our former revolving credit facility, partially offset by a $12,841 net reduction in borrowings from affiliated parties) and $197,426 in proceeds from new long-term debt (consisting of the $180,000 term loan from Gateway in May 2007 coupled with $17,426 of new debt incurred to finance the purchase of an automobile, offset by $207,793 of principal payments on outstanding long-term debt (including the $134,789 refinanced in connection with the new term loan from Gateway plus $73,004 of payments on other long-term debt) and the redemption of $11,039 in common stock.

Overall, the Company’s cash and cash equivalents increased by $158,968 while its certificate of deposit decreased by $277 for fiscal 2008.  By comparison, the Company’s cash and cash equivalents increased by $247,818 while its certificate of deposit decreased by $2,612 for fiscal 2007.

The ratio of current assets to current liabilities was 1.79 to 1 at the end of the latest fiscal year, May 31, 2008 compared to 1.75 to 1 at the end of the fiscal year ended June 2, 2007.  Cash, cash equivalents and the certificate of deposit constituted 30.23% of the total current assets at May 31, 2008 as compared to 26.31% at June 2, 2007.  As previously reported, the Company has increased its reliance on bank financing and working capital management, and limitations on additional capital spending to maintain adequate liquidity to fund operations in connection with the operating losses experienced in recent years.  The foregoing ratios, however, reflect the fact that our liquidity situation has improved over the past two years as a result of the net income of $132,741 and $97,502 reported for fiscal years 2008 and 2007, respectively, coupled with a net reduction of approximately $14,000 in the Company’s monthly debt service requirements through the retirement of long term debt over the past three fiscal years.  As employment and inventory costs increase, management will attempt to compensate for the increases through operational efficiencies (including both efficient working capital management, which has been aided by the cash management program instituted this year with Gateway, and seeking to reduce other expenses where possible), and through seeking to continue the favorable cash management arrangement with our primary lender.

Historically, we have financed our working capital requirements principally through cash flow from operations.  Short-term borrowings to finance inventory purchases are provided by the Company’s $800,000 line of credit from its bank and through borrowings from related parties, as discussed below.  The bank line of credit is secured by our certificate of deposit, as well as by a security interest in substantially all of our accounts receivable, inventory, machines and equipment, furniture and fixtures and by personal guarantees of Michael A. Richardson and Paul R. Cook, the Company’s President and CEO and Executive Vice President and CFO, respectively.  While we believe that these sources will continue to provide us with adequate liquidity to supply the Company’s working capital needs, if the Company’s operating losses were to increase relative to depreciation and other non-cash charges, our operating cash flows could be adversely affected.  If this happens, we could be required to seek additional financing through bank loans, or other sources, in order to meet our working capital needs.  If we were required to seek such additional financing and were not able to obtain it, or were unable to do so on commercially reasonable terms, we could be required to reduce the Company’s current level of operations in order to lower our working capital requirements to a level that our present financing arrangements would support.

Short-term borrowings as of the end of the past two fiscal years are presented below:

	May 31,	June 2,
	2008	2007

Michael and Diana Richardson	$9,764	$12,832
Matthew Richardson	1,566	1,458
Line of Credit	411,490	609,650
Total	$422,820	$623,940

During fiscal 2008, we reduced the Company’s borrowings from related parties by a net amount of $2,960 (reflecting payments of $4,000 net of $1,040 in additional interest accrued).  The largest principal balances outstanding on such notes at any time during the Company’s fiscal year 2008 were $13,712 and $1,566, respectively.  As discussed in more detail above, we increased borrowings on our primary line of credit by a net amount of $109,650 during fiscal 2007 in connection with the refinancing of the line of credit with Gateway Bank & Trust during the fourth quarter, but reduced the outstanding balance to $411,490 at May 31, 2008, principally as a result of improved cash management practices implemented with the cooperation of Gateway during fiscal 2008.  We paid a total of $42,860 and $41,555 in interest on the Company’s outstanding borrowings under its bank lines of credit during fiscal 2008 and 2007, respectively.

The Company’s line of credit with Gateway Bank & Trust bears interest at the prime rate as published in The Wall Street Journal, subject to a 6.0% floor.  Notes to Michael and Diana Richardson and to Matthew Richardson are unsecured, payable on demand and bear interest at .25% below the base rate charged by Gateway Bank & Trust on the line of credit.  Michael Richardson is Chairman of the Board and Chief Executive Officer of the Company. Diana Richardson is the wife of Michael Richardson, and Matthew Richardson is their son.

Long-Term Debt:

At May 31, 2008, long-term debt included a note payable to Gateway Bank & Trust with a balance of $148,486, which was incurred in conjunction with the establishment of our new credit facility in May 2007 and was used primarily to pay-off a Northwest Georgia Bank note which financed, in December 2003, the addition of the Company’s eighth grocery store.  In addition, three vehicle notes were financed with an aggregate balance due at May 31, 2008 of $35,701.

The components of the Company’s long term debt as of the end of each of the fiscal years ended May 31, 2008 and June 2, 2007 are set forth in detail in Note 3 to the accompanying financial statements.

The following is a schedule by years of the amount of maturities of all long-term debt subsequent to May 31, 2008:

Year	Amount
2009	$53,922
2010	54,994
2011	42,511
2012	32,760
$184,187

Material Commitments and Contingencies:

Sarbanes-Oxley Act Implementation Costs

The Sarbanes-Oxley Act of 2002 included provisions addressing audits, financial reporting and disclosure, conflicts of interest and corporate governance at public companies.  The Company already incurred increased professional fees during the prior fiscal years 2005, 2006 and 2007 related to compliance with these provisions.

Section 404 of this Act deals with management’s report on internal control over financial reporting and an annual attestation report on the effectiveness of such internal control by the Company’s independent accountants.  While the SEC previously delayed the effective dates of these requirements for smaller entities, such as the Company, while various revisions to the original rules were being adopted, the final rules require the Company to begin providing an annual report by management assessing the effectiveness of our internal control over financial reporting with our annual report for fiscal 2008, and to begin including an annual attestation report by our independent auditors addressing the effectiveness of such internal controls with our annual report for fiscal 2010.  During fiscal year 2008, the Company incurred additional professional fees in the amount of $40,968 directly related to preparations for management’s initial assessment of internal control over financial reporting pursuant to these rules, in addition to having to devote significant internal management effort and resources to these activities.  We currently project that additional professional fees incurred during fiscal year 2009, related to the completion of management’s initial assessment and to the execution of management’s remediation plan for the material weaknesses in internal controls that were detected in management’s initial assessment, will amount to at least $20,000.

The SEC has indicated that one purpose for the additional one year delay in imposing the internal control audit requirement on smaller companies – such as the Company – is to allow the SEC to complete a study of the costs and benefits of Section 404 implementation, focusing particularly on the consequences for smaller companies and the effects of the Section 404 auditor attestation requirements.  The SEC previously approved the adoption by the Public Company Accounting Oversight Board (PCAOB) of a new Auditing Standard No. 5 to supersede the former standards governing the auditors’ annual attestation reports on internal control over financial reporting, designed to focus the auditors’ attention on those areas that pose the highest risk of material misstatement to the financial statements with the objective of easing the compliance burden for smaller companies.  Thus, while it is possible that the SEC and PCAOB may adopt additional measures that could reduce the Company’s internal control audit costs below what they otherwise would have been, there is no guaranty such additional changes will be forthcoming.  Further, we are unable to predict what changes may occur in accounting industry practice in applying Auditing Standard No. 5 to smaller public companies, as a result of the SEC study and other intervening developments, between now and the Company’s initial internal control audit date.  Accordingly, we are not presently able to estimate the full extent of the additional costs that the Company may incur in connection with the phase-in of the Section 404 internal control audit requirement.  We anticipate, however, that such costs will be significant in relation to the Company’s present annual audit fees.

Other Commitments and Contingencies

We presently estimate that capital expenditures for required replacements of equipment in the ordinary course during fiscal 2009 will be $100,000 or less, which we expect to fund from operating cash flows.  Additionally, we are in the process of replacing cash registers and back door systems in all stores, at an anticipated additional cost of approximately $380,000 plus tax during fiscal 2009.  As previously disclosed, we are funding initial purchases under this program, to the extent possible, through a combination of funds provided by our operating cash flows and under our revolving line of credit.  We have also signed a commitment letter with Gateway pursuant to which we expect it to provide permanent financing for a portion of these purchases.  The commitment letter calls for Gateway to provide up to $440,000 of financing in the form of a five year term loan, with interest at the Wall Street Journal prime rate plus 0.5% per annum and interest and principal payable on a five-year amortization schedule.  The commitment letter also provides for an origination fee equal to 0.75% of the amounts advanced, and provides that the debt will be secured by a first priority lien on the new equipment in addition to being cross-collateralized with all of the Company’s other indebtedness to Gateway.  The lending arrangements contemplated by the commitment letter are subject to negotiation of mutually acceptable definitive agreements approved by the Company’s Board of Directors and by Gateway.  As of May 31, 2008, we had not yet initiated any borrowing pursuant to this commitment; however, we funded initial debt in the total amount of $112,000 pursuant to this commitment effective July 25, 2008, in connection with the replacement of cash register and scanning equipment at two of our stores.

If it becomes necessary to replace the Company’s maintenance vehicle in fiscal 2009, the estimated cost of replacement will be approximately $35,000.  Future vehicle replacements, to the extent not paid for in cash, are expected to be funded through either bank or manufacturing financing, whichever option will provide the Company with the most favorable terms.  While management is attempting to postpone future store improvements, such improvements may be necessary prior to the end of fiscal 2009.  We cannot reliably estimate the cost of any such improvements at the present time, but we will attempt to manage the costs and the timing of such improvements in a manner which both contains the Company’s overall costs and allows us to obtain any necessary financing on the most favorable terms available.

The Company has adopted a 401(k) plan that is administered by Capital Bank and Trust Company.  Participation in the plan is available to all full-time employees.  The Company’s annual contributions to the plan are discretionary.  The Company’s contribution to the plan was $7,500 in each of fiscal years 2008 and 2007.

Critical Accounting Policies:

Critical accounting policies are those policies that management believes are important to the portrayal of the Company’s financial condition and results of operations and require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.  Management believes it has chosen accounting policies that are appropriate to report accurately and fairly our operating results and financial position, and we apply those accounting policies in a consistent manner.  Our significant accounting policies are summarized in Note 1 to the Financial Statements included in this Annual Report for the fiscal year ended May 31, 2008.

We believe that the following accounting policies are the most critical in the preparation of our financial statements because they involve the most difficult, subjective or complex judgments about the effect of matters that are inherently uncertain.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosures of contingent assets and liabilities.  Management determines its estimates based on historical experience and other factors believed to be reasonable under the circumstances.  Actual results could differ from those estimates.

Inventories

All inventories are valued at the lower of average cost or market, following the Average Cost-to-Retail Method.  Under this method, inventory is stated at average cost, which is determined by applying an average cost-to-retail ratio to each similar merchandise category’s ending retail value.  If average cost is determined to exceed market value, the impacted merchandise’s carrying value is reduced to market value, with the reduction flowing through current period earnings.  Management recognizes inventory shortages throughout the year based on actual physical counts, which are performed on a quarterly basis at each store location.

Vendor Allowances

The Company receives funds for a variety of merchandising activities from vendors whose products the Company buys for resale in its stores.  These incentives and allowances include volume or purchased based incentives, advertising allowances, and promotional discounts.  The purpose of these incentives and allowances is generally to aid in the reduction of the costs incurred by the Company for stocking, advertising, promoting and selling the vendor’s products.  These allowances generally relate to short-term arrangements with vendors, often relating to a period of one month or less, and are typically negotiated on a purchase-by-purchase basis.  Due to system constraints and the nature of certain allowances, these allowances are applied as a reduction of inventory costs using a rational and systematic methodology, which results in the recognition of these incentives when the inventory related to the initial purchase is sold.  Management recognized approximately $408,700 and $398,300 of vendor allowances as a reduction in inventory costs for the fiscal years ended May 31, 2008 and June 2, 2007, respectively. Amounts that represent a reimbursement of specific identifiable incremental costs, such as advertising, are recorded as a reduction to the related expense in the period that the related expense is incurred.  Management recognized approximately $59,600 and $50,600 in advertising allowances recorded as a reduction of advertising expense for the fiscal years ended May 31, 2008 and June 2, 2007, respectively.

Asset Impairments

Management accounts for any impairment of its long-lived assets in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”  Management monitors the carrying value of its long-lived assets for potential impairment each quarter based on whether any indicators of impairment have occurred.  As of May 31, 2008 and June 2, 2007, no long-lived assets have been identified by management as impaired.

Off-Balance Sheet Arrangements:

The Company has no significant off-balance sheet arrangements as of May 31, 2008.

Related Party Transactions:

Except as discussed under “Liquidity and Capital Resources” with regard to short-term borrowings from related parties, there were no material related party transactions during the fiscal year ended May 31, 2008.

Forward-Looking Statements:

Information provided by the Company, including written and oral statements made by its representatives, may contain “forward looking information” as defined in Section 21E of the Securities Exchange Act of 1934, as amended.  All statements that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as expansion and growth of the Company’s business, the effects of future competition, future capital expenditures and the Company’s business strategy, are forward-looking statements.  In reviewing such information it should be kept in mind that actual results may differ materially from those projected or suggested in such forward-looking statements.  This forward looking information is based on various factors and was derived utilizing numerous assumptions.  Many of these factors previously have been identified in filings or statements made on behalf of the Company, including filings with the Securities and Exchange Commission on Forms 10-Q, 10-K and 8-K.  Important assumptions and other important facts that could cause results to differ materially from those set forth in the forward-looking statements include the following (in addition to those matters discussed in the Risk Factors included in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended May 31, 2008):  changes in the general economy or in the economy of Company’s primary markets, the effects of ongoing price competition from competitors (some of which have greater financial resources than those of the Company), changes in consumer spending, the nature and extent of continued consolidation in the grocery store industry, changes in the rate of inflation, changes in state or federal legislation or regulation, adverse determinations with respect to any litigation or other claims, inability to develop new stores or complete remodels as rapidly as planned, stability of product costs, supply or quality control problems with the Company’s vendors, and other issues and uncertainties detailed from time-to-time in the Company’s filings with the Securities and Exchange Commission.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
American Consumers, Inc.
Fort Oglethorpe, Georgia

We have audited the balance sheets of American Consumers, Inc. as of May 31, 2008 and June 2, 2007, and the related statements of income, changes in stockholders’ equity, and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Consumers, Inc. as of May 31, 2008 and June 2, 2007, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management's assertion about the effectiveness of American Consumers, Inc.’s internal control over financial reporting as of fiscal year May 31, 2008, included in Management's Report on Internal Control Over Financial Reporting found in Item 9A(T) of Form 10-K for fiscal year ended May 31, 2008, and, accordingly, we do not express an opinion thereon.

/s/ Hazlett, Lewis & Bieter, PLLC

Chattanooga, Tennessee
August 27, 2008

AMERICAN  CONSUMERS,  INC.

STATEMENTS  OF  INCOME

For the Fiscal Years Ended May 31, 2008 and June 2, 2007

	2008	2007

NET SALES	$34,492,631	$33,783,052

COST OF GOODS SOLD	26,265,102	25,766,340

Gross profit	8,227,529	8,016,712

OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES	8,172,078	8,001,304

Operating income	55,451	15,408

OTHER INCOME (EXPENSE)
Interest income	15,756	15,868
Interest expense	(60,465)	(60,596)
Other income	121,999	126,822

	77,290	82,094

Income before income taxes	132,741	97,502

FEDERAL AND STATE INCOME TAXES	-	-

NET INCOME	$132,741	$97,502

INCOME PER SHARE	$.17	$.12

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	783,864	790,521

The Notes to Financial Statements are an integral part of these statements.

AMERICAN  CONSUMERS,  INC.

BALANCE  SHEETS

May 31, 2008 and June 2, 2007

	2008	2007

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$741,440	$582,472
Certificate of deposit	311,884	312,161
Accounts receivable	118,334	233,057
Inventories	2,241,670	2,118,189
Prepaid expenses	70,494	154,213

Total current assets	3,483,822	3,400,092

PROPERTY AND EQUIPMENT – at cost
Leasehold improvements	303,766	300,800
Furniture, fixtures and equipment	3,323,713	3,298,923

	3,627,479	3,599,723
Less accumulated depreciation	(3,304,201)	(3,275,328)

	323,278	324,395

	$3,807,100	$3,724,487

The Notes to Financial Statements are an integral part of these statements.

	2008	2007

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$817,890	$904,396
Book overdraft	238,932	-
Short-term borrowings	422,820	623,940
Current maturities of long-term debt	53,922	40,206
Accrued sales tax	150,205	152,893
Other	258,087	224,683

Total current liabilities	1,941,856	1,946,118

LONG-TERM DEBT	130,265	172,044

STOCKHOLDERS’ EQUITY
Nonvoting preferred stock – authorized 5,000,000 shares of no par value; no shares issued	-	-
Nonvoting common stock – $.10 par value; authorized 5,000,000 shares; no shares issued	-	-
Common stock – $.10 par value; authorized 5,000,000 shares; shares issued of 781,779 in 2008 and 785,866 in 2007	78,178	78,587
Additional paid-in capital	651,942	655,350
Retained earnings	1,004,859	872,388

	1,734,979	1,606,325

	$3,807,100	$3,724,487

The Notes to Financial Statements are an integral part of these statements.

AMERICAN  CONSUMERS,  INC.

STATEMENTS  OF  CHANGES  IN  STOCKHOLDERS’  EQUITY

For the Fiscal Years Ended May 31, 2008 and June 2, 2007

	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Total

Balance, June 3, 2006	796,905	$79,691	$664,556	$775,615	$1,519,862

Net income for year	—	—	—	97,502	97,502

Redemption of common stock	(11,039)	(1,104)	(9,206)	(729)	(11,039)

Balance, June 2, 2007	785,866	78,587	655,350	872,388	1,606,325

Net income for year	—	—	—	132,741	132,741

Redemption of common stock	(4,087)	(409)	(3,408)	(270)	(4,087)

Balance, May 31, 2008	781,779	$78,178	$651,942	$1,004,859	$1,734,979

The Notes to Financial Statements are an integral part of these statements.

AMERICAN  CONSUMERS,  INC.

STATEMENTS  OF  CASH  FLOWS

For the Fiscal Years Ended May 31, 2008 and June 2, 2007

	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$132,741	$97,502
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	127,465	153,159
Loss (gain) on sale of property and equipment	(140)	474
Change in operating assets and liabilities:
Accounts receivable	114,723	(62,741)
Inventories	(123,481)	6,242
Prepaid expenses	83,719	(30,668)
Accounts payable and accrued liabilities	(55,790)	39,886
Book overdraft	238,932	—

Net cash provided by operating activities	518,169	203,854

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of certificate of deposit	(311,884)	(312,161)
Proceeds from maturity of certificate of deposit	312,161	314,773
Purchase of property and equipment	(126,658)	(34,151)
Proceeds from disposal of property and equipment	450	100

Net cash used in investing activities	(125,931)	(31,439)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in short-term borrowings	(201,120)	96,809
Proceeds from long-term debt	35,435	197,426
Principal payments on long-term debt	(63,498)	(207,793)
Redemption of common stock	(4,087)	(11,039)

Net cash provided by (used in) financing activities	(233,270)	75,403

NET INCREASE IN CASH AND CASH EQUIVALENTS	158,968	247,818

CASH AND CASH EQUIVALENTS, beginning of year	582,472	334,654

CASH AND CASH EQUIVALENTS, end of year	$741,440	$582,472

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
Income taxes	$750	$750
Interest	64,482	63,952

The Notes to Financial Statements are an integral part of these statements.

AMERICAN  CONSUMERS,  INC.

NOTES  TO  FINANCIAL  STATEMENTS

Note 1.	Nature of Business and Summary of Significant Accounting Policies

Nature of business:

The Company is engaged in a single line of business, the operation of a chain of retail grocery stores.  The stores are located in Georgia, Tennessee, and Alabama and operate under the name of Shop-Rite Supermarket.

Fiscal year:

The Company’s fiscal year ends on the Saturday nearest May 31.  The last two fiscal years consist of the 52-week periods ended May 31, 2008 and June 2, 2007.

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

Inventories:

All inventories are valued at the lower of average cost or market, following the Average Cost-to-Retail Method.  Under this method, inventory is stated at average cost, which is determined by applying an average cost-to-retail ratio to each similar merchandise category’s ending retail value.  If average cost is determined to exceed market value, the impacted merchandise’s carrying value is reduced to market value, with the reduction flowing through current period earnings.  The Company recognizes inventory shortages throughout the year based on actual physical counts.

AMERICAN  CONSUMERS,  INC.

NOTES  TO  FINANCIAL  STATEMENTS

Note 1.	Nature of Business and Summary of Significant Accounting Policies (continued)

Vendor allowances:

The Company receives funds for a variety of merchandising activities from vendors whose products the Company buys for resale in its stores.  These incentives and allowances include volume or purchased based incentives, advertising allowances, and promotional discounts.  The purpose of these incentives and allowances is generally to aid in the reduction of the costs incurred by the Company for stocking, advertising, promoting and selling the vendor’s products.  These allowances generally relate to short-term arrangements with vendors, often relating to a period of one month or less, and are typically negotiated on a purchase-by-purchase basis.  Due to system constraints and the nature of certain allowances, these allowances are applied as a reduction of inventory costs using a rational and systematic methodology, which results in the recognition of these incentives when the inventory related to the initial purchase is sold.  Amounts that represent a reimbursement of specific identifiable incremental costs, such as advertising, are recorded as a reduction to the related expense in the period that the related expense is incurred.

Property and equipment:

Expenditures for property and equipment are charged to asset accounts at cost.  Depreciation is provided on the straight-line and declining-balance methods at rates based upon the estimated useful lives of the various classes of depreciable property.  Repairs and maintenance are expensed as incurred.  Depreciation expense included in the statements of income was $127,465 and $153,159 in 2008 and 2007, respectively.

Revenue recognition:

The financial statements of the Company are prepared under the accrual method of accounting.  The Company recognizes income on the sale of all grocery and non-food merchandise at the point-of-sale.  Discounts provided by vendors, usually in the form of paper coupons, are not recognized as a reduction in sales.  Sales taxes are not recorded as a component of sales.

Advertising costs:

Advertising costs are charged to operations when incurred.  Advertising costs charged to operations were $515,018 and $527,303 in 2008 and 2007, respectively.

AMERICAN  CONSUMERS,  INC.

NOTES  TO  FINANCIAL  STATEMENTS

Note 1.	Nature of Business and Summary of Significant Accounting Policies (continued)

Deferred income taxes:

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes,” which requires that deferred income taxes be determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of the enacted tax laws.  Valuation allowances are used to reduce deferred tax assets to the amount considered likely to be realized.

Asset impairments:

Management accounts for any impairment of its long-lived assets in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”  Management monitors the carrying value of its long-lived assets for potential impairment each quarter based on whether any indicators of impairment have occurred.

Recent accounting pronouncements:

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.”  FIN No. 48 clarifies the accounting for uncertainty in tax positions.  FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  FIN No. 48 became effective for the Company on June 3, 2007, and did not have a material effect on the Company’s financial statements.  Further, during fiscal year May 31, 2008, the Company recognized no interest and penalties assessed by taxing authorities on any underpayment of income tax.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurements.”  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurement.  SFAS No. 157 does not require any new fair value measurements.  SFAS No. 157 will become effective for the Company on June 1, 2008, and is not expected to have a material effect on the Company’s financial statements.

AMERICAN  CONSUMERS,  INC.

NOTES  TO  FINANCIAL  STATEMENTS

Note 1.	Nature of Business and Summary of Significant Accounting Policies (continued)

Recent accounting pronouncements: (continued)

In February 2007, the FASB issued Statement of Financial Accounting Standard No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115.”  SFAS No. 159 permits entities to make an irrevocable election to measure certain financial instruments and other assets and liabilities at fair value on an instrument-by-instrument basis.  Unrealized gains and losses on items for which the fair value option has been elected should be recognized into net earnings at each subsequent reporting date.  SFAS No. 159 will become effective for the Company’s fiscal year beginning June 1, 2008.  The Company is currently evaluating the effect of adopting SFAS No. 159.

AMERICAN  CONSUMERS,  INC.

NOTES  TO  FINANCIAL  STATEMENTS

Note 2.	Short-Term Borrowings

The Company has a line-of-credit agreement with a bank totaling $800,000 at May 31, 2008 and June 2, 2007.  The interest rate on amounts outstanding under the line-of-credit agreement is based on prime subject to a 6.00% floor.  This agreement is scheduled to mature on April 25, 2009.

The line-of-credit is secured by the Company’s certificate of deposit, as well as by a security interest in substantially all of its accounts receivable, inventory, machines and equipment, furniture and fixtures and by personal guarantees of Michael A. Richardson and Paul R. Cook, the Company’s President and CEO and Executive Vice President and CFO, respectively.

At May 31, 2008 and June 2, 2007, the Company has short-term borrowings consisting of unsecured notes payable to Michael and Diana Richardson, principal shareholders of the Company, and to their son, Matthew Richardson.  These notes provide for interest at .25% below the bank's base rate and are payable on demand.

A summary of short-term borrowings for the fiscal years ended May 31, 2008 and June 2, 2007, is as follows:

	2008	2007

Line-of-credit agreements	$411,490	$609,650
Loans payable to shareholders	11,330	14,290

Total outstanding	$422,820	$623,940

Weighted average interest rate at year end	6.00%	8.24%

Weighted average interest rate during year	7.39%	8.23%

Maximum amount outstanding during year	$815,278	$637,773

Average amount outstanding during year	$543,877	$516,131

AMERICAN  CONSUMERS,  INC.

NOTES  TO  FINANCIAL  STATEMENTS

Note 3.	Long-Term Debt

Long-term debt consists of the following notes payable at May 31, 2008 and June 2, 2007:

	2008	2007

Note payable to Gateway Bank & Trust; principal and interest due in monthly installments of $3,684, through April 2012; interest at prime rate with 6.00% floor; collateralized by equipment, inventory, and personal guarantees of the Company’s President and Executive Vice President	$148,486	$180,000

Vehicle installment loan; due in monthly installments of $433; collateralized by an automobile; paid in full during August 2007	-	16,636

Vehicle installment loan; due in monthly installments of $524, through January 2010; collateralized by an automobile	10,014	15,614

Vehicle installment loan; due in monthly installments of $510, through June 2010; collateralized by an automobile	12,039	-

Vehicle installment loan; due in monthly installments of $557, through July 2010; collateralized by an automobile	13,648	-

	184,187	212,250
Less current maturities	53,922	40,206

Total long-term debt	$130,265	$172,044

AMERICAN  CONSUMERS,  INC.

NOTES  TO  FINANCIAL  STATEMENTS

Note 3.	Long-Term Debt (continued)

The aggregate maturities or principal payments required on long-term debt for years subsequent to May 31, 2008, are as follows:

Year	Amount

2009	$53,922
2010	54,994
2011	42,511
2012	32,760

Total	$184,187

Note 4.	Lease Commitments

The Company leases the facilities in which its retail grocery operations are located under noncancelable operating leases that expire at various dates through April 2014.  Substantially all of the leases include renewal options.  The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of May 31, 2008:

Fiscal	Minimum
Year Ending	Rentals

2009	$646,690
2010	525,508
2011	493,070
2012	469,153
2013	244,245
Thereafter	62,700

Total	$2,441,366

Rental expense for the fiscal years ended May 31, 2008 and June 2, 2007, is as follows:

	2008	2007

Minimum rentals	$642,989	$629,107
Contingent rentals based on sales	18,300	14,604

Total	$661,289	$643,711

AMERICAN  CONSUMERS,  INC.

NOTES  TO  FINANCIAL  STATEMENTS

Note 5.	Federal and State Income Taxes

No amounts have been provided for current and deferred federal and state tax expense in the statements of income for the years ended May 31, 2008 and June 2, 2007, as a result of recurring net operating losses and the related full valuation allowance on the Company’s net deferred tax assets.

A reconciliation of income tax expense computed by applying the U.S. Federal statutory rates to income before income taxes and actual income tax expense is as follows:

	2008	2007

Federal income tax expense computed at the statutory rates	$19,900	$14,700

State income tax, net of federal income tax expense	7,300	5,400

Change in deferred tax asset valuation allowance	(27,200)	(20,100)

Total income tax expense	$-	$-

The tax effects of significant temporary differences that comprise deferred tax assets and liabilities at May 31, 2008 and June 2, 2007, are as follows:

	2008	2007
Deferred tax assets:
Net operating loss carryforward	$(94,700)	$(125,000)
Other	(16,700)	(12,200)

Deferred tax liabilities:
Depreciable basis of property and equipment	6,000	4,600

Deferred tax asset valuation allowance	105,400	132,600

	$-	$-

AMERICAN  CONSUMERS,  INC.

NOTES  TO  FINANCIAL  STATEMENTS

Note 5.	Federal and State Income Taxes (continued)

At May 31, 2008, the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $428,000 and $554,000, respectively.  The Company has established a full valuation allowance, which effectively reduces the carrying value of its net deferred taxes to zero at May 31, 2008 and June 2, 2007.  Unless the Company realizes sufficient taxable income in future periods to demonstrate that the likelihood of realization of the net deferred tax assets is reasonably assured under the accounting guidelines of SFAS No. 109, this valuation allowance will be continued in future periods.  If not utilized, the carryforwards will expire at various dates through 2025.

Note 6.	Employee Benefit Plan

The Company has adopted a 401(k) employee benefit plan covering substantially all employees who have met minimum service and age requirements.  The service and age requirements were waived for the initial plan participants to encourage participation.  The Company's annual contribution is discretionary.  The Company's contribution to the plan was $7,500 in 2008 and 2007.

Note 7.	Concentration of Credit Risk and Major Supplier

The Company maintains a certificate of deposit and other deposit accounts at financial institutions in amounts that exceed the Federal Deposit Insurance Corporation (FDIC) insurance limit.  The total of deposits that exceeded the FDIC insurance limit was $330,264 at May 31, 2008.  The Company believes that maintaining deposits in these financial institutions does not represent a significant credit risk and that the Company benefits from favorable banking relationships as a result of maintaining deposits with these institutions.  The Company has not experienced any losses as a result of its cash in banks in excess of FDIC insurance limits.

Approximately 82 percent of the Company’s purchased merchandise for the year ended May 31, 2008, was procured from the Company’s main supplier.

AMERICAN  CONSUMERS,  INC.

NOTES  TO  FINANCIAL  STATEMENTS

Note 8.	Related Party Transactions

As described in greater detail in Note 2 above, the Company finances a portion of its working capital requirements through borrowings consisting of two unsecured notes, payable to Michael and Diana Richardson, principal shareholders of the Company, and to their son, Matthew Richardson.  These notes bear interest at a rate per annum .25% below the base rate of interest charged on the Company’s borrowings from its lead bank and are payable on demand.

Note 9.	Segment Reporting

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” provides for the identification of reportable segments on the basis of discrete business units and their financial information to the extent such units are reviewed by an entity’s chief decision maker (which can be an individual or group of management persons).  The Statement permits aggregation or combination of segments that have similar characteristics.  In the Company’s operations, each store is viewed by management as being a separately identifiable business or segment from the perspective of monitoring performance and allocation of financial resources.  Although the stores operate independently and are managed and monitored separately, each is substantially similar in terms of business focus, type of customers, products and services.  Accordingly, the Company’s financial statements reflect the presentation of segment information on an aggregated basis in one reportable segment.

Note 10.	Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, the certificate of deposit, accounts receivable, short-term borrowings, accounts payable, accrued expenses and other liabilities are reasonable estimates of their fair values because of the short maturity of these financial instruments.  Based on the borrowing rates available to the Company for long-term debt with similar terms and average maturities, the carrying amounts approximate the fair value of such financial instruments.

AMERICAN  CONSUMERS,  INC.

NOTES  TO  FINANCIAL  STATEMENTS

Note 11.	Quarterly Data (unaudited)

	Fiscal Years Ended
	May 31, 2008				June 2, 2007
	Thirteen Weeks Ended 5/31/2008	Thirteen Weeks Ended 3/1/2008	Thirteen Weeks Ended 12/1/2007	Thirteen Weeks Ended 9/1/2007	Thirteen Weeks Ended 6/2/2007	Thirteen Weeks Ended 3/3/2007	Thirteen Weeks Ended 12/2/2006	Thirteen Weeks Ended 9/2/2006

Net sales	$8,629,973	$8,634,569	$8,487,207	$8,740,882	$8,554,004	$8,446,070	$8,392,267	$8,390,711
Cost of goods sold	6,487,532	6,566,425	6,513,801	6,697,344	6,562,864	6,408,085	6,417,697	6,377,694

Gross profit	2,142,441	2,068,144	1,973,406	2,043,538	1,991,140	2,037,985	1,974,570	2,013,017

Operating, general and administrative expenses	2,107,930	2,059,469	1,987,573	2,017,106	1,991,231	2,006,513	1,995,765	2,007,795

Operating income (loss)	34,511	8,675	(14,167)	26,432	(91)	31,472	(21,195)	5,222

Other income	30,492	31,938	34,651	40,674	38,293	35,357	39,062	29,978
Interest expense	(8,071)	(17,326)	(16,790)	(18,278)	(16,576)	(14,531)	(14,636)	(14,853)

Income before income taxes	56,932	23,287	3,694	48,828	21,626	52,298	3,231	20,347
Income taxes	-	-	-	-	-	-	-	-

Net income	$56,932	$23,287	$3,694	$48,828	$21,626	$52,298	$3,231	$20,347

Earnings per common share:	$0.07	$0.03	$0.01	$0.06	$0.02	$0.07	$0.00	$0.03