Form 10-K, Exhibit 13
AMERICAN CONSUMERS INC
filed 2009-08-27
CIK 4811

Exhibit 13

AMERICAN CONSUMERS, INC.

FIVE-YEAR SUMMARY OF OPERATIONS

(In thousands, except per share amounts)

	FISCAL YEAR ENDED
	MAY 30, 2009 (52Weeks)	MAY 31 2008 (52Weeks)	JUNE 2 2007 (52Weeks)	JUNE 3 2006 (53Weeks)	MAY 28 2005 (52Weeks)

NET SALES	$34,421	$34,492	$33,783	$33,280	$32,101

COST AND EXPENSES:
Cost of goods sold	25,971	26,265	25,766	25,234	24,431
Operating, general and administrative expenses	8,441	8,172	8,001	8,262	8,031
Interest expense	47	60	61	60	59
Other income, net	(99)	(138)	(143)	(109)	(89)

Total	34,360	34,359	33,685	33,447	32,432

Income (loss) before income taxes	61	133	98	(167)	(331)

INCOME TAXES:
Federal	—	—	—	—	—
State	—	—	—	—	—

Total	—	—	—	—	—

NET INCOME (LOSS)	$61	$133	$98	$(167)	$(331)

PER SHARE AMOUNTS:
Net income (loss)	$.08	$.17	$.12	$(.21)	$(.41)

Cash dividends	$—	$—	$—	$—	$—

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	777	784	791	800	807

TOTAL ASSETS	$4,331	$3,807	$3,724	$3,512	$3,607

LONG-TERM DEBT	$449	$184	$212	$223	$426

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

The Company’s common stock is quoted on the Pink Sheets, and electronic quotation service for securities traded over-the-counter.  The approximate number of record holders of the Company’s common stock at May 30, 2009, was 752.  The following table gives the range of high and low bid quotations and dividends for each quarterly period for the two most recent fiscal years.

Bid Prices	Asked Prices	Dividends
	High	Low	High	Low	Per Share
2009
First Quarter	$1.15	$1.15	$2.00	$1.60	None
Second Quarter	$1.15	$1.15	$1.60	$1.60	None
Third Quarter	$1.15	$0.65	$1.60	$1.05	None
Fourth Quarter	$0.80	$0.65	$1.05	$1.05	None

2008
First Quarter	$1.50	$1.25	$3.40	$1.50	None
Second Quarter	$1.25	$1.25	$2.00	$2.00	None
Third Quarter	$1.25	$1.25	$2.00	$2.00	None
Fourth Quarter	$1.25	$1.15	$2.15	$2.00	None

The information set forth in the above table is supplied through Pink Sheets LLC where available.

The terms of our debt agreements with our senior lender contain negative covenants which currently prevent us from paying any dividends on our stock without the lender’s written consent.  There is no established public trading market for the Company’s stock, and the information set forth above is based on a small number of isolated quotations and reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual trades.  The market-makers as of May 30, 2009, are:

Automated Trading Desk Fincl Svcs	(843) 789-2180

Carr Securities Corporation	(516) 944-8300

Domestic Securities, Inc.	(732) 661-0300

Knight Equity Markets, LP	(212) 336-8769

Monroe Securities, Inc.	(800) 766-5560

UBS Securities, LLC	(203) 719-8710

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

	FISCAL YEAR ENDED
	May 30, 2009	May 31, 2008
Sales	$34,421,326	$34,492,631
% Sales Increase (Decrease)	(0.21)%	2.10%
Gross Margin %	24.55%	23.85%
Operating, General and Administrative Expense:
Amount	$8,440,715	$8,172,078
% of Sales	24.52%	23.69%
Net Income	$60,614	$132,741

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

Although the Company experienced its first sales decrease in ten years during fiscal 2009, the decrease was slight (0.21%).  In spite of this decrease, we were pleased to report a small net income for the third consecutive fiscal year despite the continuous challenges posed by competition from larger grocery retailers, as a healthy increase in the Company’s gross margin and continued positive contributions from other income items more than offset the slight sales decrease and continued increases in operating, general and administrative expenses.

Factors contributing to the small sales decrease during fiscal 2009 included retail price decreases throughout the fiscal year in certain lines such as dairy, as well as a continuation of the trend noted in recent periods of customers switching from national name brand items to private label and generic items with lower sales prices than the national name brand items.  The sales increases experienced for each of the two preceding fiscal years (2.10% for fiscal 2008 and 1.51% for fiscal 2007 as compared to the respective prior years), were somewhat less than those experienced during fiscal years of 2006 and 2005.  The relatively modest increase experienced for fiscal 2008 was due in part to pricing adjustments implemented during the year to recover certain prior increases in our wholesale costs as well as to the absence of the new store openings and certain major sales promotions which significantly impacted the increases reported for the 2006 and 2005 fiscal years.

As noted above, despite the slight decrease in sales and significant increases in operating, general and administrative expenses, the Company was able to complete the 2009 fiscal year with net income of $60,614.  The increase in gross margin over the past fiscal year increased the Company’s gross profit by $222,495 which, coupled with a net positive contribution of $51,305 from other income and expense items, more than offset a $268,637 increase in operating, general and administrative expenses during the period.  This gross margin increase is attributable to the increase in sales of private label and generic merchandise during fiscal 2009, as the economy continued to experience problems and shoppers began to recognize the value of the lower priced products, which tend to produce a better gross margin compared to national brand items.

While the Company’s operating, general and administrative expenses increased by $268,637 (or 3.29%) for fiscal 2009 as compared to the prior year, net income only decreased by $72,127, due in part to offsetting positive impacts from the increase in the gross margin percentage discussed above.  Although management is continually working to reduce these expenses, we are unable to control certain costs, such as payroll (due to increases in the Federal minimum wage), utilities and telephone expense (due to increased costs being passed on to us by power, gas and phone companies), insurance premiums (due to ongoing increases in healthcare costs), and professional fees (due to continuing cost increases related to compliance with the Sarbanes-Oxley Act and related regulations applicable to public companies).  A more detailed analysis relating to operating, general and administrative expenses is presented below.

Management actively monitors both the gross margin and the company’s retail pricing structure in an attempt to maximize profitability.  Management began working on the Company’s gross margin during the quarter ended August 31, 2002, at which time the gross margin stood at 22.79% for the trailing fiscal year.  While occasional improvements in gross profit have been seen in recent periods, such as the 24.55% gross margin we achieved for fiscal 2009 as compared to the gross margins of 23.85% for fiscal 2008 and 23.73% for fiscal 2007, it is difficult to maintain a trend of consistent improvement in the gross margin due to competitive conditions which often delay the Company’s ability to pass through price increases experienced at the wholesale level.  Accordingly, while management attempts to offset increases in its cost, such as our suppliers’ fuel surcharges referenced above, further improvements in the gross margin may not be achievable at this time, and further deterioration in the Company’s gross margin is possible.  Management believes that competitive pressures on the Company, which have led to the losses experienced in two out of the last five fiscal years, will continue to increase over time as a result of the increased presence of larger competitors operating in the Company’s trade area.  These competitors have greater financial resources than those of the Company, and may be able to obtain preferential treatment from suppliers in the form of advertising allowances, lower prices and other concessions not available to the Company.  These factors allow our competitors to engage in aggressive pricing and promotional activities that the Company cannot match, putting us at a competitive disadvantage.

Our gross margins may not be directly comparable to those of our larger competitors, since some of those companies may include the costs of their internal distribution networks in cost of goods sold – thus impacting the gross margin – while others reflect such costs elsewhere (such as in operating, general and administrative expenses).  Unlike many of the larger grocery store chains with which we compete, the Company does not have an internal distribution network.  Inventory is delivered directly to our individual store locations by our wholesale supplier, which recovers its distribution costs through the markup that it charges to the Company.  Accordingly, our cost of goods sold as reflected in the Company’s financial statements is comprised principally of our direct wholesale cost for the acquisition of such inventory, net of applicable rebates and allowances as discussed under “Inventories” and “Vendor Allowances” in Note 1 of the financial statements appearing in the Company’s 2009 Annual Report to Shareholders.

Interest expense decreased by $12,935 (or 21.39%) for fiscal 2009 as compared to fiscal 2008.  This decrease is in line with a decrease of $108,677 (or 19.98%) in the average outstanding balance of the Company’s short-term borrowings during the same period, due largely to the ongoing favorable impact of cash management procedures instituted with our lead bank during fiscal 2008.  Our weighted average interest rate decreased from 7.39% for fiscal 2008 to 6.00% for fiscal 2009.  While long term debt increased by $264,872, due primarily to financing the current replacement cycle for the Company’s electronic cash registers and scanning equipment during fiscal 2009, the impact of this increase on fiscal 2009 interest expense was lessened by the fact that $171,588 of this increase was attributable to debt incurred during the last 14 weeks of the fiscal year.  Accordingly, interest expense for fiscal 2010 should increase as compared to fiscal 2009, despite the favorable impact of the cash management program, since we will be paying interest on the term debt that financed these equipment purchases over the entire fiscal year.  Interest expense remained essentially flat in fiscal 2008, decreasing by only $131 as compared to fiscal 2007.  This reflected the effects of slight changes in our total indebtedness coupled with only slight changes in the Company’s weighted average interest rate applicable to our debt, despite greater reductions in prevailing market rates, due to the 6.0% interest rate floor applicable to all of our variable rate bank debt.  Interest income decreased by $5,311 for fiscal 2009 and by $112 for fiscal 2008 as compared to the prior year periods, due in each case to the unfavorable annual re-pricing of our bank certificate of deposit.

Sales:

Sales for the 52-week fiscal year ended May 30, 2009 decreased by 0.21% from the previous 52-week year ended May 31, 2008.  Management believes that factors contributing to this decrease included decreases in the retail prices of certain merchandise, such as dairy products, during fiscal 2009, coupled with changes in customers’ buying habits.  Our sales data indicates that more customers may be purchasing non-national brand products at a lower retail price in an effort to reduce their overall spending on grocery purchases.  Management also believes that fluctuating gasoline prices and other difficulties faced by consumers as a result of the ongoing environment of economic uncertainty may be continuing to influence certain customers to choose to eat at home rather than at restaurants, and to patronize grocery stores located closer to their homes.

Four of the Company’s eight stores experienced decreases in sales, ranging from 2.10% to 5.30%, for fiscal 2009 as compared to fiscal 2008.  The stores with decreases suffered from increased competition in their local market areas.  One of these stores also continues to be adversely impacted by another tenant having moved out of the shopping center where it is located during fiscal 2006 and been replaced by a tenant which does not generate as much traffic, and by generally unfavorable traffic pattern conditions at that location.  The other four locations had increases in annual sales for fiscal 2009, ranging from 1.03% to 3.78%.

Sales for the 52-week fiscal year ended May 31, 2008 increased by 2.10% over the previous 52-week year ended June 2, 2007.  Management believes this increase was due primarily to the influence of accelerated increases in the cost of gasoline that occurred during fiscal 2008 – which we believe strengthened the trend noted in recent periods of customers choosing to eat more meals at home to reduce their spending at restaurants, and to patronize grocery stores located closer to their homes – as well as to cost-driven increases in our retail prices during the year.  During fiscal 2008, five of the Company’s stores had increases in sales ranging from 0.24% to 7.83% as compared to the prior year.  The other three stores experienced decreases ranging from 0.49% to

5.14%, which management attributes to increased competition in their local market areas, as well as to the specific location-based challenges faced by one store as discussed above.

The overall sales increases experienced over the past four fiscal years make it more difficult for the Company to continue to show same-store sales increases in consecutive periods without making pricing adjustments that would have more adverse impacts on profitability.  Pricing adjustments made to stimulate sales contributed to some erosion of the gross margin during fiscal years 2007 and 2008, so maintaining profitable sales increases over time may not be achievable.  While we continually work to increase sales through the Company’s advertising programs, product selection and overall mix of retail prices, these efforts are often hindered by the effects of ongoing price competition from larger competitors with greater financial resources than the Company.  Management also believes, however, that offering a broader selection of generic and private label merchandise than some of our competitors may have helped bolster sales in recent periods, as customers seek out more of these goods to economize on their grocery spending.  It is hoped that these trends in consumer preferences will continue, thereby helping to offset some of the Company’s own increased costs.

The following table sets forth information for the last two fiscal years as to the amount of total sales contributed by each class of products which contributed a significant percentage of the total retail sales and revenues of the Company during such periods:

Product Class	Fiscal 2009 (52 Weeks)	Fiscal 2008 (52 Weeks)
Grocery and Non-Food Items	$22,219,238	$22,327,217
Meat and Deli	9,503,268	9,452,010
Produce	2,698,820	2,713,404

Gross Margin:

The Company’s gross margin for fiscal 2009 increased 0.70% over the previous year.  Management believes this increase is mainly the result of an increase in the sale of certain private label and generic merchandise which produces a better gross margin than the sale of national brand items.  It also reflects the fact that management continues to devote extensive effort to managing the Company’s gross margin through adjustments to our retail prices and product mix.  While competitive conditions often complicate these efforts, we strive to manage our pricing to pass on increases in our costs – such as increases in wholesale grocery prices (including suppliers’ fuel surcharges) that continued to pose challenges for the Company throughout fiscal 2009 – in as timely a manner as possible, to reduce the negative impact of delays in adjusting retail prices.  We also have attempted to avoid marketing techniques which tend to increase sales but have a negative impact on gross margin.

The Company’s gross margin of 23.85% for fiscal 2008 increased 0.12% over the previous year, but still lagged behind the gross margins of 24.18% achieved for fiscal 2006 and 23.89% achieved for fiscal 2005.  Management continued to pass on increases in costs during fiscal 2008 to the extent permitted by competition, and also refrained during the year from promotions similar to those conducted during fiscal 2007, which had a negative impact on gross margin.  However, the slight gross margin increase was only achieved during the fourth quarter, as the Company struggled with slight decreases in the gross margin compared to fiscal 2007 throughout the remainder of the year, due to ongoing increases in the wholesale costs of certain grocery items as well as gradual increases in suppliers’ fuel surcharges due to increased gasoline prices, which we were able to recover through adjustments to the Company’s retail prices only on a delayed basis due to the impacts of competition.

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

The following table details the changes in these components of operating, general and administrative expenses for fiscal years 2009 and 2008:
Expense Item	2009 Amount	% of 2009 Total	2008 Amount	% of 2008 Total
Payroll	$4,215,786	50.0	$4,020,408	49.1
Utilities and telephone expense	868,350	10.3	767,621	9.4
Rent	670,050	7.9	661,289	8.1
Insurance	602,800	7.1	562,157	6.9
Advertising and promotion	513,092	6.1	515,018	6.3
General and office supplies	403,790	4.8	399,754	4.9
Repairs and maintenance	318,481	3.8	364,285	4.5
Depreciation	131,332	1.6	127,465	1.6
Bank service charges and credit card fees	138,700	1.6	150,078	1.8
Bad checks	113,202	1.3	165,513	2.0
Professional fees	226,228	2.7	192,476	2.4
All other misc.	238,904	2.8	246,014	3.0
TOTAL	$8,440,715	100.0	$8,172,078	100.0

Operating, general and administrative expenses increased by $268,637 (or 3.29%) in fiscal 2009 as compared to 2008.  Increases totaling $387,166 in payroll ($195,378), utilities and telephone ($100,729), rent ($8,761), insurance ($40,643), general and office supplies ($4,036), depreciation ($3,867), and professional fees ($33,752), were partially offset by decreases totaling $118,529 in advertising and promotion ($1,926), repairs and maintenance ($45,804), bank service charges and credit card fees ($11,378), bad checks ($52,311), and all other ($7,110).

The increase in payroll is attributable to the second in a series of Federally mandated increases in the minimum wage, partially offset by decreases in bonuses paid based on store-level and company-level net income achieved during the year.  Utilities and telephone expense, as well as general and office supplies and other miscellaneous expenses, continued to increase as costs rise, with the rising cost of energy and petroleum-based products (such as certain packaging materials used by the Company) being a significant factor in these increases.  Rent increased as a result of the scheduled renewal of leases at certain of the Company’s stores.  Insurance expense increased primarily as a result of an increase in group insurance premiums as compared to the prior year.  Depreciation expense increased primarily due to the replacement of most of our cash registers and scanning equipment during fiscal 2009.  While the final cost of equipment purchased during this replacement cycle ultimately proved to be less than we originally anticipated, our depreciation expense going forward still will be somewhat higher than in recent periods due to the impact of these purchases.  Professional fees increased during fiscal 2009 due to additional professional services related to management’s assessment of the Company’s internal control over financial reporting (and work to remediate identified control weaknesses) in compliance with Section 404 of the Sarbanes-Oxley Act of 2002, as well as ongoing professional services related to compliance with other requirements added in recent years pursuant to such Act.  Professional fees also include $20,178 of fees charged by a check collection agency employed by the Company during fiscal 2009 in an effort to reduce bad checks expense (as compared to only $175 of such fees when the new agent started at the end of fiscal 2008).  The reduction in advertising and promotion expense in the amount of $1,926 is the result of a decrease in the cost of a promotional program tied to the cost of milk, which also decreased during the fiscal year.  Repairs and maintenance decreased by $45,804, as the Company experienced relatively fewer maintenance issues related to the upkeep of equipment and no costly breakdowns this fiscal year as compared to fiscal 2008.  We are unable to reliably forecast future fluctuations in this expense, due to the aging of our equipment and the inability to predict major equipment failures.  Bank service charges and credit card fees decreased by $11,378, as the migration to a new service for handling credit and debit card transactions continued.  By June 1, 2009, all stores had been switched to the new provider, which has a fee structure that we expect to result in future reductions in this expense.  Bad checks expense decreased by $52,311 (partially offset by the increase in professional fees of $20,178), as the Company switched to a new provider for bad check collection and control services.  All other expenses decreased $7,110.

Operating, general and administrative expenses increased by $170,774 (or 2.13%) in fiscal 2008 as compared to 2007.  Increases totaling $268,149 in payroll ($55,832), utilities and telephone ($38,159), rent ($17,578), general and office supplies ($28,325) repairs and maintenance ($3,813) bad checks ($35,268), professional fees ($77,065) and other miscellaneous expenses ($12,109) were partially offset by decreases totaling $97,375 in insurance ($56,522), advertising and promotion ($12,285), depreciation ($25,384), and bank service charges and credit card fees ($2,874).

The increase in payroll was attributable to increases in the Federal minimum wage and to increases in bonuses paid based on store-level and Company-level net income achieved for the year.  The increases in utilities and telephone expense, general and office supplies and other miscellaneous expenses were attributable to the same increased cost factors discussed above for fiscal 2009.  Rent increased as a result of the scheduled renewal of leases at certain of the Company’s stores, as well as to higher percentage rents based on increased sales during fiscal 2008.  While increases in bad checks continued to plague the Company during fiscal 2008, as reflected above we succeeded in reducing this expense during fiscal 2009 through a combination of improved employee training and enforcement of Company policies, replacement of our former check verification system with a new system that utilizes a wider database, and employment of a new collection agency to pursue recovery of bad checks.  We will strive to achieve additional reductions in this expense, as management continues to believe that the practice of cashing customers’ checks is vital to our competitive strategy for maintaining customer traffic and growing sales in the face of competition from larger grocery retailers.  Professional fees increased significantly during fiscal 2008, due in large part to additional professional services required to assist in preparing for management’s initial assessment of the Company’s internal control over financial reporting in compliance with Section 404 the Sarbanes-Oxley Act of 2002.  Insurance expense decreased as a result of a decrease in the Company’s workers’ compensation premiums, as well as a decrease in the number of employees on the Company’s group insurance plan.  Advertising and promotion expense decreased as a result of management’s ongoing efforts to control these costs.  Depreciation expense decreased due to the age and fully depreciated status of much of our equipment, in particular the cash register and scanning equipment that the Company replaced during fiscal 2009.

Looking forward to fiscal 2010, management is concerned about the impact that the next mandated increase in the Federal minimum wage will have on our ability to control the payroll costs, which amount to half of the Company’s operating, general and administrative expenses, as well as the impacts of possible future increases in energy costs and possible passage of legislation relating to further minimum wage increases.  We also expect to continue to incur significant professional fees related to the Company’s ongoing compliance with the Sarbanes-Oxley Act of 2002 and related regulations applicable to public companies during fiscal 2010, as well as further significant additions to such fees during early fiscal 2011 when the first annual audit of the Company’s internal control over financial reporting will be required pursuant to Section 404 of such Act.  Management is also concerned about the future cost of repairs and maintenance for our aging equipment, as major renovations have been put off in recent years in an effort to improve the Company’s cash flow, and about the possibility of increases in costs for other elements of the Company’s overhead that we might not be able to recover through pricing adjustments in the current environment of ongoing economic uncertainty.

Interest and Other Income:

Other income decreased from $121,999 to $88,390 for the fiscal ended May 30, 2009 as compared to the fiscal year ended May 31, 2008.  This reduction of $33,609 is due to reduced activity, which resulted in a $22,109 decline in revenues from providing check cashing services, a $3,973 decline in revenue from money orders, and an $8,915 decline in revenue from Fed-Ex shipments and other miscellaneous customer services, partially offset by a $1,375 increase in returned check fees and an insignificant increase ($13) in vendor’s compensation related to sales tax collections.  The reduction in check cashing services was due to a decrease in the number of applicable transactions, partially attributable to the Company’s new check screening procedures.  The reduction in money orders is due to decreased customer demand during fiscal 2009.  The decrease in other revenue is due to activity-driven decreases in revenue received from handling Federal Express shipments, gum ball machines and coupon handling commissions, classified as “Revenue related to Fed Ex shipments/other” in the table below.

Other income decreased $4,823 to $121,999 for the fiscal year ended May 31, 2008 as compared to the fiscal year ended June 2, 2007.  This resulted from reductions in the fees charged to cash checks without a grocery store purchase ($6,203, due partly to a decrease in the number of applicable transactions and partly to some compliance failures by store employees) and in charges for money orders ($3,l5l, due to less customer demand during fiscal 2008), partially offset by an activity-driven increase of $3,974 in revenue received from handling Federal Express shipments, gum ball machines and coupon handling commissions, coupled with smaller increases in returned check fees ($230, due to increased volume) and vendor compensation related to sales tax collections ($327, due to increased sales levels).

The components of other income for the fiscal years ended May 30, 2009 and May 31, 2008 were as follows:

Description	2009 Amount	2008 Amount
Check cashing fees	$62,035	$84,144
Funds received for handling money orders	3,897	7,870
Vendor’s compensation from the States of Alabama and Georgia for collecting and remitting sales taxes on a timely basis	14,924	14,911
Returned check fees	5,793	4,418
Revenue related to Fed-Ex shipments/other	1,741	10,656
TOTAL	$88,390	$121,999

Interest income decreased by $5,311 (from $15,756 to $10,445) for fiscal 2009 as compared to fiscal 2008, and by $112 (from $15,868 to $15,756) for fiscal 2008 as compared to fiscal 2007.  These decreases primarily reflected decreases in prevailing interest rates at each annual re-pricing of the Company’s bank certificate of deposit.

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

No amounts have been provided for current and deferred federal and state tax expense in the statements of income for any of the two fiscal years ended May 30, 2009, as a result of remaining net operating loss carryforwards and the related valuation of the Company’s net deferred tax assets.

At May 30, 2009, the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $455,000 and $528,000, respectively.  The Company has established a valuation allowance, which effectively reduces the carrying value of its net deferred taxes to zero at May 30, 2009 and May 31, 2008.  Unless the Company realizes sufficient taxable income in future periods to demonstrate that the likelihood of realization of the net deferred tax assets is reasonably assured under the accounting guidelines of SFAS No. 109, this valuation allowance will be continued in future periods.  If not utilized, the carryforwards will expire at various dates from 2022 through 2026.

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

FINANCIAL CONDITION

Liquidity and Capital Resources:

Effective May 3, 2007, we entered into a new $980,000 credit facility with Gateway Bank & Trust (“Gateway”), which replaced our former credit facilities with Northwest Georgia Bank and included an $800,000 revolving line of credit and a $180,000 term loan (used to retire outstanding term debt with the former lender, to pay closing costs and for general corporate purposes).  During fiscal 2008, we instituted daily cash sweeps and other improved cash management procedures in cooperation with Gateway, which helped to reduce the outstanding balance under the revolving line of credit to $411,490 (leaving $388,510 available for additional borrowings) as of May 31, 2008 and $596,150 (leaving $203,850 available for additional borrowings) as of May 30, 2009.  The line of credit has a term of 12 months, subject to annual renewals, and was renewed by the Company, effective as of April 20, 2009, on substantially the same terms for an additional year. The Company is required to make monthly interest only payments on the outstanding balance under the line of credit, and (in the absence of an annual renewal) is required to repay outstanding principal and accrued interest at the end of each successive one year term, with interest at an annual rate equal to the Wall Street Journal prime rate (subject to a minimum annual interest rate of 6.00%).  The Gateway line of credit contains a borrowing base provision which limits the maximum outstanding indebtedness to forty percent (40%) of the value of the Company’s inventory, as measured on a quarterly basis.

The $180,000, 60-month term loan included in the credit facility entered into May 3, 2007 also bears interest at an annual rate equal to the Wall Street Journal prime rate, subject to a minimum annual interest rate of 6.00%.  The proceeds of the term loan were used to retire the then-current balance of $134,789 on an existing term note payable to Northwest Georgia Bank incurred in December 2003 to finance the addition of the Company’s eighth grocery store, while the remaining $45,211 was utilized to pay closing costs and for working capital.

Changes in the Company’s liquidity and capital resources during the periods presented resulted primarily from the following:

Cash Flows from Operating Activities

During the fiscal year ended May 30, 2009, the Company generated $223,106 in cash flow from operating activities.  Significant sources of cash flow during the year included our net income of $60,614, as well as a $36,981 decrease in prepaid expenses and a $155,699 increase in book overdraft, plus the impact of non-cash charges related to depreciation ($131,332) and a small loss on the sale of property and equipment ($2,044).  The decrease in prepaid expenses is due to timing differences in payments for commercial insurance premiums, a reduction attributable to deposits paid to the manufacturer prior to the end of fiscal 2008 for upgraded cash registers and scanning equipment that were delivered during the first month of fiscal 2009, and reductions in prepaid maintenance expense due to lower annual maintenance charges under the contracts covering the new registers.  The $155,699 increase in book overdraft reflects a temporary timing difference as of the balance sheet date between the amount of checks cleared and the balance in the Company’s primary account, attributable to the cash sweep/cash management program put in place with our primary bank during fiscal 2008.  The most significant offsetting use of operating cash flows during fiscal 2009 was a $117,013 decrease in accounts payable and accrued liabilities, due primarily to decreases in trade payables and in the amount of sales tax owed at the end of fiscal 2009 (because May 2009 was only a four week month while May 2008 was a five week month and therefore had larger sales resulting in a larger sales tax liability).  Other uses of operating cash flows included a $42,239 increase in inventories (due to overall price increases, as well as additional purchases to take advantage of incentives in the form of rebates that resulted in an $8,200 increase in vendor allowances for fiscal 2009 versus the prior year), and a $4,312 increase in accounts receivable (due primarily to an increase in the amount of rebates owed to the Company at May 30, 2009, partially offset by a reduction in the amount owed the Company for coupons).

During the fiscal year ended May 31, 2008, the Company generated $518,169 in cash flow from operating activities.  Significant sources of cash flow during the year included our net income of $132,74l for the year, as well as decreases in accounts receivable ($114,723) and prepaid expenses ($83,719) and an increase in book overdraft ($238,932), plus the impact of non-cash depreciation charges in the amount of $127,465.  The decrease in accounts receivable was due  primarily to the collection of a short-term promissory note from a former employee in the amount of $78,035 that was outstanding at June 2, 2007 and paid shortly after year end, as well as to a $21,211 reduction in year-end receivables for vendor allowances as compared to the prior year, due to decreases in the level of inventory purchases subject to vendor promotions during the fourth quarter of fiscal 2008, with the remaining $15,477 reduction attributable to normal fluctuations in other components of accounts receivable.  The decrease in prepaid expenses was due to timing differences of payments for rent and fees which were actually paid for the month of June prior to the Company’s fiscal year end date of June 2, 2007, but were not paid for the current month until June 2, 2008, following the May 31 fiscal year end date, as well as to timing differences in payments for commercial insurance premiums.  The $238,932 increase in book overdraft reflects a temporary timing difference as of the balance sheet date between the amount of checks cleared and the balance in the Company’s primary account, attributable to the new cash sweep/cash management program put in place with our primary bank during fiscal 2008.  These amounts were partially offset by a small net gain on sales of property and equipment, by a $55,790 decrease in accounts payable and accrued liabilities (due primarily to decreases in trade payables and amounts due for money orders attributable to ordinary course variations in these amounts) and by a $123,481 increase in inventories, which are being maintained at a higher balance than at the end of the Company’s June 2, 2007 fiscal year to handle increased sales and to take advantage of purchasing incentives in the form of rebates (resulting in an overall $10,400 increase in vendor allowances for fiscal 2008 versus the prior year).  A portion of this increase is also due to the increases in wholesale costs for certain items and gradual increases in inventory suppliers’ fuel surcharges, as noted above.

Cash Flows from Investing Activities

Net cash used in investing activities during the fiscal year ended May 30, 2009 totaled $417,639, reflecting $422,248 used to fund purchases of property and equipment partially offset by a $4,509 reduction in the balance of our certificate of deposit and $100 of proceeds from a small amount of property disposed of during the year.  The purchases of property and equipment included $403,464 for the replacement of registers at seven stores, $12,240 for new scales at three stores, $3,225 for four uninterruptible power supply units for register systems, and $3,319 for other miscellaneous office equipment.  Please refer to “Material Commitments and Contingencies” below for a discussion of anticipated capital spending during fiscal 2010 and beyond.

During the fiscal year ended May 31, 2008, net cash used in investing activities of $125,931 consisted primarily of additions to property and equipment in the amount of $126,658, partially offset by a $277 reduction in the balance of our certificate of deposit and $450 of proceeds from a small amount of property disposed of during the year. The $126,658 of equipment purchases included $35,435 for the purchase of two automobiles, $56,804 for the purchase of new cash registers/scanning equipment and the related back door system for one of our stores, $16,641 to replace four meat scales and printers, and an aggregate of $17,778 for the purchase of one used ice machine, business machines for the main office, and additional store-level security equipment.

Cash Flows from Financing Activities

During the fiscal year ended May 30, 2009, net cash provided by financing activities amounted to $424,509.  Sources of cash flows from financing activities included (A) a net increase of $173,840 in short-term borrowings, due to increased working capital requirements (including funding the purchase of new cash registers/scanning equipment for two stores out of working capital to reduce long-term borrowings) partially offset by the impact of daily cash sweeps and improved cash management procedures implemented in cooperation with Gateway during fiscal 2008 to reduce the average outstanding balances and related interest expense on our revolving line of credit, and (B) proceeds from long term borrowings in the amount of $344,410 incurred to purchase new cash registers/scanning equipment and the related back door system for six of our stores.  These sources of cash were offset by $79,538 of principal payments on outstanding long-term debt and the $14,203 used for repurchases of the Company’s common stock in response to unsolicited requests received during the year.

Net cash used in financing activities for the fiscal year ended May 31, 2008 amounted to $233,270. This reflected a net reduction of short-term borrowings in the amount of $201,120 (primarily due to the cash management system mentioned above), together with a net reduction of long-term debt in the amount of $28,063 (consisting of payments of $63,498 partially offset by new long-term debt of $35,435 to finance the purchase of two vehicles) and $4,087 used for repurchases of the Company’s stock in response to unsolicited requests received during the year.

Overall, the Company’s cash and cash equivalents increased by $229,976 while its certificate of deposit decreased $4,509 for fiscal 2009.  By comparison, the Company’s cash and cash equivalents increased by $158,968 while its certificate of deposit decreased by $277 for fiscal 2008.

The ratio of current assets to current liabilities was 1.68 to 1 at the end of the latest fiscal year, May 30, 2009 compared to 1.79 to 1 at the end of the fiscal year ended May 31, 2008.  Cash, cash equivalents and the certificate of deposit constituted 34.39% of the total current assets at May 30, 2009 as compared to 30.23% at May 31, 2008.  As previously reported, the Company has increased its reliance on bank financing and working capital management, and limitations on additional capital spending, to maintain adequate liquidity to fund operations in connection with the operating losses experienced in five out of the last ten years.  The foregoing ratios, however, reflect the fact that our liquidity situation has improved over the past three fiscal years as a result of the net income of $60,614, $132,741 and $97,502 reported for fiscal 2009, 2008 and 2007, respectively.  Our liquidity situation has also benefited from a net reduction of approximately $7,500 in the Company’s monthly debt service requirements over the past four fiscal years, achieved through a combination of the retirement of long term debt and our success in limiting the additional debt incurred to finance our equipment replacements during fiscal 2009 to less than the amount originally anticipated.  As employment and inventory costs increase, management will attempt to compensate for the increases through operational efficiencies (including both efficient working capital management and seeking to reduce other expenses where possible), and through seeking to continue the favorable cash management arrangements with our primary lender.

Historically, we have financed our working capital requirements principally through cash flow from operations.  Short-term borrowings to finance inventory purchases are provided by the Company’s $800,000 line of credit from its bank and through borrowings from related parties, as discussed below.  The bank line of credit is secured by our certificate of deposit, as well as by a security interest in substantially all of our accounts receivable, inventory, machines and equipment, furniture and fixtures and by personal guarantees of Michael A. Richardson and Paul R. Cook, the Company’s President and CEO and Executive Vice President and CFO, respectively.  While we believe that these sources will continue to provide us with adequate liquidity to supply the Company’s working capital needs, if we experience future operating losses at levels which are not substantially offset by depreciation and other non-cash charges, our operating cash flows could be adversely affected.  If this happens, we could be required to seek additional financing through bank loans, or other sources, in order to meet our working capital needs.  If we were required to seek such additional financing and were not able to obtain it, or were unable to do so on commercially reasonable terms, we could be required to reduce the Company’s current level of operations in order to lower our working capital requirements to a level that our present financing arrangements would support.

Short-term borrowings as of the end of the past two fiscal years are presented below:

	May 30, 2009	May 31, 2008

Michael and Diana Richardson	$—	$9,764
Matthew Richardson	510	1,566
Line of Credit	596,150	411,490
Total	$596,660	$422,820

During fiscal 2009, we reduced the Company’s borrowings from related parties by a net amount of $10,820 (reflecting payments of $11,318 net of $498 in additional interest accrued).  The largest principal balances outstanding on such notes at any time during the Company’s fiscal year 2009 were $10,217 and $1,581, respectively.  As shown above, we increased borrowings on our primary line of credit by a net amount of $184,660 during fiscal 2009.  This increase was largely due to the increase in inventory and the reduction in accounts payable at the end of fiscal 2009 as compared to fiscal 2008.  We paid a total of $25,714 and $42,860 in interest on the Company’s outstanding borrowings under its bank line of credit during fiscal 2009 and 2008, respectively.

The Company’s line of credit with Gateway Bank & Trust bears interest at the prime rate as published in The Wall Street Journal, subject to a 6.0% floor.  The notes to Michael and Diana Richardson and to Matthew Richardson are unsecured, payable on demand and bear interest at .25% below the base rate charged by Gateway Bank & Trust on the line of credit.  The note to Michael and Diana Richardson was paid in full on March 12, 2009.  Michael Richardson is Chairman of the Board and Chief Executive Officer of the Company.  Diana Richardson is the wife of Michael Richardson, and Matthew Richardson is their son.

Long-Term Debt:

At May 30, 2009, long-term debt consisted of (A) a note payable to Gateway Bank & Trust of $112,316 used to pay off Northwest Georgia Bank on a note which financed, in December 2003, the addition of the Company’s eighth grocery store; (B) six notes with an aggregate balance of $318,672 as of May 30, 2009, executed during fiscal 2009 with Gateway Bank & Trust to finance the replacement of cash registers and related equipment at six of the Company’s retail outlets; and (C) three vehicle notes with an aggregate balance due at May 30, 2009 of $18,071.

The components of the Company’s long term debt as of the end of each of the fiscal years ended May 30, 2009 and May 31, 2008 are set forth in detail in Note 3 to the accompanying financial statements.

The following is a schedule by years of the amount of maturities of all long-term debt subsequent to May 30, 2009:

Year	Amount
2010	$117,774
2011	109,163
2012	103,669
2013	75,136
2014	43,317

Material Commitments and Contingencies

Sarbanes-Oxley Act Implementation Costs

The Sarbanes-Oxley Act of 2002 included provisions addressing audits, financial reporting and disclosure, conflicts of interest and corporate governance at public companies.  As discussed above, the Company has incurred increased professional fees during fiscal years 2005, 2006, 2007, 2008 and 2009 related to compliance with these provisions.

Section 404 of this Act deals with management’s report on internal control over financial reporting and an annual attestation report on the effectiveness of such internal control by the Company’s independent accountants.  Although the SEC previously delayed the effective dates of these requirements for smaller entities such as the Company, we began providing an annual report by management assessing the effectiveness of our internal control over financial reporting with our annual report for fiscal 2008, in accordance with the final rules.  During fiscal year 2008, the Company incurred additional professional fees in the amount of $40,968 directly related to preparations for management’s initial assessment of internal control over financial reporting pursuant to these rules, in addition to having to devote significant internal management effort and resources to these activities.  We have incurred additional professional fees in the amount of $12,200 during fiscal year 2009 and $3,500 thus far during the first quarter of fiscal 2010 related to (i) the completion of management’s initial annual assessment as of fiscal 2008 year end, (ii) the execution and testing of management’s remediation plan for the material weaknesses in internal controls that were detected in management’s initial assessment and (iii) the completion of management’s second annual assessment as of fiscal 2009 year end.  We expect ongoing compliance costs to complete management’s required assessments of internal control over financial reporting to average at least $10,000 per year, not counting the value of internal management time and resources devoted to these efforts.

The final rules under Section 404 also will require the Company to begin including an annual attestation report by our independent auditors addressing the effectiveness of such internal controls with our annual report for fiscal 2010.  While we cannot precisely estimate the additional professional fees that will be incurred in conjunction with satisfying this requirement for fiscal 2010 and future years, we currently project that such additional fees will amount to at least $45,000 for the completion of our auditors’ initial fiscal 2010 report during fiscal 2011.

Other Commitments and Contingencies

We presently estimate that capital expenditures for required replacements of equipment in the ordinary course during fiscal 2010 will be $100,000 or less, which we expect to fund from operating cash flows.  If it becomes necessary to replace the Company’s maintenance vehicle in fiscal 2010, the estimated cost of replacement will be approximately $35,000.  Future vehicle replacements, to the extent not paid for in cash, are expected to be funded through either bank or manufacturing financing, whichever option will provide the Company with the most favorable terms. While management is attempting to postpone future store improvements (which would include, among other things, replacement of certain older refrigeration equipment with more modern, attractive and energy-efficient cases), such improvements may be necessary prior to the end of fiscal 2010.  We cannot reliably estimate the cost of any such improvements at the present time, but we will attempt to manage the costs and the timing of such improvements in a manner which both contains the Company’s overall costs and allows us to finance these costs on the most favorable terms that we are able to obtain.

The Company has adopted a 401(k) plan that is administered by Capital Bank and Trust Company.  Participation in the plan is available to all full-time employees.  The Company’s annual contributions to the plan are discretionary.  The Company’s contribution to the plan was $7,500 in each of fiscal years 2009 and 2008.

Critical Accounting Policies:

Critical accounting policies are those policies that management believes are important to the portrayal of the Company’s financial condition and results of operations and require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.  Management believes it has chosen accounting policies that are appropriate to report accurately and fairly our operating results and financial position, and we apply those accounting policies in a consistent manner.  Our significant accounting policies are summarized in Note 1 to the Financial Statements included in this Annual Report for the fiscal year ended May 30, 2009.

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

Inventories

All inventories are valued at the lower of average cost or market, following the Average Cost-to-Retail Method.  Under this method, inventory is stated at average cost, which is determined by applying an average cost-to-retail ratio to each similar merchandise category’s ending retail value. If average cost is determined to exceed market value, the impacted merchandise’s carrying value is reduced to market value, with the reduction flowing through current period earnings.  Management recognizes inventory shortages throughout the year based on physical counts, which are performed on a quarterly basis at each store location.

Vendor Allowances

The Company receives funds for a variety of merchandising activities from vendors whose products the Company buys for resale in its stores.  These incentives and allowances include volume or purchased based incentives, advertising allowances, and promotional discounts.  The purpose of these incentives and allowances is generally to aid in the reduction of the costs incurred by the Company for stocking, advertising, promotions and selling the vendor’s products.  These allowances generally relate to short-term arrangements with vendors, often relating to a period of one month or less, and are typically negotiated on a purchase-by-purchase basis.  Due to system constraints and the nature of certain allowances, these allowances are applied as a reduction of inventory costs using a rational and systematic methodology, which results in the recognition of these incentives when the inventory related to the initial purchase is sold.  Management recognized approximately $416,900 and $408,700 of vendor allowances as a reduction in inventory costs for the fiscal years ended May 30, 2009 and May 31, 2008, respectively.  Amounts that represent a reimbursement of specific identifiable incremental costs, such as advertising, are recorded as a reduction to the related expense in the period that the related expense is incurred.  Management recognized approximately $66,500 and $59,600 in advertising allowances recorded as a reduction of advertising expense for the fiscal years ended May 30, 2009 and May 31, 2008, respectively.

Asset Impairments

Management accounts for any impairment of its long-lived assets in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”  Management monitors the carrying value of its long-lived assets for potential impairment each quarter based on whether any indicators of impairment have occurred.  As of May 30, 2009 and May 31, 2008, no long-lived assets have been identified by management as impaired.

Off-Balance sheet Arrangements:

The Company has no significant off-balance sheet arrangements as of May 30, 2009.

Related Party Transactions:

Except as discussed under “Liquidity and Capital Resources” with regard to short-term borrowings from related parties, there were no material related party transactions during the fiscal year ended May 30, 2009.

Forward-Looking Statements

Information provided by the Company, including written and oral statements made by its representatives, may contain “forward looking information” as defined in Section 21E of the Securities Exchange Act of 1934, as amended.  All statements that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as expansion and growth of the Company’s business, the effects of future competition, future capital expenditures and the Company’s business strategy, are forward-looking statements.  In reviewing such information it should be kept in mind that actual results may differ materially from those projected or suggested in such forward-looking statements.  This forward looking information is based on various factors and was derived utilizing numerous assumptions.  Many of these factors previously have been identified in filings or statements made on behalf of the Company, including filings with the Securities and Exchange Commission on Forms 10-Q, 10-K and 8-K.  Important assumptions and other important facts that could cause results to differ materially from those set forth in the forward-looking statements include the following (in addition to those matters discussed in the Risk Factors included in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended May 30, 2009):  changes in the general economy or in the economy of Company’s primary markets, the effects of ongoing price competition from competitors (some of which have greater financial resources than those of the Company), changes in consumer spending, the nature and extent of continued consolidation in the grocery store industry, changes in the rate of inflation, changes in state or federal legislation or regulation, adverse determinations with respect to any litigation or other claims, inability to develop new stores or complete remodels as rapidly as planned, stability of product costs, supply or quality control problems with the Company’s vendors, and other issues and uncertainties detailed from time-to-time in the Company’s filings with the Securities and Exchange Commission.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
American Consumers, Inc.
Fort Oglethorpe, Georgia

We have audited the balance sheets of American Consumers, Inc. as of May 30, 2009 and May 31, 2008, and the related statements of income, changes in stockholders’ equity, and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Consumers, Inc. as of May 30, 2009 and May 31, 2008, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management's assessment of the effectiveness of American Consumers, Inc.’s internal control over financial reporting as of May 30, 2009, included in Management's Report on Internal Control Over Financial Reporting found in Item 9A(T) of Form 10-K for fiscal year ended May 30, 2009, and, accordingly, we do not express an opinion thereon.

/s/ Hazlett, Lewis & Bieter, PLLC

Chattanooga, Tennessee
August 24, 2009

AMERICAN  CONSUMERS,  INC.

STATEMENTS  OF  INCOME

For the Fiscal Years Ended May 30, 2009 and May 31, 2008

	2009	2008
NET SALES	$34,421,326	$34,492,631

COST OF GOODS SOLD	25,971,302	26,265,102

Gross profit	8,450,024	8,227,529

OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES	8,440,715	8,172,078

Operating income	9,309	55,451

OTHER INCOME (EXPENSE)
Interest income	10,445	15,756
Interest expense	(47,530)	(60,465)
Other income	88,390	121,999

	51,305	77,290

Income before income taxes	60,614	132,741

FEDERAL AND STATE INCOME TAXES	-	-

NET INCOME	$60,614	$132,741

INCOME PER SHARE	$.08	$.17

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	777,469	783,864

The Notes to Financial Statements are an integral part of these statements.

AMERICAN  CONSUMERS,  INC.

BALANCE  SHEETS

May 30, 2009 and May 31, 2008

	2009	2008

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$971,416	$741,440
Certificate of deposit	307,375	311,884
Accounts receivable	122,646	118,334
Inventories	2,283,909	2,241,670
Prepaid expenses	33,513	70,494

Total current assets	3,718,859	3,483,822

PROPERTY AND EQUIPMENT – at cost
Leasehold improvements	303,766	303,766
Furniture, fixtures and equipment	3,112,606	3,323,713

	3,416,372	3,627,479
Less accumulated depreciation	(2,804,322)	(3,304,201)

	612,050	323,278

	$4,330,909	$3,807,100

The Notes to Financial Statements are an integral part of these statements.

	2009	2008

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$766,878	$817,890
Book overdraft	394,631	238,932
Short-term borrowings	596,660	422,820
Current maturities of long-term debt	117,774	53,922
Accrued sales tax	94,446	150,205
Other	247,845	258,087

Total current liabilities	2,218,234	1,941,856

LONG-TERM DEBT	331,285	130,265

STOCKHOLDERS’ EQUITY
Nonvoting preferred stock – authorized 5,000,000 shares of no par value; no shares issued	-	-
Nonvoting common stock – $.10 par value; authorized 5,000,000 shares; no shares issued	-	-
Common stock – $.10 par value; authorized 5,000,000 shares; shares issued of 767,576 in 2009 and 781,779 in 2008	76,758	78,178
Additional paid-in capital	640,098	651,942
Retained earnings	1,064,534	1,004,859

	1,781,390	1,734,979

	$4,330,909	$3,807,100

AMERICAN  CONSUMERS,  INC.

STATEMENTS  OF  CHANGES  IN  STOCKHOLDERS’  EQUITY

For the Fiscal Years Ended May 30, 2009 and May 31, 2008

	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Total

Balance, June 2, 2007	785,866	$78,587	$655,350	$872,388	$1,606,325

Net income for year	-	-	-	132,741	132,741

Redemption of common stock	(4,087)	(409)	(3,408)	(270)	(4,087)

Balance, May 31, 2008	781,779	78,178	651,942	1,004,859	1,734,979

Net income for year	-	-	-	60,614	60,614

Redemption of common stock	(14,203)	(1,420)	(11,844)	(939)	(14,203)

Balance, May 30, 2009	767,576	$76,758	$640,098	$1,064,534	$1,781,390

The Notes to Financial Statements are an integral part of these statements.

AMERICAN  CONSUMERS,  INC.

STATEMENTS  OF  CASH  FLOWS

For the Fiscal Years Ended May 30, 2009 and May 31, 2008

	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$60,614	$132,741
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	131,332	127,465
Loss (gain) on sale of property and equipment	2,044	(140)
Change in operating assets and liabilities:
Accounts receivable	(4,312)	114,723
Inventories	(42,239)	(123,481)
Prepaid expenses	36,981	83,719
Accounts payable and accrued liabilities	(117,013)	(55,790)
Book overdraft	155,699	238,932

Net cash provided by operating activities	223,106	518,169

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of certificate of deposit	(307,375)	(311,884)
Proceeds from maturity of certificate of deposit	311,884	312,161
Purchase of property and equipment	(422,248)	(126,658)
Proceeds from disposal of property and equipment	100	450

Net cash used in investing activities	(417,639)	(125,931)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in short-term borrowings	173,840	(201,120)
Proceeds from long-term debt	344,410	35,435
Principal payments on long-term debt	(79,538)	(63,498)
Redemption of common stock	(14,203)	(4,087)

Net cash provided by (used in) financing activities	424,509	(233,270)

NET INCREASE IN CASH AND CASH EQUIVALENTS	229,976	158,968
CASH AND CASH EQUIVALENTS, beginning of year	741,440	582,472

CASH AND CASH EQUIVALENTS, end of year	$971,416	$741,440

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
Income taxes	$—	$—
Interest	45,585	64,482

The Notes to Financial Statements are an integral part of these statements.

AMERICAN  CONSUMERS,  INC.

NOTES  TO  FINANCIAL  STATEMENTS

Note 1.	Nature of Business and Summary of Significant Accounting Policies

Nature of business:

The Company is engaged in a single line of business, the operation of a chain of retail grocery stores.  The stores are located in Georgia, Tennessee, and Alabama and operate under the name of Shop-Rite Supermarket.

Fiscal year:

The Company’s fiscal year ends on the Saturday nearest May 31.  The last two fiscal years consist of the 52-week periods ended May 30, 2009 and May 31, 2008.

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

Property and equipment:

Expenditures for property and equipment are charged to asset accounts at cost.  Depreciation is provided on the straight-line and declining-balance methods at rates based upon the estimated useful lives of the various classes of depreciable property.  Repairs and maintenance are expensed as incurred.  Depreciation expense included in the statements of income was $131,332 and $127,465 in 2009 and 2008, respectively.

Revenue recognition:

The financial statements of the Company are prepared under the accrual method of accounting.  The Company recognizes income on the sale of all grocery and non-food merchandise at the point-of-sale.  Discounts provided by vendors, usually in the form of paper coupons, are not recognized as a reduction in sales.  Sales taxes are not recorded as a component of sales.

Advertising costs:

Advertising costs are charged to operations when incurred.  Advertising costs charged to operations were $513,092 and $515,017 in 2009 and 2008, respectively.

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

Recent accounting pronouncements:

In February 2007, the FASB issued Statement of Financial Accounting Standard No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115.”  SFAS No. 159 permits entities to make an irrevocable election to measure certain financial instruments and other assets and liabilities at fair value on an instrument-by-instrument basis.  Unrealized gains and losses on items for which the fair value option has been elected should be recognized into net earnings at each subsequent reporting date.  SFAS No. 159 became effective for the Company’s fiscal year beginning June 1, 2008.  The Company has chosen not to elect the fair value option; therefore the adoption of SFAS 159 did not have an impact on the Company’s financial statements.

In February 2008, the FASB issued FASB Staff Position (FSP) 157-2.  FSP 157-2 delays the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.  The Company is currently evaluating the provisions of FSP 157-2 to determine the potential impact, if any, the adoption will have on its financial statements.

The Company has determined that all other recently issued accounting pronouncements will not have a material impact on its financial statements or do not apply to its operations.

AMERICAN  CONSUMERS,  INC.

NOTES  TO  FINANCIAL  STATEMENTS

Note 2.	Short-Term Borrowings

The Company has a line-of-credit agreement with a bank totaling $800,000 at May 30, 2009 and May 31, 2008.  The interest rate on amounts outstanding under the line-of-credit agreement is based on prime subject to a 6.00% floor.  This agreement is scheduled to mature on April 20, 2010.

The line-of-credit is secured by the Company’s certificate of deposit, as well as by a security interest in substantially all of its accounts receivable, inventory, machines and equipment, furniture and fixtures and by personal guarantees of Michael A. Richardson and Paul R. Cook, the Company’s President and CEO and Executive Vice President and CFO, respectively.

At May 31, 2008, the Company has short-term borrowings consisting of unsecured notes payable to Michael and Diana Richardson, principal shareholders of the Company, and to their son, Matthew Richardson.  At May 30, 2009, the remaining note was to Matthew Richardson.  These notes provide for interest at .25% below the bank's base rate and are payable on demand.

A summary of short-term borrowings for the fiscal years ended May 30, 2009 and May 31, 2008, is as follows:

	2009	2008

Line-of-credit agreements	$596,150	$411,490
Loans payable to shareholders	510	11,330

Total outstanding	$596,660	$422,820

Weighted average interest rate at year end	6.00%	6.00%

Weighted average interest rate during year	6.00%	7.39%

Maximum amount outstanding during year	$811,779	$815,278

Average amount outstanding during year	$435,200	$543,877

AMERICAN  CONSUMERS,  INC.

NOTES  TO  FINANCIAL  STATEMENTS

Note 3.	Long-Term Debt

Long-term debt consists of the following notes payable at May 30, 2009 and May 31, 2008:

	2009	2008

Note payable to Gateway Bank & Trust; principal and interest due in monthly installments of $3,684, through April 2012; interest at prime rate with 6.00% floor; collateralized by equipment, inventory, and personal guarantees of the Company’s CEO and CFO	$112,316	$148,486

Six notes payable to Gateway Bank & Trust; principal and interest due in monthly installments aggregating $6,685; interest at prime rate plus 0.5% with 6.00% floor, and maturities ranging from August 2013 through March 2014; collateralized by equipment, inventory and personal guarantees of the Company’s CEO and CFO	318,672	—

Three vehicle installment loans; principal and interest due in monthly installments aggregating $1,591; maturities ranging from January 2010 through July 2010; collateralized by automobiles	18,071	35,701

	449,059	184,187
Less current maturities	117,774	53,922

Total long-term debt	$331,285	$130,265

The aggregate maturities or principal payments required on long-term debt for years subsequent to May 30, 2009, are as follows:

Year	Amount

2010	$117,774
2011	109,163
2012	103,669
2013	75,136
2014	43,317
Total	$449,059

-  -

AMERICAN  CONSUMERS,  INC.

NOTES  TO  FINANCIAL  STATEMENTS

Note 4.	Lease Commitments

The Company leases the facilities in which its retail grocery operations are located under noncancelable operating leases that expire at various dates through May 2014.  Substantially all of the leases include renewal options.  The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of May 30, 2009:

Fiscal Year Ending	Minimum Rentals

2010	$622,109
2011	589,671
2012	565,754
2013	340,846
2014	159,301

Total	$2,277,681

Rental expense for the fiscal years ended May 30, 2009 and May 31, 2008, is as follows:

	2009	2008

Minimum rentals	$646,690	$642,989
Contingent rentals based on sales	21,938	18,300

Total	$668,628	$661,289

Note 5.	Federal and State Income Taxes

No amounts have been provided for current and deferred federal and state tax expense in the statements of income for the years ended May 30, 2009 and May 31, 2008, as a result of recurring net operating losses and the related full valuation allowance on the Company’s net deferred tax assets.

AMERICAN  CONSUMERS,  INC.

NOTES  TO  FINANCIAL  STATEMENTS

Note 5.	Federal and State Income Taxes (continued)

A reconciliation of income tax expense computed by applying the U.S. Federal statutory rates to income before income taxes and actual income tax expense is as follows:

	2009	2008
Federal income tax expense computed at the statutory rates	$9,100	$19,900
State income tax, net of federal income tax expense	3,300	7,300
Change in deferred tax asset valuation allowance	(12,400)	(27,200)

Total income tax expense	$—	$—

The tax effects of significant temporary differences that comprise deferred tax assets and liabilities at May 30, 2009 and May 31, 2008, are as follows:

	2009	2008

Deferred tax assets:
Net operating loss carryforward	$(97,400)	$(94,700)
Other	(11,200)	(16,700)

Deferred tax liabilities:
Depreciable basis of property and equipment	15,600	6,000

Deferred tax asset valuation allowance	93,000	105,400

	$—	$—

At May 30, 2009, the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $455,000 and $528,000, respectively.  The Company has established a full valuation allowance, which effectively reduces the carrying value of its net deferred taxes to zero at May 30, 2009 and May 31, 2008.  Unless the Company realizes sufficient taxable income in future periods to demonstrate that the likelihood of realization of the net deferred tax assets is reasonably assured under the accounting guidelines of SFAS No. 109, this valuation allowance will be continued in future periods.  If not utilized, the carryforwards will expire at various dates from 2022 through 2026.

AMERICAN  CONSUMERS,  INC.

NOTES  TO  FINANCIAL  STATEMENTS

Note 5.	Federal and State Income Taxes (continued)

The Company follows FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109”.  FIN 48 clarifies the accounting for uncertainty in tax positions and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  FIN 48 became effective for the Company on June 3, 2007, and did not have a material effect on the Company’s financial statements.  Further, during fiscal years ended May 30, 2009 and May 31, 2008, the Company recognized no interest and penalties assessed by taxing authorities on any underpayment of income tax.

Note 6.	Employee Benefit Plan

The Company has a 401(k) employee benefit plan covering substantially all employees who have met minimum service and age requirements.  The Company's annual contribution is discretionary.  The Company's contribution to the plan was $7,500 in 2009 and 2008.

Note 7.	Concentration of Credit Risk and Major Supplier

The Company maintains a certificate of deposit and other deposit accounts at financial institutions in amounts that exceed the Federal Deposit Insurance Corporation (FDIC) insurance limit.  The total of deposits that exceeded the FDIC insurance limit was $160,821 at May 30, 2009.  The Company believes that maintaining deposits in these financial institutions does not represent a significant credit risk and that the Company benefits from favorable banking relationships as a result of maintaining deposits with these institutions.

Approximately 84 percent of the Company’s purchased merchandise for the year ended May 30, 2009, was procured from the Company’s main supplier.

Note 8.	Related Party Transactions

As described in greater detail in Note 2 above, the Company finances a portion of its working capital requirements through borrowings consisting of two unsecured notes, payable to Michael and Diana Richardson, principal shareholders of the Company, and to their son, Matthew Richardson.  These notes bear interest at a rate per annum .25% below the base rate of interest charged on the Company’s borrowings from its lead bank and are payable on demand.  The note payable to Michael and Diana Richardson was paid off prior to May 30, 2009.

AMERICAN  CONSUMERS,  INC.

NOTES  TO  FINANCIAL  STATEMENTS

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

Note 10.	Fair Value Disclosures

Fair value measurements:

On June 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” (SFAS 157), which defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States, and enhances disclosures about fair value measurements.  SFAS 157 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.

SFAS 157 also establishes a three-tier fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, as follows:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active and other inputs that are observable or can be corroborated by observable market data.

Level 3 - Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company has no assets or liabilities whose fair values are measured using levels 1, 2 or 3 inputs.

AMERICAN  CONSUMERS,  INC.

NOTES  TO  FINANCIAL  STATEMENTS

Note 10.	Fair Value Disclosures (continued)

Fair value of financial instruments:

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

AMERICAN  CONSUMERS,  INC.

NOTES  TO  FINANCIAL  STATEMENTS

Note 11.               Quarterly Data (unaudited)

	Fiscal Years Ended
	May 30, 2009				May 31, 2008
	Thirteen Weeks Ended 5/30/2009	Thirteen Weeks Ended 2/28/2009	Thirteen Weeks Ended 11/29/2008	Thirteen Weeks Ended 8/30/2008	Thirteen Weeks Ended 5/31/2008	Thirteen Weeks Ended 3/1/2008	Thirteen Weeks Ended 12/1/2007	Thirteen Weeks Ended 9/1/2007

Net sales	$8,422,042	$8,513,107	$8,700,897	$8,785,280	$8,629,973	$8,634,569	$8,487,207	$8,740,882
Cost of goods sold	6,331,015	6,391,451	6,549,700	6,699,136	6,487,532	6,566,425	6,513,801	6,697,344

Gross profit	2,091,027	2,121,656	2,151,197	2,086,144	2,142,441	2,068,144	1,973,406	2,043,538

Operating, general and administrative expenses	2,075,591	2,123,307	2,132,687	2,109,130	2,107,930	2,059,469	1,987,573	2,017,106

Operating income (loss)	15,436	(1,651)	18,510	(22,986)	34,511	8,675	(14,167)	26,432

Other income	23,365	24,224	23,072	28,174	30,492	31,938	34,651	40,674
Interest expense	(12,977)	(15,239)	(11,467)	(7,847)	(8,071)	(17,326)	(16,790)	(18,278)

Income (loss) before income taxes	25,824	7,334	30,115	(2,659)	56,932	23,287	3,694	48,828
Income taxes	-	-	-	-	-	-	-	-

Net income (loss)	$25,824	$7,334	$30,115	$(2,659)	$56,932	$23,287	$3,694	$48,828

Earnings per common share:	$0.034	$0.009	$0.039	$(0.003)	$0.073	$0.030	$0.005	$0.062