Form 10-K/A, Exhibit 13
period 2009-05-30
AMERICAN CONSUMERS INC
filed 2009-08-28
CIK 4811

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

Other Commitments and Contingencies

We presently estimate that capital expenditures for required replacements of equipment in the ordinary course during fiscal 2010 will be $100,000 or less, which we expect to fund from operating cash flows.  If it becomes necessary to replace the Company’s maintenance vehicle in fiscal 2010, the estimated cost of replacement will be approximately $35,000.  Future vehicle replacements, to the extent not paid for in cash, are expected to be funded through either bank or manufacturer financing, whichever option will provide the Company with the most favorable terms. While management is attempting to postpone future store improvements (which would include, among other things, replacement of certain older refrigeration equipment with more modern, attractive and energy-efficient cases), such improvements may be necessary prior to the end of fiscal 2010.  We cannot reliably estimate the cost of any such improvements at the present time, but we will attempt to manage the costs and the timing of such improvements in a manner which both contains the Company’s overall costs and allows us to finance these costs on the most favorable terms that we are able to obtain.

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