Form 10-K, Exhibit 13
period 2010-05-29
AMERICAN CONSUMERS INC
filed 2010-08-26
CIK 4811

EXHIBIT 13
AMERICAN CONSUMERS, INC.

FIVE-YEAR SUMMARY OF OPERATIONS

(In thousands, except per share amounts)

	FISCAL YEAR ENDED
	MAY 29, 2010 (52Weeks)	MAY 30, 2009 (52Weeks)	MAY 31 2008 (52Weeks)	JUNE 2 2007 (52Weeks)	JUNE 3 2006 (53Weeks)

NET SALES	$32,938	$34,421	$34,492	$33,783	$33,280

COST AND EXPENSES:
Cost of goods sold	25,049	25,971	26,265	25,766	25,234
Operating, general and administrative expenses	8,396	8,441	8,172	8,001	8,262
Interest expense	62	47	60	61	60
Other income, net	(91)	(99)	(138)	(143)	(109)

Total	33,416	34,360	34,359	33,685	33,447

Income (loss) before income taxes	(478)	61	133	98	(167)

INCOME TAXES:
Federal	—	—	—	—	—
State	—	—	—	—	—

Total	—	—	—	—	—

NET INCOME (LOSS)	$(478)	$61	$133	$98	$(167)

PER SHARE AMOUNTS:
Net income (loss)	$(.63)	$.08	$.17	$.12	$(.21)

Cash dividends	$—	$—	$—	$—	$—

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	759	777	784	791	800

TOTAL ASSETS	$4,238	$4,331	$3,807	$3,724	$3,512

LONG-TERM DEBT	$330	$449	$184	$212	$223

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

The Company’s common stock is quoted on the Pink Sheets, and electronic quotation service for securities traded over-the-counter.  The approximate number of record holders of the Company’s common stock at May 29, 2010, was 739.  The following table gives the range of high and low closing bid quotations and dividends for each quarterly period for the two most recent fiscal years.

	Bid Prices		Asked Prices		Dividends
	High	Low	High	Low	Per Share
2010
First Quarter	$0.66	$0.65	$5.00	$1.05	None
Second Quarter	$0.69	$0.66	$7.00	$2.00	None
Third Quarter	$0.68	$0.66	$5.00	$2.00	None
Fourth Quarter	$0.69	$0.67	$2.00	$2.00	None

2009
First Quarter	$1.15	$1.15	$2.00	$1.60	None
Second Quarter	$1.15	$1.15	$1.60	$1.60	None
Third Quarter	$1.15	$0.65	$1.60	$1.05	None
Fourth Quarter	$0.80	$0.65	$1.05	$1.05	None

The information set forth in the above table is supplied through Pink Sheets LLC where available.

The terms of our debt agreements with our senior lender contain negative covenants which currently prevent us from paying any dividends on our stock without the lender’s written consent.  There is no established public trading market for the Company’s stock, and the information set forth above is based on a small number of isolated quotations and reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual trades.  The market-makers as of May 29, 2010, are:

Automated Trading Desk Fincl Svcs	(843) 789-2065
Carr Securities Corporation	(516) 944-8300
Domestic Securities, Inc.	(732) 661-0300
Knight Equity Markets, LP	(212) 336-8792
Monroe Securities, Inc.	(800) 766-5560
UBS Securities, LLC	(203) 719-8710

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

	FISCAL YEAR ENDED
	May 29, 2010	May 30, 2009
Sales	$32,937,845	$34,421,326
% Sales Increase (Decrease)	(4.31)%	(0.21)%
Gross Margin %	23.95%	24.55%
Operating, General and Administrative Expenses:
Amount	$8,396,033	$8,440,715
% of Sales	25.49%	24.52%
Net Income (Loss)	$(478,284)	$60,614

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

The Company experienced sales decreases in each of the past two fiscal years, with the current fiscal year decrease of 4.31% being more significant that the 0.21% decrease experienced for fiscal 2009.  This decrease, along with the 0.60% decrease in gross margin and the $96,390 flood loss led to the net loss of $478,284 for the year.  Even with the decrease in gross margin, our loss would have been significantly less – management estimates approximately $30,000 – had sales not decreased and the flood loss not occurred.  The challenges created by competition from larger grocery retailers continue to pressure the Company to seek higher gross margins and reductions in its operating, general and administrative expenses.  The same competition makes it extremely difficult to achieve those goals.

Factors contributing to the small sales decrease during fiscal 2009 and the more significant sales decrease in fiscal 2010 included retail price decreases throughout the fiscal year in certain lines such as dairy, as well as a continuation of the trend noted in recent periods of customers purchasing more private label and generic merchandise, which normally retails at lower prices than national brands, magnifying the impact on our selling prices of a sharply more competitive environment that is now widespread.  It is also difficult to compete with aggressive promotions such as fast food franchises offering entrée items for one dollar, as both these outlets and more full service restaurants cut prices this year to increase their share of consumers’ food purchases, in response to the trend observed in recent periods of customers preparing meals at home to reduce spending.  Management also believes that the economy itself is affecting retail grocery sales, as individuals are forced to reduce spending in an effort to provide other essentials to their families.

We also were unable to maintain the 24.55% gross margin realized for fiscal 2009, due to competition and retail pricing adjustments made in an effort to increase the Company’s market share.  However, management was pleased to be able to maintain the fiscal 2010 gross margin at a level above the 23.85% realized in fiscal 2008 and the 23.73% realized in fiscal 2007.

While the Company’s operating, general and administrative expenses, excluding the $96,390 flood loss, decreased by $141,072 (or 1.67%) for fiscal 2010 as compared to the prior year, we were unable to overcome the decrease in sales and gross margin as discussed above. Management is continually working to reduce these expenses. However, we are unable to control certain costs, such as payroll (due to increases in the Federal minimum wage), taxes and licenses expense (due to local governments increasing local taxes), and professional fees (due to continuing cost increases related to compliance with the Sarbanes-Oxley Act and related regulations applicable to public companies).  A more detailed analysis relating to operating, general and administrative expenses is presented below.

Management actively monitors both the gross margin and the company’s retail pricing structure in an attempt to maximize profitability.  Management began working on the Company’s gross margin during the quarter ended August 31, 2002, at which time the gross margin stood at 22.79% for the trailing fiscal year.  While occasional improvements in gross profit have been seen in recent periods, such as the 24.55% gross margin we achieved for fiscal 2009 as compared to the gross margins of 23.85% for fiscal 2008 and 23.73% for fiscal 2007, it is difficult to maintain a trend of consistent improvement in the gross margin, as evidenced by this year’s results, due to competitive conditions which often delay the Company’s ability to pass through price increases experienced at the wholesale level.  Accordingly, while management attempts to offset increases in its cost, such as fuel surcharges implemented by our suppliers from time to time when gasoline prices rise, further improvements in the gross margin may not be achievable at this time, and further deterioration in the Company’s gross margin is possible.  Management believes that competitive pressures on the Company, which have led to the losses experienced in three out of the last six fiscal years, will continue to increase over time as a result of the increased presence of larger competitors operating in the Company’s trade area.  These competitors have greater financial resources than those of the Company, and may be able to obtain preferential treatment from suppliers in the form of advertising allowances, lower prices and other concessions not available to the Company.  These factors allow our competitors to engage in aggressive pricing and promotional activities that the Company cannot match, putting us at a competitive disadvantage.

Our gross margins may not be directly comparable to those of our larger competitors, since some of those companies may include the costs of their internal distribution networks in cost of goods sold – thus impacting the gross margin – while others reflect such costs elsewhere (such as in operating, general and administrative expenses).  Unlike many of the larger grocery store chains with which we compete, the Company does not have an internal distribution network.  Inventory is delivered directly to our individual store locations by our wholesale supplier, which recovers its distribution costs through the markup that it charges to the Company.  Accordingly, our cost of goods sold as reflected in the Company’s financial statements is comprised principally of our direct wholesale cost for the acquisition of such inventory, net of applicable rebates and allowances as discussed under “Inventories” and “Vendor Allowances” in Note 1 of the financial statements appearing in the Company’s 2010 Annual Report to Shareholders.

Interest expense increased by $14,315 (or 30.12%) for fiscal 2010 as compared to fiscal 2009.  This increase was due largely to an increase of $157,926 (or 36.29%) in the average outstanding balance of the Company’s short-term borrowings during fiscal 2010 as compared to fiscal 2009.

Our weighted average interest rate remained at 6.00% for both fiscal 2009 and fiscal 2010.  Long term debt decreased by $119,055 during fiscal 2010, due to payments made during the year while no additional long-term debt was incurred.  Interest income decreased by $2,582 for fiscal 2010 and by $5,311 for fiscal 2009 as compared to the respective prior year periods, due in each case to the unfavorable annual re-pricing of our bank certificate of deposit.

Sales:

Sales decreased by $1,483,481 (or 4.31%) for the 52-week fiscal year ended May 29, 2010 as compared to the 52-week fiscal year ended May 30, 2009.  As discussed above, management believes that factors contributing to this decrease included ongoing price declines in certain products (particularly dairy) and a continuing trend of customers switching their purchases to lower-priced private label and generic goods, coupled with more aggressive competition from the restaurant and fast food industry – especially “dollar menus” at fast food establishments – which management believes has decreased customers’ dependence on the retail grocer to provide food for the family.  Further, as the economy worsened during the Company’s fiscal 2010 even the grocery industry was impacted by the overall trend of declining retail sales.  Management believes that, once the economy begins to recover, retail sales of at least staple goods, such as groceries should be affected in a positive manner.

Sales for the 52-week fiscal year ended May 30, 2009 decreased by 0.21% from the previous 52-week year ended May 31, 2008.  Management believes that factors contributing to this decrease included decreases in the retail prices of certain merchandise, such as dairy products, during fiscal 2009, coupled with changes in customers’ buying habits.  Our sales data indicated that more customers began purchasing non-national brand products at lower retail prices during fiscal 2009 in an effort to reduce their overall spending on grocery purchases.  Management also believes that fluctuating gasoline prices and other difficulties faced by consumers as a result of the ongoing environment of economic uncertainty during the year continued to influence certain customers to choose to eat at home rather than at restaurants, and to patronize grocery stores located closer to their homes.

Seven of the Company’s eight stores experienced decreases in sales, ranging from 1.45% to 12.30%, for fiscal 2010 as compared to fiscal 2009.  These decreases are believed to be the result of retail price declines and changes in product mix, as noted above, coupled with the aggressive moves made by the fast food industry in setting retail prices and the economic situation which has affected overall retail sales, even for the grocery industry.  One of these stores also was affected by a temporary closure associated with the flood loss in the second fiscal quarter, and another continues to be adversely impacted by another tenant having moved out of the shopping center where it is located during fiscal 2006 and being replaced by a tenant which does not generate as much traffic, and by generally unfavorable traffic pattern conditions at that location.  The other location had an increase in annual sales for fiscal 2010 of 0.12%.

The overall sales increases experienced over the four fiscal years ending May 31, 2009 make it more difficult for the Company to continue to show same-store sales increases in consecutive periods without making pricing adjustments that would have more adverse impacts on profitability.  Pricing adjustments made to stimulate sales contributed to some erosion of the gross margin during fiscal years 2007 and 2008, as well as during fiscal 2010, so maintaining profitable sales increases over time may not be achievable.  While we continually work to increase sales through active management of the Company’s advertising programs, product selection and overall mix of retail prices, these efforts are often hindered by the effects of ongoing price competition from larger competitors with greater financial resources than the Company.  Management also believes, however, that offering a broader selection of generic and private label merchandise than some of our competitors may have helped bolster sales in recent periods, prior to the decline experienced during fiscal 2010, as customers seek out more of these goods to economize on their grocery spending.  It is hoped that these trends in consumer preferences will continue and, together with the availability of our check cashing program for customers, will assist us in bolstering sales and thereby offsetting some of the Company’s own increased costs.

The following table sets forth information for the last two fiscal years as to the amount of total sales contributed by each class of products which contributed a significant percentage of the total retail sales and revenues of the Company during such periods:

Product Class	Fiscal 2010 (52 Weeks)	Fiscal 2009 (52 Weeks)
Grocery and Non-Food Items	$21,113,424	$22,219,238
Meat and Deli	9,199,863	9,503,268
Produce	2,624,558	2,698,820

Gross Margin:

As noted above, pricing adjustments made to stimulate sales during fiscal 2010 contributed to some erosion of the gross margin, which decreased from 24.55% for fiscal 2009 to 23.95% for fiscal 2010.  However, management was pleased to be able to maintain the fiscal 2010 gross margin at a level above the 23.85% realized in fiscal 2008 and the 23.73% realized in fiscal 2007.  It is extremely difficult to remain competitive without offering a wide variety of items from which consumers may choose; however, this also creates significant challenges to our ability to maintain a profitable gross margin while customers are seeking to lower their overall grocery bill.  Management will continue its efforts to keep the gross margin in line through strategic pricing adjustments, while competing with larger chains with more resources available to them to reduce the impact of lower gross margins.  If we are forced to reduce the gross margin in order to remain competitive, as occurred during fiscal 2010, then, in the absence of offsetting reductions in expenses, the Company’s net income will continue to be negatively impacted.

The Company’s gross margin for fiscal 2009 increased 0.70% over the previous year.  Management believes this increase was mainly the result of an increase in the sale of certain private label and generic merchandise, which produces a better gross margin than the sale of national brand items.  It also reflects the fact that management continued to devote extensive effort to managing the Company’s gross margin during the year through adjustments to our retail prices and product mix.  While competitive conditions often complicate these efforts, we strive to manage our pricing to pass on increases in our costs – such as increases in wholesale grocery prices (including suppliers’ fuel surcharges) that continued to pose challenges for the Company throughout fiscal 2009 – in as timely a manner as possible, to reduce the negative impact of delays in adjusting retail prices.  We also have attempted to avoid marketing techniques which tend to increase sales but have a negative impact on gross margin.

Operating, General and Administrative Expenses:

The Company’s ongoing operating, general and administrative expenses are comprised mainly of personnel salary and related payroll costs, utilities and telephone expenses, rent, insurance expense, advertising and promotion expense, general and office supplies expense, repairs and maintenance, depreciation expense, bank service charges and credit card fees, bad checks expense, professional fees, and other minor miscellaneous expenses.  In accordance with ASC Topic 605, advertising rebates received from suppliers are deducted from advertising expense within this category.

The following table details the changes in these components of operating, general and administrative expenses for fiscal years 2010 and 2009:
Expense Item	Fiscal 2010 Amount	% of Fiscal 2010 Total	Fiscal 2009 Amount	% of Fiscal 2009 Total
Payroll	$4,256,997	50.7	$4,215,786	50.0
Utilities and telephone expense	816,846	9.7	868,350	10.3
Rent	672,490	8.1	670,050	7.9
Insurance	597,040	7.1	602,800	7.1
Advertising and promotion	496,493	5.9	513,092	6.1
General and office supplies	358,045	4.3	403,790	4.8
Repairs and maintenance	302,147	3.6	318,481	3.8
Depreciation	127,563	1.5	131,332	1.6
Bank service charges and credit card fees	130,364	1.6	138,700	1.6
Bad checks	61,279	0.7	113,202	1.3
Professional fees	253,376	3.0	226,228	2.7
Flood loss	96,390	1.1	—	—
All other miscellaneous	227,003	2.7	238,904	2.8
TOTAL	$8,396,033	100.0	$8,440,715	100.0

Operating, general and administrative expenses decreased by $44,682 (or 0.53%) in fiscal 2010 as compared to fiscal 2009, reflecting management’s ongoing efforts to control costs.  Without the flood loss, the decrease would have been $141,072 (or 1.67%).  Increases totaling $167,189 in payroll ($41,211), rent ($2,440), professional fees ($27,148), and flood loss ($96,390) were offset by decreases totaling $211,871 in utilities and telephone ($51,504), insurance ($5,760), advertising and promotion ($16,599), general and office supplies ($45,745), repairs and maintenance ($16,334), depreciation ($3,769), bank service charges and credit card fees ($8,336), bad checks ($51,923), and all other miscellaneous expenses ($11,901).

The increase in payroll is attributable to the third (and final) in a series of Federally mandated increases in the minimum wage, partially offset by decreases in bonuses paid based on store-level and company-level net income achieved during the year.  Rent increased as a result of increased rent at one location when the lease agreement was renewed, partially offset by decreases in percentage rents related to sales levels.  Professional fees increased during fiscal 2010 due to ongoing increases in costs to comply with the Sarbanes-Oxley Act and subsequent regulatory developments and to increased utilization of services during the period.  Professional fees also included $31,164 of fees charged by a check collection agency employed by the Company in an effort to reduce bad checks expense (as compared to $20,178 for such services during fiscal 2009 and only $175 of such fees when the new agent started at the end of fiscal 2008), but such fees were more than offset by the related decrease in bad checks expense.  The flood loss, which occurred in September 2009, impacted expenses for the current fiscal year but is not expected to recur in the immediate future.  Utilities and telephone expense decreased by $51,504, as energy costs finally declined from the prior year, whereas higher energy costs had resulted in a significant increase in these expenses for fiscal 2009 versus fiscal 2008.  Group insurance remained fairly constant, decreasing by $5,760 from the prior year, as increased premiums under the Company’s health insurance package maintained for employees were more than offset by a reduction in the number of employees electing coverage coupled with a decrease in the premiums for the Company’s workmen’s compensation package and commercial liability coverage.  The reduction in advertising and promotion expense in the amount of $16,599 is the result of a decrease in the cost of a promotional program tied to the cost of milk, which also decreased during the fiscal year, as well as to management’s ongoing efforts to control these costs by reducing the amount of certain of these activities during the year.  The overall sales decrease for fiscal 2010 also influenced the reduction in promotion expense.  General and office supplies decreased by $45,745, due primarily to the reduction in sales and the corresponding reduction in the need for certain supplies tied to sales levels, such as grocery sacks.  Repairs and maintenance decreased by $16,334, as the Company experienced relatively fewer maintenance issues related to the upkeep of equipment and no costly breakdowns during the 2010 fiscal year as compared to fiscal 2009.  We are unable to reliably forecast future fluctuations in this expense, due to the aging of our equipment and the inability to predict major equipment failures.  Depreciation expense decreased by $3,769, due to the relatively small amount of additions to property and equipment during the year.  Bank service charges and credit card fees decreased by $8,336, as the migration to a new service provider handling credit and debit card transactions was finalized.  By June 1, 2009, all stores had been switched to the new provider, which has a fee structure that we expect to result in reductions in this expense in the immediate future.  While the grocery industry is fighting hard to keep these fees in line overall, we believe that such fees will continue to rise over the long term if consumers continue to increase their use of debit and credit cards to pay for groceries.  Bad checks expense decreased by $51,923 due to the Company’s switch to a new provider for bad check collection and control services, though this decrease was partially offset by a $10,986 increase in professional fees related to the new service provider, as discussed above.  Bad checks expense began to increase during the fourth quarter of 2010, however, and management expects this expense to be harder to control in 2011 due to the economy.  All other expenses decreased $11,901.

Operating, general and administrative expenses increased by $268,637 (or 3.29%) in fiscal 2009 as compared to 2008.  Increases totaling $387,166 in payroll ($195,378), utilities and telephone ($100,729), rent ($8,761), insurance ($40,643), general and office supplies ($4,036), depreciation ($3,867), and professional fees ($33,752), were partially offset by decreases totaling $118,529 in advertising and promotion ($1,926), repairs and maintenance ($45,804), bank service charges and credit card fees ($11,378), bad checks ($52,311), and all other expenses ($7,110).

The increase in payroll was attributable to the second in a series of Federally mandated increases in the minimum wage, partially offset by decreases in bonuses paid based on store-level and company-level net income achieved during the year.  Utilities and telephone expense, as well as general and office supplies and other miscellaneous expenses, continued to increase, with rising costs of energy and petroleum-based products (such as certain packaging materials used by the Company) being a significant contributing factor.  Rent increased as a result of the scheduled renewal of leases at certain of the Company’s stores.  Insurance expense increased primarily as a result of an increase in group insurance premiums as compared to the prior year.  Depreciation expense increased primarily due to the replacement of most of our cash registers and scanning equipment during fiscal 2009.  Professional fees increased during fiscal 2009 due to additional professional services related to management’s assessment of the Company’s internal control over financial reporting (and work to remediate identified control weaknesses) in compliance with Section 404 of the Sarbanes-Oxley Act of 2002, as well as ongoing professional services related to compliance with other requirements added in recent years pursuant to such Act.  Professional fees also include $20,178 of fees charged by a check collection agency employed by the Company during fiscal 2009 in an effort to reduce bad checks expense (as compared to only $175 of such fees when the new agent started at the end of fiscal 2008).  The reduction in advertising and promotion expense in the amount of $1,926 is the result of a decrease in the cost of a promotional program tied to the cost of milk, which also decreased during the fiscal year.  Repairs and maintenance decreased by $45,804, as the Company experienced relatively fewer maintenance issues related to the upkeep of equipment and no costly breakdowns during fiscal 2009 as compared to fiscal 2008.  We are unable to reliably forecast future fluctuations in this expense, due to the aging of our equipment and the inability to predict major equipment failures.  Bank service charges and credit card fees decreased by $11,378, as the migration to a new service for handling credit and debit card transactions continued.  By June 1, 2009, all stores had been switched to the new provider.  Bad checks expense decreased by $52,311 (partially offset by the increase in professional fees of $20,178), as the Company switched to a new provider for bad check collection and control services.  All other expenses decreased by $7,110.

Looking forward to fiscal 2011, management is concerned about the effect on our operations due to the economic situation, with such items as unemployment affecting our sales.  We also are concerned about possible future increases in energy costs, as well as the effect on our ability to control payroll costs, which amount to half of the Company’s operating, general and administrative expenses, of any future legislation mandating further increases in the Federal minimum wage.  We also expect to continue to incur significant professional fees related to the Company’s ongoing compliance with the Sarbanes-Oxley Act of 2002 and related regulations applicable to public companies during fiscal 2011.  Management is also concerned about the future cost of repairs and maintenance for our aging equipment, as major renovations have been put off in recent years in an effort to improve the Company’s cash flow.  This includes the potential replacement of at least a portion of our aging vehicle fleet, which will need to be considered in the near future.  Finally, we are also concerned about the possibility of increases in costs for other elements of the Company’s overhead that we might not be able to recover through pricing adjustments in the current environment of ongoing economic uncertainty.

Interest and Other Income:

Other income decreased from $88,390 to $82,790 for the fiscal year ended May 29, 2010 as compared to the fiscal year ended May 30, 2009.  This reduction of $5,600 is due primarily to reduced activity levels, which resulted in a $6,947 decline in revenues from providing check cashing services (due to the ongoing impact of tighter screening procedures implemented last year) and a decline of $801 in vendor’s compensation related to sales tax collections (due mainly to reduced sales tax collections based on lower sales).  These decreases were partially offset by activity-related increases of $858 in revenue from money orders, $347 in returned check fees, and $943 in revenue from Fed-Ex shipments and other miscellaneous customer services.

Other income decreased from $121,999 to $88,390 for the fiscal ended May 30, 2009 as compared to the fiscal year ended May 31, 2008.  This reduction of $33,609 was due to reduced activity, which resulted in a $22,109 decline in revenues from providing check cashing services, a $3,973 decline in revenue from money orders, and an $8,915 decline in revenue from Fed-Ex shipments and other miscellaneous customer services, partially offset by a $1,375 increase in returned check fees and an insignificant increase ($13) in vendor’s compensation related to sales tax collections.  The reduction in check cashing services was due to a decrease in the number of applicable transactions, partially attributable to the Company’s improved check screening procedures.  The reduction in money orders is due to decreased customer demand during fiscal 2009.  The decrease in other revenue is due to activity-driven decreases in revenue received from handling Federal Express shipments, gum ball machines and coupon handling commissions, classified as “Revenue related to Fed Ex shipments/other” in the table below.

The components of other income for the fiscal years ended May 29, 2010 and May 30, 2009 were as follows:

Description	2010 Amount	2009 Amount
Check cashing fees	$55,088	$62,035
Funds received for handling money orders	4,755	3,897
Vendor’s compensation from the States of Alabama and Georgia for collecting and remitting sales taxes on a timely basis	14,123	14,924
Returned check fees	6,140	5,793
Revenue related to Fed-Ex shipments/other	2,684	1,741
TOTAL	$82,790	$88,390

Interest income decreased by $2,582 (from $10,445 to $ 7,863) for fiscal 2010 as compared to fiscal 2009, and by $5,311 (from $15,756 to $10,445) for fiscal 2009 as compared to fiscal 2008.  These decreases primarily reflected decreases in prevailing interest rates at each annual re-pricing of the Company’s bank certificate of deposit.

Income Taxes:

The Company accounts for income taxes in accordance with ASC Topic 740, “Income Taxes,” which requires that deferred income taxes be determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of the enacted tax laws.  Valuation allowances are used to reduce deferred tax assets to the amount considered likely to be realized.

No amounts have been provided for current and deferred federal and state tax expense in the statements of income for any of the two fiscal years ended May 29, 2010, as a result of remaining net operating loss carry forwards and the related valuation of the Company’s net deferred tax assets.

At May 29, 2010, the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $906,000 and $1,042,000, respectively.  The Company has established a full valuation allowance, which effectively reduces the carrying value of its net deferred taxes to zero at May 29, 2010 and May 30, 2009.  Unless the Company realizes sufficient taxable income in future periods to demonstrate that the likelihood of realization of the net deferred tax assets is reasonably assured under the accounting guidelines of ASC Topic 740 “Income Taxes”, this valuation allowance will be continued in future periods.  If not utilized, the carryforwards will expire at various dates from 2024 through 2030.

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

FINANCIAL CONDITION

Liquidity and Capital Resources:

Effective May 3, 2007, we entered into a new $980,000 credit facility with Gateway Bank & Trust (“Gateway”), which replaced our former credit facilities with Northwest Georgia Bank and included an $800,000 revolving line of credit and a $180,000 term loan (used to retire outstanding term debt with the former lender, to pay closing costs and for general corporate purposes).  During fiscal 2008, we instituted daily cash sweeps and other improved cash management procedures in cooperation with Gateway, which has helped to more efficiently manage the outstanding balance under the revolving line of credit.  The outstanding balance due under the revolving line was $596,150 (leaving $203,850 available for additional borrowings) as of May 30, 2009 and $800,000 (leaving $0 available for additional borrowings) as of May 29, 2010, due in part to a temporary interruption in the operation of the cash management system connected with the annual renewal of the line.  Subsequent to year end, the line balance has continued to fluctuate in the same manner as in prior periods, in conjunction with the cash management system activity.  The line of credit has a term of 12 months, subject to annual renewals, and was renewed by the Company, effective as of May 20, 2010, on substantially the same terms for an additional year.  The Company is required to make monthly interest only payments on the outstanding balance under the line of credit.  In the absence of an annual renewal, the Company is required to repay outstanding principal and accrued interest at the end of each successive one year term, with interest at an annual rate equal to the Wall Street Journal prime rate (subject to a minimum annual interest rate of 6.00%).  The Gateway line of credit contains a borrowing base provision which limits the maximum outstanding indebtedness to forty percent (40%) of the value of the Company’s inventory, as measured on a quarterly basis.

Changes in the Company’s liquidity and capital resources during the periods presented resulted primarily from the following:

Cash Flows from Operating Activities

During the fiscal year ended May 29, 2010, the Company used $167,702 in cash flow from operating activities.  Sources of cash flow during the year included $127,563 in non-cash charges related to depreciation, a $319,575 increase in book overdraft (resulting from the timing impacts of draws and repayments under our revolving line of credit in conjunction with the related cash management program with the bank that provides the line of credit), a $5,509 decrease in accounts receivable (due to a decrease in advertising and volume-based rebates due from vendors at year end, partially related to the decrease in sales), and a small loss ($134) on the disposal of equipment.  Uses of cash flow included our net loss of $478,284, a $123,876 increase in inventories, a $16,920 increase in prepaid expenses, and a $1,403 decrease in accounts payable and accrued liabilities.  The increase in inventory was due to excess inventory remaining on hand at year end from a sale held in late May 2010 which did not result in the sales expected, although management has been working to reduce the inventory.  The increase in prepaid expenses is due to timing differences involving payments for commercial insurance premiums and maintenance contracts.  While the net decrease in accounts payable and accrued liabilities was only $1,403, there was a significant decrease in bonuses payable to officers and supervisors – to $8,833 at May 29, 2010 as compared to $30,894 at May 30, 2009 – due to no officer bonuses being accrued at year end May 29, 2010 as a result of the Company’s net loss for the year.  Some other significant components of the overall change in accounts payable and accrued liabilities included (i) a $7,316 increase in accrued payroll and property taxes due to increased rates, especially unemployment taxes, (ii) a $1,680 decrease in accrued rent, due mainly to decreased percentage rents based on sales levels, and (iii) a $8,641 increase in other payables, of which $8,400 was due to a timing difference in collection of sponsorship fees for an annual fishing tournament for Company employees that was not held until after fiscal year end.  Other items in this category remained fairly consistent.

During the fiscal year ended May 30, 2009, the Company generated $223,106 in cash flow from operating activities.  Significant sources of cash flow during the year included our net income of $60,614, as well as a $36,981 decrease in prepaid expenses and a $155,699 increase in book overdraft, plus the impact of non-cash charges related to depreciation ($131,332) and a small loss on the sale of property and equipment ($2,044).  The decrease in prepaid expenses was due to timing differences in payments for commercial insurance premiums, a reduction attributable to deposits paid to the manufacturer prior to the end of fiscal 2008 for upgraded cash registers and scanning equipment that were delivered during the first month of fiscal 2009, and reductions in prepaid maintenance expense due to lower annual maintenance charges under the contracts covering the new registers.  The $155,699 increase in book overdraft reflects a temporary timing difference as of the balance sheet date between the amount of checks cleared and the balance in the Company’s primary account, attributable to the cash sweep/cash management program put in place with our primary bank during fiscal 2008.  The most significant offsetting use of operating cash flows during fiscal 2009 was a $117,013 decrease in accounts payable and accrued liabilities, due primarily to decreases in trade payables and in the amount of sales tax owed at the end of fiscal 2009 (because May 2009 was only a four week month while May 2008 was a five week month and therefore had larger sales resulting in a larger sales tax liability).  Other uses of operating cash flows included a $42,239 increase in inventories (due to overall price increases, as well as additional purchases to take advantage of incentives in the form of rebates that resulted in an $8,200 increase in vendor allowances for fiscal 2009 versus the prior year), and a $4,312 increase in accounts receivable (due primarily to an increase in the amount of rebates owed to the Company at May 30, 2009, partially offset by a reduction in the amount owed the Company for coupons).

Cash Flows from Investing Activities

Net cash used in investing activities during the fiscal year ended May 29, 2010 totaled $45,996, reflecting a $9,177 net increase in the balance of our bank certificate of deposit and the use of $36,819 to purchase property and equipment.  These expenditures included office improvements at one store and work on the roof at one location, as well as the purchase of four computers and one printer, two cash counting machines, a freezer door, three phone systems, an entry mat and updates to price guns at three of the Company’s stores.

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

Please refer to “Material Commitments and Contingencies” below for a discussion of anticipated capital spending during fiscal 2011 and beyond.

Cash Flows from Financing Activities

Net cash provided by financing activities for the fiscal year ended May 29, 2010 amounted to $66,725.  Sources of cash flows from financing activities included a net increase of $203,881 in short-term borrowings, due to increased working capital requirements.  This increase in short-term debt was partially offset by $119,055 of principal payments on outstanding long-term debt and $18,101 used for repurchases of the Company’s common stock in response to unsolicited requests received during the year.

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

Overall, the Company’s cash and cash equivalents decreased by $146,973 while its certificate of deposit increased by $9,177 for fiscal 2010.  In comparison, the Company’s cash and cash equivalents increased by $229,976 while its certificate of deposit decreased $4,509 for fiscal 2009.

The ratio of current assets to current liabilities was 1.36 to 1 at the end of the latest fiscal year, May 29, 2010 compared to 1.68 to 1 at the end of the fiscal year ended May 30, 2009.  Cash, cash equivalents and the certificate of deposit constituted 30.70% of the total current assets at May 29, 2010 as compared to 34.39% at May 30, 2009.  As previously reported, the Company has increased its reliance on bank financing and working capital management, and limitations on additional capital spending, to maintain adequate liquidity to fund operations in connection with the operating losses experienced in five out of the last ten years.  The foregoing ratios, however, reflect the fact that our liquidity situation has worsened after improving over the past three fiscal years as a result of the net income of $60,614, $132,741 and $97,502 reported for fiscal years 2009, 2008 and 2007, respectively.  Our liquidity situation has benefited, however, from a net reduction of over $7,000 in the Company’s monthly debt service requirements over the past five fiscal years, achieved through a combination of the retirement of long term debt and our success in limiting the additional debt incurred to finance our equipment replacements during fiscal 2009 to less than the amount originally anticipated.  While new equipment financing during the first quarter of fiscal 2011 has added a three-year term loan with a monthly payment of $1,381, our current monthly payments on long-term debt still total nearly $5,900 less than the equivalent figure at the end of the Company’s fiscal year 2006.  As employment and inventory costs increase, along with any future increases in our debt service requirements to cover additional financing for equipment replacements or other matters, management will continue to attempt to compensate for the increases through operational efficiencies (including both efficient working capital management and seeking to reduce other expenses where possible), and through seeking to continue the favorable cash management arrangements with our primary lender.

Historically, we have financed our working capital requirements principally through cash flow from operations.  Short-term borrowings to finance inventory purchases are provided by the Company’s $800,000 line of credit from its bank, which has a 12 month term that renews in proximity to the Company’s fiscal year end each May and limits the maximum outstanding indebtedness to forty percent (40%) of the value of the Company’s inventory measured quarterly, and through borrowings from related parties, as discussed below.  The bank line of credit is secured by our certificate of deposit, as well as by a security interest in substantially all of our accounts receivable, inventory, machines and equipment, furniture and fixtures and by the personal guarantee of Paul R. Cook, the Company’s Chairman of the Board, Chief Executive Officer and Chief Financial Officer.  While we believe that these sources will continue to provide us with adequate liquidity to supply the Company’s working capital needs, if we experience future operating losses at levels which are not substantially offset by depreciation and other non-cash charges, our operating cash flows could be adversely affected.  If this happens, we could be required to seek additional financing through bank loans, or other sources, in order to meet our working capital needs.  If we were required to seek such additional financing and were not able to obtain it, or were unable to do so on commercially reasonable terms, we could be required to reduce the Company’s current level of operations in order to lower our working capital requirements to a level that our present financing arrangements would support.

Short-term borrowings as of the end of the past two fiscal years are presented below:

		May 29, 2010	May 30, 2009

Matthew Richardson		$541		$510
Line of Credit		800,000		596,150
Total	$	$ 800,541	$	$ 596,660

During fiscal 2010, we increased the Company’s borrowings from related parties by $31, consisting of interest added to the loan.  The $541 balance at year end was also the largest principal balance outstanding on such note at any time during the Company’s fiscal year 2010.  As shown above, we increased borrowings on our primary line of credit by a net amount of $203,850 during fiscal 2010.  This increase was largely due to the increase in inventory and the increased need for working capital due to the loss incurred this year.  We paid a total of $36,957 and $25,714 in interest on the Company’s outstanding borrowings under its bank line of credit during fiscal years 2010 and 2009, respectively.

The Company’s line of credit with Gateway Bank & Trust bears interest at the prime rate as published in The Wall Street Journal, subject to a 6.0% floor.  The note to Matthew Richardson is unsecured, payable on demand and bears interest at .25% below the base rate charged by Gateway Bank & Trust on the line of credit.  Diana Richardson is the Company’s principal shareholder and is the mother of Matthew Richardson and of Todd Richardson, the Company’s Executive Vice President and Chief Operating Officer.  Beginning in January of 2010, Diana began receiving a monthly payment in the amount of $700 for her work as an advertising consultant to the Company.

Long-Term Debt:

At May 29, 2010, long-term debt consisted of (A) a note payable to Gateway Bank & Trust of $73,882 used to pay off Northwest Georgia Bank on a note which financed, in December 2003, the addition of the Company’s eighth grocery store; (B) six notes with an aggregate balance of $256,122 as of May 29, 2010, executed during fiscal 2009 with Gateway Bank & Trust to finance the replacement of cash registers and related equipment at six of the Company’s retail outlets.

The components of the Company’s long term debt as of the end of each of the fiscal years ended May 29, 2010 and May 30, 2009 are set forth in detail in Note 3 to the accompanying financial statements.

The following is a schedule by years of the amount of maturities of all long-term debt subsequent to May 29, 2010:

Year	Amount
2011	$107,537
2012	103,746
2013	75,120
2014	43,601
2015	—

Material Commitments and Contingencies

Sarbanes-Oxley Act Implementation Costs

The Sarbanes-Oxley Act of 2002 included provisions addressing audits, financial reporting and disclosure, conflicts of interest and corporate governance at public companies.  As discussed above, the Company has incurred increased professional fees during fiscal years 2005 through 2010 related to compliance with these provisions.

Section 404 of this Act deals with management’s report on internal control over financial reporting and an annual attestation report on the effectiveness of such internal control by the Company’s independent accountants.  Pursuant to these requirements, we began providing an annual report by management assessing the effectiveness of our internal control over financial reporting with our annual report for fiscal 2008.  During fiscal year 2008, the Company incurred additional professional fees in the amount of $40,968 directly related to preparations for management’s initial assessment of internal control over financial reporting pursuant to these rules, in addition to having to devote significant internal management effort and resources to these activities.  We incurred additional professional fees in the amount of $12,200 during fiscal year 2009 and $3,500 during fiscal 2010 related to (i) the completion of management’s initial annual assessment as of fiscal 2008 year end, (ii) the execution and testing of management’s remediation plan for the material weaknesses in internal controls that were detected in management’s initial assessment and (iii) the completion of management’s annual assessment as of the end of fiscal year 2009.  Management’s annual assessment of internal controls as of the end of fiscal year 2010 was completed without incurring additional professional fees.  While Congress has recently repealed the annual auditor attestation requirement concerning internal controls for smaller entities such as the Company, we still expect some degree of ongoing compliance costs to complete management’s annual required assessments of internal control over financial reporting, in addition to the value of internal management time and resources devoted to these efforts.

Other Commitments and Contingencies

We presently estimate that capital expenditures for required replacements of equipment in the ordinary course during the remainder of fiscal 2011 will be $100,000 or less, which we expect to fund from operating cash flows.  Such expenditures would be in addition to $58,161 already expended during the first quarter of fiscal 2011 for new hand-held price scanning guns that the Company had to purchase to replace older, refurbished equipment, in order to maintain the necessary compliance with the Payment Card Industry Data Security Standard (“PCI compliance”) for the processing of debit and credit card transactions.  As reported in the Company’s Form 8-K Report dated July 20, 2010, the purchase price for this equipment was funded in part through a new $45,000, three-year term loan from Gateway Bank & Trust, with the remainder being funded out of working capital.  If it becomes necessary to replace the Company’s maintenance vehicle in fiscal 2011, the estimated cost of replacement will be approximately $35,000.  Future vehicle replacements, to the extent not paid for in cash, are expected to be funded through either bank or manufacturer financing, whichever option will provide the Company with the most favorable terms. While management is attempting to postpone future store improvements (which would include, among other things, replacement of certain older refrigeration equipment with more modern, attractive and energy-efficient cases), such improvements may be necessary prior to the end of fiscal 2011.  We cannot reliably estimate the cost of any such improvements at the present time, but we will attempt to manage the costs and the timing of such improvements in a manner which both contains the Company’s overall costs and allows us to finance these costs on the most favorable terms that we are able to obtain.

The Company has adopted a 401(k) plan that is administered by Capital Bank and Trust Company.  Participation in the plan is available to all full-time employees.  The Company’s annual contributions to the plan are discretionary.  The Company’s contribution to the plan was $7,500 in each of fiscal years 2010 and 2009.

Critical Accounting Policies:

Critical accounting policies are those policies that management believes are important to the portrayal of the Company’s financial condition and results of operations and require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.  Management believes it has chosen accounting policies that are appropriate to report accurately and fairly our operating results and financial position, and we apply those accounting policies in a consistent manner.  Our significant accounting policies are summarized in Note 1 to the Financial Statements included in this Annual Report for the fiscal year ended May 29, 2010.

We believe that the following accounting policies are the most critical in the preparation of our financial statements because they involve the most difficult, subjective or complex judgments about the effect of matters that are inherently uncertain.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosures of contingent assets and liabilities.  Management determines its estimates based on historical experience and other factors believed to be reasonable under the circumstances.  Actual results could differ from those estimates.

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

Vendor Allowances

The Company receives funds for a variety of merchandising activities from vendors whose products the Company buys for resale in its stores.  These incentives and allowances include volume or purchase based incentives, advertising allowances, and promotional discounts.  The purpose of these incentives and allowances is generally to aid in the reduction of the costs incurred by the Company for stocking, advertising, promotions and selling the vendor’s products.  These allowances generally relate to short-term arrangements with vendors, often relating to a period of one month or less, and are typically negotiated on a purchase-by-purchase basis.  Due to system constraints and the nature of certain allowances, these allowances are applied as a reduction of inventory costs using a rational and systematic methodology, which results in the recognition of these incentives when the inventory related to the initial purchase is sold.  Management recognized approximately $395,100 and $416,900 of vendor allowances as a reduction in inventory costs for the fiscal years ended May 29, 2010 and May 30, 2009, respectively.  Amounts that represent a reimbursement of specific identifiable incremental costs, such as advertising, are recorded as a reduction to the related expense in the period that the related expense is incurred.  Management recognized approximately $58,000 and $66,500 in advertising allowances recorded as a reduction of advertising expense for the fiscal years ended May 29, 2010 and May 30, 2009, respectively.

Asset Impairments

Management accounts for any impairment of its long-lived assets in accordance with ASC Topic 360, “Property, Plant and Equipment.”  Management monitors the carrying value of its long-lived assets for potential impairment each quarter based on whether any indicators of impairment have occurred.  As of May 29, 2010 and May 30, 2009, no long-lived assets have been identified by management as impaired.

Off-Balance sheet Arrangements:

The Company has no significant off-balance sheet arrangements as of May 29, 2010.

Related Party Transactions:

Except as discussed under “Liquidity and Capital Resources” with regard to short-term borrowings from related parties and the monthly advertising consulting fee paid to Diana Richardson, there were no material related party transactions during the fiscal year ended May 29, 2010.

Forward-Looking Statements

Information provided by the Company, including written and oral statements made by its representatives, may contain “forward looking information” as defined in Section 21E of the Securities Exchange Act of 1934, as amended.  All statements that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as expansion and growth of the Company’s business, the effects of future competition, future capital expenditures and the Company’s business strategy, are forward-looking statements.  In reviewing such information it should be kept in mind that actual results may differ materially from those projected or suggested in such forward-looking statements.  This forward looking information is based on various factors and was derived utilizing numerous assumptions.  Many of these factors previously have been identified in filings or statements made on behalf of the Company, including filings with the Securities and Exchange Commission on Forms 10-Q, 10-K and 8-K.  Important assumptions and other important facts that could cause results to differ materially from those set forth in the forward-looking statements include the following (in addition to those matters discussed in the Risk Factors included in Part I, Item 1A of our Annual Report on

Form 10-K for the fiscal year ended May 29, 2010):  changes in the general economy or in the economy of Company’s primary markets, the effects of ongoing price competition from competitors (some of which have greater financial resources than those of the Company), changes in consumer spending, the nature and extent of continued consolidation in the grocery store industry, changes in the rate of inflation, changes in state or federal legislation or regulation, adverse determinations with respect to any litigation or other claims, inability to develop new stores or complete remodels as rapidly as planned, stability of product costs, supply or quality control problems with the Company’s vendors, and other issues and uncertainties detailed from time-to-time in the Company’s filings with the Securities and Exchange Commission.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
American Consumers, Inc.
Rossville, Georgia

We have audited the accompanying balance sheets of American Consumers, Inc. as of May 29, 2010 and May 30, 2009, and the related statements of operations, changes in stockholders’ equity, and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Consumers, Inc. as of May 29, 2010 and May 30, 2009, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management's assessment of the effectiveness of American Consumers, Inc.’s internal control over financial reporting as of May 29, 2010, included in Management's Report on Internal Control Over Financial Reporting found in Item 9A(T) of Form 10-K for fiscal year ended May 29, 2010, and, accordingly, we do not express an opinion thereon.

/s/ Hazlett, Lewis & Bieter, PLLC

Chattanooga, Tennessee
August 20, 2010

AMERICAN  CONSUMERS,  INC.

STATEMENTS  OF  OPERATIONS

For the Fiscal Years Ended May 29, 2010 and May 30, 2009

	2010	2009
NET SALES	$ 32,937,845	$ 34,421,326

COST OF GOODS SOLD	25,048,904	25,971,302

Gross profit	7,888,941	8,450,024

OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES	8,396,033	8,440,715

Operating income (loss)	(507,092)	9,309

OTHER INCOME (EXPENSE)
Interest income	7,863	10,445
Interest expense	(61,845)	(47,530)
Other income	82,790	88,390

	28,808	51,305

Income (loss) before income taxes	(478,284)	60,614

FEDERAL AND STATE INCOME TAXES	-	-

NET INCOME (LOSS)	$ (478,284)	$ 60,614

INCOME (LOSS) PER SHARE	$ (.63)	$ .08

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	759,017	777,469

The Notes to Financial Statements are an integral part of these statements.

AMERICAN  CONSUMERS,  INC.

BALANCE  SHEETS

May 29, 2010 and May 30, 2009

	2010	2009

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$ 824,443	$ 971,416
Certificate of deposit	316,552	307,375
Accounts receivable	117,137	122,646
Inventories	2,407,785	2,283,909
Prepaid expenses	50,433	33,513

Total current assets	3,716,350	3,718,859

PROPERTY AND EQUIPMENT – at cost
Leasehold improvements	314,556	303,766
Furniture, fixtures and equipment	3,067,580	3,112,606

	3,382,136	3,416,372
Less accumulated depreciation	(2,860,964)	(2,804,322)

	521,172	612,050

	$ 4,237,522	$ 4,330,909

The Notes to Financial Statements are an integral part of these statements.

	2010	2009

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable Book overdraft	$ 776,479 714,206	$ 766,878 394,631
Short-term borrowings	800,541	596,660
Current maturities of long-term debt	107,537	117,774
Accrued sales tax	86,088	94,446
Other	245,199	247,845

Total current liabilities	2,730,050	2,218,234

LONG-TERM DEBT	222,467	331,285

STOCKHOLDERS’ EQUITY
Nonvoting preferred stock – authorized 5,000,000 shares of no par value; no shares issued	-	-
Nonvoting common stock – $.10 par value; authorized 5,000,000 shares; no shares issued	-	-
Common stock – $.10 par value; authorized 5,000,000 shares; shares issued of 749,475 in 2010 and 767,576 in 2009	74,948	76,758
Additional paid-in capital	625,003	640,098
Retained earnings	585,054	1,064,534

	1,285,005	1,781,390

	$ 4,237,522	$ 4,330,909

AMERICAN  CONSUMERS,  INC.

STATEMENTS  OF  CHANGES  IN  STOCKHOLDERS’  EQUITY

For the Fiscal Years Ended May 29, 2010 and May 30, 2009

	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Total

Balance, May 31, 2008	781,779	$78,178	$651,942	$1,004,859	$1,734,979

Net income for year	-	-	-	60,614	60,614

Redemption of common stock	(14,203)	(1,420)	(11,844)	(939)	(14,203)

Balance, May 30, 2009	767,576	76,758	640,098	1,064,534	1,781,390

Net loss for year	-	-	-	(478,284)	(478,284)

Redemption of common stock	(18,101)	(1,810)	(15,095)	(1,196)	(18,101)

Balance, May 29, 2010	749,475	$74,948	$625,003	$ 585,054	$1,285,005

The Notes to Financial Statements are an integral part of these statements.

AMERICAN  CONSUMERS,  INC.

STATEMENTS  OF  CASH  FLOWS

For the Fiscal Years Ended May 29, 2010 and May 30, 2009

	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(478,284)	$ 60,614
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization	127,563	131,332
Loss on sale of property and equipment	134	2,044
Change in operating assets and liabilities:
Accounts receivable	5,509	(4,312)
Inventories	(123,876)	(42,239)
Prepaid expenses	(16,920)	36,981
Accounts payable and accrued liabilities	(1,403)	(117,013)
Book overdraft	319,575	155,699

Net cash provided by (used in) operating activities	(167,702)	223,106

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of certificate of deposit	(316,552)	(307,375)
Proceeds from maturity of certificate of deposit	307,375	311,884
Purchase of property and equipment	(36,819)	(422,248)
Proceeds from disposal of property and equipment	—	100

Net cash used in investing activities	(45,996)	(417,639)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in short-term borrowings	203,881	173,840
Proceeds from long-term debt	—	344,410
Principal payments on long-term debt	(119,055)	(79,538)
Redemption of common stock	(18,101)	(14,203)

Net cash provided by financing activities	66,725	424,509

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(146,973)	229,976
CASH AND CASH EQUIVALENTS, beginning of year	971,416	741,440

CASH AND CASH EQUIVALENTS, end of year	$ 824,443	$ 971,416

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
Income taxes	$ —	$ —
Interest	62,255	45,585

The Notes to Financial Statements are an integral part of these statements.

AMERICAN  CONSUMERS,  INC.

NOTES  TO  FINANCIAL  STATEMENTS

Note 1.	Nature of Business and Summary of Significant Accounting Policies

Nature of business:

The Company is engaged in a single line of business, the operation of a chain of retail grocery stores.  The stores are located in Georgia, Tennessee, and Alabama and operate under the name of Shop-Rite Supermarket.

Fiscal year:

The Company’s fiscal year ends on the Saturday nearest May 31.  The last two fiscal years consist of the 52-week periods ended May 29, 2010 and May 30, 2009.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

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

Property and equipment:

Expenditures for property and equipment are charged to asset accounts at cost.  Depreciation is provided on the straight-line and declining-balance methods at rates based upon the estimated useful lives of the various classes of depreciable property.  Repairs and maintenance are expensed as incurred.  Depreciation expense included in the statements of income was $127,563 and $131,332 in 2010 and 2009, respectively.

Revenue recognition:

The financial statements of the Company are prepared under the accrual method of accounting.  The Company recognizes income on the sale of all grocery and non-food merchandise at the point-of-sale.  Discounts provided by vendors, usually in the form of paper coupons, are not recognized as a reduction in sales.  Sales taxes are not recorded as a component of sales.

Advertising costs:

Advertising costs are charged to operations when incurred.  Advertising costs charged to operations were $496,493 and $513,092 in 2010 and 2009, respectively.

AMERICAN  CONSUMERS,  INC.

NOTES  TO  FINANCIAL  STATEMENTS

Note 1.	Nature of Business and Summary of Significant Accounting Policies (continued)

Deferred income taxes:

The Company accounts for income taxes in accordance with the income tax guidance in Accounting Standards Codification (ASC) Topic 740, which requires that deferred income taxes be determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of the enacted tax laws.  Valuation allowances are used to reduce deferred tax assets to the amount considered likely to be realized.

Recent accounting pronouncements:

Effective for the Company on August 30, 2009, the Financial Accounting Standards Board (FASB) Accounting Standards Codification became the officially recognized source of authoritative U.S. generally accepted accounting principles (GAAP or U.S. GAAP) applicable to all public and non-public, non-governmental entities, superseding existing FASB, AICPA, EITF and related literature.  Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants.  All other accounting literature is considered non-authoritative.  The switch to the ASC affects the way companies refer to U.S. GAAP in financial statements and accounting policies.  The Codification is not intended to change U.S. GAAP, but rather is expected to simplify accounting research by reorganizing current GAAP into approximately 90 accounting topics.

ASC Topic 820, “Fair Value Measurements and Disclosures”, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  New authoritative accounting guidance under ASC Topic 820 affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction, and clarifies and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active. ASC Topic 820 requires an entity to base its conclusion about whether a transaction was not orderly on the weight of the evidence. The new accounting guidance amended prior guidance to expand certain disclosure requirements.  The adoption of this new guidance did not have a significant impact on the Company’s financial statements.

AMERICAN  CONSUMERS,  INC.

NOTES  TO  FINANCIAL  STATEMENTS

Note 1.	Nature of Business and Summary of Significant Accounting Policies (continued)

Recent accounting pronouncements: (continued)

Further new authoritative accounting guidance, Accounting Standards Update No. 2009-5, provides guidance for measuring the fair value of a liability in circumstances in which a quoted price in an active market for the identical liability is not available. In such instances, a reporting entity is required to measure fair value utilizing a valuation technique that uses (i) the quoted price of the identical liability when traded as an asset, (ii) quoted prices for similar liabilities or similar liabilities when traded as assets, or (iii) another valuation technique that is consistent with the existing principles of ASC Topic 820, such as an income approach or market approach. The new authoritative accounting guidance also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The forgoing new authoritative accounting guidance under ASC Topic 820 became effective for the quarter ended November 28, 2009, and did not have a significant impact on the Company’s financial statements.

ASC Topic 855, “Subsequent Events”, establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. The Company adopted the provisions of ASC Topic 855 during the quarter ended August 29, 2009.  The adoption of ASC Topic 855 did not have a significant impact on our financial statements.

The Company has determined that all other recently issued accounting pronouncements will not have a material impact on its financial statements or do not apply to its operations.
Subsequent events:
The Company has evaluated subsequent events for potential recognition and/or disclosures in the financial statements and accompanying notes included in this Annual Report on Form 10-K.

Note 2.	Short-Term Borrowings

The Company has a line-of-credit agreement with a bank totaling $800,000 at May 29, 2010 and May 30, 2009.  The interest rate on amounts outstanding under the line-of-credit agreement is based on prime subject to a 6.00% floor.  This agreement is scheduled to mature on May 20, 2011.

AMERICAN  CONSUMERS,  INC.

NOTES  TO  FINANCIAL  STATEMENTS

Note 2.	Short-Term Borrowings (continued)

The line-of-credit is secured by the Company’s certificate of deposit, as well as by a security interest in substantially all of its accounts receivable, inventory, machines and equipment, furniture and fixtures and by personal guarantee of Paul R. Cook, the Company’s Chairman of the Board, Chief Executive Officer and Chief Financial Officer.

At May 29, 2010 and May 30, 2009, the Company has short-term borrowings consisting of an unsecured note payable to Matthew Richardson, son of principal shareholder Diana Richardson.  The note provides for interest at .25% below the bank's base rate and is payable on demand.

A summary of short-term borrowings for the fiscal years ended May 29, 2010 and May 30, 2009, is as follows:

	2010	2009

Line-of-credit agreements	$800,000	$596,150
Loan payable to related party	541	510
Total outstanding	$800,541	$596,660
Weighted average interest rate at year end	6.00%	6.00%
Weighted average interest rate during year	6.00%	6.00%
Maximum amount outstanding during year	$800,541	$811,779
Average amount outstanding during year	$593,100	$435,200

AMERICAN  CONSUMERS,  INC.

NOTES  TO  FINANCIAL  STATEMENTS

Note 3.	Long-Term Debt

Long-term debt consists of the following notes payable at May 29, 2010 and May 30, 2009:

	2010	2009

Note payable to Gateway Bank & Trust; principal and interest due in monthly installments of $3,684, through April 2012; interest at prime rate with 6.00% floor; collateralized by equipment, inventory, and personal guarantee of the Company’s CEO/CFO	$ 73,882	$112,316

Six notes payable to Gateway Bank & Trust; principal and interest due in monthly installments aggregating $6,685; interest at prime rate plus 0.5% with 6.00% floor, and maturities ranging from August 2013 through March 2014; collateralized by equipment, inventory and personal guarantee of the Company’s CEO/CFO.	256,122	318,672

Three vehicle installment loans; principal and interest due in monthly installments aggregating $1,591; with maturities ranging from January 2010 through July 2010; collateralized by automobiles*	—	18,071

	330,004	449,059
Less current maturities	107,537	117,774

Total long-term debt	$222,467	$331,285

*The remaining balance on these loans was paid off early in May 2010.

The aggregate maturities or principal payments required on long-term debt for years subsequent to May 29, 2010, are as follows:

Year	Amount
2011	$ 107,537
2012	103,746
2013	75,120
2014	43,601
2015	—
Total	$ 330,004

AMERICAN  CONSUMERS,  INC.

NOTES  TO  FINANCIAL  STATEMENTS

Note 4.	Lease Commitments

The Company leases the facilities in which its retail grocery operations are located under noncancelable operating leases that expire at various dates through December 2014.  Substantially all of the leases include renewal options.  The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of May 29, 2010:

Fiscal Year Ending	Minimum Rentals

2011	$ 653,251
2012	616,934
2013	385,826
2014	204,281
2015	26,238

Total	$1,886,530

Rental expense for the fiscal years ended May 29, 2010 and May 30, 2009, is as follows:

	2010	2009
Minimum rentals	$653,251	$646,690
Contingent rentals based on sales	17,810	21,938

Total	$671,061	$668,628

Note 5.	Federal and State Income Taxes

No amounts have been provided for current and deferred federal and state tax expense in the statements of income for the years ended May 29, 2010 and May 30, 2009, as a result of recurring net operating losses and the related full valuation allowance on the Company’s net deferred tax assets.

AMERICAN  CONSUMERS,  INC.

NOTES  TO  FINANCIAL  STATEMENTS

Note 5.
Federal and State Income Taxes (continued)

A reconciliation of income tax expense computed by applying the U.S. Federal statutory rates to income before income taxes and actual income tax expense is as follows:

	2010	2009
Federal income tax expense (benefit) computed at the statutory rates	$ (71,700)	$ 9,100
State income tax (benefit), net of federal income tax expense (benefit)	(26,400)	3,300
Change in deferred tax asset valuation allowance	98,100	(12,400)

Total income tax expense	$ —	$ —

The tax effects of significant temporary differences that comprise deferred tax assets and liabilities at May 29, 2010 and May 30, 2009, are as follows:

	2010	2009
Deferred tax assets:
Net operating loss carryforward	$(193,400)	$(97,400)
Other	(8,500)	(11,200)

Deferred tax liabilities:
Depreciable basis of property and equipment	10,800	15,600
Deferred tax asset valuation allowance	191,100	93,000
	$—	$—

At May 29, 2010, the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $906,000 and $1,042,000, respectively.  The Company has established a full valuation allowance, which effectively reduces the carrying value of its net deferred taxes to zero at May 29, 2010 and May 30, 2009.  Unless the Company realizes sufficient taxable income in future periods to demonstrate that the likelihood of realization of the net deferred tax assets is reasonably assured under the accounting guidelines of ASC Topic 740 “Income Taxes”, this valuation allowance will be continued in future periods.  If not utilized, the carryforwards will expire at various dates from 2024 through 2030.

AMERICAN  CONSUMERS,  INC.

NOTES  TO  FINANCIAL  STATEMENTS

Note 5.	Federal and State Income Taxes (continued)

ASC Topic 740, “Income Taxes”, clarifies the accounting for uncertainty in tax positions and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  ASC Topic 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  During the fiscal years ended May 29, 2010 and May 30, 2009, the Company recognized no interest and penalties assessed by taxing authorities on any underpayment of income tax.

Note 6.	Employee Benefit Plan

The Company has a 401(k) employee benefit plan covering substantially all employees who have met minimum service and age requirements. The Company's annual contribution is discretionary. The Company's contribution to the plan was $7,500 in 2010 and 2009.

Note 7.	Concentration of Credit Risk and Major Supplier

The Company maintains a certificate of deposit and other deposit accounts at financial institutions in amounts that exceed the Federal Deposit Insurance Corporation (FDIC) insurance limit.  The total of deposits that exceeded the FDIC insurance limit was $305,988 at May 29, 2010.  The Company believes that maintaining deposits in these financial institutions does not represent a significant credit risk and that the Company benefits from favorable banking relationships as a result of maintaining deposits with these institutions.

Approximately 82 percent of the Company’s purchased merchandise for the year ended May 29, 2010, was procured from the Company’s main supplier.

Note 8.	Related Party Transactions

As described in greater detail in Note 2 above, the Company finances a portion of its working capital requirements through borrowings consisting of an unsecured note, payable to Matthew Richardson the son of principal stockholder Diana Richardson.  The note bears interest at a rate per annum .25% below the base rate of interest charged on the Company’s borrowings from its lead bank and is payable on demand. Diana Richardson was retained in January 2010 as an advertising consultant at a rate of $700 per month.

AMERICAN  CONSUMERS,  INC.

NOTES  TO  FINANCIAL  STATEMENTS

Note 9.	Segment Reporting

ASC Topic 280, “Segment Reporting” provides for the identification of reportable segments on the basis of discrete business units and their financial information to the extent such units are reviewed by an entity’s chief decision maker (which can be an individual or group of management persons).  ASC Topic 280 permits aggregation or combination of segments that have similar characteristics.  In the Company’s operations, each store is viewed by management as being a separately identifiable business or segment from the perspective of monitoring performance and allocation of financial resources.  Although the stores operate independently and are managed and monitored separately, each is substantially similar in terms of business focus, type of customers, products and services.  Accordingly, the Company’s financial statements reflect the presentation of segment information on an aggregated basis in one reportable segment.

Note 10.	Fair Value Disclosures

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures.  In accordance with the “Fair Value Measurements and Disclosures” ASC Topic 820, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Fair value is best determined based upon quoted market prices.  In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.  Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.  Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

ASC Topic 820 provides a consistent definition of fair value, which focuses on exit price in an orderly transaction between market participants at the measurement date under current market conditions.  If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate.  In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment.  The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

AMERICAN  CONSUMERS,  INC.

NOTES  TO  FINANCIAL  STATEMENTS

Note 10.	Fair Value Disclosures (continued)

ASC Topic 820 also establishes a three-tier fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, as follows:

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

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

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

AMERICAN  CONSUMERS,  INC.

NOTES  TO  FINANCIAL  STATEMENTS

Note 11.	Quarterly Data (unaudited)

	Fiscal Years Ended
	May 29, 2010				May 30, 2009
	Thirteen Weeks Ended 5/29/2010	Thirteen Weeks Ended 2/27/2010	Thirteen Weeks Ended 11/28/2009	Thirteen Weeks Ended 8/29/2009	Thirteen Weeks Ended 5/30/2009	Thirteen Weeks Ended 2/28/2009	Thirteen Weeks Ended 11/29/2008	Thirteen Weeks Ended 8/30/2008

Net sales	$ 8,001,078	$ 8,153,886	$ 8,138,983	$ 8,643,898	$ 8,422,042	$ 8,513,107	$ 8,700,897	$ 8,785,280
Cost of goods sold	6,117,524	6,147,539	6,171,934	6,611,907	6,331,015	6,391,451	6,549,700	6,699,136

Gross profit	1,883,554	2,006,347	1,967,049	2,031,991	2,091,027	2,121,656	2,151,197	2,086,144

Operating, general and administrative expenses	2,048,567	2,124,801	2,162,198	2,060,467	2,075,591	2,123,307	2,132,687	2,109,130

Operating income (loss)	(165,013)	(118,454)	(195,149)	(28,476)	15,436	(1,651)	18,510	(22,986)

Other income	22,393	21,216	21,997	25,047	23,365	24,224	23,072	28,174
Interest expense	(17,520)	(15,934)	(14,989)	(13,402)	(12,977)	(15,239)	(11,467)	(7,847)

Income (loss) before income taxes	(160,140)	(113,172)	(188,141)	(16,831)	25,824	7,334	30,115	(2,659)
Income taxes	-	-	-	-	-	-	-	-

Net income (loss)	$ (160,140)	$ (113,172)	$ (188,141)	$ (16,831)	$ 25,824	$ 7,334	$ 30,115	$ (2,659)

Earnings per common share:	$ (0.211)	$ (0.149)	$ (0.248)	$ (0.022)	$ 0.034	$ 0.009	$ 0.039	$ (0.003)